

Eastman Kodak Company 2025 Annual Report on Form 10-K and Notice of 2026 Annual Meeting and Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 1-00087

EASTMAN KODAK COMPANY
(Exact name of Registrant as specified in its Charter)

New Jersey	**16-0417150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
343 State Street, Rochester, New York	**14650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (800) 356-3259

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	KODK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of Common Stock on June 30, 2025, was approximately $364 million.

The number of shares of Registrant's Common Stock outstanding as of March 6, 2026 was 97.5 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on May 20, 2026 have been incorporated by reference into Part III of this Annual Report on Form 10-K.

Eastman Kodak Company
Form 10-K
December 31, 2025

Table of Contents

Page

Part I

Part II

Part III

Part IV

ITEM 1. BUSINESS

When used in this report, unless otherwise indicated, "we," "our," "us," the "Company" and "Kodak" refer to the consolidated company on the basis of consolidation described in Note 1 to the consolidated financial statements in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K Report.

Kodak is a global manufacturer focused on commercial print and advanced materials and chemicals. With 79,000 patents earned over 130 years of research and development ("R&D"), Kodak believes in the power of technology and science to enhance what the world sees and creates. Kodak's innovative, award-winning products, combined with its customer-first approach, make us the partner of choice for commercial printers worldwide. Kodak is committed to environmental stewardship, including industry leadership in developing sustainable solutions for print.

The Company was founded by George Eastman in 1880 and incorporated in 1901 in the State of New Jersey. Kodak is headquartered in Rochester, New York.

DESCRIPTION OF THE BUSINESS

Kodak's operations are classified into three reportable segments: Print, Advanced Materials and Chemicals, and Brand. The balance of Kodak's continuing operations, which do not meet the criteria of a reportable segment, are reported in All Other and primarily represent the Eastman Business Park ("EBP") operations.

Print

The Print segment is comprised of four lines of business: the Prepress Solutions business, the Prosper business, the Software business and the Electrophotographic Printing Solutions business. Print segment products include digital offset plate offerings and computer-to-plate ("CTP") imaging solutions, production press systems, consumables (primarily ink), inkjet components, software and services, and high-quality digital printing solutions using electrically charged toner-based technology. The Print segment serves a variety of commercial industries, including commercial print, direct mail, book publishing, newspapers and magazines and packaging/labels. Print products are sold to customers through both a direct sales team as well as indirectly through dealers and channel partners. Key competitors are Fuji, EC03, HP, Canon, Ricoh and Screen. Products and services included in Kodak's offerings are described below.

This segment is experiencing challenges from higher raw material and other supply chain costs, including impacts from tariffs, competitive pricing pressures and declines in volume. Refer to the Business Overview and Strategy section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on the opportunities and challenges related to the Print segment.

- *Prepress Solutions:*

  - The Prepress Solutions business provides digital offset plate offerings and CTP imaging solutions.

  - The goal of Prepress Solutions is to pursue a contract-based, stable and recurring cash flow-generative business model. The average duration of customer contracts is two years. These contracts generate recurring revenue. The core of the business is the manufacturing of aluminum digital printing plates of varying sizes. These plates can be as small as 23cm x 27cm and as large as 126cm x 287cm. Unexposed plates are sold to commercial printing companies for use in the offset printing process. Kodak also manufactures equipment, known as CTP equipment, which images the plates with a laser. The offset printing process transfers ink from the plate onto a rubber blanket and then onto the substrate to be printed. Due to the nature of the imaging and printing process, a new plate must be used for each printing run. As a result, there is a recurring revenue stream from the sale of these plates.

  - The Digital offset plate offerings include KODAK SONORA Process Free Plates. Instead of the traditional process in which a plate is run through processing equipment containing a solution of developer, chemicals and water to set the image, KODAK SONORA Process Free Plates enable printers to set the image on the platesetter, then go directly to press. Processing variability is eliminated, so process-free plate users benefit from more consistent and stable plates. The solution is designed to be a much more environmentally friendly approach that could eliminate all processing chemicals, water and excess energy and waste from the plate-making process. These plates are designed to deliver cost savings and efficiency for customers and promote environmental sustainability practices.

- *Prosper:*

  - The Prosper business product offerings include PROSPER press systems and PROSPER components, based on KODAK's Continuous Inkjet Technologies KODAK Stream and ULTRASTREAM, along with KODACHROME and KODAK EKTACOLOR Inks and KODAK OPTIMAX Primers. Examples include the PROSPER 7000 Turbo Press and the PROSPER ULTRA 520 Press, which is powered by ULTRASTREAM, Kodak's 4th generation inkjet technology, which Kodak believes delivers exceptional quality at the fastest speeds, even on the most demanding jobs with heavy ink coverage on glossy and coated papers.

  - In addition to Kodak-branded presses, PROSPER print head components are integrated into original equipment manufacturer ("OEM") partner products and systems. Applications include publishing, commercial print, direct mail, packaging and décor. The modular and scalable design of print heads powered by our ULTRASTREAM inkjet technology facilitates integration in print widths from 104 – 2500 mm (4" – 98") for applications on paper, film, plastic, and other substrates, expanding the footprint of inkjet printing to take on the challenges of a new age of digital printing.

  - Sales of PROSPER presses and components result in recurring revenue from sales of KODACHROME and KODAK EKTACOLOR Inks and KODAK OPTIMAX Primers and equipment service. The level of recurring revenue depends on the application for which the equipment is used, which drives the total number of pages printed and, therefore, the amount of ink usage. Kodak also generates revenue through the sale of other consumables including refurbished jetting modules and service.

  - The Prosper business also includes KODAK VERSAMARK products which are the predecessor products to the Prosper business. Kodak has ceased manufacturing VERSAMARK Press Systems. Users of KODAK VERSAMARK products continue to purchase ink and other consumables as well as service from Kodak. Applications of the VERSAMARK products include publishing, transactional, commercial print and direct mail.

- *Software:*

  - The Software business offers a leading suite of solutions for print production workflow, including the PRINERGY workflow production software, by providing customer value through automation, web integration and integration with other Kodak products and third-party offerings. Production workflow software is used by customers to manage digital and conventional print content from file creation to output. Production workflow software manages content and color, reduces manual errors and helps customers manage the collaborative creative process. Kodak believes it is a leader in production workflow solutions for the commercial print and packaging industries. Kodak added its cloud-based PRINERGY On Demand Platform to its PRINERGY offerings in 2022.

  - The Software business includes digital front-end controllers which manage the delivery of personalized content to digital presses while controlling color and print consistency.

- *Electrophotographic Printing Solutions:*

  - NEXFINITY printers produce high-quality, differentiated printing of short-run, personalized print applications, such as direct mail, books, marketing collateral and photo products.

  - Kodak ceased manufacturing of NEXFINITY printers effective December 2022. Kodak continues to offer ink and other consumables as well as provide service to its installed base of printers.

Net sales for the Prepress Solutions business accounted for 52%, 54% and 56% of Kodak's total net revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Advanced Materials and Chemicals

The Advanced Materials and Chemicals segment is comprised of five lines of business: the Industrial Film and Chemicals business, the Motion Picture business, the Pharmaceuticals business, the Advanced Materials and Functional Printing business and the IP Licensing and Analytical Services business. Kodak's Advanced Materials and Chemicals products are distributed directly by Kodak and indirectly through dealers. Kodak Alaris, a professional and consumer still photographic film and chemicals customer, represented approximately 33% of total Advanced Materials and Chemicals segment revenues in both 2025 and 2024 and 34% in 2023. Products and services included in Kodak's offerings are described below.

The Advanced Materials and Chemicals segment includes the Kodak Research Laboratories which conduct research, develop new product or new business opportunities such as Kodak's growth initiatives and file patent applications for its inventions and innovations.

The Advanced Materials and Chemicals segment also manages licensing of its intellectual property to third parties and is a supporting participant for any licensing of Kodak intellectual property to a third-party. Kodak maintains a large worldwide portfolio of pending applications and issued patents.

- *Industrial Film and Chemicals*:

  - Offers professional and consumer still photographic film, as well as industrial film, including films used by the electronics industry to produce printed circuit boards.

  - Includes related component businesses: Specialty Chemicals; Solvent Recovery; and Polyester Film. Specialty Chemicals include unregulated key starting materials ("KSMs") for pharmaceuticals and materials for batteries (e.g., electric vehicles ("EV") and others) and specific functional materials for personal care products.

  - Offers specialty inks and dispersions to third parties.

  - Offers coating and product commercialization services: offerings include both pilot-scale and production scale roll-to-roll coating capabilities utilizing Kodak's assets and know-how to commercialize and manufacture third-party products. This includes the growth initiative for coated substrates for components used in cell and battery pack assembly.

- *Motion Picture:*

  - Includes the motion picture film business serving the entertainment industry. Motion picture products are sold directly to studios, external laboratories, distributors, and independent filmmakers.

  - Kodak motion picture film processing laboratories offer onsite processing services at strategic locations in the U.S. and Europe.

- *Pharmaceuticals:*

  - Kodak plans to capitalize on its existing chemical manufacturing expertise, including current production of unregulated KSMs for pharmaceutical products, to implement an expansion into manufacturing Diagnostic Test Reagent solutions. Kodak completed construction of its Current Good Manufacturing Practice ("cGMP") lab and manufacturing facility at EBP in 2025 and is now certified to manufacture reagents for healthcare applications. The facility began manufacturing phosphate buffered saline (PBS) for laboratory use in the second half of 2025.

- *Advanced Materials and Functional Printing:*

  - Advanced Materials develops solutions for component smart materials based on the materials science inventions and innovations from the research laboratories. There are multiple applications that Kodak contemplates addressing in this category, one of which is light blocking particles for black out window treatments. A second application is a specialized functional film being manufactured for use by a 3D printing customer.

  - Functional Printing concentrates on contract manufacturing, development partnerships, and/or licensing opportunities in very high-resolution micro-3D printing solutions such as printed electronics, printed transparent heaters, and printed transparent antennas. Development partnerships may include non-recurring engineering payments for Kodak's efforts to further develop such technologies into components or sub-systems for their products. Also, a portfolio of products is offered to enable others to utilize functional printing.

- *IP Licensing and Analytical Services*:

  - Kodak actively seeks opportunities to leverage its patents and associated technology in licensing and/or cross-licensing deals to support both revenue growth and its ongoing businesses. While revenues from these licensing activities tend to be unpredictable in nature, this segment carries the potential for revenue generation from intellectual property licensing and new materials businesses. Kodak also provides a wide range of analytical services to external clients at competitive rates.

Refer to the Business Overview and Strategy section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on the opportunities related to Advanced Materials and Chemicals growth initiatives.

Net sales for Industrial Film and Chemicals business accounted for 23%, 21% and 18% of Kodak's total net revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Brand

The Brand segment includes licensing of the Kodak brand to third parties. Kodak currently licenses its brand for use with a range of products including digital, instant print and 35mm film cameras, printing and scanning consumer use devices, eyewear, batteries and apparel. Kodak intends to continue efforts to grow its portfolio of brand licenses to generate both ongoing royalty streams and upfront payments. Brand licensees use the Kodak brand on their own products and use their own distribution channels.

RAW MATERIALS

The raw materials used by Kodak are many and varied and are generally readily available. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. Kodak procures lithographic aluminum coils from several suppliers with pricing largely based on prevailing market prices for aluminum. Electronic components are used in the manufacturing of commercial printers and other electronic devices. The film and chemicals business uses many raw materials, including silver, from a broad range of suppliers. While most raw materials are generally available from multiple sources, certain key electronic components, other components and specialty chemicals included in the finished goods manufactured by Kodak and manufactured by and purchased from Kodak's third-party suppliers are obtained from single or limited sources, which subjects Kodak to supply risks. Refer to Item 1A, "Risk Factors" and the Executive Overview section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the impact of the economic environment and other global events for additional information.

SEASONALITY OF BUSINESS

Printing equipment and plate unit sales generally are higher in the fourth quarter, resulting from customer or industry budgeting practices and buying patterns.

RESEARCH AND DEVELOPMENT

Kodak's general practice is to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to Kodak's ability to provide industry-leading products. Kodak holds portfolios of patents in several areas important to its business, including specific technologies such as lithographic printing plates and related equipment systems; digital printing workflow and color management proofing systems; key press components and toners for color and black-and-white electrophotographic printing systems; commercial inkjet writing systems and components, presses and inks; custom and specialty materials for 3D printing, functional printing materials, material formulations, and deposition modalities; engineered microparticles for specific functions; and security materials. Each of these areas is important to existing and emerging business opportunities that bear directly on Kodak's overall business performance.

In addition to patents, Kodak's intellectual property includes know-how in many of the areas noted above, but in other businesses as well, such as color negative films, processing and print films, manufacturing of unregulated KSMs for the pharmaceutical industry and other specialty chemical materials and formulations.

Kodak's major products are not dependent upon one single, material patent. Rather, the technologies that underlie Kodak's products are supported by an aggregation of patents having various remaining lives and expiration dates along with know-how and trade secrets. There is no individual patent, or group of patents, whose expiration is expected to have a material impact on Kodak's results of operations.

ENVIRONMENTAL MATTERS

Kodak is subject to a wide variety of increasingly stringent federal, state, local, and foreign environmental laws and regulations, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. It is Kodak's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices and to comply with applicable health, safety and environmental laws and regulations. Kodak continues to engage in programs for environmental, health and safety protection and control.

A liability for environmental remediation and other environmental costs is accrued when it is considered probable that a liability has been incurred and the amount of loss can be reasonably estimated. Environmental costs and accruals are presently not material to Kodak's operations, cash flows or financial position. Although there is no assurance that existing or future environmental laws applicable to operations or products will not have a material adverse effect on operations, cash flows or financial condition, Kodak does not currently anticipate material expenditures to comply with environmental laws and regulations.

Kodak is focused on developing and delivering products and technologies that can drive sustainability and profitability by increasing operational efficiency, minimizing resource use, reducing costs over time and empowering customers to meet their own sustainability objectives.

The opportunity to reduce the environmental impact of its products and services is especially great for print products, as commercial printing has historically been a significant source of waste and pollution. Kodak continues to develop in-house life cycle assessment and carbon footprint capabilities, which will help identify where the environmental footprint of Kodak's products can be further reduced.

HUMAN CAPITAL

As of the end of 2025, Kodak employed approximately 3,500 employees across 27 countries. Kodak's success depends on identifying, attracting, engaging, developing, and retaining a highly skilled workforce in multiple areas within Kodak. Outside the U.S. there are employees in certain countries that are represented by unions or similar organizations, such as works councils, or are covered by collective bargaining agreements.

Kodak utilizes temporary staffing programs to develop a pipeline of talent and provide additional support during peak periods. This includes working closely with local schools to provide apprentice and intern programs. Less than 1% of its workforce is temporary.

The Company has a code of conduct policy that requires the fair treatment of all employees and a zero tolerance policy for harassment or intimidation. Kodak conducts code of conduct training with employees and managers on an annual basis.

Health, Wellness and Safety

Kodak is dedicated to driving continuous safety improvement across its operations. Kodak's approach includes identifying and mitigating risk, targeted training, information sharing on safe work practices, and thorough analysis of incidents and near misses, implementing preventative measures and performing reviews to confirm the hazard has been eliminated.

AVAILABLE INFORMATION

Kodak files many reports with the Securities and Exchange Commission ("SEC") (www.sec.gov), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through Kodak's website at www.Kodak.com. To reach the SEC filings, follow the links to Company, About Us, Investor Center, Financials and then SEC Filings. Kodak routinely posts important information that may be deemed material to investors, including news releases, announcements and other statements about its business and results of operations, on its Investor Center website at https://investor.kodak.com/. Kodak uses its website as a means of disclosing material, nonpublic information and for complying with its disclosure obligations under Regulation FD. Investors should monitor Kodak's Investor Center website in addition to following its press releases, filings with the SEC, public conference calls and webcasts. Kodak does not incorporate the contents of any website into this or any other report it files with the SEC.

ITEM 1A. RISK FACTORS

Kodak operates in rapidly changing economic and technological environments which present numerous risks and uncertainties. The risk factors described below, if realized, could have a material adverse effect on Kodak's business, financial condition, and results of operations and make an investment in our securities risky. Some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events, or contingencies have occurred in the past, and instead reflect Kodak's beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect Kodak in the future. The risks and uncertainties described below are not the only ones Kodak faces. Kodak's operations could also be affected by factors, events, or uncertainties that are not presently known to Kodak or that Kodak currently does not consider to present significant risks to Kodak's business. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that Kodak faces. You should carefully consider these risks and uncertainties in addition to other information contained in this Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section and the consolidated financial statements and related notes.

Risks Related to Kodak's Business and Operations

Global economic and geopolitical conditions have adversely affected, and may continue to adversely affect, Kodak's business, financial condition, and results of operations. These conditions include ongoing wars and geopolitical tensions, medical epidemics, inflationary pressures, fluctuations in commodity prices and interest rates, changes in trade policies (including tariffs and other trade restrictions or the threat of such actions), and volatility in customer demand.

Unfavorable global economic developments, such as the wars in Ukraine and Iran, other conflicts involving Israel, broader regional or geopolitical instability, medical epidemics, elevated inflation, and rising or rapidly changing commodity prices and interest rates, have created, and may continue to create significant business and operational challenges. These challenges may include increases in operational and input costs, business interruptions or shutdowns, delays or restrictions in manufacturing, transportation, or installation activities, lower consumer and customer demand, and reduced ability of customers, suppliers, and partners to meet their financial or operational obligations. Deterioration in customers' financial condition could result in higher levels of accounts receivable, an increase in past-due balances and uncollectible accounts, and heightened credit risk. In addition, disruptions in global financial markets could negatively impact Kodak's liquidity or access to credit, including due to failures or instability involving banks or other financial institutions.

Kodak's operating costs have been and may continue to be adversely affected by higher prices for energy, shipping, labor and raw materials. Key inputs used in Kodak's products—including aluminum, silver, petroleum-based materials, and other commodity-based components—have experienced significant price volatility, and further increases or shortages could materially impact Kodak's cost structure. Supply chain constraints or disruptions may limit the availability of essential raw materials and component products and may impair Kodak's ability to satisfy customer demand for its products and services.

The duration, severity, and ultimate impact of these global economic and geopolitical conditions remain highly uncertain and depend on future developments that are difficult or impossible to predict, including any escalation of existing conflicts, additional global or regional hostilities, changes in international trade relationships, or shifts in governmental responses and policies. Any continued or worsening of these conditions could materially adversely affect Kodak's business, financial condition, cash flows, or results of operations.

For additional information regarding the known impacts of the wars in Ukraine and Iran, other conflicts involving Israel, and broader global economic conditions, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in this Annual Report on Form 10‑K.

The ability to generate positive operating cash flows will be necessary for Kodak to continue to operate our business.

Continued investment, capital needs, restructuring payments, dividends and servicing Kodak's debt require a significant amount of cash and we may not be able to generate sufficient cash to fund these activities, which could adversely affect our business, financial condition, and results of operations. Kodak has not consistently generated positive operating cash flows without supplementing such cash flow from operations with financing and monetization transactions, such as the KRIP reversion, over the past several years. There can be no assurance Kodak will be able to generate cash flow from financing or monetization transactions in the future or, if it is able to generate such cash flow in the future, the amount or timing of such cash flow. Kodak's businesses may not grow or continue to generate the same or enough cash flow.

It may take Kodak longer than planned to generate consistent positive cash flow from operations, which would have a material adverse effect on our liquidity and financial position. If Kodak is unable to generate positive cash flow from operations for an extended period in the future or to adequately supplement such cash flow from operations, our ability to continue as a going concern could be impaired or limited.

Kodak's ability to generate cash is subject to general economic, financial, competitive, legal, regulatory and other factors beyond our control. There are no assurances:

- Kodak's businesses will generate sufficient cash flow from operations;

- Kodak will be able to repatriate or move cash to locations where and when it is needed;

- Kodak will meet all conditions associated with borrowings or issuing letters of credit under the Amended and Restated L/C Facility Agreement;

- Kodak will realize cost savings, earnings growth or operating improvements resulting from the execution of our business and restructuring plan;

- Kodak will not have to expend cash defending lawsuits regardless of the merits of any claims raised; or

- Future sources of funding will be available in amounts sufficient to enable funding of our liquidity needs.

Kodak's business may not generate cash flow in an amount sufficient to enable us to pay the principal or mandatory redemption price of, or interest and dividends on, the senior secured first lien term loans (the "Term Loans") borrowed under the Amended and Restated Credit Agreement, dated June 30, 2023, by and among the Company, the lenders party thereto (the "Term Loan Lenders"), and Alter Domus (US) LLC, as Administrative Agent (the "Term Loan Credit Agreement"), and the 4.0% Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock"), or to fund Kodak's other liquidity needs, including working capital, capital expenditures, product development efforts, restructuring actions, collateral requirements, strategic acquisitions, investments and alliances and other general corporate requirements.

If Kodak cannot fund our liquidity needs, we will have to take actions, such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, and investments and alliances; selling additional assets; restructuring or refinancing the Company's debt; or seeking additional equity capital. Such actions could increase the Company's debt, negatively impact customer confidence in our ability to provide products and services, reduce our ability to raise additional capital and delay sustained profitability. There are no assurances any of these actions could, if necessary, be taken on commercially reasonable terms, or at all, or they would satisfy Kodak's liquidity needs.

If Kodak is unable to continue successful development, funding, and commercialization of products in businesses upon which we are focused or do so within an acceptable timeframe, Kodak's financial performance could be adversely affected.

Kodak has focused our investments in print, advanced materials, and chemicals. These investment areas include specialty chemicals, including pharmaceutical and reagent products, coated materials used in EV/energy storage batteries and smart materials for light control and 3D printing, digital printing using commercial inkjet and high resolution functional printing for electronic and optical solutions. Each of these businesses requires additional investment and may not be successful. The introduction of successful innovative products at market competitive prices and the achievement of scale are necessary for Kodak to grow these businesses, improve margins and achieve our financial objectives. Additionally, Kodak's strategy is based on a number of factors and assumptions, some of which are not within our control, such as the actions of third parties, including the geopolitical environment. There can be no assurance that we will be able to successfully execute all or any elements of our strategy, or that Kodak's ability to successfully execute our strategy will be unaffected by external factors. If Kodak is unsuccessful in growing our investment businesses as planned, or perceiving the needs of our target customers, Kodak's results of operations, financial condition and liquidity could be adversely affected.

If Kodak is unable to successfully or timely implement cost structure reductions, Kodak's business, financial condition and results of operations could be adversely affected.

Kodak is continuing to streamline operations and rationalize its workforce to align with business initiatives; however, there is no assurance that workforce reductions, restructuring initiatives, or other cost-saving measures will achieve the expected benefits. Significant organizational changes, including shifts in leadership, culture, functional alignment, and outsourcing create risks related to capacity constraints and loss of institutional knowledge, which could lead to diminished results, compliance issues, or reputational harm.

Poorly executed cost-saving actions may result in lost sales, weakened customer relationships, lower employee morale, loss of key personnel, product delays and increased costs. In addition, workforce reductions must comply with applicable laws and regulations, including local labor laws, and failure to do so may result in damages, fines or penalties. Any of these outcomes could negatively impact Kodak's business, financial condition, or results of operations.

The loss of one or more of Kodak's key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

In order to be successful, Kodak must continue to attract, retain and motivate executives and other key employees across the Company. Hiring and retaining qualified executives, research and engineering professionals, and qualified sales representatives, particularly in Kodak's targeted growth markets, is critical to our future. Given our business is highly technical and specialized, it would be difficult to replace the loss of any of our key employees. The increased focus from the current administration on immigration is also a factor in identifying technical and specialized talent. Kodak may be unable to attract and retain highly qualified management and employees, particularly if we do not offer employment terms competitive with the rest of the market. Failure to attract and retain qualified individuals, key leaders, executives and employees, or failure to develop and implement a viable succession plan, could result in inadequate depth of institutional knowledge or skill sets, which could adversely affect Kodak's business and results of operations.

If Kodak cannot effectively anticipate or rapidly respond to technology trends or develop and market new products that meet changing customer needs, our revenue, earnings and cash flow could be adversely affected.

Kodak operates in industries characterized by rapid technological change, frequent product and service introductions and evolving standards. Kodak's success depends on developing differentiated solutions and technologies and bringing new products to market on a timely basis to capture market share and grow scale. Customer needs and business models continue to shift, and Kodak's products and services may not keep pace with these changes or may no longer align with customer requirements, including decisions by customers to outsource or use competing products or providers.

Failure to accurately anticipate new technology trends or recognize customer preferences, respond quickly to changing expectations, and effectively communicate our offerings could negatively impact Kodak's financial performance.

Kodak's ability to innovate may also be affected by competitors with greater resources, resulting in inferior assessments of technological trends and weaker product roadmaps.

Additionally, reductions in corporate-focused research and development activities may limit Kodak's ability to respond to market and technology changes, which could adversely affect future revenue streams.

Increased competition, including price competition, could materially adversely affect Kodak's revenue, gross margins, cash flow and market share.

Kodak operates in highly competitive markets with well- funded, entrenched, and often larger industry participants. Kodak also faces aggressive global price competition. Competitors may better anticipate market developments, offer superior or broader product and service portfolios, operate at lower or government-supported cost, have better access to materials and supplies and the ability to acquire materials and supplies at a lower or government-supported cost, secure materials more efficiently, maintain stronger supplier or customer relationships, adapt more quickly to new technologies or evolving customer requirements or access financing on more favorable terms.

As a result, Kodak may be unable to compete effectively or maintain operating costs and pricing at competitive levels. Industry-wide pricing pressures and insufficiently competitive products, services or reliability could lead to loss of market share and adversely impact Kodak's revenue, gross margins and cash flow.

Kodak is exposed to risks associated with expanding into related or new markets and industries.

As part of our growth strategy, Kodak seeks to expand into related or new markets and industries, using existing products or internally developed technologies, collaborations or acquisitions. Kodak's ability to do so may be affected by factors such as:

- the need for additional resources to develop and support new products and markets;

- the need for new sales strategies and customer relationships;

- differing profitability and growth rates across multiple businesses;

- challenges in anticipating demand, capitalizing on opportunities and managing associated risks;

- the complexity of operating diverse businesses with varying production, supply chain and logistics requirements;

- implementing new business models, processes and systems;

- managing strategic alliances and partnerships;

- adapting to new materials, processes and technologies;

- attracting and retaining employees with required expertise;

- engaging with new or more diverse customers and suppliers, including those with limited histories, funding challenges or evolving business models or those operating in unfamiliar regions;

- competing with new or better-resourced competitors with potentially more industry experience and established customer relationships;

- operating in new industries and countries, with different legal, regulatory and business environments, and employment and safety practices and requirements;

- navigating third-party intellectual property rights; and

- complying with, or helping establish, applicable industry standards and practices.

Kodak's investment in new products and services may not achieve expected returns.

Commercial success depends on many factors, including innovation, manufacturing capability, and effective distribution and marketing. If customers do not perceive Kodak's latest offerings as providing significant new functionality or other value, they may reduce their purchases of new products or upgrades, unfavorably affecting our revenue. That may mean Kodak does not achieve significant revenue from new product, service, and distribution channel investments for several years, if at all.

New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins Kodak has experienced historically. Developing new technologies is complex. It can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or services could adversely affect Kodak's revenue.

If Kodak does not effectively manage product reliability, yield and quality, product launches may be delayed, financial results may be adversely impacted, and our reputation may be harmed.

Kodak must address reliability and quality issues across product development, manufacturing, and servicing, including defects in our processes and in third-party components. Because Kodak's products are sophisticated and technology evolves rapidly, defects may increase, particularly with new product lines.

Unanticipated performance issues may delay launches, increase costs, and result in lost revenue and earnings. Although Kodak has procedures to mitigate quality risks we may not be able to eliminate or successfully mitigate them. Product reliability or quality issues can damage customer relationships, lead to product recalls, warranty or service obligations, and litigation and negatively impact Kodak's brand, reputation and financial results.

Aging manufacturing facilities and equipment could lead to failures and require significant capital investment.

Kodak's manufacturing facilities are aged and without extensive and timely upgrades, may become increasingly prone to equipment and system failures. Planned capital improvements pose a risk to manufacturing operations due to complexity of processes and technology and limited remaining knowledge. However, delays in capital improvements heighten risks related to equipment failures, further obsolescence, process complexity and loss of employee expertise. A critical failure could disrupt operations, cause manufacturing delays, increase repair or redesign costs, result in lost sales and customers, and damage Kodak's reputation, any of which could materially adversely affect our business, financial condition and results of operations.

If Kodak fails to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.

Kodak uses a variety of distribution methods to sell and deliver our products and services, including direct sales, third-party resellers, channel partners and distributors. Successfully managing the interaction of direct and indirect channels across customer segments for our products and services is complex. Since each distribution method has distinct risks and financial implications, Kodak's failure to achieve the most advantageous delivery model for our products and services could adversely affect our revenue and earnings.

If Kodak cannot protect its intellectual property ("IP") rights or if third parties claim we infringe theirs, our revenue, earnings, expenses and liquidity may be adversely impacted.

A key differentiator for Kodak in many of its businesses is a technological advantage over competitors' products and solutions. Kodak's competitive position depends on the strength of its IP rights. Patents, copyrights, trademarks, trade secrets, and non-disclosure, confidentiality and related agreements may not fully prevent unauthorized use, disclosure, invalidation, misappropriation, or challenges to Kodak's IP. In some jurisdictions, legal protections are weaker than the U.S., increasing the risk of infringement, copying or dilution. Certain businesses and products may rely on technologies developed or licensed from third parties, and any failure to maintain any associated license may disrupt Kodak's business and negatively affect its financial results.

Kodak also licenses third parties to use our trademarks. In an effort to preserve our trademark rights, Kodak enters into license agreements with these third parties which govern the use of our trademarks and requires our licensees to abide by quality control standards with respect to the goods and services they provide under the trademarks. Although Kodak makes efforts to police the use of our trademarks by our licensees, there can be no assurance these efforts will be sufficient to ensure the licensees abide by the terms of their licenses. Kodak's trademark rights may be weakened if licensees fail to meet required quality standards or if Kodak or our licensees do not adequately use or protect those marks.

Kodak has made substantial investments in new, proprietary technologies and has filed patent applications and obtained patents to protect our intellectual property rights in these technologies as well as the interests of our licensees. Kodak's patent applications may not be granted, issued patents may be narrower or weaker than expected, and patents may be challenged or circumvented. Failure to secure protection in all relevant jurisdictions may limit Kodak's ability to safeguard new technologies.

Additionally, third parties may assert IP claims against Kodak, our customers, or our licensees. Such claims, whether or not valid, can be costly, time-consuming, or divert management attention, may require redesigns, settlements, license fees, or result in damage awards or injunctions that restrict Kodak's ability to sell certain products. Indemnification from third parties may also be unavailable or insufficient, and Kodak may have indemnification obligations to customers or suppliers in the case of any infringement of third party IP by Kodak's products.

Kodak's use of open-source software poses additional risks, including claims regarding ownership or license compliance. Certain open-source licenses may require disclosure of all or part of the source code or distribution of derivative works on unfavorable terms or at no cost. Any such outcomes could negatively affect Kodak's business, financial results, or operations.

Cyber-attacks or other data security incidents that disrupt Kodak's operations or result in the breach or other compromise of proprietary or confidential information about our workforce, our customers, or other third parties could disrupt our business, harm our reputation, cause us to lose customers, and expose us to costly regulatory enforcement and litigation, any of which could lead to material adverse effects on Kodak's results of operations, business and financial condition.

We rely on complex information systems and third‑party technology services to operate our business, including supply chain, manufacturing, distribution, financial reporting, employee processes, digital marketing and communications. Because these systems are critical to our operations, any system failure, disruption, or cybersecurity incident, whether caused by human error, hardware or network failures, malicious activity, cyber-attacks by criminal or state‑sponsored actors, or other catastrophic events, could adversely affect our business.

Cybersecurity incidents may result in unauthorized access to, or loss or misuse of, confidential, proprietary, or personal data; disruption of manufacturing or distribution; delays in financial reporting; violations of data protection laws; reputational harm; lost revenue; or significant remediation costs. Threat actors continue to adopt more sophisticated techniques, including exploiting zero‑day vulnerabilities and emerging technologies such as artificial intelligence.

We also face risks arising from the separate information systems of our partners, suppliers, distributors, and acquired businesses, as well as from cloud and other third‑party service providers. Our ability to assess and monitor their cybersecurity measures is limited, and incidents affecting them could result in secondary operational, financial, regulatory or reputational impacts to us.

Although past incidents have not had a material impact, future events could have a material adverse effect. We continue to invest in cybersecurity personnel, technologies, and training, but no security program can fully prevent or mitigate evolving cyber threats. Additionally, data protection laws impose requirements that may be interpreted unpredictably, and even compliant measures may not prevent intrusions. While we maintain cybersecurity insurance, coverage may be insufficient or may become more difficult or costly to obtain.

Kodak also provides IT-based products and services to our customers and operates services used by our customers and hosted by Kodak. A breach of our security or reliability measures, or those of our third-party service providers, could negatively impact our customers' operations or data privacy, which could expose Kodak to liability and reputational harm.

We may be required to incur significant costs to protect against damage caused by cyber-attacks or data security incidents in the future. Such events may expose us to unexpected liability, litigation, regulatory investigation and penalties, loss of customers' business, unfavorable impact to business reputation, any of which could lead to a material adverse effect on our business, financial condition and results of operations.

Failure to successfully manage the development and improvement of IT systems could diminish or delay any anticipated efficiencies and operational improvements, and our operations and business could be disrupted.

Kodak has implemented significant improvements to IT systems to more effectively manage our global business and execute our strategic plans. If Kodak is unable to successfully manage the ongoing development, improvement and transition of IT systems and unable to effectively design or execute controls over the development, improvement and transition of IT systems, anticipated efficiencies and operational improvements may be delayed or diminished, and we may experience cost overruns, disruption in our operations, or other business or reputational harm, any of which could have a material adverse effect on Kodak's results of operations, business and financial condition.

Emerging issues related to the development and use of artificial intelligence ("AI") could give rise to legal or regulatory action, damage our reputation, or otherwise materially harm our business.

Our development and use of AI technologies remain in the early phases, and appropriate use of AI without adequate controls, or inaccurate claims about our use of AI could create legal, ethical, competitive or reputational risks. If we do not responsibly adapt to and leverage AI, or if our use of AI is perceived as misleading or improperly governed, we may be at a competitive disadvantage.

Conversely, ineffective or inadequate development, testing, disclosure, or deployment of AI by us or by third-party developers or vendors could result in poor or inconsistent outputs, privacy or data-protection concerns, unintended automated decision-making consequences, or potential exposure of confidential or proprietary information. AI systems may also require significant resources and investment, increasing our costs.

In addition, the regulatory landscape governing AI is rapidly developing in the U.S. the European Union and other jurisdictions in which we operate. Emerging laws and government actions related to AI, data privacy, IP, transparency, and ethical AI practices may impose complex, costly or time-consuming compliance obligations. Failure to comply with these requirements, or use of AI in a manner that regulators, customers , or other stakeholders view as inappropriate or misleading, could result in legal or regulatory action, increased scrutiny or liability, harm to our reputation or other material adverse effects on our business and results of operations.

Kodak's inability to effectively complete and manage strategic transactions could adversely impact our business and financial results.

From time to time, Kodak evaluates and enters into potential investments, acquisitions, strategic alliances, joint ventures, divestitures, asset sales, spin-offs and outsourcing arrangements to support our business objectives.

Successfully executing these transactions requires identifying suitable partners completing transactions that may be large and complex, and managing post-closing obligations. Risks increase with larger or multiple simultaneous transactions.

Strategic transactions may involve numerous risks and challenges, including obtaining regulatory approvals, integrating acquired operations, retaining key employees, assessing operating costs, infrastructure needs, and potential environmental and other liabilities, relying on assumptions that may prove inaccurate, entering unfamiliar markets or geographic areas, incurring higher expenses and working capital requirements, facing competition for opportunities, diverting management attention, and issuing additional equity or debt.

There is no assurance Kodak will complete any given transaction or that completed transactions will produce expected cash flows, synergies or other benefits. Failure to execute transactions that support Kodak's strategic objectives may require additional internal investment, weaken our competitive position, or negatively affect market perception, any of which could adversely impact revenue, gross margins and profitability.

If the reputation of Kodak or its brand erodes significantly, it could have a material impact on our financial results.

Kodak's brand and products have worldwide recognition. Kodak's reputation, and the reputation of our brand, form the foundation of our relationships with key stakeholders and other constituencies, including customers, suppliers, distributors, channel partners, consumers, employees and investors. Any harm to the reputation of Kodak or our brand could have a material adverse impact on our results of operations, business and financial condition. The value of Kodak's brand is reflected, in part, in our Brand segment, which licenses the Kodak brand for use by third parties in a wide range of products. Consumers and the public may view the products and activities of brand licensees as the products and activities of Kodak. The measures Kodak undertakes to research and manage licensee relationships and assess the quality of their products may not be sufficient to protect against legal proceedings and reputational harm in the event that licensed products and services do not meet consumer expectations for quality and safety. Other factors that could dilute or damage the reputation of Kodak and our brand include the failure of products and services to meet customer expectations, litigation and government investigations, negative or inaccurate comments in the media, including social media, and failure to meet and manage customer and industry expectations regarding the impact of our business on matters of social responsibility and environmental sustainability.

Business disruptions could seriously harm Kodak's future revenue and financial condition.

Kodak's global operations are vulnerable to a wide range of natural and man-made disruptions and risks, including extreme weather events, natural disasters, infrastructure failures, power or telecommunications outages, cyber-attacks, physical security threats, epidemics, and political or economic instability, for many of which Kodak is predominantly self-insured. Such events could disrupt Kodak's operations or those of our suppliers, distributors and resellers, or customers and materially affect our results of operations and financial condition.

Certain critical functions, including manufacturing and field service operations, cannot be performed remotely; therefore, employee inability to access Kodak or customer sites could significantly impact operations. These risks are heightened when products are manufactured at a single or limited number of locations or where materials are sourced from a narrow supplier base.

System failures or disruptions, whether from network outages, software or hardware breakdowns, or other data processing interruptions, could cause data loss, financial loss, reputational harm, or prolonged business interruption. Kodak may also incur significant costs to prevent or remediate such disruptions or security breaches. These events could expose Kodak to liability, litigation, regulatory actions, penalties, loss of customer business, and damage to our reputation, any of which could materially and adversely impact our business and results of operations.

Kodak relies on third-party suppliers and service providers to support its manufacturing, logistics, and business operations and faces the risks associated with reliance on external business partners.

Kodak relies on third‑party suppliers and service providers for critical materials, components, technologies and operational support. This dependence exposes Kodak to risks that these external suppliers may be unable to obtain required materials, address labor or operational disruptions, maintain adequate controls, or respond quickly to changes in demand. Suppliers may reduce or withhold products or services due to capacity constraints, financial challenges, or events outside their control, such as transportation disruptions, natural disasters or product obsolescence. Such interruptions may limit Kodak's ability to meet customer commitments, increase costs, or impair product quality and reliability.

Additional risks include shortages of electronic components, interruptions in IT services, unfavorable pricing due to tariffs, and challenges associated with single‑source suppliers. Products and services provided by third parties, particularly hardware, software, and cloud‑based offerings may contain defects or vulnerabilities that disrupt operations or compromise service availability. If alternative suppliers cannot be secured on acceptable terms, Kodak may face supply interruptions, higher costs, loss of customer confidence, and reduced market share.

Suppliers may also impose more stringent payment terms in response to perceived financial or liquidity risks, including requirements for advance payments, shorter payment cycles, or letters of credit. Such changes could increase Kodak's liquidity needs and materially disrupt supply, adversely affecting sales, cash flows, and overall financial performance.

Due to the nature of the products we sell and Kodak's worldwide distribution, Kodak is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity costs which, together with the impacts of changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, may adversely impact our results of operations and financial position.

Kodak's global operations expose it to volatility in foreign currency exchange rates, interest rates, commodity prices and changes in trade policies, including tariffs and other trade restrictions. Such fluctuations can adversely affect Kodak's sales, profitability and financial position. Currency and interest rate movements across key markets including the U.S. dollar, European euro, Japanese yen, British pound, and Chinese renminbi may impact results across all segments. Tariffs or duties on Kodak products and inputs may also reduce competitiveness in certain jurisdictions. Continued global economic uncertainty could increase volatility in exchange rates, interest rates and commodity costs, negatively affecting Kodak's business, financial condition and results of operations.

Kodak faces additional costs and risks associated with its worldwide business operations.

Kodak's global operations expose the Company to additional costs and risks. These include challenges related to supporting multiple languages, hiring and retaining qualified sales and technical personnel, and complying with import, export, and other regulatory requirements. International operations also increase complexity due to exposure to foreign currency fluctuations, varying commercial laws and business practices, tariffs, and differing or changing regulations related to tax, labor, employment, anti‑corruption, sanctions and trade.

Kodak may experience difficulties in collecting receivables, restrictions on the movement or repatriation of cash, reduced protection of intellectual property, logistical and distribution complications and political or economic instability in certain regions. As a global company, any actual or alleged failure to comply with applicable laws and regulatory requirements could result in financial or reputational harm.

An inability to provide competitive financing arrangements to Kodak's customers or extension of credit to customers whose creditworthiness deteriorates could adversely impact our revenue, profitability and financial position.

The competitive environment in which Kodak operates may require us to facilitate or provide financing to our customers. Customer financing arrangements may cover all or a portion of the purchase price for our products and services. We may also assist customers in obtaining financing from banks and other sources. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. Tightening of credit in the global financial markets can adversely affect the ability of Kodak's customers to obtain financing for significant purchases, which may result in a decrease in, or cancellation of, orders for our products and services. If Kodak is unable to provide competitive financing solutions to our customers or if we extend credit to customers whose creditworthiness deteriorates, our revenues, profitability and financial position could be adversely impacted.

Risks Related to Kodak's Indebtedness and Access to Capital Markets

The Company's substantial monetary obligations require a portion of our cash flow to be used to fund other obligations rather than be invested in the business and could adversely affect our ability to fund our operations.

The Company has obligations for borrowed money or in connection with letters of credit under the Term Loan Credit Agreement and the cash collateralized Amended and Restated L/C Facility Agreement (together, the "Credit Agreements").

The Company's indebtedness under the Credit Agreements and our other obligations could have important negative consequences to the Company and investors in our securities. These include the following:

- Kodak may not be able to satisfy all of our obligations, including, but not limited to, our obligations under the Credit Agreements, which may cause a cross-default or cross-acceleration on other debt Kodak may have incurred;

- We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, collateral requirements, refinancing or other purposes;

- We will have to use a significant part of our cash flow or cash balances to make payments on our debt and the Series B Preferred Stock and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion; and

- Adverse economic or industry conditions may have more of a negative impact.

The Company cannot be sure cash generated from our businesses will be as high as we expect, or our expenses will not be higher than we expect. Because a portion of our expenses are fixed in any given year, our operating cash flow margins are highly dependent on revenues, which are largely driven by customer demand. A lower amount of cash generated from our businesses or higher than expected expenses, when coupled with our debt obligations, could adversely affect Kodak's ability to fund our operations.

The availability of letters of credit under the Amended and Restated L/C Facility Agreement is limited by the amount of cash on deposit with administrative agent.

Availability under the Company's Amended and Restated L/C Facility Agreement is based on cash collateral in an amount greater than or equal to 104% of the aggregate amount of letters of credit issued and outstanding at any given time (the "L/C Cash Collateral").

If L/C Cash Collateral is not maintained to support 104% of the letters of credit outstanding, $24 million as of December 31, 2025, under the Amended and Restated L/C Facility Agreement, the Company would be required to place additional cash on deposit with the administrative agent within one business day of a demand. Additional cash would also be required to be deposited if Kodak desires to have additional letters of credit issued.

Additional L/C Cash Collateral would be classified as restricted cash and would not be available to support ongoing working capital and investment needs.

Kodak may desire additional capital funding and such capital may not be available to us and/or may be limited.

Kodak may desire to raise additional capital, including to support on-going operations, pursue additional growth opportunities, strategic transactions or additional reorganization initiatives or refinance or redeem outstanding debt or preferred stock. Because of Kodak's current non-investment grade credit rating, and/or the current volatility and tightening in the financial and credit markets, Kodak's access to the capital markets may be limited.

Kodak's ability to obtain capital and the costs of such capital are dependent on numerous factors, including:

- Covenants in the Credit Agreements;

- Obtaining a consent or cooperation from the holders of Series B Preferred Stock in conjunction with the issuance of additional or replacement debt or additional preferred shares which rank senior or *pari passu* to the Series B Preferred Stock;

- Investor confidence in Kodak and the markets in which we operate;

- Our financial performance and projected financial performance and the financial performance and projected financial performance of our subsidiaries;

- Our levels of debt and redemption obligations;

- Our ability to generate positive cash flow;

- Our ability to consummate monetization transactions including asset sales;

- Our requirements for posting collateral under various commercial agreements;

- Our current non-investment grade credit rating;

- Our long-term business prospects; and

- General economic and capital market conditions.

Kodak may not be successful in obtaining additional capital for these or other reasons. An inability to access capital may limit our ability to capitalize on growth or efficiency opportunities or refinancings we would otherwise like to pursue.

There can be no assurance the Company will be able to comply with the terms of our various credit facilities.

A breach of any of the covenants contained in the Credit Agreements could result in an event of default under these facilities.

If any default or event of default occurs under the Amended and Restated L/C Facility Agreement and the Company is not able to either cure it or obtain a waiver from the requisite lenders under the Amended and Restated L/C Facility Agreement, the administrative agent under the Amended and Restated L/C Facility Agreement may, and at the request of the requisite lenders for that facility must, declare all of the Company's outstanding obligations under the Amended and Restated L/C Facility Agreement, together with accrued interest and fees, to be immediately due and payable. In addition, the agent under the Amended and Restated L/C Facility Agreement may, and at the request of the requisite lenders must, terminate the lenders' commitments under that facility and cease making further loans. If any default or event of default occurs under the Term Loan Credit Agreement and the Company is not able to either cure it or obtain a waiver from the holders of the Term Loan Credit Agreement, such holders may declare all of the Company's outstanding obligations under the Term Loan Credit Agreement, together with accrued interest and fees, to be immediately due and payable. If applicable, the administrative agent under the Amended and Restated L/C Facility Agreement and the holders of the Term Loan Credit Agreement could institute foreclosure proceedings against the pledged assets. Any of these outcomes would likely have an adverse effect on the Company's operations and our ability to satisfy our obligations as they come due.

The current non-investment grade status may adversely impact Kodak's commercial operations, increase our liquidity requirements and increase the cost of refinancing opportunities. We may not have adequate liquidity to post required amounts of additional collateral.

The Company's corporate family credit rating is currently below investment grade and there are no assurances our credit ratings will improve, or they will not decline, in the future. In addition, the Company may not continue to maintain credit ratings from the recognized rating agencies.

Our credit ratings may affect the evaluation of our creditworthiness by trading counterparties and lenders, which could put us at a disadvantage to competitors with higher or investment grade ratings.

In carrying out our commercial business strategy, the current non-investment grade credit ratings have resulted and will likely continue to result in requirements that Kodak either prepay obligations or post significant amounts of collateral to support our business.

Should our ratings continue at their current levels, or should our ratings be further downgraded, we would expect these negative effects to continue and, in the case of a downgrade, become more pronounced.

Legal, Regulatory and Compliance Risks

Legal proceedings and governmental investigations could materially adversely affect Kodak's operations and prospects, reputation, financial condition, results of operations and stock price.

Litigation and regulatory investigations, including securities, class action, and patent-related matters, can be costly and disruptive. Kodak has been, and may continue to be, involved in proceedings that divert management and Board attention and result in significant legal expenses. Insurance coverage, where maintained, may not fully cover ongoing or future matters, and the duration of current proceedings is uncertain. An unfavorable outcome in any legal proceeding could adversely impact Kodak's reputation, business, financial condition, results of operations, prospects, or stock price.

See Note 12, "Commitments and Contingencies" in the Notes to the Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" for information regarding certain legal proceedings in which Kodak is involved.

Improper conduct by employees, agents, distributors or others perceived as acting on behalf of Kodak could impair Kodak's reputation, business and financial condition.

Regulators worldwide are increasing scrutiny and enforcement of anti-corruption, economic and trade sanctions, and anti-money laundering laws and regulations. These laws such as the U.S. Foreign Corrupt Practices Act (FCPA) and the UK Bribery Act, govern, restrict or prohibit payments to government officials, bribery, fraud, kickbacks, false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. Kodak operates in regions where corruption risks may be elevated.

Kodak has implemented policies and procedures designed to ensure compliance with applicable laws and regulations, including worldwide system screening of all customers, suppliers and vendors, banking entities, sales orders, and purchase orders. Kodak periodically reviews, upgrades and enhances certain policies and procedures, including sanctioned parties' listings used in screening its master and transactional data as well as export license and license exception determination routines. Kodak cannot assure employees, agents or business partners will comply with our policies or applicable laws. Improper conduct or allegations of such conduct could result in reputational harm, civil or criminal investigations, shareholder lawsuits, substantial monetary or non-monetary penalties and significant legal or investigatory costs. Kodak may also be held liable for violations committed by agents, distributors, others perceived as acting on behalf of Kodak, acquired companies, or companies in which Kodak invests. Any such events could materially adversely affect Kodak's business, reputation, results of operations, or financial condition.

Failure to comply with privacy, data protection and cybersecurity laws and regulations could materially adversely affect Kodak's reputation, results of operations, or financial condition.

Kodak receives, processes, transmits and stores personal information and is therefore subject to numerous U.S. federal and state and foreign privacy and data protection laws, including (but are not limited to) the EU's General Data Protection Regulation ("GDPR") and ePrivacy laws, California's Consumer Privacy Act ("CCPA") and other U.S. state privacy laws, China's Personal Information Protection Law ("PIPL"), and Brazil's General Data Protection Law ("LGPD"). These laws continue to evolve, and new requirements, particularly those affecting cloud services and AI, may increase compliance complexity.

Non-compliance with existing or new laws and regulations could result in additional costs, required changes to our business practices, liability for monetary damages, fines or penalties, and/or criminal prosecution, unfavorable publicity, restrictions on data processing, or claims that Kodak has not met contractual obligations. Customer or stakeholder concerns about Kodak's ability to comply with applicable laws could also result in lost business.

Ongoing regulatory developments regarding cross-border data transfers, particularly from the European Economic Area and countries with similar regimes, including enforcement decisions and regulatory guidance issued by key supervisory authorities, creates uncertainty as to our and our customers' ability to use platforms and processing services located in the U.S. and other jurisdictions. While existing data transfer mechanisms, such as standard contractual clauses, remain valid, Kodak's use of these transfer mechanisms is subject to legal, regulatory and political pressure. Kodak anticipates spending additional time and expense to maintain compliant transfer mechanisms. Failure to do so could adversely affect operations.

This environment requires continual enhancement of privacy and security controls with respect to Kodak's products, websites, business processes, and contractual arrangements across our businesses and geographies. While Kodak has taken steps to comply with applicable data protection laws and the regulations and guidance published by applicable regulators, our efforts may not fully prevent improper access to or disclosure of personal information. Any such incident could harm Kodak's reputation and subject us to liability, resulting in increased costs or loss of revenue.

Kodak is subject to environmental laws and regulations, and failure to comply could adversely affect our business, results of operations, and financial condition.

Kodak must comply with environmental laws and regulations world-wide, including rules governing pollutant discharges, hazardous material management, cleanup of contaminated sites, and the composition and end-of-life management of our products. Changes in these laws and regulations may increase compliance cost, restrict product sales, or require product modifications that could be costly, time consuming or infeasible.

Non-compliance, or liability imposed regardless of fault, could materially adversely affect Kodak's financial condition and operating results. In addition, uncertainties related to environmental conditions or obligations at Kodak properties may affect our ability to further develop or sell those properties.

Failure to effectively manage sustainability-related expectations could impact Kodak's operational success, financial performance and investor confidence.

Expectations regarding sustainability-related matters are evolving and remain inconsistent, presenting both challenges and opportunities for Kodak. Inadequate management of sustainability-related matters such as greenhouse gas emissions, responsible sourcing, human rights, and corporate governance could undermine our operational efficiency. Evolving regulations and enforcement priorities and scrutiny from investors and authorities could lead to legal issues, loss of customers and talent, higher operational costs, and unpredictable reporting obligations or business requirements. Non-compliance with sustainability standards, including reporting standards, stakeholder expectations or failure to achieve or maintain sustainability goals, or the inability to satisfy all stakeholders in light of their varied and sometimes conflicting views regarding environmental and social matters could damage our market reputation, erode investor confidence, introduce litigation risk and reduce demand for our products and services. This, in turn, could negatively impact our financial stability and necessitate additional resources to rebuild our reputation.

If Kodak fails to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, which could materially affect Kodak's operations, investor confidence, and the trading prices of our securities.

Kodak is required to maintain effective disclosure controls and internal controls over financial reporting that are effective for the purposes described in Item 9A, "Controls and Procedures." Any material weakness could impair Kodak's ability to record, process, summarize and report financial information accurately and on time, potentially leading to material misstatements or omissions, regulatory scrutiny, loss of investor confidence, and adversely affect Kodak's business, financial condition, cash flow, results of operations, or stock price.

Kodak may have additional tax liabilities.

Because Kodak earns income in both in the U.S. and abroad, we are subject to complex and evolving tax laws in multiple jurisdictions. Changes in economic conditions, political developments, and ongoing U.S. and foreign tax-reform initiatives could materially affect how Kodak's global earnings are taxed. Recent measures, including the U.S. corporate alternative minimum tax (CAMT) and the Organization for Economic Co-operation and Developments (OECD) global minimum tax framework, continue to be implemented worldwide and may increase tax uncertainty, compliance costs, or Kodak's overall tax liability in future periods.

Management regularly evaluates our tax positions and related provisions; however, the final outcomes of tax audits or disputes may differ from amounts recorded and could materially affect Kodak's financial statements for the applicable period or periods.

Changes in trade policies, including tariffs or other trade restrictions, may adversely affect Kodak's business, financial condition, and results of operations.

Recent U.S. federal actions implemented or increased tariffs and other trade measures, some of which have recently been struck down by the U.S. Supreme Court are contributing to continued uncertainty in U.S. trade relations with key countries. We cannot predict what further action may be taken with respect to trade policies, tariffs or trade relations between the U.S. and other governments, or any further changes in U.S. or international trade policy, including in response to the recent U.S. Supreme Court decision. Future changes in U.S. or international trade policy, or even the perception that additional restrictions may occur, could disrupt global supply chains, reduce cross-border trade, and negatively affect global economic conditions. Any such developments, and the associated uncertainty, could adversely impact Kodak's operations, costs, and financial position.

Kodak's future pension and other postretirement benefit plan costs and required contributions could increase due to changes in actuarial assumptions, market performance, or obligations imposed by legislation or pension authorities, which could adversely affect our financial position, results of operations, and cash flow.

Kodak has significant U.S. and non-U.S. defined benefit pension and other postretirement benefit obligations, and their funded status and related expenses depend on inherently uncertain factors, including discount rates, expected asset returns, salary growth, mortality trends, and other economic and demographic assumptions. Variances between actual experience and these assumptions, or changes required by regulators or legislation, may require contributions above current estimates and negatively impact liquidity, financial condition, or operating results.

Historically, these obligations have fluctuated due to macro-economic factors beyond our control, such as changes in investment returns, discount rates, and mortality assumptions. There is no assurance Kodak will be able to limit cost increases associated with its pension and post-retirement benefit obligations.

Kodak may be required to recognize impairments in the value of our trade name and/or other long-lived assets which could adversely affect our results of operations.

Kodak tests indefinite-lived intangible assets for impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Kodak evaluates other long-lived assets for impairments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairments could occur in the future if Kodak's expected future cash flows decline, if there are significant changes in the discount rate or royalty rates, or if carrying values change materially compared with changes in their respective fair values.

Risks Related to the Company's Common Stock

The conversion of the Series B Preferred Stock into shares of the Company's common stock may dilute the value for the current holders of the Company's common stock. In addition, an affiliate of the Term Loan Lenders may influence future actions by the Company by virtue of Board representation and the ownership of the Series B Preferred Stock and additional common stock by the Term Loan Lenders or funds under common management with the Term Loan Lenders.

The 1,000,000 outstanding shares of the Company's Series B Preferred Stock are convertible into shares of the Company's common stock at a conversion rate of 9.5238 shares of common stock per share of Series B Preferred Stock. As a result of the conversion of any issued and outstanding Series B Preferred Stock, the Company's existing shareholders will own a smaller percentage of our outstanding common stock. Based on the capitalization of the Company as of December 31, 2025, the conversion of the Series B Preferred Stock would result in the issuance to holders thereof of approximately 9% of the outstanding common stock after giving effect to such conversion. Further, additional shares of common stock may be issuable pursuant to certain other features of the Series B Preferred Stock, with such issuances being further dilutive to existing holders of common stock.

If the Series B Preferred Stock is converted into common stock, holders of such converted common stock will be entitled to the same dividend and distribution rights as holders of the common stock currently authorized and outstanding. As such, another dilutive effect resulting from the conversion of any issued and outstanding Series B Preferred Stock will be a dilution to dividends and distributions.

Holders of the Company's common stock will not realize any dilution in their ownership, dividend or distribution rights solely as a result of the reservation of any shares of common stock for issuance upon conversion of the Series B Preferred Stock or for issuance of additional shares of common stock pursuant to certain other features of the Series B Preferred Stock, but will experience such dilution to the extent additional shares of common stock are issued in the future as described above.

All shares of Series B Preferred Stock are currently owned by the Term Loan Lenders or funds under common management with the Term Loan Lenders. The Term Loan Lenders or funds under common management with the Term Loan Lenders also currently own approximately 3.7 million shares of our common stock. If the holders of the Series B Preferred Stock were to convert all shares of Series B Preferred Stock and hold the common stock received upon conversion, the Term Loan Lenders or funds under common management with the Term Loan Lenders would own an aggregate of 12.7% of the outstanding common stock and voting power of the Company. In addition, an affiliate of the Term Loan Lenders has the right to nominate one member for election to the Board until the date on which the Term Loan Lenders cease to hold at least $200 million of the original principal amount of the Term Loans and the holders of the Series B Preferred Stock cease to own at least 50% of the Series B Preferred Stock (or the common stock into which it is converted). Through these relationships, the Term Loan Lenders may influence the composition of the Board and future actions taken by the Board.

The holder of the recently exchanged Series C Preferred Stock may have the ability to influence future actions by the Company due to its voting power and a nominated board member.

As a result of the Series C Preferred Stock exchange between the Company and GO EK Ventures IV, LLC (the "Investor"), the Investor now owns approximately 15.5% of the outstanding common stock and voting power of the Company's outstanding common stock. In addition, the Investor has nominated one member of the Company's Board the right to nominate one member for election to the Company's Board for so long as it holds at least 10% of the outstanding shares of common stock of the Company. As a result, the Investor may influence the composition of the Board and future actions taken by the Board and shareholders.

The Company has registered, and has a duty to register, the resale of a large portion of our outstanding securities. The resale of the Company's common stock, or the perception that such resale may occur, may adversely affect the price of our common stock.

In compliance with certain agreements to which the Company is a party, we have registered or have the obligation to register the resale of an aggregate of up to approximately 43.4 million shares of common stock that are either outstanding or issuable upon conversion of Preferred Stock. The resale of a substantial number of shares of common stock in the public market, or the perception that such resale might occur, could cause the market price of the Company's common stock to decline. Under the terms of the certain agreements to which the Company is subject, certain of the counterparties to such agreements can, in certain circumstances, require the Company to participate in an underwritten public offering of the registered securities. Any shares sold in a registered resale will be freely tradable without restriction under the Securities Act. While the Company cannot predict the size of future resales or distributions of our common stock, if there is a perception that such resales or distributions could occur, or if the holders of the Company's securities registered for resale sell a large number of the registered securities, the market price for the Company's common stock could be adversely affected.

The resale of a significant portion of the Company's securities or certain accumulations or transfers of the Company's securities could result in a change of control of the Company and the loss of favorable tax attributes.

Holders of the Convertible Securities and holders of large blocks of the Company's common stock collectively have a significant influence over matters presented to the Company's shareholders for approval, including election of members to the Board and change of control transactions. In addition, the holders of such securities collectively would be able to cause a significant change in the ownership of the Company by selling a sufficient portion of the Company's securities held by them. If such a transaction, in combination with other transactions in securities of the Company which have already occurred or future issuances of securities by the Company, were to result in an "ownership change" as determined under Section 382 of the Internal Revenue Code of 1986, as amended, then the Company's ability to offset taxable income with tax attributes generated prior to the ownership change date could be limited, possibly substantially. Certain accumulations or transfers of the Company's outstanding securities not involving these holders, could also cause such an "ownership change." For more information on the Company's tax attributes refer to Note 18, "Income Taxes" in the Notes to Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data." The interests of the holders of the Convertible Securities and holders of large blocks of the Company's common stock may not always coincide with the interests of the other holders of our common stock.

The Company's stock price has been and may continue to be volatile.

The market price of the Company's common stock experienced extreme volatility in recent years. Future announcements or disclosures concerning the Company, our strategic initiatives, our sales and profitability, quarterly variations in actual or anticipated operating results or comparable sales, any failure to meet analysts' expectations and sales of large blocks of our common stock, among other factors, could cause the market price of our common stock to fluctuate substantially.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Kodak maintains a cybersecurity program that follows the structure and objectives of the U.S. National Institute of Standards and Technology ("NIST") Cybersecurity Framework to assess, identify and manage cybersecurity risks. The program is designed to meet multi‑jurisdictional regulatory requirements and incorporates the following key elements:

- *Cross‑Functional Coordination*. The IT Security Team, led by the Chief Information Security Officer ("CISO"), is responsible for the implementation and operation of our cybersecurity risk management processes. The team collaborates with the IT Risk Council, the Risk Management and Compliance Committee, Internal Audit, the Chief Privacy Officer, and the Corporate Crisis Management Team to coordinate oversight, monitor, evaluate and review risks and respond to incidents.

- *Ongoing Evaluation of Systems and Controls*. We regularly assess our IT systems and infrastructure, implement upgrades to improve performance and security, and monitor for threats. Security controls undergo annual audits, specialized assessments, and reviews such as during our cyber insurance application process.

- *Detection and Prevention Controls.* We have implemented appropriate security controls throughout the infrastructure, including endpoints, networks, internet access, and cloud. There is an emphasis on a robust endpoint security implementation given that protects mobile users. Multiple detection technologies are implemented, and monitoring is performed by a 24x7 Managed Detection and Reporting service with top performance ratings in the industry. A comprehensive vulnerability detection and remediation process is in place with security patching on an appropriate schedule. Appropriate penetration testing is performed with at least one annual test performed by an external service provider.

- *Third-Party Risk Management.* Prior to sharing data or granting access, all service providers, vendors and partners are assessed relative to their ability and record on compliance, data privacy and IT Security. We use an external service that performs constant security and privacy monitoring and risk rating of companies. Contract terms and conditions protect data privacy and enforce reporting requirements in the event of an incident. Companies with ongoing contracts are re-evaluated periodically.

- *Security Awareness and Training.* All employees and other relevant personnel receive mandatory training on IT security, data privacy, policies, and processes. Routine phishing simulations and preparedness exercises supplement this program.

- *Incident Response.* We maintain an incident response process with defined roles and escalation protocols. The IT Security Team escalates serious incidents to the Corporate Crisis Management Team. The process includes steps for materiality determination of any impact, and performance of all reporting or other regulatory obligations.

- *Program Review and External Assessments.* The IT Security Team, in consultation with senior leadership, updates cybersecurity strategy at least annually to account for changes in business strategy, regulatory developments and the threat environment. Third‑party providers periodically conduct external assessments, with results reported to the Audit and Finance Committee and used to inform program enhancements.

Since the beginning of the last fiscal year, we have not identified any risks from cybersecurity threats or incidents that have materially affected the Company, our business strategy, results of operations or financial condition. For further discussion of potential risks from cybersecurity threats that could be reasonably likely to materially affect us, see "Risk Factors—Risks Related to Kodak's Business and Operations" in this Form 10-K.

Governance

Management oversees day‑to‑day cybersecurity risk management, while the Board of Directors through the Audit and Finance Committee provides oversight.

- *Board Oversight*. The Audit and Finance Committee receive at least annual reports from management, including the Chief Information Officer ("CIO") and CISO, covering information security, data privacy, trends in cyber threats and the status of security initiatives. A Risk Appetite Statement has been agreed with the Board and it is re-presented once a year. It provides guidance on the budget and guides the security spend to be aligned with the risks as agreed.

- *Management's Role*. The IT Security Team manages cyber risks related to security architecture, identity and access management, and security operations. The team oversees compliance with the cybersecurity framework, reviews policies, benchmarks against standards and manages the security awareness program.

The CISO leads the IT Security Team and reports to the CIO, who reports to the Executive Chairman and Chief Executive Officer. The CISO also reports to the Chief Risk and Compliance Officer to align IT Risk Management with Corporate Risk Management. The CISO has 40 years of IT experience, with over 20 of those focused on IT security functions and strategies, and team members have extensive education and experience. Cybersecurity training is provided upon joining the team, annually and as needed.

The CISO holds monthly IT Risk Council meetings to promote alignment on emerging risks. The IT Security Team and the Council jointly monitor prevention, detection, mitigation and remediation efforts. Significant cyber risks or incidents are reported to the Audit and Finance Committee as appropriate, in addition to the annual cybersecurity update.

ITEM 2. PROPERTIES

Kodak's worldwide headquarters is located in Rochester, New York.

Kodak owns 11 million square feet and leases, as a lessee, approximately 4 million square feet of space that includes administrative, research and development, manufacturing and marketing facilities in several worldwide locations. Out of the owned space, Kodak leases out approximately 800,000 square feet to third-party tenants. The leases are for various periods and are generally renewable.

Kodak's principal manufacturing facilities, by segment, are listed below. Properties in a location may be shared by all segments operating in that location.

Print	*Advanced Materials and Chemicals*
Rochester, New York, USA	Rochester, New York, USA
Columbus, Georgia, USA	Xiamen, China
Dayton, Ohio, USA	Vancouver, Canada
Osterode, Germany	
Vancouver, Canada	
Gunma, Japan	
Shanghai, China	

Regional distribution centers are located in various places within and outside of the United States.

Research and development is headquartered at the Kodak Research Laboratories which is part of the Eastman Business Park ("EBP") in Rochester, New York, where Kodak conducts research and files patent applications for fundamental inventions. EBP is a more than 1,200-acre innovation and manufacturing hub, which features a comprehensive set of technology, transportation and utility infrastructure assets. The complex features an on-site rail, wastewater treatment facility and manufacturing, distribution, lab and office space. Kodak owns over 600 acres of EBP with the other 600 acres owned by unrelated third parties. Kodak uses and leases out its space at EBP as part of its strategy of adaptive and effective reuse of infrastructure, services, buildings and land.

Other U.S. research and development groups are located in Dayton, Ohio and Columbus, Georgia. Outside the U.S., research and development groups are located in Canada, Israel, Germany, Japan and China. The research and development groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

Kodak has excess capacity in some locations. Kodak is pursuing the monetization of its excess capacity by selling or leasing the associated properties.

ITEM 3. LEGAL PROCEEDINGS

See Note 12, "Commitments and Contingencies" in the Notes to the Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" for information regarding certain legal proceedings in which Kodak is involved.

ITEM 4. MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

Name	Age	Positions Held
James V. Continenza	63	Executive Chairman and Chief Executive Officer
David E. Bullwinkle	51	Chief Financial Officer and Senior Vice President
Roger W. Byrd	60	General Counsel, Secretary and Senior Vice President
Richard T. Michaels	52	Chief Accounting Officer and Corporate Controller

The executive officers' biographies follow:

James V. Continenza

James V. Continenza leads the transformation of Kodak as Executive Chairman and Chief Executive Officer. He was appointed by the Board as Executive Chairman in February 2019 and as Chief Executive Officer in July 2020. Continenza joined the Board of Kodak in April 2013 and became Chairman of the Board in September 2013. Continenza served as the Chairman and Chief Executive Officer of Vivial Inc., a privately held marketing technology and communications company from September 2012 through June 2021, and served as Chairman and Chief Executive Officer of Vivial Media LLC, a portion of Vivial Inc. remaining after a partial sale, from June 2021 to January 2022.

In addition to his management experience, Continenza serves and has served on the boards of directors of a number of public and private companies. Continenza served on the board of directors of NII Holdings, Inc. (Nasdaq: NIHD), the holding company for Nextel Brazil, a wireless communication services provider, from August 2015 to August 2019.

Previously, Continenza also served on the boards of directors of Datasite LLC (formerly known as Merrill Corporation) from July 2013 to December 2020 and Cenveo Corporation, an industry leader in transformative publishing solutions, from September 2018 to September 2022.

David E. Bullwinkle

Dave Bullwinkle has been the Chief Financial Officer and Senior Vice President of Kodak since July 2016. Bullwinkle is responsible for leading Kodak's worldwide treasury, internal audit, controller and tax teams. Between November 2018 and July 2023, Bullwinkle held the role of President of Eastman Business Park where he was responsible for advancing the growth strategy for that business.

Bullwinkle joined Kodak in 2004 and has worked in several financial management roles at Kodak including Worldwide BU Controller, Assistant Corporate Controller and External Reporting Manager. He served as the Director of Corporate Financial Planning and Analysis and Vice President, Finance at Kodak from November 2010 to June 2016, and as Director of Investor Relations from August 2013 to June 2016.

Prior to joining Kodak, Bullwinkle worked as the Manager of Financial Reporting at Birds Eye Foods, Inc. and previously at PricewaterhouseCoopers from 1996 to 2002 in various roles including serving as an Assurance Manager. Bullwinkle is a Certified Public Accountant in the State of New York.

Roger W. Byrd

Roger Byrd was appointed General Counsel, Secretary and Senior Vice President of Kodak in January 2019. He is responsible for leading the Company's global legal function and for providing legal guidance to senior leadership and the Board of Directors. Byrd also supports the Company with credit agreement compliance, securities reporting, corporate governance, M&A and financing transactions, joint ventures, and other strategic initiatives. Byrd joined Kodak in 2015 as Assistant General Counsel and Vice President, Legal Department.

Prior to joining Kodak, Byrd was a Partner at Nixon Peabody LLP. During his 23-year career at Nixon Peabody, he represented a broad range of clients in connection with a variety of M&A, financing and other corporate transactions. Byrd also served as General Counsel at Choice One Communications, Inc., a competitive local exchange carrier from 2005 – 2006.

Richard T. Michaels

Richard Michaels was appointed Chief Accounting Officer and Corporate Controller of Kodak in April 2021. From 2011 until April 2021 Michaels served as Kodak's Assistant Corporate Controller. Michaels joined Kodak in 2004 as Controller for the Graphics

Communications Group and held several other controller positions at the Company prior to becoming the Assistant Corporate Controller.

Prior to joining Kodak, Michaels held various positions at PricewaterhouseCoopers from 1995 to 2004. Michaels is a Certified Public Accountant in the State of New York.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "KODK."

There were 537 shareholders of record of common stock on March 6, 2026.

Information regarding securities authorized for issuance under equity compensation plans is included in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Annual Report on Form 10-K under the caption "Equity Compensation Plan Information."

DIVIDEND INFORMATION

No dividends on common stock were declared or paid during 2025 or 2024.

Dividends for common shareholders may be restricted under Kodak's debt and preferred stock agreements.

PERFORMANCE GRAPH

The following is not deemed "filed" with the SEC and shall not be incorporated by reference into any filing Kodak makes under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation by reference language in such filing. The graph below shows Eastman Kodak Company's cumulative 5-Year total shareholder return on common stock, the cumulative total returns of the Russell 2000 index and the S&P 600 Information Technology index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020 to December 31, 2025.


Comparison of 5 Year Cumulative Total Return
Among Eastman Kodak Company, the Russell 2000 Index, and the S&P Small Cap 600 Information Technology Index
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
Eastman Kodak Company
Russell 2000
S&P 600 Information Technology

The stock price performance included in this graph is not indicative of, or intended to forecast, future stock price performance.

SALES OF UNREGISTERED SECURITIES DURING THE YEAR ENDED DECEMBER 31, 2025

None.

ISSUER PURCHASES OF EQUITY SECURITIES DURING THE QUARTER ENDED DECEMBER 31, 2025

	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs [2]
October 1 through 31, 2025	3,547	$ 6.61	N/A	N/A
November 1 through 30, 2025	102,241	$ 7.64	N/A	N/A
December 1 through 31, 2025	1,354,462	$ 8.30	N/A	N/A
Total	1,460,250	$ 8.25		

[1] These purchases were made to satisfy payment of tax withholding obligations or the exercise price in connection with the vesting of restricted stock units or exercise of stock options issued to employees.

[2] Kodak does not have a publicly announced repurchase plan or program.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Kodak and should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8. "Financial Statements and Supplementary Data" ("Item 8") of this Annual Report on Form 10-K. All references to Notes relate to Notes to the Financial Statements in Item 8.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report on Form 10-K includes "forward–looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995.

Forward–looking statements include statements concerning Kodak's plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, liquidity, investments, financing needs and business trends and other information that is not historical information. When used in this document, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "predicts," "forecasts," "strategy," "continues," "goals," "targets" or future or conditional verbs, such as "will," "should," "could," or "may," and similar words and expressions, as well as statements that do not relate strictly to historical or current facts, are intended to identify forward–looking statements. All forward–looking statements, including management's examination of historical operating trends and data, are based upon Kodak's current expectations and assumptions. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results or outcomes, or timing of actual results or outcomes, to differ materially from historical results or those expressed in or implied by such forward-looking statements. Important factors that could cause actual events, results or outcomes, or their timing, to differ materially from the forward-looking statements include, among others, the risks and uncertainties described in more detail in this report on Form 10–K under the headings "Business," "Risk Factors," "Legal Proceedings" and/or "Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources," and in other filings the Company makes with the SEC from time to time, as well as the following:

- Kodak's ability to improve and sustain its operating structure, cash flow, profitability and other financial results;

- Kodak's ability to achieve strategic objectives, cash forecasts, financial projections, and projected growth;

- Kodak's ability to achieve the financial and operational results contained in its business plans;

- Changes in commodity prices, tariff rates, foreign currency exchange rates and interest rates;

- Kodak's ability to obtain additional or alternate financing if and as needed, Kodak's continued ability to manage world-wide cash through intercompany loans, distributions and other mechanisms, and Kodak's ability to provide or facilitate financing for its customers;

- Kodak's ability to fund continued investments, capital needs and collateral requirements and service its debt and Series B Preferred Stock;

- The impact of the global economic environment, including inflationary pressures, geopolitical issues, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, medical epidemics and Kodak's ability to effectively mitigate or recoup the associated increased costs of aluminum, silver and other raw materials, energy, labor, shipping, delays in shipment and production times, and fluctuations in demand;

- Kodak's ability to effectively compete with large, well-financed industry participants or with competitors whose cost structure is lower than Kodak's;

- The performance by third parties of their obligations to supply products, components or services to Kodak and Kodak's ability to address supply chain disruptions and continue to obtain raw materials and components available from single or limited sources of supply, which may be adversely affected by geopolitical issues, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, and commodity supply constraints;

- Kodak's ability to effectively anticipate technology and industry trends, including related to AI, and develop and market new products, solutions and technologies, including products based on its technology and expertise that relate to industries in which it does not currently conduct material business;

- Kodak's ability to effect strategic transactions, such as investments, acquisitions, strategic alliances, divestitures and similar transactions, or to achieve the benefits sought to be achieved from such strategic transactions;

- Kodak's ability to comply with the covenants in its various credit facilities;

- Kodak's continued ability to manage, defend and resolve a variety of current and legacy claims without incurring material losses or disruptions to its business and to bear the costs associated with such claims;

- Kodak's ability to discontinue, sell or spin-off certain non-core businesses or operations, or otherwise monetize assets; and

- The potential impact of force majeure events, cyber-attacks or other data security incidents or IT outages that could disrupt or otherwise harm Kodak's operations.

Future events and other factors may cause Kodak's actual results or outcomes to differ materially from the forward–looking statements. All forward–looking statements attributable to Kodak or persons acting on its behalf apply only as of the date of this report on Form 10-K and are expressly qualified in their entirety by the cautionary statements included in this document. Kodak undertakes no obligation to update or revise forward–looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by law.

EXECUTIVE OVERVIEW

The following MD&A provides a historical and prospective narrative on the Company's financial condition and results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Cross references to Notes in this MD&A are to the Notes in the Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data". The discussion of the Company's financial condition and results of operations for the year ended December 31, 2024 compared to 2023 is included in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10–K for the year ended December 31, 2024.

Consolidated revenues in the year ended December 31, 2025 were $1.069 billion, an increase of $26 million (2%) from 2024. Currency fluctuations impacted revenue favorably in 2025 compared to 2024 ($11 million).

Print revenues, which accounted for 67% of Kodak's total revenues in 2025, declined by $22 million (3%) compared to 2024. Advanced Materials and Chemicals revenue improved $45 million (17%) from 2024 to 2025.

Economic Environment and Other Global Events

Kodak's products are sold and serviced in numerous countries across the globe with more than half of sales generated outside the U.S. Current global economic conditions remain highly volatile due to the uncertain and unpredictable macroeconomic environment, heightened levels of inflation, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, fluctuations in commodity prices and other global events which impacted Kodak's operations.

The U.S. government imposed new tariffs on a range of imported goods, including aluminum, steel and certain raw materials and component parts used in Kodak's manufacturing and supply chain. The tariffs imposed have resulted in increased manufacturing costs which the Company has been able to largely mitigate through pricing actions, supplier negotiations, obtaining certain exemptions and other cost savings measures. As a result of these actions, the tariffs that have been enacted or expanded by the U.S. did not have a material adverse effect on Kodak's operations, financial condition or cash flows for the year ended December 31, 2025.

Kodak continues to actively monitor the developments related to tariffs and to assess additional actions that may be taken to mitigate the effects of future tariff changes, including further pricing actions, additional cost reduction measures, securing alternative suppliers and evaluating potential changes to the Company's manufacturing footprint.

However, there is substantial uncertainty about the duration of existing tariffs or pauses in tariffs, tariff levels and whether additional tariffs or other retaliatory actions may be imposed, modified or suspended. Countries subject to such tariffs have imposed or may in the future impose reciprocal or retaliatory tariffs and other trade measures. These actions and the related rising political tensions could negatively impact global macroeconomic conditions and the stability of global financial markets. The ultimate impact of any tariffs is uncertain and will depend on various factors, including whether the tariffs are maintained and/or implemented, the duration of the tariffs, any exceptions or exemptions that are or may become available and the timing of their implementation, amount and scope, all of which could have a material adverse effect on Kodak's business, financial condition and results of operations.

Kodak has experienced revenue declines primarily within its Print segment due to a slowdown in customer demand largely for plates related to global economic conditions that have negatively impacted volume. The Print segment has implemented various pricing actions and customer-focused initiatives to reduce the impact of lower volumes on revenue. In addition, the Advanced Materials and Chemicals segment implemented various pricing actions primarily within its Industrial Films and Chemicals and Motion Picture businesses.

Kodak is experiencing increased manufacturing costs for certain businesses due to lower volumes and increases in labor, material and distribution costs, as well as supply chain disruptions and shortages in materials and labor. In addition to the pricing actions and customer-focused initiatives described above, Kodak has implemented supply chain and workforce optimization, productivity improvements and other cost savings activities. The combined actions have largely mitigated the impact of increased manufacturing costs. However, the potential worsening of economic conditions, continued decreases in volume and increases in manufacturing and other costs without further price increases, productivity improvements or other cost saving measures, could unfavorably impact Kodak's operating results.

The Advanced Materials and Chemicals segment has also experienced labor shortages in certain manufacturing areas. Increased demand for consumer film products along with manufacturing equipment limitations and labor shortages have contributed to increased backorders. During 2024, the Advanced Materials and Chemicals segment reduced the amount of backorders compared to levels seen in prior years. This was driven by increased headcount and capital investments in equipment upgrades and new equipment that increased capacity and streamlined processes. Increased demand for film products may continue to place stress on manufacturing equipment and the labor force without further investment or additional hiring in specific areas.

Kodak has implemented numerous measures to mitigate the challenges associated with supply chain disruptions and shortages in materials, including increasing safety stock on certain materials, increasing lead-times, providing suppliers with longer forecasts of future demand and certifying additional sources or substitute materials where possible. These measures have enabled Kodak to largely meet current demand.

Following the cessation of U.S. plate manufacturing operations by Kodak's key competitors, Kodak has faced increasing competition in the U.S. from low-priced plates imported from China and Japan. On September 28, 2023, Kodak filed petitions with the U.S. Department of Commerce ("Commerce Department") and the U.S. International Trade Commission ("ITC") requesting relief from unfairly traded imports of plates from China and Japan in the form of the imposition of anti-dumping and/or countervailing duties on such imported plates. After making an affirmative preliminary determination on November 15, 2023, on October 22, 2024 the ITC made a final determination that a U.S. industry is materially injured by reason of imports of aluminum lithographic printing plates from China and Japan that the Commerce Department has determined are sold at less than fair value and subsidized by the government of China. The Commerce Department conducted investigations to determine dumping and subsidy margins against imports of plates manufactured in China and Japan. The Commerce Department announced preliminary findings in its countervailing duty investigation on imports of plates manufactured in China on February 27, 2024 and announced preliminary findings in its anti-dumping duty investigations on imports of plates manufactured in China and Japan on April 26, 2024, which were amended with respect to plates from China on May 28, 2024. The Commerce Department announced final findings in its anti-dumping duty investigations on imports of plates manufactured in China and Japan and its countervailing duty investigation on imports of plates manufactured in China on September 23, 2024. As a result of the determinations by the ITC and Commerce Department, duties are now being imposed on U.S. imports of plates as follows: (i) anti-dumping duties of 115.84% on such plates manufactured in China by Fuji and 317.43% on such plates manufactured in China by other entities (in each case, imposed on plates imported on or after May 1, 2024), (ii) countervailing duties of 35.66% on practically all such plates manufactured in China (imposed on plates imported on or after March 1, 2024), and (iii) anti-dumping duties of 91.83% on practically all such plates manufactured in Japan (imposed on plates imported on or after May 1, 2024). Fuji appealed the ITC's material injury determination and, on February 18, 2026, the United States Court of International Trade remanded ITC's determination on procedural grounds for further analysis and documentation; however, the collection of the duties continues during the pendency of the appeal notwithstanding this remand. There can be no assurance that the duties imposed on imported plates will provide Kodak effective relief and will not be reduced or impaired by any appeal or other challenge.

Kodak is monitoring the events surrounding the war in Iran and other conflicts involving Israel and the impact on the operations of its Israel subsidiary. While the potential impact of future developments related to these conflicts is difficult to predict at this time, Kodak has been able to adapt its operations to avoid material disruption to its business. The direct operations of Kodak's Israel subsidiary were less than 1% of total consolidated revenue and assets in 2025.

Kodak also continues to monitor the events surrounding the war in Ukraine and the various sanctions imposed in response to the war. Kodak believes it is in compliance with all sanctions. Kodak has experienced worldwide supply constraints for aluminum and increased energy and transportation costs due in part to the war in Ukraine. The extent to which the war in Ukraine will continue to impact the global economy and Kodak's business and operations remains uncertain.

The war in Ukraine and the international response have disrupted Kodak's ability to operate its Russian subsidiary in the ordinary course, affecting its ability to pay vendors and employees, receive amounts owed from customers in Russia and deliver product. Kodak is in the process of an orderly winding down of its Russian subsidiary and has ceased its direct Russian operations. The direct operations of Kodak's Russian subsidiary did not have a material impact on the Company's financial statements (less than 1% of total consolidated revenues and assets for 2025, 2024 and 2023), and there were no material impacts to the consolidated results of operations for the years ended December 31, 2025 and 2024 from the wind-down activities.

The ongoing changes in global economic conditions and the impact of other global events on Kodak's operations and financial performance remains uncertain and will depend on several factors such as the slowdown in customer demand, the ability to offset higher labor, material and distribution costs through pricing actions, duration of supply chain disruptions and the ability to secure raw materials and components.

Business Overview and Strategy:

Segments within the print industry and the film industry face competition from digital substitution. Kodak's strategy is to:

- Focus product investment in core competency areas of advanced materials and print, leveraging Kodak's proprietary technologies to deliver technologically advanced products;

- Promote the use of film and expand the applications of Kodak's film and chemicals to best utilize the existing infrastructure; and

- Continue to invest in automation and streamline processes to drive cost reductions and operating efficiencies and generate profitable revenues through a focus on customers.

A discussion of opportunities and challenges related to Kodak's strategy follows:

- Advanced Materials and Chemicals segment is using Kodak's deep expertise in chemistry and strengths in deposition and coating processes that come from decades of experience in film manufacturing to work on new initiatives:

  - EV/Energy Storage Battery Material Manufacturing - Coating of substrates is a critical aspect of manufacturing materials for batteries and Kodak plans to capitalize on its expertise in coating technology to develop opportunities in this area. Kodak utilizes its pilot coating facility to conduct development of coated electrodes for a variety of battery, fuel cell, and solar film companies as well as low volume manufacturing of electrodes. Kodak has utilized an existing production coating facility to manufacture coated substrates for EV cell assembly. Investment in this production facility began in 2025 and will continue into 2026 to expand volume of battery components manufactured at the facility. On July 13, 2022, Kodak invested $25 million to acquire a minority preferred equity interest in Wildcat Discovery Technologies, Inc. ("Wildcat"), a private technology company that uses proprietary methods to research and develop new battery materials, including an EV battery. During 2025, Kodak recorded impairment charges of $22 million to its Wildcat investment due to various strategic options and alternatives implemented by Wildcat due to the current economic environment. In February 2026, Wildcat merged with another company and as a result Kodak's equity interest in Wildcat was converted into the right to receive cash proceeds of approximately $4 million in 2026 and the potential for contingent earn-out payments upon Wildcat achieving certain development and commercialization milestones. Kodak received approximately $2 million of cash proceeds in March 2026.

  - Pharmaceuticals Manufacturing - Kodak has completed construction of its cGMP lab and manufacturing facility at EBP in 2025 and is now certified to manufacture reagents for certain healthcare applications. Kodak plans to expand the product offering over time and is in the process of applying for ISO 13485 certification for medical device quality management systems.

  - Light-Blocking Technology - A proprietary technology initially developed for electrophotographic toners is being leveraged to commercialize a carbon-less fabric coating designed to offer superior light management, from complete blackout to selective light filtering, and coating compatibility with an unmatched range of fabrics and also to manage ultraviolet and/or infrared light in addition to visible light. Kodak has installed a production-scale machine to coat fabrics in EBP, located in Rochester, NY and continues to explore strategic alternatives in order to commercialize this technology.

- Transparent Antennas - Kodak plans to leverage its proprietary copper micro-wire technologies and high-resolution printing expertise to contract-manufacture custom transparent antennas for automotive, commercial construction, and other applications requiring excellent radio frequency ("RF") and optical performance. The integration of antennas is growing worldwide due to the rapid expansion of 5G and an overall increase in RF communications, and the ubiquity of glass surfaces makes transparent antennas attractive for multiple end-use markets. Kodak is evaluating this unique printing technology and expertise for transparent heaters to be used in biomedical analytical devices and telecom applications such as satellite dishes.

- The Company remains interested in working with governmental agencies to leverage its assets and technology to on-shore manufacturing of pharmaceutical and other healthcare materials.

- Film and related component manufacturing operations and Kodak Research Laboratories utilize capacity at EBP, which helps cost absorption for both Kodak operations and tenants at EBP. Kodak has invested in film manufacturing to increase capacity and to grow different initiatives in film. In the fourth quarter of 2025, Kodak launched its own direct distribution brand of still films which aim to provide distributors, retailers and consumers with more stable pricing and a broader, more reliable supply.

- Print's digital plate products include traditional digital plates and KODAK SONORA Process Free Plates. SONORA Process Free Plates allow Kodak customers to skip the plate processing step prior to mounting plates on a printing press. This improvement in the printing process saves time and costs for customers. Also, SONORA Process Free Plates reduce the environmental impact of the printing process because they eliminate the use of chemicals (including solvents), water and power that is otherwise required to process a traditional plate. The segment's digital plate products are experiencing challenges from higher prices and availability of raw materials, digital substitution and competitive pricing pressures. Kodak seeks to mitigate the impact of increases in manufacturing costs through a combination of pricing actions, improved production efficiency and cost reduction initiatives. In addition, Kodak seeks to offset the impact of short-term and long-term market dynamics on pricing and volume pressures through innovations in Kodak product lines, including investing in digital print technologies.

- In Print's digital printing businesses, the PROSPER Inkjet Systems product offerings are expected to grow and continue to build profitability. Kodak launched the PROSPER 7000 Turbo Press in June 2022. The PROSPER 7000 Turbo Press enables commercial, publishing and newspaper printers to compete more effectively with offset and to shift more long run jobs from conventional printing processes to inkjet. Investment in the next generation technology, ULTRASTREAM, is focused on the ability to place ULTRASTREAM writing systems in Kodak branded presses and in various original equipment manufacturers in applications ranging from commercial print to packaging. In addition, Kodak officially launched the KODAK PROSPER ULTRA 520 Digital Press utilizing Kodak's ULTRASTREAM inkjet technology, which offers offset print quality in a smaller footprint.

- Kodak plans to capitalize on its intellectual property through new business or licensing opportunities in 3D printing materials, smart material applications and printed electronics markets.

RESULTS OF OPERATIONS

(in millions)	Year Ended December 31, 2025	% of Sales	Year Ended December 31, 2024	% of Sales	$ Change vs. 2024
Revenues	$ 1,069		$ 1,043		$ 26
Cost of revenues	837		840		(3)
Gross profit	232	22%	203	19%	29
Selling, general and administrative expenses	174	16%	179	17%	(5)
Research and development costs	33	3%	33	3%	—
Restructuring costs and other	21	2%	8	1%	13
Other operating expense (income), net	4	0%	(10)	(1%)	14
(Loss) earnings from continuing operations before interest expense, pension income excluding service cost component, loss on early extinguishment of debt, other charges (income), net and income taxes	—	—	(7)	(1%)	7
Interest expense	62	6%	59	6%	3
Pension income excluding service cost component	(128)	(12%)	(173)	(17%)	45
Loss on early extinguishment of debt	7	1%	—	—	7
Other charges (income), net	171	16%	(3)	(0%)	174
(Loss) earnings from continuing operations before income taxes	(112)	(10%)	110	11%	(222)
Provision for income taxes	16	1%	8	1%	8
NET (LOSS) EARNINGS	$ (128)	(12%)	$ 102	10%	$ (230)

Revenues

For the year ended December 31, 2025, revenues increased approximately $26 million compared with 2024 primarily due to improved pricing in Print ($29 million) and Advanced Materials and Chemicals ($26 million), higher volume in Advanced Materials and Chemicals ($19 million), favorable foreign currency fluctuations ($11 million) and higher volume in Brand ($3 million), partially offset by lower volume in Print ($62 million). See segment discussions for additional details.

Gross Profit

Gross profit for 2025 increased approximately $29 million compared with 2024, primarily due to improved pricing in Print ($27 million) and Advanced Materials and Chemicals ($24 million), lower inventory reserve adjustments for Electrophotographic Printing Solutions ("EPS") compared to the prior year ($5 million), higher volume in Advanced Materials and Chemicals ($4 million) and Brand ($3 million) and favorable foreign currency fluctuations ($1 million). These favorable impacts were partially offset by higher manufacturing costs in Print ($11 million) and Advanced Materials and Chemicals ($7 million), higher aluminum costs ($9 million) and lower volumes in Print ($7 million). See segment discussions for additional details.

Selling, General and Administrative Expenses

Consolidated Selling, General & Administrative expenses (SG&A) decreased $5 million in 2025 compared with 2024 primarily due to a decline in selling and administrative costs ($5 million) related to lower spending on organizational changes compared to the prior year, along with a decline in consulting and project costs ($1 million) primarily related to an insurance reimbursement received in the second quarter of 2025 and a decline in equity compensation costs ($1 million). These favorable impacts were partially offset by the net change in employee benefit reserves ($2 million).

Research and Development Costs

Consolidated R&D expenses were flat in 2025 compared with 2024.

Restructuring Costs and Other

These costs, as well as restructuring costs reported in Cost of revenues, are discussed under the "Restructuring Costs and Other" section in this MD&A and Note 19, "Restructuring Costs and Other."

Interest Expense

Interest expense increased by $3 million in 2025 compared to 2024 primarily due to higher debt discount amortization resulting from the characterization of the Term Loans as short-term liabilities in the second quarter of 2025 due to a "springing maturity" tied to the mandatory redemption date of the Series B Preferred Stock. The Term Loans were amended on November 4, 2025 to prevent the mandatory redemption of Series B Preferred Stock from accelerating the August 15, 2028 maturity date of the Term Loans. Refer to Note 9, "Debt and Credit Facilities" for further information.

Other Operating Expense (Income), Net

For details, refer to Note 16, "Other Operating Expense (Income), Net."

Pension Income

For details, refer to Note 20, "Retirement Plans."

Loss on Early Extinguishment of Debt

For details, refer to Note 9, "Debt and Credit Facilities."

Other Charges (Income), Net

For details, refer to Note 17, "Other Charges (Income), Net."

Provision for Income Taxes

For details, refer to Note 18, "Income Taxes."

DETAILED RESULTS OF OPERATIONS

Net Revenues from Continuing Operations by Reportable Segment

	Year Ended December 31,			
	2025		**2024**	
(in millions)				
Print	$	715	$	737
Advanced Materials and Chemicals		316		271
Brand		23		20
Total of reportable segments		1,054		1,028
All Other revenues		15		15
Consolidated total	$	1,069	$	1,043

Kodak's segment measure of profit and loss is an adjusted earnings before interest, taxes, depreciation and amortization ("Operational EBITDA"). As demonstrated in the table below, Operational EBITDA represents the consolidated (loss) earnings from continuing operations excluding the provision for income taxes; non-service cost components of pension and other postemployment benefits ("OPEB") income; depreciation and amortization expense; restructuring costs and other; stock-based compensation expense; consulting and other costs; idle costs; interest expense; loss on early extinguishment of debt; other operating (expense) income, net and other (charges) income, net.

Segment Operational EBITDA and Consolidated (Loss) Earnings from Continuing Operations Before Income Taxes

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Print	$ 3	$ (8)
Advanced Materials and Chemicals	39	17
Brand	20	17
All Other Operational EBITDA	2	2
Depreciation and amortization	(29)	(28)
Restructuring costs and other	(21)	(8)
Stock-based compensation	(5)	(6)
Consulting and other costs [1]	—	(1)
Idle costs [2]	(5)	(2)
Other operating (expense) income, net [3]	(4)	10
Interest expense [3]	(62)	(59)
Pension income excluding service cost component [3]	128	173
Loss on early extinguishment of debt	(7)	—
Other (charges) income, net [3]	(171)	3
Consolidated (loss) earnings from continuing operations before income taxes	$ (112)	$ 110

[1] Consulting and other costs are professional services and internal costs associated with corporate strategic initiatives and litigation. Consulting and other costs include $1 million of income in the year ended December 31, 2025, representing insurance reimbursement of legal costs previously paid by the Company associated with investigations and litigation matters.

[2] Consists of third-party costs such as security, maintenance and utilities required to maintain land and buildings in certain locations not used in any Kodak operations and the costs, net of any rental income received, of underutilized portions of certain properties.

[3] As reported in the Consolidated Statement of Operations.

In 2025, Kodak increased employee benefit reserves by $2 million primarily reflecting an increase in other employee benefit reserves of $4 million, partially offset by a decrease in workers' compensation reserves of approximately $1 million driven by changes in discount rates and a decrease in other employee benefit reserves of $1 million, driven by favorable experience. The increase in reserves in 2025 impacted SG&A by approximately $2 million.

In 2024, Kodak decreased employee benefit reserves by $2 million primarily reflecting a reduction in workers' compensation reserves driven by changes in discount rates. The decrease in reserves in 2024 impacted gross profit and SG&A each by approximately $1 million.

PRINT SEGMENT

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change
Revenues	$ 715	$ 737	$ (22)
Operational EBITDA	3	(8)	11
Operational EBITDA as a % of revenues	0%	(1%)	

Revenues

The decrease in Print revenues of approximately $22 million in 2025 primarily reflected reduced volumes in Prepress Solutions ($40 million), EPS ($16 million), Prosper ($4 million) and Software ($2 million). These unfavorable impacts were partially offset by improved pricing in Prepress Solutions ($19 million), Prosper ($7 million) and EPS ($3 million) and favorable foreign currency fluctuations ($10 million).

Operational EBITDA

Print Operational EBITDA improved approximately $11 million in 2025 primarily related to improved pricing in Prepress Solutions ($17 million), Prosper ($7 million) and EPS ($3 million), lower SG&A costs ($5 million), lower inventory reserve adjustments for EPS compared to the prior year ($5 million), and higher volumes in EPS ($4 million). These favorable impacts were partially offset by higher manufacturing costs ($11 million) and aluminum costs ($9 million) and lower volumes in Prepress Solutions ($7 million), Prosper ($2 million) and Software ($1 million).

ADVANCED MATERIALS AND CHEMICALS SEGMENT

(in millions)	Year Ended December 31,		
	2025	**2024**	**$ Change**
Revenues	$ 316	$ 271	$ 45
Operational EBITDA	39	17	22
Operational EBITDA as a % of revenues	12%	6%	

Revenues

The improvement in Advanced Materials and Chemicals revenues of approximately $45 million in 2025 was primarily the result of improved pricing in Industrial Film and Chemicals ($18 million) and Motion Picture ($8 million), volume increases in Industrial Film and Chemicals ($13 million) and Motion Picture ($6 million) and favorable foreign currency fluctuations ($1 million).

Operational EBITDA

Advanced Materials and Chemicals Operational EBITDA improved approximately $22 million in 2025, primarily related to improved pricing in Industrial Film and Chemicals ($18 million) and Motion Picture ($6 million), higher volumes in Motion Picture and Industrial Film and Chemicals (each $2 million) and favorable foreign currency fluctuations ($1 million), partially offset by higher manufacturing costs ($7 million).

BRAND SEGMENT

(in millions)	Year Ended December 31,		
	2025	**2024**	**$ Change**
Revenues	$ 23	$ 20	$ 3
Operational EBITDA	20	17	3
Operational EBITDA as a % of revenues	87%	85%	

Revenues

Brand revenues for 2025 improved by $3 million due to higher volumes.

Operational EBITDA

Brand Operational EBITDA for 2025 improved by $3 million due to higher volumes.

RESTRUCTURING COSTS AND OTHER

2025

Restructuring actions taken in 2025 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included various targeted reductions in manufacturing, service, sales and administrative, and research and development functions.

As a result of these actions, for the year ended December 31, 2025, Kodak recorded $21 million of charges of which $20 million were reported in Restructuring costs and other and $1 million were reported in Cost of revenues in the Consolidated Statement of Operations.

Kodak made cash payments related to restructuring of approximately $9 million for the year ended December 31, 2025.

The restructuring actions implemented in 2025 are expected to generate future annual cash savings of approximately $23 million. These savings are expected to reduce future annual Cost of revenues, SG&A expenses and R&D costs by $13 million, $6 million and $4 million, respectively. Kodak expects the majority of the annual savings to take effect by the end of 2026 as actions are completed. See Note 19, "Restructuring Costs and Other" for additional information on Kodak's restructuring actions.

LIQUIDITY AND CAPITAL RESOURCES

Management's Assessment of Liquidity

Kodak ended the year with a cash balance of $337 million, an increase of $136 million from December 31, 2024, primarily driven by the cash received from the settlement and reversion of assets from the Kodak Retirement Income Plan ("KRIP").

During the fourth quarter of 2025, Kodak received $144 million in net cash from the reversion of assets from KRIP to the Company, after required debt payments and payment of excise taxes, and $158 million of investment assets, of which $9 million of cash proceeds was received from these investment assets subsequent to the reversion to the Company. In January 2026, Kodak received $44 million of additional cash proceeds from the redemption of a portion of these investments and expects to receive an additional $55 million in cash proceeds by December 31, 2026. The remaining value of the investment assets is expected to be converted to cash primarily in 2027 and 2028. See the "Kodak Retirement Income Plan" section below for additional details.

Available liquidity includes existing cash and cash equivalent balances. The amount of available liquidity is subject to fluctuations and includes cash balances held by various entities worldwide. At December 31, 2025 and 2024, approximately $231 million and $118 million, respectively, of cash and cash equivalents were held within the U.S. and approximately $106 million and $83 million, respectively, of cash and cash equivalents were held outside the U.S. Cash balances held outside the U.S. are generally required to support local country operations and may have high tax costs or other limitations that delay the ability to repatriate, and therefore may not be readily available for transfer to other jurisdictions. Kodak utilizes cash balances outside the U.S. to fund needs in the U.S. through the use of intercompany loans.

As of December 31, 2025 and 2024, outstanding intercompany loans to the U.S. were $509 million and $483 million, respectively, which included short-term intercompany loans from Kodak's international finance center of $235 million and $208 million, respectively. In China, where approximately $35 million and $29 million of cash and cash equivalents was held as of December 31, 2025 and 2024, respectively, there are limitations related to net asset balances that may impact the ability to make cash available to other jurisdictions in the world. Under the terms of the Amended and Restated Term Loan Credit Agreement, the Company is permitted to invest up to $60 million (or $75 million after the Deleveraging Milestone Date) in Restricted Subsidiaries that are not Loan Parties and in joint ventures or Unrestricted Subsidiaries that are not party to the Amended and Restated Term Loan Credit Agreement.

The Company's Hong Kong subsidiary has an intercompany loan from one of the Company's Chinese subsidiaries with a maturity date of November 16, 2024, the proceeds of which were in turn loaned to the Company. The terms of the intercompany loan were modified during the fourth quarter of 2024 to extend the maturity date to November 16, 2026 and for the Company to make efforts to repay the outstanding loan balance prior to maturity. The prior intercompany loan agreement provided for it to be repaid over two years in four equal $20 million installments, the first of which was due by November 16, 2023 with the remaining installments due in 2024. The Company paid $2 million in the first quarter of 2024 and $10 million in the second quarter of 2024 towards the first $20 million installment. The outstanding amount of the intercompany loan as of December 31, 2025 was $68 million. The Company is evaluating repayment alternatives for the current loan agreement which would allow Kodak and its subsidiaries to perform their obligations to each other while minimizing the impact on U.S. liquidity taking into account requirements imposed by Chinese regulators. Any amounts repaid to the Chinese subsidiary may not be able to be loaned, repatriated or otherwise moved back to the U.S., in which case the Company's U.S. liquidity would be reduced.

Kodak's cash flows continue to be negatively impacted by volume declines, higher manufacturing costs and increased labor, material and distribution costs, supply chain disruptions and shortages in materials and labor. The impacts from price increases, savings relating to rationalization, cost reductions and operational efficiencies and supply chain-related cost improvements continue to positively impact Kodak's operations.

On March 11, 2026 (the "Amendment Date"), the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company which amended certain terms of the Series B Certificate of Designations (the "2026 Series B Amendment"). The 2026 Series B Amendment provides (i) if any shares of Series B Preferred Stock have not been converted prior to June 11, 2029, the Company is required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends, (ii) holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 6.0% per annum, (iii) each share of Series B Preferred Stock is convertible, at the option of each holder at any time, into shares of Common Stock at a conversion price of $10.00 per share (subject to certain customary anti-dilution adjustments) and (iv) the Company has the right to cause the mandatory conversion of the Series B Preferred Stock into shares of Common Stock in three tranches of the Series B Preferred Stock if the closing price of the Common Stock has for 45 trading days within a period of 60 consecutive trading days a) equaled or exceeded $14.50 after eighteen months from the Amendment Date, b) equaled or exceeded $15.50 after twenty four months from the Amendment Date and c) equaled or exceeded $16.50 after thirty months from the Amendment Date (in each case, the amounts per share is subject to adjustment in the same manner as the conversion price).

On May 21, 2025, the Company entered into an ATM Equity Offering Sales Agreement (the "Sales Agreement") with BofA Securities, Inc. ("BofA"), pursuant to which the Company may offer and sell up to $100 million of shares of the Company's common stock (the "shares"), from time to time, in "at-the-market" offerings through BofA, as sales agent or as principal. During 2025, the Company sold 200,000 shares pursuant to the Sales Agreement for net proceeds of approximately $1 million. The Company used the net proceeds from the sale of the shares for general corporate purposes.

On November 4, 2025, the Company and the Subsidiary Guarantors entered into the Third Amendment to the Amended and Restated Credit Agreement (the "November 2025 Term Loan Credit Agreement Amendment") with the Term Loan Lenders and the Term Loan Agent. The November 2025 Term Loan Credit Agreement Amendment (i) removed the mandatory redemption of Series B Preferred Stock as a basis for accelerating the August 15, 2028 maturity date of the Term Loans, (ii) eliminated the mandatory prepayment obligation requiring Kodak to use 50% of the net cash proceeds from certain transactions to prepay Term Loans below $200 million, (iii) provided the Company the option to prepay the Term Loans after May 15, 2026 with cash proceeds from certain transactions plus a 4% prepayment fee, (iv) removed limitations on restricted payments on the repurchase or redemption of the Series B Preferred Stock subject to certain restrictions and (v) removed the requirement to include reversion proceeds not used to prepay Term Loans in the calculation of Excess Cash Flow as defined in the Amended and Restated Term Loan Credit Agreement.

On November 4, 2025, the Company and the Subsidiary Guarantors entered into Amendment No. 4 to the Letter of Credit Facility Agreement (the "November 2025 L/C Facility Amendment") with the L/C Lenders and Bank of America, N.A. The November 2025 L/C Facility Amendment (i) removed the mandatory redemption of Series B Preferred Stock as a basis for accelerating the maturity date of the facility, resulting in the maturity date of the facility being May 17, 2028, the date that is 90 days prior to the maturity date of the Term Loans, and (ii) removed limitations on restricted payments on the repurchase or redemption of the Series B Preferred Stock subject to certain restrictions.

On March 11, 2026, the Company and the Subsidiary Guarantors entered into the Fourth Amendment to the Amended and Restated Credit Agreement (the "March 2026 Term Loan Credit Agreement Amendment") with the Term Loan Lenders and the Term Loan Agent. The March 2026 Term Loan Credit Agreement Amendment requires the Company to pay $50 million of the Term Loans on or before March 18, 2026 and $50 million on or before June 1, 2026, in each case plus a 1% prepayment fee.

The economic uncertainties surrounding the current inflationary environment and other global events represent additional elements of complexity in Kodak's plans to return to sustainable positive cash flow. The Company cannot predict the duration and scope of such events, including the impact of rising costs of labor, commodity and distribution costs and increased product costs from tariffs, the wars in Ukraine and Iran and the other conflicts involving Israel, and other factors such as the ability to continue to secure raw materials and components, the ability to increase prices to offset rising product costs or how quickly and to what extent normal economic and operating conditions can resume.

The cash proceeds from the KRIP reversion and additional cash proceeds expected from the redemption or other monetization of investment assets provides additional liquidity to the Company to adequately fund on-going operations and to invest in growth opportunities in Kodak's businesses of print and advanced materials and chemicals and for corporate infrastructure investments expected to contribute to improvements in cash flow.

Kodak's plans to return to sustainable positive cash flow include generating profitable revenues through continued pricing actions and customer-focused initiatives, invest in new product innovation to drive growth, implementing effective working capital utilization, reducing operating expenses, continuing to simplify the organizational structure, investing in IT systems to drive operational efficiencies, effectively managing world-wide cash through intercompany loans, distributions or other mechanisms, generating cash from selling and leasing underutilized assets or through new licensing opportunities and implementing ways to reduce cash collateral needs.

Kodak believes its liquidity position is adequate to fund operations, meet its obligations and provide the flexibility to respond as necessary to ordinary changes in the business and economic environment within twelve months as of the filing of this Form 10-K.

KODAK RETIREMENT INCOME PLAN

On January 21, 2025, the Board of Directors of Kodak approved the termination of KRIP effective March 31, 2025, at which time all benefits under KRIP were frozen. In addition, the Board of Directors approved a defined benefit retirement plan (the "Kodak Cash Balance Plan") as a replacement for KRIP which became effective on March 1, 2025 for new hires and April 1, 2025 for current employees. The benefits under the Kodak Cash Balance Plan are substantially the same as those under the cash balance feature of KRIP.

On October 21, 2025, the annuity obligations with respect to all KRIP annuitants (approximately 27,000 participants and beneficiaries) representing approximately $1.8 billion of pension obligation was transferred to Metropolitan Tower Life Insurance Company through the purchase of a group annuity contract, the premium for which was funded directly and solely by the assets of KRIP. In addition, on October 1, 2025, KRIP settled approximately $76 million of pension obligations through lump-sum payments to deferred vested participants and on October 31, 2025, KRIP settled approximately $157 million of pension obligations through lump-sum payments to active participants. On November 26, 2025, KRIP transferred its sole remaining liabilities and associated cash of approximately $13 million for missing participants to the Pension Benefit Guaranty Corporation missing program. As a result, all pension obligations under KRIP had been fully settled and the excess pension assets of $1.023 billion (the "Reversion Assets") as of November 26, 2025 (the "Reversion Date") reverted to the Company.

The Reversion Assets were comprised of cash of $614 million and investment assets valued at $409 million. The Company directed 25% of the Reversion Assets, consisting of $5 million of cash and $251 million of investment assets, to the Kodak Cash Balance Plan that will provide benefits to the Company's employees for the foreseeable future without additional cash cost to the Company. The remaining cash of $609 million and investments valued at $158 million were distributed to the Company.

On November 28, 2025, the Company used $312 million of cash proceeds received from the Reversion Assets to repay outstanding term loans, which represented the principal amount of the Term Loans required to reduce the outstanding balance to $200 million plus accrued interest and prepayment premium, in accordance with the terms of the November 2025 Term Loan Credit Agreement Amendment.

On December 30, 2025, Kodak paid $153 million from the cash proceeds received from the Reversion Assets to satisfy the 20% excise tax on the remaining surplus from the reversion of assets from KRIP to the Company after capitalization of the Kodak Cash Balance Plan.

The $158 million of investment assets received by the Company from the Reversion Assets are primarily hedge fund investments which are in redemption. Subsequent to the Reversion Date, Kodak received $9 million of cash proceeds from these investments in December 2025. The total fair value of these investments as of December 31, 2025 approximated $152 million. In January 2026, Kodak received $44 million of additional cash proceeds from the redemption of a portion of these investments and expects to receive an additional $55 million in cash proceeds by December 31, 2026. The remaining value of the investment assets is expected to be converted to cash primarily in 2027 and 2028. The actual amount and timing of cash received from the investment assets will fluctuate based on the investment performance of the investments during the redemption period and could be adversely impacted by other events that could affect the value of those investments.

Amended and Restated Letter of Credit Facility Agreement

Approximately $24 million and $27 million of letters of credit were issued under the Amended and Restated L/C Facility Agreement as of December 31, 2025 and 2024, respectively. The letters of credit under the Amended and Restated L/C Facility Agreement are collateralized by cash collateral (the "L/C Cash Collateral"). The L/C Cash Collateral was $25 million and $29 million at December 31, 2025 and 2024, respectively, which was classified as Restricted Cash.

Cash Flow:

Cash, cash equivalents and restricted cash balances were as follows:

	As of December 31,	
(in millions)	**2025**	**2024**
Cash, cash equivalents and restricted cash	$ 442	$ 301

Cash Flow Activity

(in millions)	Year Ended December 31,		Year-Over-
	2025	**2024**	**Year Change**
Cash flows from operating activities:			
Net cash provided by (used in) operating activities	$ 480	$ (7)	$ 487
Cash flows from investing activities:			
Net cash used in investing activities	(29)	(39)	10
Cash flows from financing activities:			
Net cash used in financing activities	(314)	(23)	(291)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4	(7)	11
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 141	$ (76)	$ 217

Operating Activities

Net cash from operating activities increased $487 million for the year ended December 31, 2025 as compared with the prior year primarily due to cash proceeds received from Reversion Assets from KRIP of $618 million and a decrease in inventory and improved earnings from operations, which were partially offset by a $153 million payment of excise tax on KRIP reversion asset surplus and a decrease in cash proceeds related to brand licensing of $35 million.

Investing Activities

Net cash used in investing activities decreased $10 million for the year ended December 31, 2025 as compared to the prior year due to a decrease in capital expenditures ($22 million) partially offset by a decline in proceeds from the sale of assets ($12 million).

Financing Activities

Net cash used in financing activities increased $291 million in the year ended December 31, 2025 compared to the prior year, primarily due the repayment of the Term Loans ($306 million) with cash proceeds from Reversion Assets.

Other Collateral Requirements

The NYS WCB requires security deposits related to self-insured workers' compensation obligations, which security deposits are recalculated annually. Due to changes in 2019 to the manner in which the required security deposit is determined, the Company has been required to post additional collateral over the last several years. At December 31, 2022, the Company posted $75 million of collateral, representing 107% of the Company's undiscounted actuarial workers' compensation obligations. Effective May 1, 2023, the Company added New York to its existing workers compensation liability insurance policy and is no longer self-insured for future claims. As a result, the NYS WCB confirmed the Company will no longer be obligated to post any additional collateral. On July 1, 2025, the Company submitted a current actuarial report to the NYS WCB and requested a review of the collateral requirements. The NYS WCB confirmed no change in the collateral was required at this time.

Based on the legacy nature of the Company's workers' compensation obligations, the undiscounted actuarial obligation has been declining and the Company expects this trend to continue. While it may not be indicative of the rate of future declines, the undiscounted actuarial liability declined by an average of $5 million per year between 2014 and 2025. Accordingly, subject to the possibility of other changes to the calculation of required security deposits by the NYS WCB, the Company expects the amount of the required security deposits to decline over time and the gradual return of the security deposits that have been made or the capital used to support such security deposits.

In the third quarter of 2023, the Company deposited $68 million directly with the NYS WCB and cancelled the corresponding letter of credit supporting the associated liability. As of December 31, 2025, the Company had $45 million of surety bonds and $30 million deposited directly with the NYS WCB supporting the associated liability. The surety bonds are collateralized with $32 million of cash and the Company could be required to provide up to $13 million of additional cash or letters of credit to the issuers of certain surety bonds in the future to fully collateralize the bonds.

Other Uses of Cash Related to Financing Transactions

The holders of the Term Loans are entitled to quarterly cash interest payments at a rate of 7.5% per annum and 5.0% per annum PIK or in cash at the Company's option. The May 2025 Term Loan Credit Agreement Amendment provides the Company the option to pay the Cash Interest Payment entirely in PIK for the next six quarterly interest payments. The Company elected to pay the Cash Interest Payment for the second and third quarters of 2025 entirely in PIK and the fourth quarter Cash Interest Payment entirely in cash. In addition, the holders of the Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 4.0% per annum. Until the second quarter of 2025, all dividends owed on the Series B Preferred Stock were declared and paid when due. No quarterly cash dividend was declared in the second, third and fourth quarters of 2025. The dividends for these quarters were paid in February 2026.

Series C Preferred Stock Exchange

On August 8, 2025, the Company issued 15,103,163 shares of common stock in exchange for all outstanding shares of Series C Preferred Stock, including accrued and unpaid dividends thereon, pursuant to a Series C Preferred Stock Exchange Agreement entered into with the Investor on August 8, 2025. Following the completion of the exchange, the Company had no outstanding shares of Series C Preferred Stock and the Company's obligations with respect to the Series C Preferred Stock were fully discharged.

Defined Benefit Pension and Postretirement Plans

Kodak made contributions (funded plans) or paid net benefits (unfunded plans) totaling approximately $14 million relating to its non-U.S. defined benefit pension and postretirement benefit plans in 2025. For 2026, the forecasted contribution (funded plans) and benefit payment (unfunded plans) requirements for its non-U.S. defined benefit pension and postretirement plans are approximately $10 million. Kodak expects benefit payments (unfunded plans) related to its non-major U.S. plans to be less than $1 million.

Capital Expenditures

Cash flows from investing activities included $34 million for capital expenditures for the year ended December 31, 2025. Kodak expects approximately $45 million to $55 million of cash flows for investing activities from capital expenditures for the year ending December 31, 2026.

BEPS Pillar 2

In December 2021, the Organization for Economic Cooperation and Development ("OECD") introduced Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules that imposed a global minimum tax rate of 15%. Numerous countries, including European Union member states, enacted legislation that took effect on January 1, 2024. To mitigate the administrative burden in complying with the OECD Global BEPS rules during the initial years of implementation, the OECD developed the temporary "Transitional Country-by-Country Safe Harbor" ("Safe Harbor"). This transitional Safe Harbor applies for fiscal years beginning on or before December 31, 2026. Under the Safe Harbor, the top-up tax for such jurisdiction is deemed to be zero, provided that at least one of the Safe Harbor tests is met for the jurisdiction.

Kodak was able to avail itself of the Pillar 2 transitional safe harbor rules in most of the jurisdictions in which it operates. As of December 31, 2025, the impact of Pillar 2 legislation was immaterial to Kodak.

General implementation of the Global minimum tax (by non-US taxing authorities) became effective January 1, 2025. Kodak's policy is to recognize the impact related to Pillar 2 transitional safe harbor as period costs. The Company believes that it will continue to benefit from the Safe Harbor provisions and that there will not be a material impact to the financial statements.

Kodak will continue to monitor the legislative developments of Pillar 2 framework in the jurisdictions in which the Company operates.

Contractual Obligations

The impact that contractual obligations are expected to have on Kodak's cash flow in future periods is as follows:

(in millions)	Total	As of December 31, 2025					
		2026	2027	2028	2029	2030	2031+
Long-term debt [1]	$ 212	$ 2	$ 2	$ 201	$ 1	$ 1	$ 5
Interest payments on debt [2]	79	27	26	23	1	1	1
Operating lease obligations	60	16	14	8	7	5	10
Purchase obligations [3]	26	8	6	9	1	1	1
Convertible Series B preferred stock cash dividends [4]	5	5	—	—	—	—	—
Total [5] [6] [7]	$ 382	$ 58	$ 48	$ 241	$ 10	$ 8	$ 17

[1] Represents the maturity values of Kodak's long-term debt obligations as of December 31, 2025. The contractual obligations do not reflect any contingent mandatory annual principal prepayments that may be required to be made upon achieving certain excess cash flow targets or from the Net Proceeds from the sale of Target Non-Core Assets, as such terms are defined in the Amended and Restated Term Loan Credit Agreement. Refer to Note 9, "Debt and Credit Facilities."

[2] Includes cash interest payments on the Amended and Restated Term Loan Credit Agreement, the RED-Rochester LLC debt and commitment fees for the Amended and Restated L/C Facility Agreement.

[3] Purchase obligations include agreements related to raw materials, supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on Kodak and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

[4] On February 26, 2021, the Company issued 1,000,000 shares of Series B Preferred Stock with a liquidation preference of $100 per share. The holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 4% per annum. If holders of the Series B Preferred stock convert their shares into common stock, dividends will decrease. The Company is required to redeem all shares not converted prior to May 28, 2026 at $100 per share plus the amount of any accrued and unpaid dividends. Due to uncertainty regarding the number of shares that will be redeemed, the redemption amount has not been included in the above table. Refer to Note 10, "Redeemable, Convertible Preferred Stock."

[5] Due to uncertainty regarding the completion of tax audits and possible outcomes, an estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 18, "Income Taxes," for additional information regarding Kodak's uncertain tax positions.

[6] For 2026, the Company currently forecasts $10 million in contributions and net benefit payments for its Non-U.S. major defined benefit retirement plans and other postretirement benefit plans. Expected contributions are excluded from the contractual obligations table because they do not represent contractual cash outflows, as they are dependent on numerous factors which may result in a wide range of outcomes.

[7] Because timing of their future cash outflows is uncertain, the other long-term liabilities presented in Note 8, "Other Long-Term Liabilities," are excluded from this table.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant accounting policies used in the preparation of the Consolidated Financial Statements are more fully described in Note 1, "Basis of Presentation and Summary of Significant Accounting Policies." The accounting policies most critical to the preparation of the consolidated financial statements and requiring the most difficult, subjective or complex judgments are described below.

Taxes

Kodak accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of operating losses, credit carryforwards and temporary differences between the carrying amounts and tax basis of Kodak's assets and liabilities.

Kodak records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. Management is required to exercise judgment in assessing the realizability of Kodak's deferred tax assets, considering all available positive and negative evidence. Inherent in this process is the requirement to estimate forecasted earnings, future taxable income, and prudent and feasible tax planning strategies on a jurisdiction-by-jurisdiction basis. It is possible that actual results will differ from assumptions and require adjustments to allowances. Future periods may also provide positive evidence sufficient to conclude that all or part of the valuation allowance recorded in each jurisdiction can be reversed. However, when an accumulation of recent losses or other negative evidence exists, it can be challenging to use forecasted earnings as a source of income when determining whether deferred tax assets can be realized.

Kodak's ability to utilize its U.S. net operating losses ("NOLs") and tax credits may be subject to limitations imposed by Section 382 of the Internal Revenue Code. Section 382 limits the utilization of NOLs in the event of significant changes in the stock ownership of the Company. An ownership change occurs if, among other things, the aggregate ownership of stockholders owning five percent of Kodak's stock increases by more than 50 percentage points over a three-year rolling period. An ownership change can also occur with other items, such as the sale of Kodak shares that are owned by its 5% shareholders. Future transactions, when combined with reported transactions within the testing period, could aggregate an ownership change during the testing period in excess of 50 percentage points.

A Section 382 ownership change would significantly impair Kodak's ability to utilize NOLs and tax credits in the U.S. As of December 31, 2025, Kodak had available U.S. NOL carry-forwards for income tax purposes of approximately $1,906 million and unused foreign tax credits of $37 million. Any impairment of these tax attributes would be fully offset by a corresponding decrease in Kodak's U.S. valuation allowance, which would result in no net tax provision.

Kodak intends to repatriate its offshore earnings when prudent. Accordingly, it recorded deferred tax liabilities of $15 million for potential taxes on undistributed earnings as of both December 31, 2025 and 2024. These taxes are primarily attributable to foreign withholding taxes.

Kodak operates within multiple taxing jurisdictions worldwide and is subject to audits in these jurisdictions. These audits can involve complex issues, which may require many years to resolve. Management believes that adequate provisions have been made for such issues, however, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of Kodak. Conversely, if these issues are resolved favorably, the related provisions would be reduced, thus having a positive impact on earnings. Management's ongoing assessments of the outcomes of these issues and related tax positions requires judgment.

Pension and Other Postretirement Benefits

Kodak's defined benefit pension and other postretirement benefit costs and obligations are estimated using several key assumptions. Actual results that differ from Kodak's assumptions are recorded as unrecognized gains and losses as a component of accumulated other comprehensive (loss) income in shareholders' equity and are amortized to earnings over the estimated future service period of the active participants in the plan or, if the plan is almost entirely inactive, the average remaining lifetime expectancy of inactive participants, to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation ("PBO") or the calculated value of plan assets. Significant differences in actual experience or significant changes in future assumptions would affect Kodak's pension and other postretirement benefit costs and obligations.

During the fourth quarter of 2025, the Kodak Retirement Income Plan ("KRIP") settled approximately $2 billion of pension obligations through a combination of lump sum payments to participants, the purchase of a group annuity contract and payment to the Pension Benefit Guaranty Corporation. As of the Reversion Date, KRIP reverted excess pension assets of $1.023 billion to the Company, of which $256 million was transferred to the Kodak Cash Balance Plan which is the replacement plan for KRIP.

Kodak concluded that it was probable that the criteria for settlement accounting for KRIP would be met in 2025 as the projected cost of all settlements would exceed the sum of the service cost and interest cost components of net periodic pension cost for the year. As a result, Kodak applied settlement accounting and remeasured KRIP for each of the first three quarterly periods in 2025 and as of the Reversion Date. The significant assumptions used in the quarterly remeasurements related to measuring KRIP on a termination basis specifically related to the assumed premiums for purchasing annuities to settle obligations, changes in discount rates and return on plan assets during the termination process. As KRIP's pension obligations were fully settled as of November 26, 2025, Kodak recorded a settlement gain of $66 million in the fourth quarter of 2025 which represented the recognition of the remaining unrealized amounts for KRIP that were included as a component of accumulated other comprehensive loss in shareholders' equity.

Historically, KRIP accounted for substantially all of Kodak's net pension income and represented approximately 86% and 80%, respectively, of the total fair value of plan assets and PBO of the major defined benefit plans as of December 31, 2024. Total pension income from continuing operations before special termination benefits, curtailments and settlements for the major defined benefit plans was $45 million for 2025 and is expected to be approximately $2 million in 2026. The decrease relates to the settlement of

KRIP. Changes in discount rates or expected rates of return on plan assets for Kodak's remaining defined benefit plans would not have a material impact on pension income or the PBO of the Company.

Inventories

Inventories are stated at the lower of average cost or net realizable value. Judgment is required to assess the ultimate demand for and realizable value of inventory. The analysis of inventory carrying values considers several factors including length of time inventory is on hand, historical sales, product shelf life, product life cycle, product category and product obsolescence. The Company also relies, in certain instances, on demand forecasts from its distributors, and adverse changes in such demand forecasts, when they become known, are taken into consideration when analyzing the carrying values of inventories.

New Accounting Pronouncements

A description of new accounting pronouncements is contained in Note 1, "Basis of Presentation and Summary of Significant Accounting Policies."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Kodak, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, Kodak may enter into derivative contracts. Kodak does not utilize financial instruments for trading or other speculative purposes. Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of Kodak's international finance center, as well as forecasted foreign currency denominated intercompany sales.

Kodak's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

Using a sensitivity analysis based on estimated fair value of open foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% stronger at December 31, 2025 and 2024, the fair value of open forward contracts would have decreased $19 million and $17 million, respectively. Such changes in fair value would be substantially offset by the revaluation or settlement of the underlying positions hedged.

The majority of the Company's debt is fixed rate debt. The fair market value of fixed-rate debt is sensitive to changes in interest rates. At December 31, 2025 and 2024, a 10% change in market interest rates would change the fair value of the Company's debt by approximately $2 million and $6 million, respectively.

Kodak's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. Kodak manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. Kodak has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2025 was not significant to Kodak.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Eastman Kodak Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Eastman Kodak Company (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.


Kodak Retirement Income Plan (KRIP) – Remeasurement and Termination


Description of the Matter	As described in Note 20 to the consolidated financial statements, on January 21, 2025, the Board of Directors of Kodak approved the termination of KRIP, effective March 31, 2025. All pension obligations under KRIP had been fully settled and the excess pension assets of $1.023 billion as of November 26, 2025 (the "Reversion Date") reverted to the Company. Kodak concluded that it was probable that the criteria for settlement accounting for KRIP would be met in 2025 as the projected cost of all settlements would exceed the sum of the service cost and interest cost components of net periodic pension cost for the year. As a result, Kodak applied settlement accounting and remeasured KRIP for each of the first three quarterly periods in 2025 and as of the Reversion Date.

Auditing the KRIP required more extensive audit effort due to the extent of transactions impacting the KRIP during the year, which included the remeasurement of the KRIP for each quarterly period in 2025 and as of the Reversion Date, and the impact on Kodak's consolidated financial statements.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls that address the risks of material misstatement relating to the KRIP remeasurement and termination transactions. For example, we tested the controls over management's review of the remeasurement processes for each of the first three quarterly periods in 2025 and as of the Reversion Date.
	Our audit procedures included, among others, evaluating the KRIP transactions completed during the year and the methodology used to apply settlement accounting and remeasure the KRIP projected benefit obligation for each quarterly period in 2025, and as of the Reversion Date. For example, we involved actuarial specialists to assist in evaluating management's methodology for the remeasurement of the projected benefit obligation in the first quarter of 2025 and analytically compared the assumptions in each quarterly remeasurement and as of the Reversion Date.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Rochester, New York
March 12, 2026

# of PCAOB ID   EY-42;   Auditor Name: Ernst & Young   Auditor Location: Rochester, New York, USA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Eastman Kodak Company

Opinion on Internal Control Over Financial Reporting

We have audited Eastman Kodak Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Eastman Kodak Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated March 12, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Rochester, New York
March 12, 2026

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)	Year Ended December 31,					
	2025		**2024**		**2023**	
Revenues						
Sales	$	917	$	882	$	917
Services		152		161		200
Total net revenues		1,069		1,043		1,117
Cost of revenues						
Sales		730		720		765
Services		107		120		142
Total cost of revenues		837		840		907
Gross profit		232		203		210
Selling, general and administrative expenses		174		179		159
Research and development costs		33		33		34
Restructuring costs and other		21		8		7
Other operating expense (income), net		4		(10)		6
(Loss) earnings from continuing operations before interest expense, pension income excluding service cost component, loss on early extinguishment of debt, other charges (income), net and income taxes		—		(7)		4
Interest expense		62		59		52
Pension income excluding service cost component		(128)		(173)		(161)
Loss on early extinguishment of debt		7		—		27
Other charges (income), net		171		(3)		(1)
(Loss) earnings from continuing operations before income taxes		(112)		110		87
Provision for income taxes		16		8		12
NET (LOSS) EARNINGS	$	(128)	$	102	$	75
Basic (loss) earnings per share attributable to Eastman Kodak Company common shareholders	$	(1.78)	$	0.97	$	0.71
Diluted (loss) earnings per share attributable to Eastman Kodak Company common shareholders	$	(1.78)	$	0.90	$	0.67
Number of common shares used in basic and diluted net (loss) earnings per share:						
Basic		87.0		80.1		79.4
Diluted		87.0		92.3		90.5

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(in millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
NET (LOSS) EARNINGS	$ (128)	$ 102	$ 75
Other comprehensive income (loss), net:			
Currency translation adjustments	9	(16)	(8)
Pension and other postretirement benefit plan obligation activity, net of tax	(23)	(369)	(173)
Other comprehensive loss, net attributable to Eastman Kodak Company	(14)	(385)	(181)
COMPREHENSIVE LOSS, NET	$ (142)	$ (283)	$ (106)

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except per share data)

	As of December 31,			
		2025		2024
ASSETS				
Cash and cash equivalents	$	337	$	201
Trade receivables, net of allowances of $7 in both periods		145		138
Inventories, net		218		219
Other current assets		141		37
Total current assets		841		595
Property, plant and equipment, net		191		189
Goodwill		12		12
Intangible assets, net		17		20
Operating lease right-of-use assets		37		27
Restricted cash		96		92
Pension and other postretirement assets		302		989
Other long-term assets		121		77
TOTAL ASSETS	$	1,617	$	2,001
LIABILITIES, REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND EQUITY				
Accounts payable, trade	$	101	$	120
Short-term borrowings and current portion of long-term debt		1		1
Current portion of operating leases		11		11
Other current liabilities		155		129
Total current liabilities		268		261
Long-term debt, net of current portion		208		466
Pension and other postretirement liabilities		191		197
Operating leases, net of current portion		30		21
Other long-term liabilities		207		197
Total liabilities		904		1,142
Commitments and contingencies (Note 12)				
Redeemable, convertible preferred stock, no par value, $100 per share liquidation preference		99		218
Equity				
Common stock, $0.01 par value		1		—
Additional paid in capital		1,278		1,150
Treasury stock, at cost		(26)		(12)
Accumulated deficit		(521)		(393)
Accumulated other comprehensive loss		(118)		(104)
Total equity		614		641
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY	$	1,617	$	2,001

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT)

(in millions, except share data)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total	Redeemable Convertible Preferred Stock [1]
Equity (deficit) as of December 31, 2022	$ —	$ 1,160	$ (570)	$ 462	$ (11)	1,041	$ 203
Net earnings	—	—	75	—	—	75	—
Other comprehensive loss (net of tax):							
Currency translation adjustments	—	—	—	(8)	—	(8)	—
Pension and other postretirement liability adjustments	—	—	—	(173)	—	(173)	—
Preferred stock cash and accrued dividends	—	(4)	—	—	—	(4)	—
Preferred stock in-kind dividends	—	(5)	—	—	—	(5)	5
Preferred stock deemed dividends	—	(2)	—	—	—	(2)	2
Stock-based compensation	—	7	—	—	—	7	—
Equity (deficit) as of December 31, 2023	$ —	$ 1,156	$ (495)	$ 281	$ (11)	$ 931	$ 210
Net earnings	—	—	102	—	—	102	—
Other comprehensive loss (net of tax):							
Currency translation adjustments	—	—	—	(16)	—	(16)	—
Pension and other postretirement liability adjustments	—	—	—	(369)	—	(369)	—
Preferred stock cash and accrued dividends	—	(4)	—	—	—	(4)	—
Preferred stock in-kind dividends	—	(6)	—	—	—	(6)	6
Preferred stock deemed dividends	—	(2)	—	—	—	(2)	2
Treasury stock purchases [2]	—	—	—	—	(1)	(1)	—
Stock-based compensation	—	6	—	—	—	6	—
Equity (deficit) as of December 31, 2024	$ —	$ 1,150	$ (393)	$ (104)	$ (12)	$ 641	$ 218
Net loss	—	—	(128)	—	—	(128)	—
Other comprehensive income (loss) (net of tax):							
Currency translation adjustments	—	—	—	9	—	9	—
Pension and other postretirement liability adjustments	—	—	—	(23)	—	(23)	—
Common shares issued under ATM equity offering program	—	1	—	—	—	1	—
Preferred stock cash and accrued dividends	—	(4)	—	—	—	(4)	—
Preferred stock in-kind dividends	—	(3)	—	—	—	(3)	3
Preferred stock deemed dividends	—	(1)	—	—	—	(1)	1
Series C preferred stock exchange for common stock	1	123	—	—	—	124	(123)
Treasury stock purchases [2]	—	7	—	—	(14)	(7)	—
Stock-based compensation	—	5	—	—	—	5	—
Equity (deficit) as of December 31, 2025	$ 1	$ 1,278	$ (521)	$ (118)	$ (26)	$ 614	$ 99

[1] There are 60 million shares of no-par value preferred stock authorized, 1.0 million, 2.2 million and 2.1 million of which were issued and outstanding at December 31, 2025, 2024 and 2023, respectively.

[2] Represents purchases of common stock to satisfy tax withholding obligations or the exercise price for net-exercised stock options.

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net (loss) earnings	$ (128)	$ 102	$ 75
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	29	28	30
Pension and other postretirement income	(43)	(155)	(145)
Gain on settlement of Kodak Retirement Income Plan	(66)	—	—
Change in fair value of the Preferred Stock and Convertible Notes embedded derivatives	—	—	2
Asset impairments	24	4	5
Paid-in-kind interest expense	36	23	17
Stock based compensation	5	6	7
Non-cash changes in workers' compensation and other employee benefit reserves	(1)	(2)	(1)
Net gain on sales of assets	—	(17)	—
Loss on early extinguishment of debt	7	—	27
Cash proceeds received from reversion of assets from Kodak Retirement Income Plan	618	—	—
Provision (benefit) from deferred income taxes	3	(1)	(1)
Decrease (increase) in trade receivables	—	51	(16)
Decrease in miscellaneous receivables	1	1	6
Decrease (increase) in inventories	6	(7)	19
Decrease in trade accounts payable	(16)	(3)	(14)
(Decrease) increase in liabilities excluding borrowings and trade payables	(11)	(46)	21
Other items, net	16	9	6
Total adjustments	608	(109)	(37)
Net cash provided by (used in) operating activities	480	(7)	38
Cash flows from investing activities:			
Additions to properties	(34)	(56)	(32)
Net proceeds from sales of assets	5	17	—
Net cash used in investing activities	(29)	(39)	(32)
Cash flows from financing activities:			
Net proceeds from ATM equity offering program	1	—	—
Net proceeds from Amended and Restated Term Loan Agreement	—	—	435
Repayment of Original Term Loan Credit Agreement	—	—	(316)
Repayment of Convertible Notes	—	—	(28)
Other debt acquisition costs	—	—	(1)
Repayment of Amended and Restated Term Loan Agreement	(306)	(17)	—
Preferred stock cash dividend payments	(2)	(4)	(4)
Treasury stock purchases	(7)	(1)	—
Finance lease payments	—	(1)	(1)
Net cash (used in) provided by financing activities	(314)	(23)	85
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4	(7)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	141	(76)	91
Cash, cash equivalents and restricted cash, beginning of period	301	377	286
Cash, cash equivalents and restricted cash, end of period [1]	$ 442	$ 301	$ 377
Non-cash investing and financing items:			
Non-cash investing activities:			
Reversion of KRIP non-cash investment assets to Kodak	$ 148	$ —	$ —
Non-cash financing activities:			
Series C preferred stock exchange to common stock	$ 124	$ —	$ —

[1] Refer to Note 2, "Cash, Cash Equivalents and Restricted Cash" for the components of cash, cash equivalents and restricted cash.

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF CASH FLOW (Continued)

SUPPLEMENTAL CASH FLOW INFORMATION

(in millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash paid for interest and income taxes was:						
Interest (net of portion capitalized of $5 in 2025, $6 in 2024 and $3 in 2023)	$	20	$	31	$	26
Income taxes paid (net of refunds) [1]	$	11	$	13	$	9

[1] Disaggregation disclosures of income taxes paid (net of refunds) between federal, state and foreign sources are presented in Note 18, "Income Taxes" pursuant to Kodak's adoption of Accounting Standards Update ("ASU") 2023-09. Refer to Note 1, "Basis of Presentation and Summary of Significant Accounting Policies" for additional information related to the adoption of this ASU.

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a description of the significant accounting policies of Eastman Kodak Company ("EKC" or "Kodak" or the "Company").

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of EKC and all companies directly or indirectly controlled by EKC, either through majority ownership or otherwise. Kodak consolidates variable interest entities if Kodak has a controlling financial interest and is determined to be the primary beneficiary of the entity.

RECLASSIFICATIONS

Certain amounts from previous periods have been reclassified to conform to the current period classification of paid-in-kind interest expense in the Consolidated Statement of Cash Flows.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at year end and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from these estimates.

FOREIGN CURRENCY

For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; revenue, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of Accumulated other comprehensive loss in the accompanying Consolidated Statement of Financial Position.

For certain other subsidiaries and branches outside the U.S., operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities are remeasured at historical exchange rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in Other charges (income), net in the accompanying Consolidated Statement of Operations.

The effects of foreign currency transactions, including related hedging activities, are included in Other charges (income), net, in the accompanying Consolidated Statement of Operations.

CASH EQUIVALENTS

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

ALLOWANCE FOR CREDIT LOSSES

Kodak records an allowance for credit losses against financial assets measured at amortized cost basis (primarily accounts receivable) for the current expected credit losses inherent in the asset over its expected life. The allowance for credit losses is maintained based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Kodak records a specific reserve for individual accounts when Kodak becomes aware of specific customer circumstances evidencing the customer's inability to pay, such as in the case of a bankruptcy filing or deterioration in the customer's operating results or financial position.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined by the average cost method, which approximates current cost. Kodak provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Kodak capitalizes additions and improvements while maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to Other operating expense (income), net in the Consolidated Statement of Operations.

Kodak calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Estimated Useful Lives
Buildings and building improvements	5-40
Land improvements	4-20
Equipment	3-20
Tooling	1-3
Furniture and fixtures	5-10

Kodak depreciates leasehold improvements over the shorter of the lease term or the assets' estimated useful life.

INTERNAL USE SOFTWARE

Expenditures for software purchases and software developed for internal use are capitalized and depreciated on a straight-line basis over the estimated useful lives, generally 3 to 10 years. For software developed for internal use, only certain costs are capitalized, including external direct costs of materials and services associated with developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with internal-use software projects. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Costs associated with preliminary project stage activities, training, maintenance, and other post-implementation stage activities are expensed as incurred. The carrying value of owned software and development costs is recorded in Property, plant and equipment, net while the carrying value of cloud-based software and development costs is recorded in Other long-term assets. The carrying value of software and development costs is reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

GOODWILL AND TRADENAME

Goodwill is not amortized but is required to be assessed for impairment at least annually and whenever events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

When testing goodwill for impairment, Kodak may assess qualitative factors for some or all of its reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. If Kodak determines based on this qualitative test of impairment that it is more likely than not that a reporting unit's fair value is less than its carrying amount or elects to bypass the qualitative assessment for some or all of its reporting units, then a quantitative goodwill impairment test is performed. The amount of goodwill impairment, if any, is calculated as the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

The carrying values of indefinite-lived intangible assets are evaluated for potential impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The fair value of the Kodak trade name is valued using the income approach, specifically the relief from royalty method. Refer to Note 5, "Goodwill and Other Intangible Assets."

WORKERS' COMPENSATION

Kodak participates in high-deductible insurance programs with retention and per occurrence deductible levels for claims related to workers' compensation. The estimated liability for workers' compensation is based on actuarially estimated, discounted cost of claims, including claims incurred but not reported. Historical loss development factors are utilized to project the future development of incurred losses, and the amounts are adjusted based on actual claim experience, settlements, claim development trends, changes in state regulations and judicial interpretations. Refer to Note 7, "Other Current Liabilities" and Note 8, "Other Long-Term Liabilities" for the estimated liabilities. Amounts recoverable from insurance companies or third parties are estimated using historical experience and estimates of future recoveries. Estimated recoveries are not offset against the related accrual. The amount recorded for the estimated recoveries at December 31, 2025 and 2024 was $14 million for both periods, of which $12 million was reported in Other long-term assets in the Consolidated Statement of Financial Position at both December 31, 2025 and 2024. The remaining $2 million for both periods was reported in Other current assets in the Consolidated Statement of Financial Position.

LEASES

Kodak as lessee

Kodak determines if an arrangement is or contains a lease at contract inception. The classification of a lease (as an operating or financing lease) is also determined at contract inception. The primary criteria used by Kodak to classify transactions as operating or finance leases are: (1) whether ownership transfers at the end of the lease, (2) whether the lease term is equal to or greater than 75% of the economic life of the asset, and (3) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair value of the asset at inception of the lease. Kodak does not have leases that include assets of a specialized nature, and generally does not provide residual value guarantees or have any leases for which the exercise of end-of-lease purchase options is reasonably assured at lease inception.

Operating lease right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the operating lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The ROU assets are adjusted for prepayments and lease incentives. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in expense in the period in which the obligation for those payments is incurred. Lease agreements may include options to extend or terminate the lease at Kodak's discretion, which are included in the determination of the lease term when they are reasonably certain to be exercised.

Kodak's lease agreements are primarily for real estate space and vehicles. Arrangements for goods and services are assessed to determine if the arrangement contains a lease at its inception. Refer to Note 11, "Leases" for lease classification in the Consolidated Statement of Financial Position.

When available, the rate implicit in the lease is used to discount lease payments to present value; however, many leases do not provide a readily determinable implicit rate. Therefore, Kodak typically uses its incremental borrowing rate to discount the lease payments at lease commencement. The incremental borrowing rate is the rate of interest that EKC would have to pay to borrow, on a collateralized basis, over a similar term. Renewal options and/or termination options are factored into the determination of lease payments if considered probable.

Rental expense related to operating leases is recognized on a straight-line basis over the lease term. The lease agreements may include both lease and non-lease components. Kodak does not separate lease and non-lease components for real estate leases but does separate lease and non-lease components for equipment leases.

Kodak as Lessor

Kodak places its own equipment at customer sites under sales-type and operating lease arrangements.

Arrangements classified as sales-type leases with revenue recognition at inception generally transfer title to the equipment by the end of the lease term or have a lease term that is for a major part of the remaining economic life of the equipment. Leases meeting the sales-type lease criteria with variable lease payments that do not depend upon a reference rate or index are classified as operating leases if they would otherwise result in a day-one loss. If the arrangement meets the criteria for a sales-type lease but collectability is not considered probable, Kodak will not derecognize the asset and will record all payments received as a liability until the earlier of collectability becoming probable or the termination of the lease.

Arrangements that do not meet the sales-type lease criteria are classified as operating leases with revenue recognized over the term. Equipment subject to operating leases is included in Property, plant and equipment, net in the Consolidated Statement of Financial Position and is depreciated to estimated residual value over its expected useful life. Equipment operating lease terms and depreciable lives generally vary from 3 to 7 years.

The core operations of Eastman Business Park ("EBP") are commercial real estate management activities including real estate leasing and related facility management services. Kodak also leases underutilized portions of its other real estate properties to third parties under both operating lease and sublease agreements. Payments received under operating lease agreements for EBP are recognized on a straight-line basis over the term and are reported in Revenues in the Consolidated Statement of Operations. Payments received under lease and sublease agreements for other underutilized space are recognized on a straight-line basis and reported as cost reductions in Cost of revenues, Selling, general and administrative expenses ("SG&A"), Research and Development ("R&D") costs and Other charges (income), net.

Renewal options and/or termination options are factored into the determination of lease payments if considered probable. Kodak does not separate lease and non-lease components of contracts for real estate leases but does separate lease and non-lease components for equipment leases.

REVENUE

Kodak's revenue transactions include sales of products (such as components and consumables for use in Kodak and other manufacturers' equipment, film-based products and specialty materials and chemicals), equipment, software, services (such as extended warranty, customer support and maintenance agreements, consulting, training and education, engineering, coating and contract manufacturing services), integrated solutions, intellectual property and brand licensing, and commercial real estate management activities.

Contracts with customers may include multiple performance obligations including equipment, optional software licenses and service agreements. For such arrangements, revenue is typically allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on the observable prices of the products or services when sold separately or by using expected cost-plus margin when directly observable prices are not available. The Company reassesses its standalone selling prices at least annually.

Equipment is generally dependent on, and interrelated with, the underlying operating system (firmware) and cannot function without the operating system; in these cases, the hardware and software licenses are accounted for as a single performance obligation. Service agreements generally have a one-year initial term subject to annual renewals and may be prepaid or paid over time; for such arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Kodak applies the residual allocation method for sales of certain complex, highly customized equipment due to significant variability in pricing.

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration Kodak expects to be entitled to in exchange for those goods or services.

For product sales (such as plates, film, inks, specialty materials and chemicals and other consumables), revenue is recognized when control has transferred from Kodak to the customer, which may be upon delivery to the customer site at a point-in-time, based on contract terms or legal requirements in certain jurisdictions.

For non-complex equipment installations and software sales, revenue is recognized when control of each distinct performance obligation has transferred from Kodak to the customer, which is generally met when the equipment or software is delivered and installed at the customer site, as delivery and installation generally occur within the same period. For complex equipment installations or integrated software solutions, revenue is deferred until receipt of customer acceptance and control has transferred upon installation to the customer.

Software licenses are sold both in bundled equipment arrangements as discussed above or on a standalone basis. Perpetual licenses are usually sold with post-contract support services ("PCS") which are considered distinct performance obligations as the customer's use of the existing software is not dependent upon future upgrades. Kodak recognizes software revenue at the time that the customer obtains control over the software which generally occurs upon installation, while revenue allocated to the PCS is recognized over the service period. The Company also sells Software-as-a-Service ("SaaS") arrangements with revenue recognized over the contract term.

Service revenue related to equipment and software support is recognized using the time-based method ratably over the contractual period as it best depicts when the customer receives the benefit from the service. Service revenue for time-and-materials based agreements is recognized as services are performed. In service arrangements such as consulting where final acceptance by the customer is required, revenue is deferred until all acceptance criteria have been met and Kodak has a legal right to payment.

Kodak's licensing revenue is comprised of software licenses as discussed above, licenses to use functional intellectual property (e.g. patents and technical know-how) and licenses to use symbolic intellectual property (e.g. brand names and trademarks). The timing and the amount of revenue recognized from the licensing of intellectual property depends upon a variety of factors, including the nature of the performance obligations (functional vs. symbolic licenses), specific terms of each agreement, and the payment terms.

Aside from software licenses discussed above, Kodak's functional licenses generally provide the right to use functional intellectual property; therefore, sales-based and usage-based royalties are recognized in the period the related sales and usage occurs, while non-sales-based and non-usage-based revenue is recognized when the customer has the right to use the intellectual property. Revenue for symbolic licenses such as brand licenses is recognized over the term of the arrangement.

Deferred revenue is recorded when cash payments are received in advance of satisfying performance obligations, such as deposits required in advance on equipment orders, prepaid service contracts, prepaid tenant lease income or prepaid royalties on intellectual property arrangements. Interest expense is imputed for payments received greater than one year in advance of performance.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. With the exception of brand licensing arrangements, Kodak applies the practical expedient with respect to implied financial components and only imputes interest for payment terms greater than one year.

Sales and usage-based taxes are excluded from revenues.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. At the time revenue is recognized, Kodak records reductions to revenue for customer incentive programs, rebates and promotional allowances. For those incentives that require estimation, such as for volume rebates, Kodak uses historical experience and both internal and customer data to estimate the sales incentive at the time revenue is recognized.

Incremental direct costs of obtaining a contract consist of sales commissions. Kodak expenses sales commissions when incurred if the amortization period would be one year or less; otherwise, sales commissions are initially deferred and subsequently amortized on a straight-line basis over the life of the contract. These costs are recorded in SG&A expenses in the Consolidated Statement of Operations. Kodak accrues the estimated cost of post-sale obligations, including basic product warranties, at the time of revenue recognition.

Kodak does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less or for which revenue is recognized at the amount to which Kodak has the right to invoice for services performed.

Performance obligations with an original expected length of greater than one year generally consist of deferred service contracts, operating leases and brand licensing arrangements. As of December 31, 2025, there was approximately $84 million of unrecognized revenue from unsatisfied performance obligations. Approximately 20% of the revenue from unsatisfied performance obligations is expected to be recognized in 2026, 15% in 2027, 10% in both 2028 and 2029 and 45% thereafter.

SHIPPING AND HANDLING COSTS
Amounts charged to customers and costs incurred by Kodak related to shipping and handling are included in Net revenue and Cost of revenues, respectively.

RESEARCH AND DEVELOPMENT COSTS

R&D costs, which include costs incurred in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are expensed in the period in which they are incurred.

ADVERTISING

Advertising costs are expensed as incurred and are included in SG&A expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $3 million, $4 million and $2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

The carrying values of long-lived assets, other than goodwill and intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the sum of the expected undiscounted cash flows from the use of and eventual disposition of such asset group is less than the carrying value of the asset group, a loss is recognized to the extent the carrying value of the asset group exceeds its fair value. Kodak determines fair value through quoted market prices in active markets or using a discounted cash flow analysis.

The remaining useful lives of long-lived assets are reviewed in connection with the assessment of recoverability of long-lived assets and the ongoing strategic review of the business and operations. If the review indicates that the remaining useful life of the long-lived asset has changed significantly, the depreciation on that asset is adjusted to facilitate full cost recovery over its revised estimated remaining useful life.

INCOME TAXES

Kodak recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carry-forwards and temporary differences between the carrying amounts and tax basis of Kodak's assets and liabilities. Kodak records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. For discussion of the amounts and components of the valuation allowances as of December 31, 2025 and 2024, refer to Note 18, "Income Taxes."

The undistributed earnings of Kodak's foreign subsidiaries are not considered permanently reinvested. Kodak has recognized a deferred tax liability (net of related foreign tax credits) on the foreign subsidiaries' undistributed earnings.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires disclosure of additional categories of information about federal, state and foreign income taxes in the rate reconciliation table and more details about the reconciling items in some categories if items meet a quantitative threshold. The ASU requires entities to disclose income taxes paid, net of refunds, disaggregated by federal (national), state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold. The guidance makes several other changes to the disclosure requirements. The ASU is required to be applied prospectively, with the option to apply it retrospectively. The ASU is effective for Kodak for fiscal years beginning after December 15, 2024 (January 1, 2025 for Kodak). Kodak adopted ASU 2023‑09 in the year ended December 31, 2025 on a prospective basis, which primarily resulted in expanded disclosures in the rate reconciliation table and regarding certain reconciling items. Refer to Note 18 "Income Taxes."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires public business entities to disclose specified information about certain costs and expenses, including but not limited to purchases of inventory, employee compensation, depreciation, and intangible asset amortization, in a tabular format within the notes to their financial statements, as well as provide additional disclosures related to certain other specified expenses. The ASU may be applied on either a prospective or retrospective basis and is effective for annual reporting periods beginning after December 15, 2026 (January 1, 2027 for Kodak) and interim reporting periods beginning after December 15, 2027 (January 1, 2028 for Kodak). Kodak is currently evaluating the impact of this ASU.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software to reflect the evolution of software development to using an incremental and iterative development method. Accordingly, the ASU removes all references in Subtopic 350-40 to prescriptive and sequential software development phases (or "project stages"), and requires an entity to start capitalizing software costs when both (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. The ASU may be applied using either a prospective, retrospective, or modified transition approach, and is effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within such annual reporting periods (January 1, 2028 for Kodak). Kodak is currently evaluating the impact of this ASU.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU 2025-10 establishes authoritative guidance on the accounting for government grants received by business entities, as GAAP previously did not provide specific authoritative guidance about the recognition, measurement and presentation of government grants. This ASU may be applied using either a retrospective, modified retrospective, or modified prospective approach, and is effective for annual reporting periods beginning after December 15, 2028 and interim reporting periods within such annual reporting periods (January 1, 2029 for Kodak). Kodak is currently evaluating the impact of this ASU.

NOTE 2: CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Position that sums to the total of such amounts shown in the Statement of Cash Flows:

	As of December 31,	
(in millions)	2025	2024
Cash and cash equivalents	$ 337	$ 201
Restricted cash reported in Other current assets	9	8
Restricted cash	96	92
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	$ 442	$ 301

Restricted cash reported in Other current assets on the Consolidated Statement of Financial Position primarily represented amounts that support hedging activities.

Restricted cash included $25 million and $29 million as of December 31, 2025 and 2024, respectively, representing the cash collateral required to be posted by the Company under the Amended and Restated L/C Facility Agreement (the "L/C Cash Collateral") (Refer to Note 9, "Debt and Credit Facilities" for information on the Restricted cash supporting the L/C Cash Collateral). In addition, restricted cash as of December 31, 2025 and 2024 included $62 million and $55 million, respectively, representing cash collateral supporting the Company's undiscounted actuarial workers' compensation obligations with the New York State Workers' Compensation Board ("NYS WCB"). Restricted cash as of December 31, 2025 and 2024 included $7 million and $6 million, respectively, of security posted related to Brazilian legal contingencies.

NOTE 3: INVENTORIES, NET

	As of December 31,	
(in millions)	2025	2024
Finished goods	$ 84	$ 90
Work in process	72	69
Raw materials	62	60
Total	$ 218	$ 219

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	
(in millions)	2025	2024
Land	$ 49	$ 45
Buildings and building improvements	162	137
Machinery and equipment	464	434
Construction in progress	15	55
Property, plant and equipment, gross	690	671
Accumulated depreciation	(499)	(482)
Property, plant and equipment, net	$ 191	$ 189

Depreciation expense was $26 million, $24 million and $26 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying value of goodwill by reportable segment.

(in millions)	Print		Advanced Materials and Chemicals		Brand		Consolidated Total	
Balance as of December 31, 2023	$	6	$	—	$	6	$	12
Impairment		—		—		—		—
As of December 31, 2024		6		—		6		12
Impairment		—		—		—		—
As of December 31, 2025	$	6	$	—	$	6	$	12
Gross goodwill	$	62	$	8	$	6	$	76
Accumulated impairment losses		(56)		(8)		—		(64)
Balance as of December 31, 2025	$	6	$	—	$	6	$	12

The Print segment has four goodwill reporting units: Prepress Solutions; Electrophotographic Printing Solutions; Prosper; and Software. The Advanced Materials and Chemicals segment has three goodwill reporting units: Motion Picture and Industrial Films and Chemicals; Pharmaceuticals; and Advanced Materials and Functional Printing. The Brand segment has one goodwill reporting unit. As of December 31, 2025, goodwill is only recorded in the Brand and Software reporting units. Kodak elected to perform a quantitative goodwill impairment test as of December 31, 2025 for all reporting units.

Based upon the results of Kodak's December 31, 2025 and 2024 annual impairment tests, no impairment of goodwill was indicated. As of December 31, 2025 and 2024 the carrying value of the Brand reporting unit was negative.

The gross carrying amount and accumulated amortization by major intangible asset category as of December 31, 2025 and 2024 were as follows:

	As of December 31, 2025							
(in millions)	Gross Carrying Amount		Accumulated Amortization		Net		Weighted Average Remaining Amortization Period (in years)	
Technology-based	$	99	$	99	$	—	N/A	
Kodak trade name		17		—		17	Indefinite	
Customer-related and other		9		9		—	N/A	
Total	$	125	$	108	$	17		

	As of December 31, 2024							
(in millions)	Gross Carrying Amount		Accumulated Amortization		Net		Weighted Average Remaining Amortization Period (in years)	
Technology-based	$	99	$	96	$	3	1 year	
Kodak trade name		17		—		17	Indefinite	
Customer-related and other		9		9		—	N/A	
Total	$	125	$	105	$	20		

Based on the results of Kodak's December 31, 2025 and 2024 annual impairment test, no impairment of Kodak's trade name was indicated.

Amortization expense related to intangible assets was $3 million for the year ended December 31, 2025 and $4 million for both of the years ended December 31, 2024 and 2023.

NOTE 6: OTHER CURRENT ASSETS

	As of December 31,	
(in millions)	2025	2024
Short-term investments [1]	$ 99	$ —
Restricted cash	9	8
Contract assets	5	5
Estimated workers' compensation recoveries	2	2
Current portion of the net investment in sales-type leases	1	1
Other	25	21
Total	$ 141	$ 37

[1] On November 26, 2025 (the "Reversion Date"), Kodak received investments valued at $158 million from the reversion of assets from the Kodak Retirement Income Plan ("KRIP") to the Company. See Note 20, "Retirement Plans" for additional information on the KRIP reversion. The investment assets received by the Company are primarily hedge fund investments which are in redemption. Subsequent to the Reversion Date, Kodak received approximately $9 million of cash proceeds from these investments. The fair value of these investments was $152 million as of December 31, 2025, with $145 million representing hedge funds valued using the net asset value ("NAV") per share expedient, and $7 million representing receivables for hold backs associated with previously redeemed hedge funds. As of December 31, 2025, $99 million was recorded in Other current assets on the Consolidated Statement of Financial Position as this amount is expected to be redeemed in 2026 and $53 million was recorded in Other long-term assets which is expected to be redeemed in 2027 through 2029. In January 2026, Kodak received $44 million of cash proceeds from the redemption of a portion of these investments.

The Other component above consists of other miscellaneous current assets that, individually, were less than 5% of the total current assets component in the accompanying Consolidated Statement of Financial Position, and therefore have been aggregated in accordance with Regulation S-X.

NOTE 7: OTHER CURRENT LIABILITIES

	As of December 31,	
(in millions)	2025	2024
Deferred revenue and customer deposits	$ 42	$ 35
Employment-related liabilities	33	32
Customer rebates	12	12
Workers' compensation	8	9
Restructuring liabilities	15	5
Accrued interest	6	9
Preferred Stock dividends payable	3	1
Other	36	26
Total	$ 155	$ 129

The customer rebate amounts will potentially be settled through customer deductions applied to outstanding trade receivables in lieu of cash payments.

The Other component above consists of other miscellaneous current liabilities that, individually, were less than 5% of the total current liabilities component within the Consolidated Statement of Financial Position and therefore have been aggregated in accordance with Regulation S-X.

NOTE 8: OTHER LONG-TERM LIABILITIES

(in millions)	As of December 31, 2025	As of December 31, 2024
Workers' compensation	$ 51	$ 53
Asset retirement obligations	44	43
Deferred taxes	28	24
Deferred brand licensing revenue	52	57
Environmental liabilities	9	9
Embedded conversion option derivative liabilities	—	1
Other	23	10
Total	$ 207	$ 197

The Other component above consists of other miscellaneous long-term liabilities that, individually, were less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position and therefore have been aggregated in accordance with Regulation S-X.

NOTE 9: DEBT AND CREDIT FACILITIES

Debt and finance leases and related maturities and interest rates were as follows at December 31, 2025 and 2024:

(in millions)	Type	Maturity	Weighted-Average Effective Interest Rate	As of December 31, 2025 Carrying Value	As of December 31, 2024 Carrying Value
Current portion:					
	RED-Rochester, LLC		11.47%	$ 1	$ 1
				1	1
Non-current portion:					
	Term Loans	2028	14.75%	198	455
	RED-Rochester, LLC	2033	11.47%	9	10
	Finance Leases	Various	Various	1	1
				208	466
				$ 209	$ 467

Annual maturities of debt and finance leases outstanding at December 31, 2025 were as follows:

(in millions)	Carrying Value	Maturity Value
2026	2	2
2027	2	2
2028	199	201
2029	1	1
2030	1	1
2031 and thereafter	4	5
Total	$ 209	$ 212

Term Loan Credit Agreement

On February 26, 2021, the Company and certain of its subsidiaries (the "Subsidiary Guarantors") entered into a Credit Agreement (the "Original Term Loan Credit Agreement") with certain funds affiliated with Kennedy Lewis Investment Management LLC ("KLIM") as lenders (the "Original Term Loan Lenders") and Alter Domus (US) LLC, as administrative agent (the "Term Loan Agent"). Pursuant to the Original Term Loan Credit Agreement, the Original Term Loan Lenders provided the Company with (i) an initial term loan in the amount of $225 million, which was drawn in full on the same date, and (ii) a commitment to provide delayed draw term loans in an aggregate principal amount of up to $50 million on or before February 26, 2023 (collectively, the "Original Term Loans"). The delayed draw term loans were drawn in full on June 15, 2022. The maturity date of the Original Term Loans was February 26, 2026, and the Original Term Loans were non-amortizing.

On June 30, 2023, the Company and the Subsidiary Guarantors entered into an amendment (the "Term Loan Amendment") to the Original Term Loan Credit Agreement (the Original Term Loan Credit Agreement, as amended and restated by the Term Loan Amendment, the "Amended and Restated Term Loan Credit Agreement"), with certain funds affiliated with KLIM as lenders (the "Term Loan Lenders") and the Term Loan Agent. Subject to the terms and conditions of the Term Loan Amendment, the Term Loan Lenders provided the Company with a commitment to provide term loans in an aggregate principal amount of $450 million (the "Term Loans").

On July 21, 2023, the Amended and Restated Term Loan Credit Agreement became effective and the Company completed its borrowing of the Term Loans. The Company received net proceeds of $435 million from the Term Loans which were used to (i) refinance the obligations under the Original Term Loan Credit Agreement, (ii) repay in full and terminate the commitments under the Company's asset-based revolving credit facility made available pursuant to the 2023 Amended ABL Credit Agreement as defined below, (iii) repay in full the Company's outstanding 5.0% unsecured convertible promissory notes due May 28, 2026 (the "Convertible Notes") held by the Original Term Loan Lenders, (iv) pay certain fees and expenses related to the foregoing and the Amended and Restated L/C Facility Agreement (defined below), (v) provide cash collateral in respect of the Amended and Restated L/C Facility Agreement, as described below, or other collateral obligations, and (vi) for general corporate purposes and working capital needs of the Company and its subsidiaries (a net amount of $29 million).

The Term Loan Amendment also amended and restated the Original Term Loan Credit Agreement to, among other things, (i) extend the maturity date to the earlier of August 15, 2028 or the date that is 91 days prior to the maturity date or mandatory redemption date of any of the Company's then-outstanding Series B Preferred Stock or Series C Preferred Stock ("Convertible Securities") or any extensions or refinancings of any of the foregoing, (ii) make certain other changes to the terms of the Original Term Loan Credit Agreement and (iii) make certain other changes to the terms of the Guarantee and Collateral Agreement, dated as of February 26, 2021, among the Company, the Subsidiary Guarantors and the Term Loan Agent.

The Term Loans bear interest at a rate of 12.5% per annum of which, except as otherwise provided in the May 2025 Term Loan Credit Agreement Amendment (defined below), 7.5% per annum is payable in cash and 5.0% per annum is payable "in-kind" ("PIK") or in cash at the Company's option. Obligations under the Amended and Restated Term Loan Credit Agreement are secured by a first priority lien on substantially all assets of the Company and the Subsidiary Guarantors (subject to certain exceptions) not constituting L/C Cash Collateral, as defined below (collectively, the "Term Loan Priority Collateral"), and a second priority lien on the L/C Cash Collateral. The aggregate carrying value of the Term Loan Priority Collateral and L/C Cash Collateral as of December 31, 2025 was $3.6 billion.

The Amended and Restated Term Loan Credit Agreement continues to limit, among other things, the ability of the Company and its Restricted Subsidiaries (as defined in the Amended and Restated Term Loan Credit Agreement) to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) make restricted payments and (v) make investments. The Amended and Restated Term Loan Credit Agreement contains customary affirmative covenants, including delivery of certain of the Company's financial statements, and customary event of default provisions, including a cross-default provision that would give rise to an event of default if there is a default under or acceleration of "Material Indebtedness" other than intercompany indebtedness. Material Indebtedness includes obligations having a principal amount of at least $20 million (increasing to $25 million if the Term Loans are paid down to $200 million, which is referred to as the "Deleveraging Milestone Date"). The Amended and Restated Term Loan Credit Agreement does not include a financial maintenance covenant or any subjective acceleration clauses.

On an annual basis, the Company is obligated to prepay, within 10 business days following the filing of annual Form 10-K, outstanding Term Loans in an amount equal to Excess Cash Flow ("ECF") as defined in the Amended and Restated Term Loan Credit Agreement provided no such prepayment is required if such prepayment would cause U.S. liquidity to be less than $60 million, or $85 million after the Deleveraging Milestone Date. For the year ended December 31, 2025, ECF was a negative amount. In addition to customary prepayment covenants, the Company is also required to use the Net Proceeds from the monetization of Target Non-Core Assets as such terms are defined in the Amended and Restated Term Loan Credit Agreement to make prepayments subject to certain exceptions. During the first quarter of 2024, the Company prepaid $17 million of the Term Loans with Net Proceeds from the sale of Target Non-Core Assets. During the fourth quarter of 2025, the Company prepaid $303 million of the Term Loans with cash proceeds from the Kodak Retirement Income Plan ("KRIP") reversion and settlement process.

On February 26, 2025, the Company and the Subsidiary Guarantors entered into the First amendment to the Amended and Restated Term Loan Credit Agreement (the "February 2025 Term Loan Credit Agreement Amendment") with the Term Loan Lenders and the Term Loan Agent to modify the maturity date of the Term Loans to be the earlier of August 15, 2028 or the date that is five days prior to the maturity date or mandatory redemption date of any of the Company's then-outstanding Convertible Securities or any extensions or refinancings of any of the foregoing (May 23, 2026), instead of the earlier of August 15, 2028 or the date that is ninetyone days prior to the maturity date or mandatory redemption date of any of the Company's then-outstanding Convertible Securities or any extensions or refinancings of any of the foregoing (February 26, 2026).

On May 7, 2025, the Company and the Subsidiary Guarantors entered into the Second Amendment to the Amended and Restated Term Loan Credit Agreement (the "May 2025 Term Loan Credit Agreement Amendment"). The May 2025 Term Loan Credit Agreement Amendment provides the Company the option to pay the Cash Interest Payment entirely in PIK for the next six quarterly interest payments. In addition, the May 2025 Term Loan Credit Agreement Amendment revised the mandatory prepayment provisions under the Amended and Restated Term Loan Credit Agreement requiring Kodak to use 100% of the net cash proceeds from certain transactions to prepay Term Loans until the amount of the Term Loans is reduced to $200 million and, thereafter, to use 50% of the net cash proceeds to prepay Term Loans until the amount of the Term Loans is reduced to $100 million, in each case plus a 1% prepayment fee. The Company elected to pay the Cash Interest Payment for the second and third quarters of 2025 entirely in PIK.

On November 4, 2025, the Company and the Subsidiary Guarantors entered into the Third Amendment to the Amended and Restated Credit Agreement (the "November 2025 Term Loan Credit Agreement Amendment") with the Term Loan Lenders and the Term Loan Agent. The November 2025 Term Loan Credit Agreement Amendment (i) modified the maturity date of the Term Loans to be August 15, 2028, (ii) eliminated the mandatory prepayment obligation requiring Kodak to use 50% of the net cash proceeds from certain transactions to prepay Term Loans below $200 million, (iii) provided the Company the option to prepay the Term Loans after May 15, 2026 with cash proceeds from certain transactions plus a 4% prepayment fee, (iv) removed limitations on restricted payments on the repurchase or redemption of the Series B Preferred Stock subject to certain restrictions and (v) removed the requirement to include reversion proceeds not used to prepay Term Loans in the calculation of Excess Cash Flow as defined in the Amended and Restated Term Loan Credit Agreement.

On March 11, 2026, the Company and the Subsidiary Guarantors entered into the Fourth Amendment to the Amended and Restated Credit Agreement with the Term Loan Lenders and the Term Loan Agent. Refer to Note 29, "Subsequent Events" for additional information.

Loss on Early Extinguishment of Debt - Original Term Loans

The Company used $316 million of the net proceeds received from the Term Loans, which represented the aggregate principal amount of the Original Term Loans plus accrued PIK and prepayment premium, to refinance the Company's obligations under the Original Term Loan Credit Agreement. In addition, the Company used $2 million of the net proceeds to pay accrued and unpaid cash interest. The carrying value of the Original Term Loans as of July 21, 2023 was approximately $293 million. The Company recorded a loss on early extinguishment of debt of approximately $23 million during the third quarter of 2023.

Loss on Early Extinguishment of Debt - Amended and Restated Term Loans

On November 28, 2025, the Company used $312 million of cash proceeds received from the KRIP reversion to prepay a portion of the outstanding principal plus accrued interest and a prepayment premium. The Company prepaid $303 million of the Term Loans, which represented the principal amount of the Term Loans required to reduce the outstanding balance to $200 million, paid $6 million in accrued uncapitalized interest and a prepayment premium of $3 million. The Company recorded a loss on early extinguishment of debt of approximately $7 million during the fourth quarter of 2025.

Board Rights Agreement

On June 30, 2023, in connection with the execution of the Term Loan Amendment, the Company entered into an amendment (the "Board Rights Agreement Amendment") to the letter agreement with KLIM, dated February 26, 2021 (the "Original Board Rights Agreement"). Pursuant to the Board Rights Agreement Amendment, KLIM's right to nominate one individual for election as a member of the Company's board of directors will last until the date on which KLIM ceases to hold at least $200 million of the original principal amount of Term Loans. The individual nominated pursuant to the Original Board Rights Agreement was appointed to the Company's Board of Directors on April 1, 2021 and has been elected to serve one-year terms at each of the annual meetings since May 19, 2021.

Securities Purchase Agreement

On February 26, 2021, the Company and the Term Loan Lenders (the "Buyers"), entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which the Company sold to the Buyers (i) an aggregate of 1,000,000 shares (the "Purchased Shares") of the Company's common stock, par value $0.01 per share ("Common Stock") for a purchase price of $10.00 in cash per share for an aggregate purchase price of $10 million and (ii) $25 million aggregate principal amount of the newly issued

Convertible Notes in a private placement transaction. The issuance and sale of the Purchased Shares and Convertible Notes were consummated on February 26, 2021.

Convertible Notes

The Convertible Notes bore interest at a rate of 5.0% per annum, which was payable in cash on the maturity date and in additional shares of Common Stock on any conversion date. The payment of interest only at the maturity date has the same effect as delivering additional debt instruments to the holders of the Convertible Notes and therefore is considered PIK. Therefore, PIK was being added to the carrying value of the debt through the term and interest expense was recorded using the effective interest method. The maturity date of the Convertible Notes was May 28, 2026.

Embedded Derivatives

The Convertible Notes were considered more akin to a debt-type instrument and the economic characteristics and risks of the embedded conversion features were not considered clearly and closely related to the Convertible Notes. Kodak allocated $12 million of the net proceeds received to a derivative liability based on the aggregate fair value of the embedded features on the date of issuance which reduced the net carrying value of the Convertible Notes. The derivative was being accounted for at fair value with subsequent changes in the fair value being reported as part of Other charges (income), net in the Consolidated Statement of Operations. The fair value of the Convertible Notes embedded derivative at July 21, 2023, when the Convertible Notes were repaid, was a liability of $5 million.

Loss on Early Extinguishment of Debt - Convertible Notes

The carrying value, including the fair value of the embedded derivative liability, of the Convertible Notes at July 21, 2023 was approximately $24 million. The Company used $28 million of the net proceeds received from the Term Loans to repay in full the aggregate principal amount of the Convertible Notes plus accrued PIK interest. The Company recorded a loss on early extinguishment of debt of approximately $4 million during the third quarter of 2023.

Securities Registration Rights Agreement

On February 26, 2021, the Company and the Buyers entered into a Registration Rights Agreement (the "Securities Registration Rights Agreement") providing the Buyers with registration rights in respect of the Purchased Shares and the Common Stock issuable upon conversion of the Convertible Notes. The Securities Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations; however, the Securities Registration Rights Agreement does not obligate the Company to facilitate an underwritten offering of the registered Common Stock by the Buyers.

Letter of Credit Facility Agreement

On February 26, 2021, the Company and the Subsidiary Guarantors entered into a Letter of Credit Facility Agreement (the "L/C Facility Agreement") among the Company, the Subsidiary Guarantors, the lenders party thereto (the "L/C Lenders"), Bank of America, N.A., as agent, and Bank of America, N.A., as issuing bank. Pursuant to the L/C Facility Agreement, the L/C Lenders committed to issue letters of credit on the Company's behalf in an aggregate amount of up to $50 million, provided that the Company posts cash collateral in an amount greater than or equal to 103% of the aggregate amount of letters of credit issued and outstanding at any given time (the "L/C Cash Collateral").

On March 14, 2023, the Company entered into an amendment to the L/C Facility Agreement (the "2023 Amended L/C Facility Agreement") to, among other things: (i) extend the maturity date of the L/C Facility Agreement from February 26, 2024 to the earliest of June 12, 2024, the termination of the 2023 Amended ABL Credit Agreement, as applicable, or the date that is 91 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's Term Loans, Convertible Notes, Series B Preferred Stock, Series C Preferred Stock or any refinancing of any of the foregoing and (ii) require the Company to maintain daily Minimum Liquidity of $50 million, subject to certain cure rights, and to maintaining a quarterly Minimum Liquidity of $80 million. Each of the capitalized but undefined terms used in the context of describing the 2023 Amended L/C Facility Agreement has the meaning ascribed to such term in the 2023 Amended L/C Facility Agreement.

The 2023 Amended L/C Facility Agreement required the Company to maintain Excess Availability above the greater of 12.5% of lender commitments or $11.25 million. If Excess Availability fell below the greater of 12.5% of lender commitments or $11.25 million, a Fixed Charge Coverage Ratio Trigger Event would have occurred under the 2023 Amended L/C Facility Agreement. During any Fixed Charge Coverage Ratio Trigger Event, the Company would have been required to maintain a Fixed Charge Coverage Ratio of greater than or equal to 1.0 to 1.0. Since Excess Availability was greater than 12.5% of lender commitments or $11.25 million throughout the term of the 2023 Amended L/C Facility Agreement, Kodak was not required to have a minimum Fixed Charge Coverage Ratio of greater than or equal to 1.0 to 1.0.

On June 30, 2023, the Company and the Subsidiary Guarantors entered into an amendment (the "June 2023 L/C Facility Amendment") to the 2023 Amended L/C Facility Agreement (as amended and restated by the June 2023 L/C Facility Amendment, the "Amended and Restated L/C Facility Agreement"), with Bank of America, N.A., as L/C Lender, L/C Agent and Issuing Bank. The June 2023 L/C Facility Amendment became effective on July 21, 2023.

Under the terms and conditions of the June 2023 L/C Facility Amendment, the L/C Lender increased the commitment to issue letters of credit on the Company's behalf from an aggregate amount of up to $50 million, to an aggregate amount of up to $100 million (the "L/C Facility Commitments"), until August 30, 2023; provided that, at all times, the Company posted cash collateral in an amount greater than or equal to 104% of the aggregate amount of letters of credit issued and outstanding at any given time (the "L/C Cash Collateral").

Upon the termination of the 2023 Amended ABL Credit Agreement on July 21, 2023, the letters of credit totaling $58 million issued under the 2023 Amended ABL Credit Agreement were transferred to the Amended and Restated L/C Facility Agreement. The Company used $59 million of the net proceeds from the Term Loans to cash collateralize the letters of credit transferred to the L/C Facility. In August 2023, the Company used $68 million of the funds in the L/C Cash Collateral account to cash collateralize the Company's undiscounted actuarial workers' compensation obligations directly with the NYS WCB, reducing the issued letters of credit to $31 million, and elected to reduce the L/C Facility Commitments to $50 million effective August 15, 2023.

The June 2023 L/C Facility Amendment also amended and restated the 2023 Amended L/C Facility Agreement to, among other things, (i) extended the maturity date to the earliest of (x) the fifth anniversary of the Restatement Date (as defined therein), (y) the date that is 90 days prior to the maturity of the Amended and Restated Term Loan Credit Agreement, as such date may be extended pursuant to the terms thereof (or the maturity date of any refinancing thereof), or (z) the date that is 90 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's then-outstanding Convertible Securities or any refinancings of any of the foregoing, (ii) eliminated the existing cash maintenance requirements, and (iii) made certain other changes to the terms of the 2023 Amended L/C Facility Agreement.

Approximately $24 million and $27 million letters of credit were issued under the Amended and Restated L/C Facility Agreement as of December 31, 2025 and 2024, respectively. The balance on deposit in the L/C Cash Collateral account as of December 31, 2025 and 2024 was approximately $25 million and $29 million, respectively.

The Company's obligations under the Amended and Restated L/C Facility Agreement are guaranteed by the Subsidiary Guarantors and are secured by (i) a first priority lien on the L/C Cash Collateral and (ii) a second priority lien on certain Term Loan Priority Collateral of the Company and U.S. subsidiary guarantors.

The Amended and Restated L/C Facility Agreement contains certain affirmative and negative covenants similar to the affirmative and negative covenants contained in the Amended and Restated Term Loan Credit Agreement. The Amended and Restated L/C Facility Agreement does not include a minimum liquidity or financial maintenance covenant.

The Company will pay an unused line fee of 37.5-50 basis points per annum, depending on whether the unused portion of the maximum commitments is less than or equal to 50% or greater than 50% of such commitments, respectively. The Company will pay a letter of credit fee of 3.75% per annum on issued and outstanding letters of credit, in addition to a fronting fee of 25 basis points on such letters of credit. Amounts drawn under any letter of credit will be reimbursed from the L/C Cash Collateral. If not so reimbursed, and not otherwise repaid by the Company to the L/C Lender, such amounts will accrue interest, to be paid monthly, at a floating Base Rate (as defined in the Amended and Restated L/C Facility Agreement) plus 2.75% per annum until repaid.

On February 26, 2025, the Company and the Subsidiary Guarantors entered into an amendment to the Amended and Restated L/C Facility Agreement (the "2025 L/C Facility Agreement Amendment") with the L/C Lenders and Bank of America, N.A. to modify the maturity date of the facility to the earliest of (x) the fifth anniversary of the Restatement Date, (y) May 11, 2026, the date that is 10 days prior to the maturity of the Amended and Restated Term Loan Credit Agreement, as such date may be extended pursuant to the terms thereof, or (z) May 11, 2026, the date that is 15 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's then-outstanding Convertible Securities. Upon a Permitted Refinancing (as defined therein) of any of the foregoing, the springing maturity date will be 30 days prior to the maturity date or redemption date of the refinancing.

On November 4, 2025, the Company and the Subsidiary Guarantors entered into Amendment No. 4 to the Letter of Credit Facility Agreement (the "November 2025 L/C Facility Amendment") with the L/C Lenders and Bank of America, N.A. The November 2025 L/C Facility Amendment (i) modified the maturity date of the facility to be May 17, 2028, the date that is 90 days prior to the maturity date of the Term Loans, and (ii) removed limitations on restricted payments on the repurchase or redemption of the Series B Preferred Stock subject to certain restrictions.

RED-Rochester, LLC

In January 2019 Kodak entered into a series of agreements with RED-Rochester, LLC ("RED"), which provides utilities to EBP. Kodak received a payment of $14 million from RED. Kodak is required to pay a minimum annual payment to RED of approximately $2 million regardless of utility usage. Kodak is accounting for the $14 million payment from RED as debt. The minimum payments required under the agreement from Kodak to RED are reported as a reduction of the debt and interest expense using the effective interest method. The debt payments to RED continue until August 2033.

NOTE 10: REDEEMABLE, CONVERTIBLE PREFERRED STOCK

Redeemable convertible preferred stock was as follows:

	As of December 31,			
(in millions)	**2025**		**2024**	
Series B preferred stock	$	99	$	98
Series C preferred stock		—		120
Total	$	99	$	218

Series B Preferred Stock

Repurchase and Exchange Agreement

On February 26, 2021 the Company entered into a Series A Preferred Stock Repurchase and Exchange Agreement (the "Repurchase and Exchange Agreement") with Southeastern Asset Management, Inc. ("Southeastern"), Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust, which are investment funds managed by Southeastern (such investment funds, collectively, the "Purchasers"). The Company repurchased one million shares of its Series A Preferred Stock under the terms of the Repurchase and Exchange Agreement for $100,641,667, representing the liquidation value of such Series A Preferred Stock plus accrued and unpaid dividends. In addition, the Company and the Purchasers agreed to exchange the remaining one million shares of the Company's Series A Preferred Stock held by the Purchasers for shares of the Company's newly created 4.0% Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock") on a one-for-one basis plus accrued and unpaid dividends of $641,667. The exchange of shares of Series A Preferred Stock for shares of Series B Preferred Stock was a noncash financing activity. The fair value of the Series B Preferred Stock at the time of issuance was approximately $95 million. The Company has classified the Series B Preferred Stock as temporary equity in the Consolidated Statement of Financial Position.

Dividend and Other Rights

On February 25, 2021, the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (the "Series B Certificate of Designations") which established the designation, number of shares, rights, preferences and limitations of the Series B Preferred Stock which became effective upon filing. The Series B Preferred Stock ranks senior to the Common Stock and pari passu with the Series C Preferred Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Series B Preferred Stock has a liquidation preference of $100 per share, and the holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 4.0% per annum. Until the second quarter of 2025, all dividends owed on the Series B Preferred Stock were declared and paid when due. No quarterly cash dividends were declared in the second, third and fourth quarters of 2025. If dividends on any Series B Preferred Stock are in arrears for six or more consecutive or non-consecutive dividend periods, the holders of the Series B Preferred Stock will be entitled to nominate one director at the next annual shareholder meeting and all subsequent shareholder meetings until all accumulated dividends on such Series B Preferred Stock have been paid or set aside. Holders of Series B Preferred Stock will have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company.

Conversion Features

Each share of Series B Preferred Stock is convertible, at the option of each holder at any time, into shares of Common Stock at the initial conversion rate of 9.5238 shares of Common Stock for each share of Series B Preferred Stock (equivalent to an initial conversion price of $10.50 per share of Common Stock). The initial conversion rate and the corresponding conversion price are subject to certain customary anti-dilution adjustments. If a holder elects to convert any shares of Series B Preferred Stock during a specified period in connection with a fundamental change (as defined in the Series B Certificate of Designations), such holder can elect to have the conversion rate adjusted and can elect to receive a cash payment in lieu of shares for a portion of the shares. Such holder will also be entitled to a payment in respect of accumulated dividends. In addition, the Company will have the right to require holders to convert any shares of Series B Preferred Stock in connection with certain reorganization events in which case the conversion rate will be adjusted, subject to certain limitations.

The Company has the right to cause the mandatory conversion of the Series B Preferred Stock into shares of Common Stock if the closing price of the Common Stock has equaled or exceeded $14.50 (subject to adjustment in the same manner as the conversion price) for 45 trading days within a period of 60 consecutive trading days subject to the Beneficial Ownership Limitation discussed below.

Embedded Conversion Features

The Company concluded that the Series B Preferred Stock was more akin to a debt-type instrument and that the economic characteristics and risks of the conversion option upon a fundamental change by the holder was not considered clearly and closely related to the Series B Preferred Stock. Accordingly, this embedded conversion feature was bifurcated from the Series B Preferred Stock and is being separately accounted for as a derivative. The Company allocated $1 million to the derivative liability based on the aggregate fair value of the embedded conversion feature on the date of issuance which reduced the original carrying value of the Series B Preferred Stock.

The conversion option upon a fundamental change embedded derivative value at issuance was calculated as the difference between the total value of the Series B Preferred Stock and the sum of the net present value of the cash flows if the Series B Preferred Stock is redeemed on its redemption date and the values of other embedded derivatives. Other than events which alter the likelihood of a fundamental change, the value of the conversion option upon a fundamental change embedded derivative reflects the value as of the issuance date, amortized for the passage of time. The derivative amortization is reported in Other charges (income), net in the Consolidated Statement of Operations.

The carrying value of the Series B Preferred Stock embedded derivative as of both December 31, 2025 and 2024 was a liability of less than $1 million and is included in Other current liabilities at December 31, 2025 and in Other long-term liabilities at December 31, 2024 in the accompanying Consolidated Statement of Financial Position.

The carrying value of the Series B Preferred Stock at the time of issuance, $93 million ($95 million fair value of Series B Preferred Stock on February 26, 2021 less $1 million allocated to the derivative liability and $1 million of transaction costs) is being accreted to the mandatory redemption amount using the effective interest method to Additional paid in capital in the Consolidated Statement of Financial Position as a deemed dividend from the date of issuance through the mandatory redemption date, May 28, 2026.

Redemption Features

If any shares of Series B Preferred Stock have not been converted prior to May 28, 2026 (the "Redemption Date"), the Company is required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends. As the Company concluded that the Series B Preferred Stock is considered more akin to a debt-type instrument, the redemption feature is considered to be clearly and closely related to the host contract and therefore was not required to be separated from the Series B Preferred Stock.

Series B Registration Rights Agreement

On November 15, 2016, the Company and the Purchasers entered into a Registration Rights Agreement (the "Series A Registration Rights Agreement") which provided the Purchasers with customary registration rights in respect of the shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock held by the Purchasers. The Series A Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations. The Repurchase and Exchange Agreement extended the registration rights provided under the Series A Registration Rights Agreement to shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

Series B Preferred Stock Purchase

On December 5, 2025, certain funds affiliated with Kennedy Lewis (such funds, collectively, the "KL Funds") purchased all of the outstanding shares of Series B Preferred Stock from the Purchasers in a privately negotiated transaction. As part of this transaction, the Company entered into a separate agreement with the KL Funds that each party will not have the right to effect any conversion of shares of Preferred Stock held by the KL Funds if after giving effect to such conversion, the KL Funds together with its affiliates and any members, would beneficially own in excess of 4.99% of the number of shares of common stock then outstanding (the "Beneficial Ownership Limitation"). The KL Funds, upon not less than 61-days' prior written notice to the Company, may increase or decrease such Beneficial Ownership Limitation. While the agreement entered into by both parties represents a modification of the conversion rights under the Repurchase and Exchange Agreement, no incremental value was provided to the current holders of the Series B Preferred Stock.

On March 11, 2026, the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company which amended certain terms of the Series B Preferred Stock. Refer to Note 29, "Subsequent Events" for additional information.

Series C Preferred Stock

Purchase Agreement

On February 26, 2021, the Company and GO EK Ventures IV, LLC (the "Investor") entered into a Series C Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company agreed to sell to the Investor, and the Investor agreed to purchase from the Company, an aggregate of 1,000,000 shares of the Company's newly created 5.0% Series C Convertible Preferred Stock, no par value per share (the "Series C Preferred Stock"), for a purchase price of $100 per share, representing $100 million of gross proceeds to the Company. The initial issuance and sale of 750,000 shares ($75 million gross proceeds) closed on February 26, 2021. The final issuance and sale of the remaining 250,000 shares ($25 million gross proceeds) closed on March 30, 2021 after expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The Investor was a fund managed by Grand Oaks Capital. The Company used the proceeds from the sale of the Series C Preferred Stock for general corporate purposes including the funding of growth initiatives. The Company classified the Series C Preferred Stock as temporary equity in the Consolidated Statement of Financial Position.

Dividend and Other Rights

On February 25, 2021, the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (the "Series C Certificate of Designations") which established the designation, number of shares, rights, preferences and limitations of the Series C Preferred Stock and became effective upon filing. The Series C Preferred Stock ranked senior to the Common Stock and pari passu with the Series B Preferred Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Series C Preferred Stock had an initial liquidation preference of $100 per share, and holders of Series C Preferred Stock were entitled to cumulative dividends payable quarterly "in-kind" in the form of additional shares of Series C Preferred Stock at a rate of 5.0% per annum. If dividends on the Series C Preferred Stock had not been declared and paid for any given fiscal quarter, the liquidation preference was automatically increased by the amount of such unpaid dividends. Holders of the Series C Preferred Stock were also entitled to participate in any dividends paid on the Common Stock (other than stock dividends) on an as-converted basis, with such dividends on any shares of the Series C Preferred Stock being payable upon conversion of such shares of Series C Preferred Stock to Common Stock. Dividends owed on the Series C Preferred Stock had been declared and additional Series C shares had been issued when due.

Holders of Series C Preferred Stock were entitled to vote together with the holders of the Common Stock as a single class, in each case, on an as-converted basis, except where a separate class vote is required by law. Holders of Series C Preferred Stock had certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company.

Pursuant to the Purchase Agreement, the Investor had the right to nominate one director at each annual or special meeting of the Company's shareholders ("Designee") until the earlier of the third anniversary of the execution of the Purchase Agreement and such time as the Investor and its Affiliates (as defined in the Purchase Agreement) did not hold at least a majority of the Series C Preferred Stock purchased under the Purchase Agreement. The Designee was elected to serve one-year terms at each of the annual meetings since May 19, 2021. In the third quarter of 2023 the Designee resigned and a successor Designee nominated by the Investor was appointed by the Company's Board of Directors to fill the vacancy.

Conversion Features

Each share of Series C Preferred Stock was convertible, at the option of each holder at any time, into shares of Common Stock at the initial conversion price of $10 per share of Common Stock. The initial conversion price and the corresponding conversion rate were subject to certain customary anti-dilution adjustments and to proportional increase in the event the liquidation preference of the Series C Preferred Stock was automatically increased as described above. If a holder elected to convert any shares of Series C Preferred Stock during a specified period in connection with a fundamental change (as defined in the Series C Certificate of Designations), such holder could have elected to have the conversion rate adjusted and could have elected to receive a cash payment in lieu of shares for a portion of the shares of Common Stock. Such holder would have also been entitled to a payment in respect of accumulated dividends and a payment based on the present value of all required remaining dividend payments through May 28, 2026, the mandatory redemption date. Such additional payments would have been payable at the Company's option in cash or in additional shares of Common Stock. In addition, the Company had the right to require holders to convert any shares of Series C Preferred Stock in connection with certain reorganization events in which case the conversion rate would have been adjusted, subject to certain limitations.

The Company had the right to cause the mandatory conversion of the Series C Preferred Stock into shares of Common Stock (i) at any time after February 26, 2023 if the closing price of the Common Stock has equaled or exceeded 200% of the then-effective conversion price for 45 trading days within a period of 60 consecutive trading days, or (ii) at any time after February 26, 2024 if the closing price of the Common Stock has equaled or exceeded 150% of the then-effective conversion price for 45 trading days within a period of 60 consecutive trading days.

Embedded Conversion Features

The Company concluded that the Series C Preferred Stock was more akin to a debt-type instrument and that the economic characteristics and risks of the conversion option upon a fundamental change by the holder was not considered clearly and closely related to the Series C Preferred Stock. Accordingly, this embedded conversion feature was bifurcated from the Series C Preferred Stock and separately accounted for as a derivative. The Company allocated $2 million of the net proceeds received to the derivative liability based on the aggregate fair value of the embedded conversion features on the dates of issuance which reduced the original carrying value of the Series C Preferred Stock.

The conversion option upon a fundamental change embedded derivative value at issuance was calculated as the difference between the total value of the Series C Preferred Stock and the sum of the net present value of the cash flows if the Series C Preferred Stock had been redeemed on its redemption date and the values of other embedded derivatives. Other than events which alter the likelihood of a fundamental change, the value of the conversion option upon a fundamental change embedded derivative reflects the value as of the issuance date, amortized for the passage of time. The derivative amortization had been reported in Other charges (income), net in the Consolidated Statement of Operations. At the time of the Series C Preferred Stock Exchange, (as defined below), the remaining liability of less than $1 million was written off.

The carrying value of the Series C Preferred Stock embedded derivative both at the time of the Series C Preferred Stock Exchange and as of December 31, 2024, was a liability of less than $1 million and was included in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The carrying value of the Series C Preferred Stock at the time of issuance, $97 million ($100 million aggregate gross proceeds less $2 million allocated to the derivative liability and $1 million in transaction costs) was being accreted to the mandatory redemption amount using the effective interest method to Additional paid in capital in the Consolidated Statement of Financial Position as a deemed dividend from the date of issuance through the mandatory redemption date, May 28, 2026.

Redemption Features

If any shares of Series C Preferred Stock had not been converted prior to the Redemption Date, the Company was required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends thereon; provided that the holders of the Series C Preferred Stock had the right to extend such redemption date by up to two years. As the Company concluded that the Series C Preferred Stock was more akin to a debt-type instrument, the redemption feature was considered to be clearly and closely related to the host contract and therefore was not required to be separated from the Series C Preferred Stock.

Series C Registration Rights Agreement

On February 26, 2021, the Company and the Investor entered into a Registration Rights Agreement (the "Series C Registration Rights Agreement") which provides the Investor with customary registration rights in respect of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock. The Series C Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations.

Series C Preferred Stock Exchange

On August 8, 2025, the Company and the Investor entered into a Series C Preferred Stock Exchange Agreement (the "Series C Exchange Agreement") pursuant to which the Investor agreed to exchange (the "Series C Preferred Stock Exchange") 1,241,871 shares of the Company's Series C Preferred Stock held by the Investor (such shares, the "Series C Exchange Shares"), which represented all of the outstanding shares of the Company's Series C Preferred Stock, for a number of shares of the Company's common stock equal to the aggregate liquidation preference of the Series C Exchange Shares of $124,187,100 plus any accrued and unpaid dividends thereon, at an exchange rate of $8.25 per share.

The Series C Preferred Stock Exchange was consummated on August 8, 2025 (the "Exchange Date"), in connection with which the Company issued 15,103,163 shares of Common Stock to the Investor in exchange for the Series C Exchange Shares and the accrued and unpaid dividends thereon in accordance with the terms of the Series C Exchange Agreement. The carrying value of the Series C Preferred Stock as of the Exchange Date approximated $123 million. The fair value of the common stock issued approximated $106 million, which exceeded the fair value of common stock issuable pursuant to the conversion terms of the Purchase Agreement by

$19 million. This amount was recorded as a deemed dividend to Additional paid in capital in the Consolidated Statement of Financial Position. Following the completion of the exchange, the Company's obligations with respect to the Series C Preferred Stock were fully discharged.

As a result of the Series C Preferred Stock Exchange the Investor's voting power increased from 12.9% as of December 31, 2024 to 15.7% following the Series C Preferred Stock Exchange. In addition, in connection with the Series C Preferred Stock Exchange the Investor was granted the right to nominate one member for election to the Company's Board for so long as it holds at least 10% of the outstanding shares of common stock of the Company. In connection with the Series C Preferred Stock Exchange, the Company entered into an Amended and Restated Registration Rights Agreement that provides customary registration rights with respect to the shares of common stock issued in the Series C Preferred Stock Exchange.

NOTE 11: LEASES

Kodak as lessee

The table below presents the lease-related assets and liabilities on the Consolidated Statement of Financial Position:

(in millions)	Classification in the Consolidated Statement of Financial Position	December 31, 2025	December 31, 2024
Assets			
Operating lease assets	Operating lease right-of-use assets	$ 37	$ 27
Finance lease assets	Property, plant and equipment, net	1	1
Total lease assets		$ 38	$ 28
Liabilities			
Current			
Operating lease liabilities	Current portion of operating leases	$ 11	$ 11
Noncurrent			
Operating lease liabilities	Operating leases, net of current portion	30	21
Finance lease liabilities	Long-term debt, net of current portion	1	1
Total lease liabilities		$ 42	$ 33

Lease Costs

The table below presents certain information related to the lease expense for finance and operating leases. Lease expense is presented gross of sublease income. See "Kodak as Lessor" section below for income from subleases.

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Finance lease expense			
Amortization of leased assets	$ 1	$ 1	$ 1
Operating lease expense	16	16	16
Variable lease expense [1]	7	7	7
Total lease expense	$ 24	$ 24	$ 24

[1] Variable lease expense is related to real estate leases and primarily includes taxes, insurance and operating costs.

Other Information

The table below presents supplemental information related to leases. Changes in operating lease liabilities and operating lease assets are included in (Decrease) increase in liabilities excluding borrowings and trade payables, and Other items, net, respectively, in the Consolidated Statement of Cash Flows.

	Year Ended December 31,		
(in millions)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for operating leases	$ 17	$ 15	$ 20
Financing cash flow for finance leases	—	1	1
Total	$ 17	$ 16	$ 21
Noncash transaction:			
Right-of-use asset obtained in exchange for new operating lease liabilities	$ 19	$ 7	$ 2
Weighted-average remaining lease term (in years)			
Operating	4	4	5
Finance	3	3	3
Weighted-average discount rate			
Operating	12.81%	13.50%	13.22%
Finance	8.56%	8.42%	6.42%

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for the next five years and thereafter to the finance lease liabilities and operating lease liabilities recorded on the Consolidated Statement of Financial Position.

Undiscounted future cash flows:

(in millions)	Operating Leases	Finance Leases
2026	$ 16	$ 1
2027	14	—
2028	8	—
2029	7	—
2030	5	—
Thereafter	10	—
Total minimum lease payments	60	1
Less: amount of lease payments representing interest	(19)	—
Present value of future minimum lease payments	41	1
Less: current obligations under leases	11	—
Long-term lease obligations	$ 30	$ 1

Kodak as Lessor

Kodak's net investment in sales-type leases as of both December 31, 2025 and 2024 was $3 million. The current portion of the net investment in sales-type leases is included in Other current assets in the Consolidated Statement of Financial Position. The portion of the net investment in sales-type leases due after one year is included in Other long-term assets.

The table below reconciles the undiscounted cash flows to be received to the net investment in sales-type leases recorded in the Consolidated Statement of Financial Position:

(in millions)		
2026	$	1
2027		1
2028 and thereafter		1
Total minimum lease payments		3
Less: unearned interest		—
Net investment in sales-type leases	$	3

Undiscounted cash flows to be received for the next five years and thereafter for operating leases and subleases are:

(in millions)		
2026	$	8
2027		4
2028		4
2029		2
2030		1
Thereafter		16
Total minimum lease payments	$	35

Income recognized on lease arrangements for the years ended December 31, 2025, 2024 and 2023 is presented below:

	Year Ended December 31,					
(in millions)	**2025**		**2024**		**2023**	
Lease income - sales-type leases	$	2	$	2	$	1
Lease income - operating leases		9		9		9
Variable lease income [1]		6		6		5
Total lease income	$	17	$	17	$	15

[1] Variable lease income primarily represents operating costs under real estate leases and incremental variable income based on usage under equipment leases.

Equipment subject to operating leases and the related accumulated depreciation were as follows:

	As of December 31,			
(in millions)	**2025**		**2024**	
Equipment subject to operating leases	$	24	$	24
Accumulated depreciation		(18)		(17)
Equipment subject to operating leases, net	$	6	$	7

Equipment subject to operating leases, net is included in Property, plant and equipment, net in the Consolidated Statement of Financial Position.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Asset Retirement Obligations
Kodak's asset retirement obligations primarily relate to asbestos contained in buildings that Kodak owns. In many of the countries in which Kodak operates, environmental regulations exist that require Kodak to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, Kodak is not required to remove the asbestos from its buildings. Kodak records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. Kodak does not have a liability recorded related to every building that contains asbestos because Kodak cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

The following table provides asset retirement obligation activity:

(in millions)	For the Year Ended December 31,			
	2025		**2024**	
Asset Retirement Obligations at start of period	$	43	$	43
Accretion expense		1		—
Asset Retirement Obligations at end of period	$	44	$	43

Other Commitments and Contingencies

As of December 31, 2025 the Company had outstanding letters of credit of $24 million issued under the Amended and Restated L/C Facility Agreement, as well as bank guarantees and letters of credit of $2 million, surety bonds in the amount of $49 million, and restricted cash of $105 million, primarily related to cash collateral supporting the Company's undiscounted actuarial workers' compensation obligations with the NYS WCB, cash collateral to ensure payment of possible casualty and workers' compensation claims, cash collateral supporting the outstanding letters of credit under the Amended and Restated L/C Facility Agreement, to ensure payment of possible legal contingencies, hedging activities, environmental liabilities, rental payments and to support various customs, tax and trade activities. The restricted cash is recorded in Other current assets and Restricted cash in the Consolidated Statement of Financial Position.

Kodak's Brazilian operations are involved in various litigation matters in Brazil and have received or been the subject of numerous governmental assessments related to indirect and other taxes in various stages of litigation, as well as civil litigation and disputes associated with former employees and contract labor. The tax matters, which comprise the majority of the litigation matters, are primarily related to federal and state value-added taxes and income taxes. Kodak's Brazilian operations are disputing these matters and intend to vigorously defend its position. Kodak routinely assesses all these matters as to the probability of ultimately incurring a liability in its Brazilian operations and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable. As of December 31, 2025, Kodak's Brazilian Operations maintained accruals of approximately $5 million for claims aggregating approximately $89 million inclusive of interest and penalties where appropriate. The unreserved portion of the indirect taxes, civil litigation and disputes involving former employees and contract labor claims, inclusive of any related interest and penalties, for which there was at least a reasonable possibility that a loss may be incurred, amounted to approximately $6 million.

In connection with assessments in Brazil, local regulations require Kodak's Brazilian operations to post security for a portion of the amounts in dispute. As of December 31, 2025, Kodak's Brazilian operations have posted security composed of $7 million of pledged cash reported within Restricted cash in the Consolidated Statement of Financial Position and liens on certain Brazilian assets with a net book value of approximately $39 million. Generally, any encumbrances on the Brazilian assets would be removed to the extent the matter is resolved in favor of Kodak's Brazilian operations. The matter securing the lien on the non-cash assets was resolved in favor of Kodak's Brazilian operations on March 12, 2024. On September 29, 2025, the Notary Register Office confirmed the cancellation of the lien on Brazilian non-cash assets. Recognition of the enrollment by the Internal Revenue Service is in process and Kodak expects the process to be completed within the next several months.

In addition, Kodak is involved in various lawsuits, claims, investigations, remediations and proceedings, including, from time to time, commercial, customs, employment, environmental, tort and health and safety matters, which are being handled and defended in the ordinary course of business. Kodak is also subject, from time to time, to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of Kodak's products such as the on-going patent infringement claims brought by FUJIFILM Corporation against Eastman Kodak Company (in the US) and its German subsidiaries (in Germany) alleging that certain of Kodak's SONORA process free plates infringe four of its patents in each jurisdiction. These matters are in various stages of investigation and litigation and are being vigorously defended. Based on information currently available, Kodak does not believe that it is probable that the outcomes in these various matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations. Litigation is inherently unpredictable, and judgments could be rendered or settlements entered that could adversely affect Kodak's operating results or cash flows in a particular period. Kodak routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

NOTE 13: GUARANTEES

In accordance with the terms of a settlement agreement concerning certain of the Company's historical environmental liabilities at EBP, in the event the historical liabilities exceed $99 million, the Company will become liable for 50% of the portion above $99 million with no limitation to the maximum potential future payments. There is no liability recorded related to this guarantee.

Indemnifications

Kodak may, in certain instances, indemnify third parties when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Additionally, Kodak indemnifies officers and directors who are, or were, serving at Kodak's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to Kodak's financial position, results of operations or cash flows. Further, the fair value of any right to indemnification granted during the year ended December 31, 2025 was not material to Kodak's financial position, results of operations or cash flows.

Extended Warranty Arrangements

Kodak offers its customers extended warranty arrangements that are generally one year, but may range from three months to six years after the original warranty period. Kodak provides repair services and routine maintenance under these arrangements. Kodak has not separated the extended warranty costs from the routine maintenance service costs, as it is not practicable to do so. Therefore, these costs have been aggregated in the discussion that follows. The change in Kodak's deferred revenue balance in relation to these extended warranty and maintenance arrangements, which is reflected in Other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)		
Deferred revenue on extended warranties as of December 31, 2023	$	17
New extended warranty and maintenance arrangements		69
Recognition of extended warranty and maintenance arrangement revenue		(74)
Deferred revenue on extended warranties as of December 31, 2024		12
New extended warranty and maintenance arrangements		56
Recognition of extended warranty and maintenance arrangement revenue		(54)
Deferred revenue on extended warranties as of December 31, 2025	$	14

Costs incurred under these extended warranty and maintenance arrangements for the years ended December 31, 2025, 2024 and 2023 amounted to $54 million, $59 million and $77 million, respectively.

NOTE 14: FINANCIAL INSTRUMENTS

Kodak, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices and interest rates, which may adversely affect its results of operations and financial position. Kodak manages such exposures, in part, with derivative financial instruments. Foreign currency forward contracts are used to mitigate currency risk related to foreign currency denominated assets and liabilities, as well as forecasted foreign currency denominated intercompany assets.

Kodak's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Kodak does not utilize financial instruments for trading or other speculative purposes.

Kodak's foreign currency forward contracts are not designated as hedges and are marked to market through net (loss) earnings at the same time that the exposed assets and liabilities are re-measured through net (loss) earnings (both in Other charges (income), net in the Consolidated Statement of Operations). The notional amount of such contracts open at December 31, 2025 and 2024 was approximately $224 million and $251 million, respectively. The majority of the contracts of this type held by Kodak at December 31, 2025 and 2024 were denominated in Chinese renminbi, Japanese yen and European euros.

The net effect of foreign currency forward contracts in the results of operations is shown in the following table:

	Year Ended December 31,					
(in millions)		2025		2024		2023
Net (gain) loss from derivatives not designated as hedging instruments	$	(2)	$	13	$	12

Kodak had no derivatives designated as hedging instruments for the years ended December 31, 2025 and 2024. Kodak's derivative counterparties are high-quality investment or commercial banks with significant experience with such instruments. Kodak manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. Kodak has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2025 was not significant to Kodak.

In the event of a default under the Company's credit agreements, or a default under any derivative contract or similar obligation of Kodak, subject to certain minimum thresholds, the derivative counterparties would have the right, although not the obligation, to require immediate settlement of some or all open derivative contracts at their then-current fair value, but with liability positions netted against asset positions with the same counterparty.

Fair Value

Fair values of Kodak's foreign currency forward contracts are determined using observable inputs (Level 2 fair value measurements) and are based on the present value of expected future cash flows (an income approach valuation technique) considering the risks involved and using discount rates appropriate for the duration of the contracts. The gross fair value of foreign currency forward contracts in an asset position are reported in Other current assets and the gross fair value of foreign currency forward contracts in a liability position are reported in Other current liabilities in the Consolidated Statement of Financial Position. The gross fair value of foreign currency forward contracts in an asset position as of December 31, 2025 and 2024 was less than $1 million and $0 million, respectively. The gross fair value of the foreign currency forward contracts in a liability position as of December 31, 2025 and 2024 was less than $1 million and $3 million, respectively.

The fair values of long-term borrowings were $151 million and $436 million at December 31, 2025 and 2024, respectively. Fair values of long-term borrowings (Level 2 fair value measurements) are determined by reference to quoted market prices, if available, or by pricing models based on the value of related cash flows discounted at current market interest rates.

Transfers between levels of the fair value hierarchy are recognized based on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2025.

The carrying values of cash and cash equivalents, restricted cash and the current portion of long-term borrowings approximate their fair values for both December 31, 2025 and 2024.

NOTE 15: REVENUE

Disaggregation of Revenue

The following tables present revenue disaggregated by major product, portfolio summary and geography:

Major product:

	Year Ended December 31, 2025				
(in millions)	Print	Advanced Materials and Chemicals	Brand	Other	Total
Core products and services [1]					
Plates, inks and other consumables	$ 501	$ 26	$ —	$ —	$ 527
Ongoing service arrangements	145	—	—	—	145
Total annuities	646	26	—	—	672
Equipment & Software	69	—	—	—	69
Film and chemicals	—	287	—	—	287
Total core products and services	715	313	—	—	1,028
Growth products [2]	—	3	—	—	3
Other [3]	—	—	23	15	38
Total	$ 715	$ 316	$ 23	$ 15	$ 1,069

(in millions)	Print	Advanced Materials and Chemicals	Brand	Other	Total
Core products and services [1]					
Plates, inks and other consumables	$ 520	$ 27	$ —	$ —	$ 547
Ongoing service arrangements	155	—	—	—	155
Total annuities	675	27	—	—	702
Equipment & Software	62	1	—	—	63
Film and chemicals	—	239	—	—	239
Total core products and services	737	267	—	—	1,004
Growth products [2]	—	4	—	—	4
Other [3]	—	—	20	15	35
Total	$ 737	$ 271	$ 20	$ 15	$ 1,043

(in millions)	Print	Advanced Materials and Chemicals	Brand	Other	Total
Core products and services [1]					
Plates, inks and other consumables	$ 571	$ 26	$ —	$ —	$ 597
Ongoing service arrangements	185	—	—	—	185
Total annuities	756	26	—	—	782
Equipment & Software	72	—	—	—	72
Film and chemicals	—	215	—	—	215
Total core products and services	828	241	—	—	1,069
Growth products [2]	—	14	—	—	14
Other [3]	—	—	17	17	34
Total	$ 828	$ 255	$ 17	$ 17	$ 1,117

[1] Core products and services includes the Print segment and the Motion Picture and Industrial Film and Chemicals businesses within the Advanced Materials and Chemicals segment, excluding coating and product commercialization services ("Coating Services").

[2] Growth products consist of Coating Services, Analytical Services and Advanced Materials and Functional Printing within the Advanced Materials and Chemicals segment.

[3] Other consists of Intellectual Property Licensing ("IP Licensing"), Brand Licensing and EBP.

Geography [1]:

			Year Ended December 31, 2025			
(in millions)		Print	Advanced Materials and Chemicals	Brand	Other	Total
United States	$	233	$ 240	$ 23	$ 15	$ 511
Canada		17	2	—	—	19
North America		250	242	23	15	530
Europe, Middle East and Africa		292	30	—	—	322
Asia Pacific		156	43	—	—	199
Latin America		17	1	—	—	18
Total Sales	$	715	$ 316	$ 23	$ 15	$ 1,069

			Year Ended December 31, 2024			
(in millions)		Print	Advanced Materials and Chemicals	Brand	Other	Total
United States	$	231	$ 214	$ 20	$ 15	$ 480
Canada		15	2	—	—	17
North America		246	216	20	15	497
Europe, Middle East and Africa		312	22	—	—	334
Asia Pacific		161	32	—	—	193
Latin America		18	1	—	—	19
Total Sales	$	737	$ 271	$ 20	$ 15	$ 1,043

			Year Ended December 31, 2023			
(in millions)		Print	Advanced Materials and Chemicals	Brand	Other	Total
United States	$	250	$ 199	$ 17	$ 17	$ 483
Canada		17	2	—	—	19
North America		267	201	17	17	502
Europe, Middle East and Africa		360	20	—	—	380
Asia Pacific		178	33	—	—	211
Latin America		23	1	—	—	24
Total Sales	$	828	$ 255	$ 17	$ 17	$ 1,117

[1] Sales are reported in the geographic area in which they originate. No non-U.S. country generated more than 10% of net sales in the years ended December 31, 2025, 2024 and 2023.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed trade receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the Consolidated Statement of Financial Position. The contract assets are transferred to trade receivables when the rights to consideration become unconditional. The amounts recorded for contract assets are reported in Other current assets in the Consolidated Statement of Financial Position. The contract liabilities primarily relate to brand licensing agreements, prepaid service contracts or upfront payments for certain equipment purchases. The amounts recorded for contract liabilities are reported in Other current liabilities and Other long-term liabilities in the Consolidated Statement of Financial Position. Contract assets and liabilities consisted of the following:

	As of December 31,	
(in millions)	2025	2024
Contract assets	$ 5	$ 5
Contract liabilities - current	42	35
Contract liabilities - long-term	52	57
Total	$ 94	$ 92

Activity in deferred revenue accounts consisted of:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Beginning liabilities recognized in revenue	$ 28	$ 33	$ 33
Cash payments received, net of revenue recognized	$ 32	$ 24	$ 39

NOTE 16: OTHER OPERATING EXPENSE (INCOME) , NET

	Year Ended December 31,		
(in millions)	2025	2024	2023
Gain on sale of assets [1]	$ —	$ (17)	$ —
Long-lived asset impairments [2] [3]	2	4	5
Legal settlements and penalties	2	1	—
Other	—	2	1
Total	$ 4	$ (10)	$ 6

[1] In the first quarter of 2024, Kodak sold certain assets in the U.S. and recognized a gain of $17 million.

[2] In the fourth quarter of 2024, Kodak recorded a long-lived asset impairment charge of $4 million related to the Light Blocking business, within the Advanced Materials and Chemicals segment, as a result of lower forecasted cash flows as the business continues to explore strategic alternatives in order to commercialize this technology. The fair value of Light Blocking was estimated using a discounted cash flow method (Level 3).

[3] In the fourth quarter of 2023, Kodak recorded a long-lived asset impairment charge of $4 million related to the EPS business, within the Print segment, due to the continued impacts of the decision to cease manufacturing of the EPS equipment products. The fair value of EPS was estimated using a discounted cash flow method (Level 3).

NOTE 17: OTHER CHARGES (INCOME), NET

(in millions)	Year Ended December 31,					
		2025		**2024**		**2023**
Excise tax on reversion of assets from KRIP [1]	$	153	$	—	$	—
Return on reversion investment assets		(3)		—		—
Interest income		(10)		(12)		(15)
Change in fair value of embedded conversion features derivative		—		—		2
Loss on foreign exchange transactions		11		9		9
Asset impairments [2]		22		—		—
Other		(2)		—		3
Total	$	171	$	(3)	$	(1)

[1] Kodak paid $153 million in December 2025 to satisfy the 20% excise tax on the remaining surplus from the reversion of assets from KRIP to the Company after capitalization of the Kodak Cash Balance Plan. See Note 20, "Retirement Plans" for additional information on the KRIP reversion.

[2] During 2025, Kodak recorded impairment charges of $22 million related to its investment in Wildcat Discovery Technologies, Inc. ("Wildcat") due to strategic options and alternatives being contemplated by Wildcat and with respect to an observable transaction for a similar investment that occurred in October 2025. The fair value of Kodak's investment in Wildcat was estimated using a probability weighted assessment of the various options being considered under a combination of market and income approaches (Level 3). The carrying value of Kodak's investment in Wildcat as of December 31, 2025 approximated $3 million.

NOTE 18: INCOME TAXES

The components of (loss) earnings from continuing operations before income taxes and the related provision for U.S. and other income taxes were as follows:

(in millions)	Year Ended December 31,					
		2025		**2024**		**2023**
(Loss) earnings from continuing operations before income taxes:						
U.S.	$	(125)	$	70	$	36
Outside the U.S.		13		40		51
Total	$	(112)	$	110	$	87
U.S. income taxes:						
U.S. federal current tax expense	$	1	$	—	$	—
U.S. federal deferred tax expense (benefit)		2		(1)		(1)
U.S. state and local current tax expense		6		—		—
Income taxes outside the U.S.:						
Current tax expense		7		9		12
Deferred tax expense		—		—		1
Total income tax expense	$	16	$	8	$	12

In accordance with the adoption of ASU 2023-09, the differences between income taxes computed using the U.S. federal income tax rate and the provision for income taxes for continuing operations for the year-ended December 31, 2025 were as follows:

(in millions, except percentages)	As of December 31, 2025	
	Amount	Percent
US Federal Statutory Tax Rate	$ (23)	21%
State and Local Income Taxes, Net of Federal Income Tax Effect [1]	5	(4%)
Foreign Tax Effect		
Netherlands		
Nontaxable and nondeductible items, net [2]	2	(2%)
Other	(1)	1%
Other foreign jurisdictions	3	(3%)
Effect of Cross-Border Tax Laws		
Withholding tax	1	(1%)
Current U.S. tax on foreign earnings	2	(2%)
Dividends received deduction on foreign earnings	(2)	2%
U.S. tax on global intangible low-taxed income	(2)	2%
Tax Credits		
Research credits	(2)	2%
Changes in valuation allowance	(1)	1%
Nontaxable or Nondeductible Items, net		
Excess executive compensation	1	(1%)
Nondeductible excise tax	32	(29%)
Changes in unrecognized tax benefits	1	(1%)
Effective Tax Rate	$ 16	(14%)

[1] State taxes in California and Illinois made up the majority (greater than 50 percent) of the tax effect in this category.

[2] Netherlands nondeductible item is $2 million of capitalized interest.

Kodak's tax rate for the period was unfavorably impacted by a nondeductible U.S. federal excise tax of $153 million ($32 million tax effected) paid in connection with the completed reversion of KRIP assets.

For the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the differences between income taxes computed using the U.S. federal income tax rate and the provision for income taxes for continuing operations were as follows:

(in millions)	Year Ended December 31,	
	2024	2023
Amount computed using the statutory rate	$ 23	$ 18
Increase (reduction) in taxes resulting from:		
Unremitted foreign earnings	—	1
Operations outside the U.S.	7	13
Legislative tax law and rate changes	—	—
Valuation allowance	(23)	(19)
Tax settlements and adjustments, including interest	1	—
Other, net	—	(1)
Provision for income taxes	$ 8	$ 12

For the year ended December 31, 2025, the income taxes paid (net of refunds), disaggregated between federal, state and foreign sources are as follows:

(in millions)	Year Ended December 31, 2025
U.S federal income taxes paid	$ 1
U.S. state and local income taxes paid	2
Foreign income taxes paid	
Germany	2
Hong Kong	1
United Kingdom	2
Other foreign jurisdictions	3
Total foreign income taxes paid	$ 8
Total income taxes paid (net of refunds)	$ 11

The significant components of deferred tax assets and liabilities were as follows:

	As of December 31,	
(in millions)	2025	2024
Deferred tax assets		
Restructuring programs	$ 2	$ 1
Leasing	10	7
Foreign tax credit	37	134
Inventories	12	13
Investment tax credit	17	21
Employee deferred compensation	5	7
Workers' compensation and other employee reserves	14	13
Depreciation	27	26
Research and development costs	25	44
Tax loss carryforwards	408	539
Other deferred revenue	1	2
Other	71	71
Total deferred tax assets before valuation allowances	$ 629	$ 878
Valuation allowances	(589)	(671)
Total net deferred tax assets	$ 40	$ 207
Deferred tax liabilities		
Pension and postretirement obligations	$ (40)	$ (205)
Leasing	(7)	(5)
Goodwill/intangibles	(6)	(6)
Unremitted foreign earnings	(15)	(15)
Total deferred tax liabilities	(68)	(231)
Net deferred tax liabilities	$ (28)	$ (24)

Deferred tax liabilities are reported in the following component within the Consolidated Statement of Financial Position:

	As of December 31,	
(in millions)	2025	2024
Other long-term liabilities	$ (28)	$ (24)
Net deferred tax liabilities	$ (28)	$ (24)

The decrease in net deferred tax assets and net deferred tax liabilities during the period was primarily associated with the utilization of such items in connection with the completed reversion of the KRIP pension plan to minimize income taxes upon such reversion. Upon reversion, certain previously unrecognized pension and postretirement liabilities were recognized for tax purposes, contributing to an increase in current taxable income and related current tax liabilities. In addition, as reflected in the Company's effective tax rate, nondeductible U.S. federal excise taxes associated with the reversion resulted in higher current tax expense and current tax liabilities. Domestic net operating losses and other previously disallowed deferred tax assets were utilized to substantially offset these current tax liabilities, resulting in minimal cash tax requirements for the period. Accordingly, the valuation allowance previously recorded against the related net operating loss and other previously suspended deferred tax assets that were utilized was released.

As of December 31, 2025, Kodak had available domestic federal and state net operating loss ("NOL") carryforwards for income tax purposes of approximately $873 million and $1,033 million, respectively, and foreign NOL carryforwards for income tax purposes of approximately $589 million. Approximately $1,043 million of these NOLs have an indefinite carryforward period, including $63 million of U.S interest carryforward. The remaining $1,452 million that do not have an indefinite carryforward period expire between the years 2026 and 2044. Kodak also had foreign tax and investment tax credit carryforwards of $37 million and $17 million, respectively, which expire between 2026 and 2040. A total of $18 million of the foreign tax credit carryforwards will expire in 2026 if left unutilized. If written off, these tax attributes are expected to be fully offset by a corresponding decrease in Kodak's valuation allowance, resulting in no net tax provision.

As of December 31, 2025, approximately $97 million of unused foreign tax credits expired and were written off. The write-off of these tax attributes was fully offset by a corresponding reduction in Kodak's valuation allowance, which resulted in no net tax provision.

As of December 31, 2025, Kodak had available $11 million of tax credits related to its research and development activities. These credits expire between 2034 and 2045. A full valuation allowance has been recorded on these credits.

Kodak's ability to utilize its U.S. NOLs and tax credits may be subject to limitations imposed by Section 382 of the Internal Revenue Code. Section 382 limits the utilization of NOLs in the event of significant changes in the stock ownership of the Company. An ownership change occurs if, among other things, the aggregate ownership of stockholders owning five percent of Kodak's stock increases by more than 50 percentage points over a three-year rolling period. An ownership change can also occur by other events, such as the sale of Kodak shares that are owned by its 5% shareholders. Future transactions, when combined with reported transactions within the testing period could aggregate to an ownership change during the testing period in excess of 50 percentage points.

Kodak intends to repatriate its offshore earnings when prudent. Accordingly, it recorded deferred tax liabilities of $15 million for potential taxes on undistributed earnings as of both December 31, 2025 and 2024, respectively. These taxes are primarily attributable to foreign withholding taxes.

Kodak's valuation allowance as of December 31, 2025 was $589 million. Of this amount, $267 million was attributable to Kodak's net deferred tax assets outside the U.S. of $258 million, and $322 million related to Kodak's net deferred tax assets in the U.S. of $303 million, for which Kodak believes it is not more likely than not that the assets will be realized.

Kodak's valuation allowance as of December 31, 2024 was $671 million. Of this amount, $259 million was attributable to Kodak's net deferred tax assets outside the U.S. of $251 million, and $412 million related to Kodak's net deferred tax assets in the U.S. of $396 million, for which Kodak believes it is not more likely than not that the assets will be realized.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. While the OBBBA did not have a material impact on Kodak's effective tax rate in 2025, there was a beneficial impact to Kodak's current cash taxes related in part, to the immediate expensing of certain qualified domestic research expenses.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of Kodak's liability for income taxes associated with unrecognized tax benefits is as follows:

(in millions)	Year Ended December 31,					
	2025		2024		2023	
Balance as of January 1	$	2	$	2	$	3
Tax positions related to the current year:						
Additions		—		1		—
Tax positions related to prior years:						
Additions		1		1		1
Reductions		—		(2)		(1)
Settlements with taxing jurisdictions		—		—		(1)
Balance as of December 31	$	3	$	2	$	2

Kodak's policy is to recognize interest and/or penalties related to income tax matters as a component of its provision for income taxes. Kodak had approximately $12 million, $11 million and $10 million of interest and penalties associated with uncertain tax benefits accrued as of December 31, 2025, 2024 and 2023 respectively.

Kodak had uncertain tax benefits of approximately $16 million, $14 million and $13 million as of December 31, 2025, 2024 and 2023 respectively, that, if recognized, would affect the effective income tax rate. Kodak has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. The current income tax liabilities are recorded in Other current liabilities in the Consolidated Statement of Financial Position. Noncurrent income tax liabilities are recorded in Other long-term liabilities in the Consolidated Statement of Financial Position.

It is reasonably possible that the liability associated with Kodak's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of settling ongoing audits or the expiration of statutes of limitations. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of Kodak. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings.

Kodak is subject to taxation and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Kodak has substantially concluded all U.S. federal income tax matters for years through 2020 and state income tax matters for years through 2017 with the respective tax authorities. With respect to countries outside the U.S., Kodak has substantially concluded all material foreign income tax matters through 2013 with respective foreign tax jurisdiction authorities.

NOTE 19: RESTRUCTURING COSTS AND OTHER

Kodak recognizes the need to continually rationalize its workforce and streamline its operations in the face of ongoing business and economic changes. Charges for restructuring initiatives are recorded in the period in which Kodak commits to a formalized restructuring plan, or executes the specific actions contemplated by the plan and all criteria for liability recognition under the applicable accounting guidance have been met.

The activity incurred in relation to restructuring programs during the three years ended December 31, 2025 were as follows:

(in millions)	Severance Reserve [1]	Exit Costs Reserve [1]	Inventory Write-downs [1]	Total
Balance as of December 31, 2022	$ 2	$ 5	$ —	$ 7
Charges	8	(1)	3	10
Utilization/cash payments	(6)	(3)	(3)	(12)
Balance as of December 31, 2023	4	1	—	5
Charges	7	1	—	8
Utilization/cash payments	(7)	—	—	(7)
Other adjustments & reclasses [2]	(1)	—	—	(1)
Balance as of December 31, 2024	3	2	—	5
Charges	20	—	1	21
Utilization/cash payments	(9)	—	(1)	(10)
Other adjustments & reclasses [3]	(1)	—	—	(1)
Balance as of December 31, 2025	$ 13	$ 2	$ —	$ 15

[1] The severance and exit costs reserves require the outlay of cash. Inventory write-downs are non-cash items.

[2] The $1 million in 2024 represented severance charges funded from pension plan assets, which were reclassified to Pension and other postretirement liabilities.

[3] The $1 million in 2025 represents $2 million of severance charges funded from pension plan assets, which were reclassified to Pension and other postretirement liabilities, partially offset by $1 million of foreign currency translation adjustments.

2023 Activity

Restructuring actions taken in 2023 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included actions to complete the process of ceasing manufacturing of the EPS equipment products as well as various targeted reductions in manufacturing, service, sales and administrative functions.

As a result of these actions, for the year ended December 31, 2023, Kodak recorded $10 million of charges of which $7 million were reported as Restructuring costs and other and $3 million were reported as Cost of revenues in the accompanying Consolidated Statement of Operations.

The 2023 severance costs related to the elimination of approximately 130 positions, including approximately 50 administrative and 80 manufacturing/service positions. The geographic composition of these positions included approximately 20 in the U.S. and Canada and 110 throughout the rest of the world.

2024 Activity

Restructuring actions taken in 2024 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included various targeted reductions in manufacturing, service, sales, administrative, and research and development functions.

As a result of these actions, for the year ended December 31, 2024, Kodak recorded $8 million of charges which were reported as Restructuring costs and other in the accompanying Consolidated Statement of Operations.

The 2024 severance costs related to the elimination of approximately 135 positions, including approximately 55 administrative, 75 manufacturing/service and 5 research and development positions. The geographic composition of these positions included approximately 70 in the U.S. and Canada and 65 throughout the rest of the world.

2025 Activity

Restructuring actions taken in 2025 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included various targeted reductions in manufacturing, service, sales, administrative, and research and development functions.

As a result of these actions, for the year ended December 31, 2025, Kodak recorded $21 million of charges of which $20 million were reported as Restructuring costs and other and $1 million were reported as Costs of revenues in the accompanying Consolidated Statement of Operations.

The 2025 severance costs related to the elimination of approximately 280 positions, including approximately 60 administrative, 165 manufacturing/service and 55 research and development positions. The geographic composition of these positions included approximately 130 in the U.S. and Canada and 150 throughout the rest of the world.

As a result of these initiatives, the majority of the severance liabilities as of December 31, 2025 will be paid during periods through the end of 2026. The $2 million exit cost reserve relates to a liability for which timing of the payment is uncertain.

NOTE 20: RETIREMENT PLANS

On January 21, 2025, the Board of Directors of Kodak approved the termination of KRIP, effective March 31, 2025, and no further benefits were accrued under KRIP following this date. In addition, the Board of Directors approved a defined benefit retirement plan (the "Kodak Cash Balance Plan") as a replacement for KRIP which became effective on March 1, 2025 for new hires and on April 1, 2025 for current employees. The Kodak Cash Balance Plan credits employees' hypothetical accounts with an amount equal to a specified percentage of their pay based on employee classification, plus an interest crediting rate based on the 30-year treasury bond rate.

On October 21, 2025, the annuity obligations with respect to all KRIP annuitants (approximately 27,000 participants and beneficiaries) representing approximately $1.8 billion of pension obligation was transferred to Metropolitan Tower Life Insurance Company through the purchase of a group annuity contract, the premium for which was funded directly and solely by the assets of KRIP. On October 1, 2025, KRIP settled approximately $76 million of pension obligations through lump-sum payments to deferred vested participants and on October 31, 2025, KRIP settled approximately $157 million of pension obligations through lump-sum payments to active participants. On November 26, 2025, KRIP transferred its sole remaining liabilities and associated cash of approximately $13 million for missing participants to the Pension Benefit Guaranty Corporation missing program. As a result, all pension obligations under KRIP had been fully settled and the excess pension assets of $1.023 billion (the "Reversion Assets") as of November 26, 2025 (the "Reversion Date") reverted to the Company.

The Reversion Assets were comprised of cash of $614 million and investment assets valued at $409 million. The Company directed $5 million of cash and $251 million of investment assets to the Kodak Cash Balance Plan which represented 25% of the Reversion Assets. The remaining cash of $609 million and investments valued at $158 million were distributed to Company. Refer to Note 6, "Other Current Assets" for additional information on investment assets transferred to the Company, Note 9, "Debt and Credit Facilities" for repayment of Term Loans from the cash proceeds from the KRIP reversion and Note 17 "Other Charges (Income) for additional information on the payment of excise tax.

Kodak concluded that it was probable that the criteria for settlement accounting for KRIP would be met in 2025 as the projected cost of all settlements would exceed the sum of the service cost and interest cost components of net periodic pension cost for the year. As a result, Kodak applied settlement accounting and remeasured KRIP for each of the first three quarterly periods in 2025 and as of the Reversion Date. As KRIP's pension obligations were fully settled on the Reversion Date, Kodak recorded a settlement gain of $66 million in the fourth quarter of 2025 which represented the recognition of the remaining unrealized amounts for KRIP that were included as a component of accumulated other comprehensive loss in shareholders' equity.

The $256 million of Reversion Assets for the Kodak Cash Balance Plan was transferred to an irrevocable trust fund. Assets in the trust fund are held for the sole benefit of participating employees. The funding policy for the Kodak Cash Balance Plan is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus any additional amounts the Company determines to be appropriate. The projected benefit obligation for the U.S. Plan was measured using actuarial techniques that incorporate management's assumption for the discount rate, as well as other assumptions.

Prior to March 31, 2025, substantially all U.S. employees were covered by KRIP. Effective January 1, 2015, the KRIP was amended to provide that all participants accrue benefits under a single, revised cash balance formula under which the benefits were substantially the same as those established under the Kodak Cash Balance Plan.

Many subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by Kodak for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans, which include the discount rate, expected return on plan assets (for funded plans) as well as other assumptions, reflect the diverse economic environments within the various countries in which Kodak operates.

Information on the major U.S. and Non-U.S. defined benefit pension plans is presented below. The information for the U.S. for 2024 relates entirely to KRIP while the 2025 information also includes the Kodak Cash Balance Plan. The composition of the major Non-U.S. plans may vary from year to year. If the major Non-U.S. plan composition changes, prior year data is conformed to ensure comparability. There were no changes in the composition of major Non-U.S. plans from the prior year.

Obligations and Funded Status

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

(in millions)	Year Ended December 31, 2025 U.S.		Non-U.S.		Year Ended December 31, 2024 U.S.		Non-U.S.	
Change in Benefit Obligation								
Projected benefit obligation at beginning of period	$	2,184	$	546	$	2,386	$	588
Service cost		13		2		13		2
Interest cost		87		16		109		18
Benefit payments		(181)		(41)		(269)		(41)
Plan settlements		(2,067)		—		—		—
Actuarial gain		(25)		(21)		(56)		(12)
Special termination benefits		2		—		1		—
Currency adjustments		—		42		—		(9)
Projected benefit obligation at end of period	$	13	$	544	$	2,184	$	546
Change in Plan Assets								
Fair value of plan assets at beginning of period	$	3,128	$	494	$	3,546	$	528
Actual Return on plan assets		149		11		(149)		5
Employer (reversion) contributions		(767)		4		—		5
Benefit payments		(181)		(41)		(269)		(41)
Plan settlements		(2,067)		—		—		—
Currency adjustments		—		32		—		(3)
Fair value of plan assets at end of period	$	262	$	500	$	3,128	$	494
Over (under) funded status at end of period	$	249	$	(44)	$	944	$	(52)
Accumulated benefit obligation at end of period	$	13	$	538	$	2,181	$	538

The $2,067 million of plan settlements related to the full settlement of the KRIP obligations due to the plan termination as discussed above.

An actuarial gain of $25 million related to the projected benefit obligation ("PBO") of the U.S plans was recognized in 2025, including gains of $42 million due to favorable mortality and other demographic assumptions and $34 million primarily due to favorable terms obtained to purchase annuities to settle KRIP's obligations, partially offset by losses of $51 million due to discount rate decreases. In 2024, a PBO actuarial gain of $56 million was recognized for the U.S. Plan primarily driven by an increase in the discount rate ($83 million), partially offset by a loss associated with unfavorable demographic experience ($22 million), as well as a loss associated with an increase in the cash balance interest crediting rate ($5 million). The Non-U.S. PBO actuarial gain of $21 million recognized in 2025 was driven by increases in discount rates ($17 million) and lower inflation and salary scale assumptions ($4 million). The Non-U.S. PBO actuarial gain of $12 million recognized in 2024 was driven by lower inflation assumptions ($8 million), increases in discount rates ($1 million) and favorable demographic experience ($3 million).

The actual return on plan assets for the U.S. plans was $149 million for the year ended December 31, 2025, which was in line with the expected return. The actual return on plan assets for the year ended December 31, 2024 was a loss of $149 million, which was driven by the loss on the sale of KRIP Illiquid Assets of $238 million partially offset by strong performance of debt securities and hedge funds.

The $767 million of employer reversion represents the $609 million of cash and $158 million of investment assets reverted to the Company following the KRIP termination as discussed above.

On November 20, 2024, the Kodak Retirement Income Plan Trust (the "Trust"), in its capacity as holder of assets for the benefit of KRIP, entered into a Purchase and Sale Agreement (the "Agreement") with Mastercard Foundation (the "Buyer") related to the sale of a portion of KRIP's private equity and certain other illiquid investments (collectively, "KRIP Illiquid Assets"). Pursuant to the Agreement, on December 31, 2024, the Trust sold to the Buyer (the "Mastercard Closing") KRIP Illiquid Assets for a cash purchase price of $510 million, which was received at the Mastercard Closing.

The weighted-average assumptions used to determine the benefit obligation amounts for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

| | As of December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.02%	3.75%	5.45%	3.49%	4.92%	3.47%
Salary increase rate	2.00%	2.18%	1.00%	2.29%	1.50%	2.06%
Interest crediting rate for cash balance plan	4.75%	NA	4.75%	NA	4.00%	NA

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

| | As of December 31, | | | |
| | 2025 | | 2024 | |
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Pension and other postretirement assets	$ 249	$ 38	$ 944	$ 32
Pension and other postretirement liabilities	—	(82)	—	(84)
Net amount recognized	$ 249	$ (44)	$ 944	$ (52)

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with a PBO in excess of the fair value of plan assets is as follows:

| | As of December 31, | | | |
| | 2025 | | 2024 | |
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ —	$ 201	$ —	$ 194
Fair value of plan assets	—	118	—	110

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of the fair value of plan assets is as follows:

| | As of December 31, | | | |
| | 2025 | | 2024 | |
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation	$ —	$ 195	$ —	$ 187
Fair value of plan assets	—	118	—	110

Amounts recognized in accumulated other comprehensive loss in shareholders' equity for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consist of:

| | As of December 31, | | | |
| | 2025 | | 2024 | |
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Prior service credit (cost)	$ —	$ 1	$ (33)	$ 1
Net actuarial (loss) gain	(1)	(37)	71	(52)
Total	$ (1)	$ (36)	$ 38	$ (51)

Other changes in major plan assets and benefit obligations recognized in Other comprehensive loss are as follows:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Newly established gain (loss)	$ 25	$ 13	$ (341)	$ (2)	$ (115)	$ (7)
Newly established prior service cost	—	—	—	—	(29)	—
Amortization of:						
Prior service cost	11	—	12	—	9	—
Net actuarial (gain) loss	(8)	2	(37)	2	(30)	1
Net gain recognized due to settlement	(66)	—	—	—	—	—
Total (loss) income recognized in Other comprehensive loss	$ (38)	$ 15	$ (366)	$ —	$ (165)	$ (6)

For the year ended December 31, 2025, the U.S. gain consisted of the PBO actuarial gain of $25 million as discussed above, and the Non-U.S. loss consisted of the PBO actuarial gain of $21 million offset by asset actuarial losses of $8 million as actual asset returns were less than expected returns. For the year ended December 31, 2024, the U.S. loss consisted of the PBO actuarial gain of $56 million and an asset actuarial loss of $397 million as actual asset returns were less than expected returns primarily due to the sale of the KRIP Illiquid Assets, and the Non-U.S. loss consisted of the PBO actuarial gain of $12 million offset by asset actuarial losses of $14 million as actual asset returns were less than expected returns.

Pension (Income) Expense

Pension (income) expense for all defined benefit plans included:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Major defined benefit plans:						
Service cost	$ 13	$ 2	$ 13	$ 2	$ 13	$ 2
Interest cost	87	16	109	18	117	20
Expected return on plan assets	(149)	(19)	(248)	(19)	(257)	(20)
Amortization of:						
Prior service cost	11	—	12	—	9	—
Actuarial (gain) loss	(8)	2	(37)	2	(30)	1
Pension (income) expense before special termination benefits and settlements	(46)	1	(151)	3	(148)	3
Special termination benefits [1]	2	—	1	—	—	—
Settlement gains [2]	(66)	—	—	—	—	—
Net pension (income) expense for major defined benefit plans	(110)	1	(150)	3	(148)	3
Other plans including unfunded plans	—	—	—	(8)	—	1
Net pension (income) expense	$ (110)	$ 1	$ (150)	$ (5)	$ (148)	$ 4

The special termination benefits were incurred as a result of Kodak's restructuring actions and, therefore, have been included in Restructuring costs and other in the Consolidated Statement of Operations for those periods.

Kodak recognized a gain of $66 million in the fourth quarter of 2025 as a result of all pension obligations under KRIP being fully settled.

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Effective rate for service cost	5.37%	3.29%	4.88%	3.11%	5.04%	3.44%
Effective rate for interest cost	5.18%	3.34%	4.85%	3.43%	5.02%	3.80%
Salary increase rate	1.00%	2.29%	1.50%	2.46%	1.00%	2.71%
Expected rate of return on plan assets	5.22%	4.33%	7.10%	3.93%	7.50%	4.16%
Interest crediting rate for cash balance plan	4.04%	NA	4.00%	NA	3.85%	NA

The expected return on plan assets ("EROA") is a long-term rate of return which is based on a combination of formal asset and liability studies that include forward-looking return expectations given the current asset allocation.

Kodak uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.

Plan Asset Investment Strategy

The investment strategy underlying the asset allocation for the pension assets is to achieve an optimal return on assets with an acceptable level of risk while providing for the long-term liabilities and maintaining sufficient liquidity to pay current benefits and other cash obligations of the plans. This is primarily achieved by investing in a broad portfolio constructed of various asset classes including equity, debt, real assets, hedge funds and cash.

Every three years, or when market conditions have changed materially, each of Kodak's major pension plans will undertake an asset allocation or asset and liability modeling study. The asset allocation and expected return on the plans' assets are individually set to provide for benefits and other cash obligations within each country's legal investment constraints.

Actual allocations may vary from the target asset allocations due to market value fluctuations, the length of time it takes to implement changes in strategy, and the timing of cash contributions and cash requirements of the plans. The asset allocations are monitored and are rebalanced in accordance with the policy set forth for each plan.

Plan Asset Risk Management

Kodak evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of concentrations that are evaluated include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, individual fund and single investment manager. As a result of the settlement of KRIP in 2025, there were no significant concentrations of risk associated with plan assets as of December 31, 2025. As of December 31, 2024, the most significant concentrations of risk were with two investment management firms (Loomis Sayles and Income Research + Management) which each managed 14% of KRIP's plan assets.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plan by asset category, are as follows:

| | As of December 31, | | |
	2025	2024	2025 Target [1]
Asset Category			
Debt securities	0%	42%	0-70%
Cash and cash equivalents	3%	31%	0-10%
Private equity	61%	5%	0-90%
Hedge funds	36%	22%	0-40%
Total	100%	100%	

The 2025 target asset allocation represents the Kodak Cash Balance Plan. The long-term target asset allocation target is 45% public debt, 30% public equity, 25% alternatives (hedge funds / real assets).

Kodak's weighted-average asset allocations for its major Non-U.S. defined benefit pension plans by asset category, are as follows:

| | As of December 31, | | |
	2025	2024	2025 Target
Asset Category			
Equity securities	5%	6%	0-10%
Debt securities	24%	17%	20-25%
Real estate	2%	2%	0-5%
Cash and cash equivalents	3%	9%	0-5%
Private equity	6%	6%	0-10%
Insurance contracts	60%	60%	25-75%
Total	100%	100%	

Derivative Investments

KRIP's derivative instruments consisted primarily of direct investments in exchange traded futures contracts. As of December 31, 2024, the notional amount for exchange traded futures contracts was approximately $574 million. Realized gains and losses from these derivative investments are included in the actual return on plan assets balance. The total fair value of these derivative instruments at December 31, 2024 was $(5) million which represents the unrealized losses and gains on these contracts and is included in the derivative line items in the table of plan assets below. The U.S. defined benefit pension plan was required to maintain cash on deposit to collateralize its obligations under its futures contracts. As of December 31, 2024, approximately $5 million was on deposit in cash and Treasury bills to fulfill these requirements and is included in the cash and cash equivalents asset class in the table below. The Kodak Cash Balance Plan does not use derivative instruments as part of its investment strategy.

Fair Value Measurements

Kodak's plan assets are accounted for at fair value and are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement, with the exception of investments for which fair value is measured using the NAV per share expedient. Kodak's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels.

The fair value of Kodak's U.S. defined benefit pension plan assets at December 31, 2025 and 2024 by asset class is presented in the tables below:

U.S. Plan

| | December 31, 2025 | | | | |
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
Cash and cash equivalents [(1)]	$ 7	$ —	$ —	$ —	$ 7
Other:					
Hedge funds	—	—	—	94	94
Private equity	—	—	—	161	161
	$ 7	$ —	$ —	$ 255	$ 262

U.S. Plan

(in millions)	December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Measured at NAV**	**Total**
Cash and cash equivalents [1]	$ 843	$ —	$ —	$ —	$ 843
Debt Securities: [2]					
Government bonds	—	482	—	—	482
Investment grade bonds	—	836	—	—	836
Other:					
Hedge funds	—	—	—	689	689
Private equity	—	—	—	167	167
Derivatives with unrealized gains	(5)	—	—	—	(5)
	$ 838	$ 1,318	$ —	$ 856	$ 3,012
Net receivables [3]					116
Total					$ 3,128

Assets not utilizing the NAV per share expedient are valued as follows:

[1] Cash and cash equivalents are primarily held in short term investment funds and are used for benefit and fee payments

[2] Debt securities are valued using a market-based pricing model that utilizes standard valuation techniques that maximize the use of relevant observable inputs, including market prices for similar assets.

[3] Net receivables as of December 31, 2024 represent amounts associated with hedge fund redemptions, net of payables for purchases of investment and receivables associated with the sale of KRIP Illiquid Assets.

Investments Valued at NAV

Kodak performs an investment-by-investment analysis to determine if the investment meets the requirements to be measured at NAV. For investments with lagged pricing, Kodak uses the latest available net asset values and considers expected return and other relevant material events for the year-end valuation of these investments.

The total fair value, unfunded commitments and redemption provisions for the U.S. defined benefit pension plan's investments valued at NAV are as follows:

Investments Valued at NAV at December 31, 2025

(in millions)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Private equity	$ 161	$ 24	N/A	N/A
Hedge Funds	94	—	Bi-Monthly, Monthly, Quarterly, Semi-Annual, and Annual	5-365 days
Total	$ 255	$ 24		

Investments Valued at NAV at December 31, 2024

(in millions)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Private equity	167	24	N/A	N/A
Hedge Funds	689	—	Bi-Monthly, Monthly, Quarterly, Semi-Annual, and Annual	5-365 days
Total	$ 856	$ 24		

Private equity investments are primarily comprised of direct limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital, leveraged buyouts and special situations. Private equity investments are valued by the fund manager primarily based on independent appraisals, discounted cash flow models, cost, and comparable market transactions. The term of each fund is typically 10 or more years and the fund's investors do not have an option to redeem their interest in the fund. The investors in the fund receive distributions through the liquidation of the underlying investments in the fund.

In 2024, based on the change in investment strategy designed to preserve and maximize the value of KRIP's over-funding by reducing investment risk and improving the overall liquidity of KRIP, the U.S. Plan began liquidating its hedge fund investments. The hedge fund investments remaining at December 31, 2025 are in the process of redemption and are expected to be fully redeemed by the end of 2029.

Hedge funds are typically valued by each fund's third-party fund administrator based upon the valuation of the underlying securities and instruments, primarily by applying a market or income valuation methodology as appropriate depending on the specific type of security or instrument held.

The tables below summarize Kodak's U.S. Plan investments in hedge funds by type for those investments valued at NAV:

U.S. Plan:

		Summarized Asset Information December 31, 2025			
(in millions)		Net Asset Value		Redemption Frequency	Redemption Notice Period
Multi-strategy hedge funds	$	65		Quarterly	Redemption in process
Sector specialist hedge funds		29		Semi-Annually	Redemption in process
	$	94			

		Summarized Asset Information December 31, 2024			
(in millions)		Net Asset Value		Redemption Frequency	Redemption Notice Period
Multi-strategy hedge funds	$	204		Quarterly	45-90 days
Relative value hedge funds		185		Bi-monthly, Quarterly	6-120 days
Directional hedge funds		52		Monthly	5 days
Equity long/short hedge funds		125		Monthly, Quarterly	45-90 days
Sector specialist hedge funds		44		Quarterly, Semi-Annually	60-90 days
Long-biased hedge funds		79		Quarterly, Annually	60-90 days
	$	689			

Hedge funds typically have the right to restrict redemption requests beyond Kodak's control. In these cases, redemptions may extend beyond the general redemption terms outlined in the table above.

Liquidity

Approximately 61% of total U.S. Plan assets as of December 31, 2025 are invested in private equity funds, where the U.S. Plan receives distributions through the liquidation of the underlying investments. Liquidity of U.S. Plan assets is managed to minimize the likelihood that these investments would need to be sold to cover benefit payments, derivative losses, or any other short-term need.

The total unfunded commitments, if and when they are called over the term of each investment, are expected to be funded by the available liquidity in the U.S. Plan consistent with historical experience.

The fair value of Kodak's major non-U.S. defined benefit pension plans assets at December 31, 2025 and 2024 by asset class are presented in the tables below:

Major Non-U.S. Plans

(in millions)	December 31, 2025				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
Cash and cash equivalents	$ 16	$ —	$ —	$ —	$ 16
Equity securities	25	—	—	—	25
Debt Securities:					
Investment grade bonds	16	101	—	—	117
Global high yield & emerging market debt	1	—	—	—	1
Real estate	—	—	—	12	12
Other:					
Private equity	—	—	—	28	28
Insurance contracts	—	26	275	—	301
	$ 58	$ 127	$ 275	$ 40	$ 500

Major Non-U.S. Plans

(in millions)	December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
Cash and cash equivalents	$ 43	$ —	$ —	$ —	$ 43
Equity securities	32	—	—	—	32
Debt securities:					
Investment grade bonds	34	48	—	—	82
Global high yield & emerging market debt	1	—	—	—	1
Real estate	—	—	—	10	10
Other:					
Private equity	—	—	—	28	28
Insurance contracts	—	26	272	—	298
	$ 110	$ 74	$ 272	$ 38	$ 494

For Kodak's major non-U.S. defined benefit pension plans, equity investments are invested broadly in local equity, developed international and emerging markets. Fixed income investments are comprised primarily of government and investment grade corporate bonds. Real estate investments primarily include investments in limited partnerships that invest in office, industrial, and retail properties. Global Balanced Asset Allocation investments are commingled funds that hold a diversified portfolio of passive market exposures, including equities, debt, currencies and commodities. Hedge fund investments are comprised of a diversified portfolio of hedge funds using equity, debt, commodity and currency instruments. Private equity investments are comprised of limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital and leveraged buyouts. Insurance contracts are typically annuities from life insurance companies covering specific pension obligations.

For investments in real estate and private equity funds, the investors do not have an option to redeem their interest in the fund. The investors in the fund receive distributions through the liquidation of the underlying investments in the fund. There are no material unfunded commitments as of December 31, 2025 and 2024.

The following is a reconciliation of the beginning and ending balances of level 3 assets of Kodak's major U.S. defined benefit pension plan:

| | U.S. | | | | |
| | | Net Realized and Unrealized Gains | | | |
(in millions)	Balance at January 1, 2025	Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2025
Private Equity	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —

| | U.S. | | | | |
| | | Net Realized and Unrealized Gains | | | |
(in millions)	Balance at January 1, 2024	Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2024
Private Equity	3	—	—	(3)	—
Total	$ 3	$ —	$ —	$ (3)	$ —

| | U.S. | | | | |
| | | Net Realized and Unrealized Gains | | | |
(in millions)	Balance at January 1, 2023	Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2023
Private Equity	3	—	—	—	3
Total	$ 3	$ —	$ —	$ —	$ 3

The following is a reconciliation of the beginning and ending balances of level 3 assets of Kodak's major non-U.S. defined benefit pension plans:

(in millions)	Balance at January 1, 2025	Non - U.S. Net Realized and Unrealized Gains Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2025
Insurance Contracts	272		3	—	275
Total	$ 272	$ —	$ 3	$ —	$ 275

(in millions)	Balance at January 1, 2024	Non - U.S. Net Realized and Unrealized Gains Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2024
Insurance Contracts	287	(15)	—	—	272
Total	$ 287	$ (15)	$ —	$ —	$ 272

(in millions)	Balance at January 1, 2023	Non - U.S. Net Realized and Unrealized Gains Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2023
Insurance Contracts	289	(2)	—	—	287
Total	$ 289	$ (2)	$ —	$ —	$ 287

The following pension benefit payments, which reflect expected future service, are expected to be paid:

(in millions)	U.S.	Non-U.S.
2026	$ 3	$ 44
2027	5	43
2028	6	42
2029	7	40
2030	8	39
2031 - 2035	39	173

NOTE 21: OTHER POSTRETIREMENT BENEFITS

In Canada, Kodak provides medical, dental, life insurance, and survivor income benefits to eligible retirees. The plan is closed to new participants. Information on the Canada other postretirement benefit plan is presented below.

The measurement date used to determine the net benefit obligation for the Canada other postretirement benefit plan is December 31.

Changes in Kodak's benefit obligation and funded status were as follows:

	Year Ended December 31,	
(in millions)	2025	2024
Net benefit obligation at beginning of period	$ 43	$ 43
Interest cost	1	1
Actuarial loss	—	1
Benefit payments	(3)	(2)
Net benefit obligation at end of period	$ 41	$ 43
Underfunded status at end of period	(41)	(43)

Amounts recognized in the Consolidated Statement of Financial Position consist of:

	As of December 31,	
(in millions)	2025	2024
Other current liabilities	$ (2)	$ 3
Pension and other postretirement liabilities	(39)	40
	$ (41)	$ 43

Amounts recognized in Accumulated other comprehensive loss consist of:

	As of December 31,	
(in millions)	2025	2024
Net actuarial gain	$ 8	$ 8

Changes in benefit obligations recognized in Other comprehensive loss consist of:

	Year Ended December 31,	
(in millions)	2025	2024
Newly established loss	$ —	$ (1)
Amortization of:		
Net actuarial gain	—	(1)
Total loss recognized in Other comprehensive loss	$ —	$ (2)

Other postretirement benefit cost included:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Components of net postretirement benefit cost:			
Service cost	$ —	$ —	$ —
Interest cost	1	1	2
Amortization of:			
Actuarial gain	(1)	(1)	(1)
Other postretirement benefit cost from continuing operations	$ —	$ —	$ 1

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	As of December 31,	
	2025	**2024**
Discount rate	4.62%	4.51%
Salary increase rate	2.00%	1.90%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Effective rate for interest cost	4.18%	4.67%	5.13%
Salary increase rate	1.90%	1.85%	2.10%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2025	**2024**
Healthcare cost trend	6.58%	6.24%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	3.57%	3.47%
Year that the rate reaches the ultimate trend rate	2039	2038

The following other postretirement benefits, which reflect expected future service, are expected to be paid:

(in millions)	
2026	$ 2
2027	$ 2
2028	$ 2
2029	$ 2
2030	$ 2
2031 - 2035	$ 12

NOTE 22: EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. In periods with a net loss available to common shareholders, diluted earnings per share are calculated using weighted-average basic shares for that period, as utilizing diluted shares would be anti-dilutive to loss per share.

A reconciliation of the amounts used to calculate basic and diluted (loss) earnings per share for the years ended December 31, 2025, 2024 and 2023 follows:

	Year Ended December 31,					
(in millions)		**2025**		**2024**		**2023**
Net (loss) earnings attributable to Eastman Kodak Company	$	(128)	$	102	$	75
Less: Series B Preferred stock cash and accrued dividends		(4)		(4)		(4)
Less: Series C Preferred stock in-kind dividends		(3)		(6)		(5)
Less: Preferred stock deemed dividends		(1)		(2)		(2)
Less: Series C Preferred Stock exchange to common stock deemed dividend		(19)		—		—
Less: Earnings attributable to Series C Preferred shareholders		—		(12)		(8)
Net (loss) earnings available to common shareholders - basic	$	(155)	$	78	$	56
Effect of dilutive securities:						
Add back: Series B preferred stock cash, accrued and deemed dividends	$	—	$	5	$	5
Net (loss) earnings available to common shareholders - diluted	$	(155)	$	83	$	61

	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted-average common shares outstanding - basic	87.0	80.1	79.4
Effect of dilutive securities:			
Unvested restricted stock units and awards	—	1.6	0.9
Employee stock options	—	1.1	0.7
Series B Preferred Stock	—	9.5	9.5
Weighted-average common shares outstanding - diluted	87.0	92.3	90.5

As a result of the net loss available to common shareholders for the year ended December 31, 2025, Kodak calculated diluted earnings per share using weighed-average basic shares outstanding. If Kodak had reported earnings available to common shareholders for the year ended December 31, 2025, the calculation of diluted earnings per share would have included the assumed vesting of 1.6 million unvested restricted stock units and the assumed exercise of 1.4 million stock options.

The computation of diluted earnings per share for the year ended December 31, 2025 excluded the impact of (1) the assumed conversion of 1.0 million shares of Series B Preferred Stock, (2) the assumed exercise of 1.7 million outstanding employee stock options and (3) the assumed vesting of 0.2 million unvested restricted stock units because the effects would have been anti-dilutive.

The computation of diluted earnings per share for the year ended December 31, 2024 excluded the impact of (1) the assumed conversion of 1.2 million shares of Series C Preferred Stock, (2) the assumed exercise of 2.6 million outstanding employee stock options and (3) the assumed vesting of 0.2 million unvested restricted stock units because the effects would have been anti-dilutive.

The computation of diluted earnings per share for the year ended December 31, 2023 excluded the impact of (1) the assumed conversion of 1.1 million shares of Series C Preferred Stock and (2) the assumed exercise of 3.9 million outstanding employee stock options because they would have been anti-dilutive.

NOTE 23: STOCK-BASED COMPENSATION

Kodak's stock incentive plan is the 2013 Omnibus Incentive Plan (as restated and further amended, the "2013 Plan"). The 2013 Plan is administered by the Compensation, Nominating and Governance Committee of the Board of Directors.

Officers, directors and employees of the Company and its consolidated subsidiaries are eligible to receive awards. Stock options are generally non-qualified, are at exercise prices equal to or greater than the closing price of Kodak's stock on the date of grant and expire seven years or ten years after the grant date. Stock-based compensation awards granted under Kodak's stock incentive plan are generally subject to a three-year vesting period from the date of grant, or a later date as determined by the Compensation, Nominating and Governance Committee. Awards are subject to settlement in newly-issued shares of common stock. Unless sooner terminated by the Compensation, Nominating and Governance Committee, no awards may be granted under the 2013 Plan after May 15, 2034.

The maximum number of shares of common stock available for grant under the 2013 Plan is 20.0 million. For stock option grants awarded on or prior to May 19, 2021, for the number of shares available for grant under the 2013 Plan, a stock option counts as a fraction of a share, based on the fair market value of the stock option relative to the closing stock price on the date of grant. For stock option awards granted after May 19, 2021, a stock option counts as one share. Each restricted stock unit and restricted stock award counts as one share. The total number of shares of common stock registered for issuance under the 2013 Plan is approximately 13.5 million. In addition, under the 2013 Plan, the maximum number of shares available for the grant of incentive stock options is 2.0 million shares. The maximum number of shares as to which stock options or stock appreciation rights may be granted to any one person under the 2013 Plan in any calendar year is 2.5 million shares.

The maximum number of awards that may be granted to any non-employee director under the 2013 Plan in any calendar year may not exceed a number of awards with a grant date fair value of $450,000, computed as of the grant date.

Compensation expense is recognized on a straight-line basis over the service or performance period for each separately vesting tranche of the award and is adjusted for actual forfeitures before vesting. Kodak assesses the likelihood that performance-based shares will be earned based on the probability of meeting the performance criteria. For those performance-based awards that are deemed probable of achievement, expense is recorded, and for those awards that are deemed not probable of achievement, no expense is recorded. Kodak assesses the probability of achievement each quarter.

Restricted Stock Units and Restricted Stock awards

Restricted stock units and restricted stock awards are payable in shares of the Company common stock upon vesting. The fair value of restricted stock units and restricted stock awards without a market condition is based on the closing market price of the Company's stock on the grant date. The following inputs were used for restricted stock units issued in 2023 with a market condition (there were no restricted stock units issued in 2025 or 2024 with a market condition):

	Year Ended December 31, 2023
Fair value of restricted stock units granted	$ 3.03
Risk-free interest rate	3.80%
Term (in years)	3.0
Volatility	60%
Weighted-average expected dividend yield	0.00%

Compensation cost related to restricted stock units and restricted stock awards was $5 million, $6 million and $4 million for the years ended December 31, 2025, 2024 and 2023, respectively. The income tax benefit from restricted stock vestings was $2 million for the year ended December 31, 2025 and $1 million for both of the years ended December 31, 2024 and 2023.

The weighted average grant date fair value of restricted stock units and awards granted for the years ended December 31, 2025, 2024 and 2023 was $6.71, $5.29 and $3.90, respectively. The total fair value of restricted stock units and awards that vested was $6 million, $8 million and $4 million for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, there was $5 million of unrecognized compensation cost related to restricted stock units. The cost is expected to be recognized over a weighted average period of 1.6 years.

The following table summarizes information about unvested restricted stock unit and award activity for the year ended December 31, 2025:

	Restricted Stock Units/Awards	Weighted-Average Grant Date Fair Values
Outstanding on December 31, 2024	1,897,700	$ 4.36
Granted	1,006,127	$ 6.71
Vested	1,098,627	$ 4.76
Forfeited	30,000	$ 3.31
Outstanding on December 31, 2025	1,775,200	

In addition to the outstanding unvested restricted stock units and awards per the above table, there are also 620,797 vested restricted stock units outstanding as of December 31, 2025 with a weighted average grant date fair value of $6.03.

Stock Options

The following table summarizes information about stock option activity for the year ended December 31, 2025:

	Shares Under Option	Weighted Exercise Price Per Share	Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($ millions)
Outstanding on December 31, 2024	6,222,317	$ 6.34		
Granted	—	$ —		
Expired	10,140	$ 5.20		
Exercised	2,337,308	$ 3.05		
Outstanding on December 31, 2025	3,874,869	$ 8.32	2.43	$ 8
Exercisable on December 31, 2025	3,841,535	$ 8.36	2.41	$ 8
Expected to vest December 31, 2025	3,874,869	$ 8.32	2.43	$ 8

The aggregate intrinsic value represents the total pretax intrinsic value that option holders would have received had all option holders exercised their options on the last trading day of the year. The aggregate intrinsic value is the difference between the Kodak closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options. The intrinsic values of options outstanding, exercisable or expected to vest as of December 31, 2025 were each $8 million.

There were no options granted in the years ended December 31, 2025 and 2024. The weighted average grant date fair value of options granted for the year ended December 31, 2023 was $2.87. The total fair value of options that vested during both the years ended December 31, 2025 and 2024 was less than $1 million and for the year ended December 31, 2023 was $1 million.

Compensation cost related to stock options for both the years ended December 31, 2025 and 2024 was less than $1 million and for the year ended December 31, 2023 was $3 million.

As of December 31, 2025, there was less than $1 million of unrecognized compensation cost related to stock options, which will be recognized over a period of less than 1 year.

There were 2 million options exercised in the year ended December 31, 2025, and less than 1 million options exercised in both of the years ended December 31, 2024 and 2023. The income tax benefit from stock options exercised was $3 million for the year ended December 31, 2025 and less than $1 million for both of the years ended December 31, 2024 and 2023.

Kodak utilizes the Black-Scholes option valuation model to estimate the fair value of stock options that do not have a market condition for award vesting and the lattice-based method to estimate the fair value of stock options with a market condition for award vesting.

The expected term of options granted is the period of time the options are expected to be outstanding and is calculated using a simplified method based on the option's vesting period and original contractual term. The Company uses the historical volatility of the Company's stock to estimate expected volatility. The risk-free rate was based on the yield on U.S. Treasury notes with a term equal to the option's expected term.

The following inputs were used for the valuation of stock option grants issued without a market condition in the year ended December 31, 2023 (there were no stock option grants issued in the years ended December 31, 2025 and 2024):

	Year Ended December 31, 2023
Weighted-average fair value of options granted	$ 3.48
Weighted-average risk-free interest rate	3.75%
Expected option lives (in years)	4.5
Weighted-average volatility	120%
Expected dividend yield	0%

The following inputs were used in the lattice-based valuation of stock option grants issued with a market condition in 2023:

	Year Ended December 31, 2023
Fair value of options granted	$ 2.25
Risk-free interest rate	3.80%
Term (in years)	3.0
Volatility	60%
Weighted-average expected dividend yield	0.00%

On February 16, 2023, the Compensation, Nominating and Governance Committee of the Board of Directors approved extending the expiration dates for non-qualified stock options awarded between 2016 and 2020 to 21 currently active employees and directors. No other terms were modified. The contractual terms were extended from approximately seven years to approximately ten years. In November 2023 the extended expiration date of certain options was rescinded. The change in the terms of the awards was accounted for as a modification. As a result of the modification, Kodak recognized $2 million of incremental compensation expense in the year-ended 2023, reflecting the incremental fair value of the 3.5 million options that were modified over the fair value of the original options immediately before the modification. The fair value of the options was calculated using a binomial lattice-based valuation model. The key assumptions used in the fair value calculations were:

	February 16, 2023 Option Award Modifications	
	Immediately Before	Immediately After
Range of fair values	0.000 - 2.1414	1.322 - 2.2424
Range of risk-free interest rates	3.82% - 4.99%	3.82% - 4.99%
Range of remaining contractual terms (in years)	0.37 - 4.25	3.37 - 7.25
Range of weighted volatilities	66.96% - 103.39%	66.96% - 103.39%
Expected dividend yield	0.00%	0.00%
Early exercise model	2.5	2.5
Number of times steps	500	500

On February 26, 2021 James V. Continenza, Executive Chairman and Chief Executive Officer of Kodak, and the Company entered into an Executive Chairman and CEO Agreement, as amended on November 29, 2023 and November 30, 2022 (the "Employment Agreement"). The Employment Agreement is effective for a three-year period ending on February 26, 2027. Pursuant to the Employment Agreement, Mr. Continenza will not have the right to exercise any stock options granted to him in February 2019 or July 2020 to the extent that, after giving effect to the issuance of the Company's common stock resulting from such exercise, Mr. Continenza (together with his affiliates and any person acting as a group), would beneficially own more than 4.99% of the then issued and outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). The Beneficial Ownership Limitation shall cease and be of no further force and effect upon a Change of Control (as such term is defined in the Company's Amended and Restated 2013 Omnibus Incentive Plan). The restrictions on the exercisability of previous stock option awards were a modification of the original awards. As the February 2019 and July 2020 stock options were fully vested prior to the modification date and there was no incremental value provided in the modification, no additional compensation expense was recognized.

NOTE 24: SHAREHOLDERS' EQUITY

The Company has 560 million shares of authorized stock, consisting of: (i) 500 million shares of common stock, par value $0.01 per share, and (ii) 60 million shares of preferred stock, no par value, issuable in one or more series. As of December 31, 2025, there were 97.4 million shares of common stock outstanding and 1.0 million shares of Series B preferred stock issued and outstanding. At December 31, 2024, there were 80.5 million shares of common stock outstanding, 1.0 million shares of Series B preferred stock issued and outstanding, and 1.2 million shares of Series C preferred stock issued and outstanding.

Preferred Stock

On August 8, 2025, the Company issued 15,103,163 shares of common stock in exchange for all outstanding shares of Series C Preferred Stock, including accrued and unpaid dividends thereon, pursuant to a Series C Preferred Stock Exchange Agreement entered into with the Investor on August 8, 2025. Following the completion of the exchange, the Company had no outstanding shares of Series C Preferred Stock and the Company's obligations with respect to the Series C Preferred Stock were fully discharged.

Treasury Stock

Treasury stock consisted of approximately 3.0 million and 1.3 million shares at December 31, 2025 and 2024, respectively.

Registration Statements

On August 10, 2021, the Company filed a Registration Statement on Form S-3 (Registration No. 254352) to register for possible resale from time to time of up to 44,490,032 shares of common stock, subject to adjustments for stock splits, stock dividends and reclassifications and similar transactions (the "Resale Shares"). The Company registered the Resale Shares to satisfy its obligations under the following agreements:

(1) A registration rights agreement (the "Backstop Registration Rights Agreement"), dated as of September 3, 2013, between the Company and GSO Capital Partners LP, on behalf of various managed funds, BlueMountain Capital Management, LLC, on behalf of various managed funds, George Karfunkel, United Equities Commodities Company, Momar Corporation and Contrarian Capital Management, LLC, on behalf of Contrarian Funds, LLC, which, prior to the expiration of the Backstop Registration Rights Agreement on October 16, 2021, required the registration of certain shares of common stock.

(2) A Series A Preferred Stock repurchase and exchange agreement, dated as of February 26, 2021, with Southeastern Asset Management, Inc. ("Southeastern") and Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust, which are investment funds managed by Southeastern (such investment funds, collectively, the "Purchasers"), extending the registration rights provided under a registration rights agreement, dated as of November 15, 2016, with Southeastern and the Purchasers, to shares of the Company's common stock issuable upon conversion of 1,000,000 shares of Series B Preferred Stock (as defined herein) issued thereunder.

(3) A registration rights agreement, dated as of February 26, 2021, with the Investor, a fund managed by Grand Oaks Capital, providing the Investor with registration rights in respect of shares of the Company's common stock issuable upon conversion of 1,000,000 shares of Series C Preferred Stock (as defined herein) issued pursuant to a Series C Preferred Stock purchase agreement, dated as of February 26, 2021, with the Investor, which registration rights agreement was replaced by an amended and restated registration rights agreement, dated as of August 8,2025, between the Investor and the Company pursuant to which the Company is obligated to register for resale the 15,103,163 shares of common stock issued in the Series C Preferred Share Exchange (of which 14,336,922 shares are already included in the Resale Shares currently registered); and

(4) A securities registration rights agreement, dated as of February 26, 2021, with certain funds affiliated with KLIM (the "Buyers"), providing the Buyers with registration rights in respect of (i) 1,000,000 shares of the Company's common stock and (ii) shares of the Company's common stock issuable upon conversion of $25,000,000 aggregate principal amount of the Company's 5.0% unsecured convertible promissory notes due May 28, 2026, in each case, issued in a private placement transaction pursuant to a securities purchase agreement, dated as of February 26, 2021, with the Buyers.

On August 8, 2024, the Company filed a shelf Registration Statement on Form S-3 (Registration No. 281403) for the offer and sale of securities from time to time in one or more offerings of up to $500,000,000 of common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts, guarantees and units (the "2024 Shelf Registration"). This Registration Statement replaced an equivalent shelf Registration Statement on Form S-3 (Registration No. 254353) originally declared effective on August 12, 2021 which was expiring. The Company will file a prospectus supplement to include the specific terms of any offering or sale under either of these shelf registration statements.

At-The-Market ("ATM") Equity Offering Program

On May 21, 2025, the Company entered into an ATM Equity Offering Sales Agreement (the "Sales Agreement") with BofA Securities, Inc. ("BofA"), pursuant to which the Company may offer and sell under the 2024 Shelf Registration up to $100 million of shares of the Company's common stock, par value $0.01 per share (the "shares"), from time to time, in "at-the-market" offerings through BofA, as sales agent or as principal. The Company intends to use the net proceeds from any sale of the shares for general corporate purposes.

Sales of the shares, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with BofA. BofA will receive a commission from the Company that will not exceed, but may be lower than, 3% of the gross sales price of all shares sold under the Sales Agreement.

During 2025, the Company sold 200,000 shares pursuant to the Sales Agreement for net proceeds of approximately $1 million.

NOTE 25: OTHER COMPREHENSIVE LOSS

The changes in Other comprehensive loss by component, were as follows:

(in millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Currency translation adjustments						
Currency translation adjustments	$	9	$	(16)	$	(8)
Pension and other postretirement benefit plan changes						
Newly established net actuarial gain (loss)		44		(334)		(122)
Newly established prior service cost		—		—		(29)
Tax benefit		—		—		—
Newly established net actuarial gain (loss), net of tax		44		(334)		(151)
Reclassification adjustments:						
Amortization of prior service credit		7		11		9
Amortization of actuarial gains		(6)		(38)		(31)
Recognition of losses due to settlements and curtailments		(68)		(8)		—
Total reclassification adjustments (1)		(67)		(35)		(22)
Tax provision		—		—		—
Reclassification adjustments, net of tax		(67)		(35)		(22)
Pension and other postretirement benefit plan changes, net of tax		(23)		(369)		(173)
Other comprehensive loss	$	(14)	$	(385)	$	(181)

(1) Reclassified to Pension income - refer to Note 20, "Retirement Plans" and Note 21, "Other Postretirement Benefits" for additional information.

NOTE 26: ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is composed of the following:

(in millions)	As of December 31,			
	2025		**2024**	
Currency translation adjustments	$	(127)	$	(136)
Pension and other postretirement benefit plan changes		9		32
Total	$	(118)	$	(104)

NOTE 27: SEGMENT INFORMATION

Kodak has three reportable segments: Print, Advanced Materials and Chemicals and Brand. Kodak's reportable segments are based on a combination of factors that the chief operating decision maker ("CODM") uses to evaluate and manage the business operations, including but not limited to, Kodak's organizational structure, customer base, markets, products and services and related technologies. Kodak does not aggregate operating segments. A description of Kodak's reportable segments follows.

Print: The Print segment is comprised of four lines of business, the Prepress Solutions business: the Prosper business, the Software business and the Electrophotographic Printing Solutions business.

Advanced Materials and Chemicals: The Advanced Materials and Chemicals segment is comprised of five lines of business: the Industrial Film and Chemicals business, the Motion Picture business, the Pharmaceuticals business, the Advanced Materials and Functional Printing business and the IP Licensing and Analytical Services business.

Brand: The Brand segment contains the brand licensing business.

The balance of Kodak's continuing operations, which do not meet the criteria of a reportable segment, are reported in All Other revenues and All Other Operational EBITDA, and primarily represent the operations of EBP, a more than 1,200 acre technology center and industrial complex.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. There are no intersegment sales between the segments.

Kodak's CODM is the Executive Chairman and Chief Executive Officer. Kodak's segment measure of profit and loss is an adjusted earnings before interest, taxes, depreciation and amortization ("Operational EBITDA"). Operational EBITDA represents the consolidated (loss) earnings from continuing operations excluding the provision for income taxes; non-service cost components of pension and other postemployment benefits ("OPEB") income; depreciation and amortization expense; restructuring costs and other; stock-based compensation expense; consulting and other costs; idle costs; interest expense; loss on early extinguishment of debt; other operating (expense) income, net and other (charges) income, net.

The CODM uses Operational EBITDA in assessing segment performance and deciding how to allocate resources for each segment predominantly through the annual budget and forecasting process. The CODM evaluates Operational EBITDA budget-to-actual variances, changes in Operational EBITDA from prior periods and when comparing the results of each segment with one another.

Segment financial information is shown below. Asset information by reportable segment is not disclosed below as this information is not regularly provided to or used by the CODM in assessing performance and allocating resources.

Segment Revenues, Operational EBITDA and Consolidated (Loss) Earnings from Continuing Operations Before Income Taxes

(in millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Print:						
Revenues from external customers	$	715	$	737	$	828
Cost of revenues		572		597		667
Selling, general and administrative expenses		125		130		124
Research and development expenses		15		18		17
Operational EBITDA		3		(8)		20
Advanced Materials and Chemicals:						
Revenues from external customers		316		271		255
Cost of revenues		230		210		203
Selling, general and administrative expenses		34		33		30
Research and development expenses		13		11		12
Operational EBITDA		39		17		10
Brand:						
Revenues from external customers		23		20		17
Selling, general and administrative expenses		3		3		2
Operational EBITDA		20		17		15
Total Operational EBITDA for Reportable Segments		62		26		45
All Other Operational EBITDA		2		2		2
Depreciation and amortization		(29)		(28)		(30)
Restructuring costs and other		(21)		(8)		(10)
Stock-based compensation		(5)		(6)		(7)
Consulting and other costs [1]		—		(1)		13
Idle costs [2]		(5)		(2)		(3)
Other operating (expense) income, net [3]		(4)		10		(6)
Interest expense [3]		(62)		(59)		(52)
Pension income excluding service cost component [3]		128		173		161
Loss on early extinguishment of debt [3]		(7)		—		(27)
Other (charges) income, net [3]		(171)		3		1
Consolidated (loss) earnings from continuing operations before income taxes	$	(112)	$	110	$	87

[1] Consulting and other costs are professional services and internal costs associated with corporate strategic initiatives and litigation. Consulting and other costs included $1 million of income in the year ended December 31, 2025, representing insurance reimbursement of legal costs previously paid by the Company associated with investigations and litigation matters. Consulting and other costs included $15 million of income in the year ended December 31, 2023, representing insurance reimbursement of legal costs previously paid by the Company associated with investigations and litigation matters.

[2] Consists of third-party costs such as security, maintenance, and utilities required to maintain land and buildings in certain locations not used in any Kodak operations and the costs, net of any rental income received, of underutilized portions of certain properties.

[3] As reported in the Consolidated Statement of Operations.

A reconciliation of reportable segment revenues to consolidated revenues follows:

(in millions)	Year Ended December 31,					
	2025		2024		2023	
Total Reportable Segment Revenues	$	1,054	$	1,028	$	1,100
All Other Revenues		15		15		17
Total Consolidated Revenues	$	1,069	$	1,043	$	1,117

In 2025, Kodak increased employee benefit reserves by $2 million primarily reflecting an increase in other employee benefit reserves of $4 million, partially offset by a decrease in workers' compensation reserves of approximately $1 million driven by changes in discount rates and a decrease in other employee benefit reserves of $1 million, driven by favorable experience. The increase in reserves in 2025 impacted SG&A by approximately $2 million.

In 2024, Kodak decreased employee benefit reserves by $2 million primarily reflecting a decrease in workers' compensation reserves of approximately $2 million driven by changes in discount rates. The decrease in reserves in 2024 impacted gross profit and SG&A each by approximately $1 million.

In 2023, Kodak decreased employee benefit reserves by $1 million primarily reflecting a reduction in workers' compensation reserves of approximately $1 million driven by changes in discount rates. The decrease in reserves in 2023 impacted SG&A by approximately $1 million.

Amortization and depreciation expense by segment are not included in the segment measure of profit and loss but are regularly provided to the CODM.

(in millions)	Year Ended December 31,					
Intangible asset amortization expense from continuing operations:	2025		2024		2023	
Print	$	3	$	4	$	4

(in millions)	Year Ended December 31,					
Depreciation expense from continuing operations:	2025		2024		2023	
Print	$	14	$	17	$	17
Advanced Materials and Chemicals		11		6		7
All Other		1		1		1
Total	$	26	$	24	$	25

(in millions)	Year Ended December 31,			
Long-lived assets located in: [1]	2025		2024	
The United States	$	142	$	143
Europe, Middle East and Africa		5		5
Asia Pacific		4		5
Canada and Latin America		40		36
Non-U.S. countries total [2]		49		46
Total	$	191	$	189

[1] Long-lived assets are comprised of property, plant and equipment, net.
[2] Of the total non-U.S. property, plant and equipment in 2025, $39 million was located in Brazil. Of the total non-U.S. property, plant and equipment in 2024, $35 million was located in Brazil.

Major Customers

Kodak Alaris is the only customer that represented 10% or more of Kodak's total net revenue in 2025. There were no customers that represented 10% or more of Kodak's total net revenues in 2024 and 2023.

NOTE 28: BUSINESS COMBINATION

On May 26, 2023 Kodak acquired 100% of the outstanding shares of Graphic Systems Services, Inc., a leading provider of web inkjet press transport systems and other print-related components and engineering services.

The acquisition was immaterial to Kodak's financial position as of December 31, 2023 and its results of operations and cash flows for the year ended December 31, 2023.

NOTE 29: SUBSEQUENT EVENTS

Series B Preferred Stock

On March 11, 2026 (the "Amendment Date"), the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company which amended certain terms of the Series B Certificate of Designations (the "2026 Series B Amendment"). The 2026 Series B Amendment provides (i) if any shares of Series B Preferred Stock have not been converted prior to June 11, 2029, the Company is required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends, (ii) holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 6.0% per annum, (iii) each share of Series B Preferred Stock is convertible, at the option of each holder at any time, into shares of Common Stock at a conversion price of $10.00 per share (subject to certain customary anti-dilution adjustments) and (iv) the Company has the right to cause the mandatory conversion of the Series B Preferred Stock into shares of Common Stock in three tranches of the Series B Preferred Stock if the closing price of the Common Stock has for 45 trading days within a period of 60 consecutive trading days a) equaled or exceeded $14.50 after eighteen months from the Amendment Date, b) equaled or exceeded $15.50 after twenty four months from the Amendment Date and c) equaled or exceeded $16.50 after thirty months from the Amendment Date (in each case, the amounts per share is subject to adjustment in the same manner as the conversion price).

Term Loan Credit Agreement

On March 11, 2026, the Company and the Subsidiary Guarantors entered into the Fourth Amendment to the Amended and Restated Credit Agreement (the "March 2026 Term Loan Credit Agreement Amendment") with the Term Loan Lenders and the Term Loan Agent. The March 2026 Term Loan Credit Agreement Amendment requires the Company to pay $50 million of the Term Loans on or before March 18, 2026 and $50 million on or before June 1, 2026, in each case plus a 1% prepayment fee.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Kodak maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Kodak's reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including Kodak's Executive Chairman and Chief Executive Officer and Kodak's Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Kodak's management, with participation of Kodak's Executive Chairman and Chief Executive Officer and Kodak's Chief Financial Officer, has evaluated the effectiveness of Kodak's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. Kodak's Executive Chairman and Chief Executive Officer and Kodak's Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this Annual Report on Form 10-K, Kodak's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control Over Financial Reporting

The management of Kodak is responsible for establishing and maintaining adequate internal control over financial reporting. Kodak's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Kodak's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Kodak; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of Kodak are being made only in accordance with authorizations of management and directors of Kodak; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kodak's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Kodak's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework" (2013). Based on management's assessment using the COSO criteria, management has concluded that Kodak's internal control over financial reporting was effective as of December 31, 2025. The effectiveness of Kodak's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, Kodak's independent registered public accounting firm, as stated in their report. Refer to Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

Kodak is in the process of a multi-year project to modernize and enhance the Company's global information technology systems, to improve and standardize business and financial processes and to increase the efficiency and effectiveness of financial planning and reporting. As the phased implementation occurs, it may result in changes to processes and procedures which may result in changes to internal controls over financial reporting. As such changes occur, Kodak evaluates whether they materially affect the Company's internal controls over financial reporting.

There have been no changes identified in Kodak's internal control over financial reporting that occurred during Kodak's fourth quarter that has materially affected, or is reasonably likely to materially affect, Kodak's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

The adoption or termination of contracts, instructions or written plans for the purchase or sale of our securities by our Section 16 officers and directors for the three months ended December 31, 2025, which are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1 Plan"), were as follows:

> On November 19, 2025, David E. Bullwinkle, Chief Financial Officer and Senior Vice President, terminated the Rule 10b5-1 Plan adopted by him on December 23, 2024, with respect to the potential exercise of vested stock options and the associated sale of up to 518,289 shares of Kodak common stock, subject to certain conditions, which plan commenced on April 2, 2025 and expired on January 1, 2026 or upon the earlier completion of all authorized transactions under such plan.

> On December 18, 2025, Roger W. Byrd, General Counsel, Secretary and Senior Vice President, terminated the Rule 10b5-1 Plan adopted by him on June 16, 2025, with respect to the potential exercise of vested stock options and the associated sale of up to 135,201 shares of Kodak common stock, subject to certain conditions, which plan commenced on September 15, 2025 and expired on February 19, 2026 or upon the earlier completion of all authorized transactions under such plan.

During the three months ended December 31, 2025, none of our other Section 16 officers or directors adopted or terminated a Rule 10b5-1 trading arrangement or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408 of Regulation S-K.

(a) The information set forth below is included herein for the purpose of providing the disclosure required under "Item 1.01 Entry Into a Material Definitive Agreement," "Item 2.03 Creation of a Direct Financial Obligation under an Off-Balance Sheet Arrangement of a Registrant," "Item 3.03 Material Modification to Rights of Security Holders" and "Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year" of Current Report on Form 8-K in lieu of filing a Form 8-K.

Amendment to Series B Preferred Stock

On March 11, 2026, the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company which amended certain terms of the Series B Certificate of Designations (the "2026 Series B Amendment") that sets forth the terms of the Company's Series B Preferred Stock, liquidation preference of $100 per share (the "Series B Preferred Stock"). Under the amended terms of the Series B Preferred Stock, (i) if any shares of Series B Preferred Stock have not been converted prior to June 11, 2029, the Company is required to redeem such shares at the liquidation preference of $100 per share plus the amount of accrued and unpaid dividends thereon, (ii) holders of Series B Preferred Stock are entitled to receive cumulative dividends payable quarterly in arrears at a rate of 6.0% per annum, (iii) each share of Series B Preferred Stock is convertible, at the option of each holder at any time, into shares of Common Stock at a conversion price of $10.00 per share (subject to certain customary anti-dilution adjustments) and (iv) subject to certain conditions, the Company has the right to cause the mandatory conversion of the Series B Preferred Stock into shares of Common Stock on or after September 11, 2027 if the closing trading price of the Company's Common Stock exceeds certain prices for certain periods of time, in each case, on the terms and conditions set forth in the 2026 Series B Amendment. In addition, holders of the Series B Preferred Stock are entitled to receive a make-whole premium, payable in additional shares of Common Stock, following the conversion of Series B Preferred Stock into shares of Common Stock if a fundamental change has occurred (as described in the 2026 Series B Amendment). The 2026 Series B Amendment also includes certain limitations on the Company's ability to incur certain debt for borrowed money without the consent of the holders of 66 2/3% of the outstanding Series B Preferred Stock, provided that the Company would have the right to redeem the Series B Preferred Stock in full for cash if such consent is not provided (subject to the terms set forth in the 2026 Series B Amendment).

The 2026 Series B Amendment was approved by unanimous consent of the holders of the Series B Preferred Stock.

The foregoing description of the 2026 Series B Amendment and the amended terms of the Company's Series B Preferred Stock is qualified in its entirety by the full text of the 2026 Series B Amendment, which is attached hereto as Exhibit 3.8 to this Annual Report on Form 10-K.

Amendment to Term Loan Credit Agreement

On March 11, 2026, in connection with the 2026 Series B Amendment, the Company and certain of its subsidiaries entered into the Fourth Amendment to its term loan credit agreement (the "Term Loan Amendment"), which amends the Company' Amended and Restated Credit Agreement, dated as of June 30, 2023 (as amended, the "Term Loan Credit Agreement"), between the Company, certain of its subsidiaries, the lenders party thereto from time to time, and Alter Domus (US) LLC, as administrative agent. Certain holders of Series B Preferred Stock as well as funds under common management with holders of the Series B Preferred Stock are lenders under the Term Loan Credit Agreement.

The Term Loan Amendment amends the Company's term loan credit facility to require the Company to prepay an aggregate $50 million principal amount of term loans on or prior to March 18, 2026 and an additional $50 million principal amount of term loans on or prior to June 1, 2026, in each case, plus a prepayment premium equal to one percent of the principal amount of term loans so prepaid.

The foregoing description of the Term Loan Amendment does not purport to be complete and is qualified in its entirety by reference to the Term Loan Amendment, a copy of which is attached as Exhibit 10.36 to this Annual Report on Form 10-K.

Investor Rights Agreement

On March 11, 2026, in connection with the 2026 Series B Amendment, the Company entered into an Investor Rights Agreement (the "Series B Investor Rights Agreement") with Kennedy Lewis Investment Management LLC (together with its affiliates and certain funds, accounts or clients managed, advised or sub-advised by Kennedy Lewis Investment Management LLC or its affiliates (collectively, "Kennedy Lewis"). Under the terms of the Series B Investor Rights Agreement, Kennedy Lewis is entitled to certain preemptive rights in connection with future issuances of the Company's equity securities and the Company is entitled to rights of first refusal in connection with any proposed transfer by Kennedy Lewis of the Series B Preferred Stock, in each case, subject to customary terms and conditions. In addition, the Company has agreed to provide Kennedy Lewis with a reasonable opportunity to participate in future debt financings.

The foregoing description of the Series B Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Series B Investor Rights Agreement, a copy of which is attached as Exhibit 4.7 to this Annual Report on Form 10-K.

Registration Rights Agreement

On March 11, 2026, in connection with the 2026 Series B Amendment, the Company entered into a Registration Rights Agreements (the "Series B Registration Rights Agreement") with Kennedy Lewis. Under the terms of the Series B Registration Rights Agreement, Kennedy Lewis (i) is entitled to require the Company to register for resale the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, along with other shares of Common Stock held by Kennedy Lewis, on a shelf registration statement and (ii) has certain demand rights with respect to takedowns from such shelf registration statement. The Series B Registration Rights Agreement includes customary terms and conditions, including certain customary indemnification obligations.

The foregoing description of the Series B Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Series B Registration Rights Agreement, a copy of which is attached as Exhibit 4.5 to this Annual Report on Form 10-K.

Amended Board Rights Agreement

On March 11, 2026, in connection with the 2026 Series B Amendment and the Term Loan Amendment, the Company entered into an amendment (the "Amended Board Rights Agreement") to the letter agreement with Kennedy Lewis, pursuant to which Kennedy Lewis has the right to nominate one individual for election as a member of the Company's board of directors. Under the Amended Board Rights Agreement, Kennedy Lewis' board nomination right will continue for so long as Kennedy Lewis holds at least $200 million of the term loans outstanding under the Term Loan Credit Agreement or 50% of the Series B Preferred Stock (including any shares of Common stock issued upon conversion of the Series B Preferred Stock).

The foregoing description of the Amended Board Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Board Rights Agreement, a copy of which is attached as Exhibit 4.6 to this Annual Report on Form 10-K.

Beneficial Ownership Side Letter

On March 11, 2026, in connection with the 2026 Series B Amendment, the Company entered into an amendment to an existing agreement (the "Side Letter") with Kennedy Lewis Management LP and Kennedy Lewis Capital Partners Master Fund III LP, KLIM Delta HQC3 LP, Kennedy Lewis (EU) SPV LP and KLCP Co-Investment Opportunities III LP, (each, a "Fund") which provides that no Fund shall have the right to convert any shares of Series B Preferred Stock to the extent that after giving effect to such conversion, the Fund, together with the Fund's Attribution Parties (as defined in the Side Letter), would collectively beneficially own a number of shares of Common Stock of the Company in excess of 4.99% of the number of shares of Common Stock outstanding (the "Beneficial Ownership Limitation"). The Funds may increase or decrease the Beneficial Ownership Limitation at any time upon not less than sixty-one (61) days' prior written notice to the Company.

The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the Side Letter, a copy of which is attached as Exhibit 4.8 to this Annual Report on Form 10-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board of Directors and Corporate Governance - Director Nominees" in the Company's Notice of 2026 Annual Meeting and Proxy Statement (the "Proxy Statement"), which will be filed within 120 days after December 31, 2025. The information required by Item 10 regarding audit committee composition and audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board of Directors and Corporate Governance - Committees of the Board - Audit and Finance Committee" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I of this report under the caption "Information About our Executive Officers." The information required by Item 10 regarding our Insider Trading Policy is incorporated by reference from information under the caption "Insider Trading Policy" in the Proxy Statement. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference, if necessary, from information under the caption "Security Ownership of Certain Beneficial Owners and Management – Delinquent Section 16(a) Reports" in the Proxy Statement.

We have adopted a Business Conduct Guide that applies to all of our officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions, as well as a Directors' Code of Conduct that applies to our directors. Our Business Conduct Guide and Directors' Code of Conduct are posted on our website located at http://investor.kodak.com/corporate-governance/supporting-documents. We intend to disclose future amendments to certain provisions of the Business Conduct Guide and Directors' Code of Conduct and waivers of the Business Conduct Guide or Directors' Code of Conduct granted to executive officers and directors on the website within four business days following the date of the amendment or waiver.

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other transactions in the Company's securities by directors, officers, and employees, or the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company (the "Insider Trading Policy"). The Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from the information under the following captions in the Proxy Statement: "Executive Compensation," "Director Compensation" and "Board of Directors and Corporate Governance – Compensation, Nominating and Governance Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. "Securities Authorized for Issuance Under Equity Compensation Plans" is shown below.

EQUITY COMPENSATION PLAN INFORMATION

Information as of December 31, 2025, regarding the Company's equity compensation plans is summarized in the following table:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units and Restricted Stock Awards	Weighted-Average Exercise Price of Outstanding Options [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) [2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,270,866	$ 8.32	8,607,862
Equity compensation plans not approved by security holders	—	—	—
Total	6,270,866	$ 8.32	8,607,862

[1] Represents the weighted-average exercise price of outstanding stock options. The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units and restricted stock awards under the Amended and Restated 2013 Omnibus Incentive Plan, as amended (the "Plan"), which do not have an exercise price.

[2] For the purposes of the number of shares available under the Plan: (i) outstanding stock options awarded on or prior to May 19, 2021 count as a fraction of a share, based on the fair market value of the stock option relative to the closing stock price on the date of grant, and (ii) outstanding stock options awarded after May 19, 2021 count as one share.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance – Director Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference from the information under the caption "Principal Accountant Fees and Services" in the Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

The financial statements filed as part of this Annual Report on Form 10-K are included in Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

The applicable financial statement schedules are included below:

1. Valuation and qualifying accounts

Schedule II

Eastman Kodak Company
Valuation and Qualifying Accounts

(in millions)	Beginning Balance	Additions	Net Deductions and Other	Ending Balance
Year ended December 31, 2025				
Reserve for doubtful accounts	$ 7	3	3	$ 7
Deferred tax valuation allowance	$ 671	145	227	$ 589
Year ended December 31, 2024				
Reserve for doubtful accounts	$ 8	2	3	$ 7
Deferred tax valuation allowance	$ 778	103	210	$ 671
Year ended December 31, 2023				
Reserve for doubtful accounts	$ 7	3	2	$ 8
Deferred tax valuation allowance	$ 826	62	110	$ 778

All other schedules have been omitted because they are not applicable or the information required is shown in the financial statements or notes thereto.

(3) Exhibits

The exhibits listed in the accompanying Index to Exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Eastman Kodak Company
Index to Exhibits

Exhibit Number	
(3.1)	Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 as filed on September 3, 2013).
(3.2)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company. (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K as filed November 16, 2016).
(3.3)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit (3.1) of the Company's Current Report on Form 8-K as filed September 12, 2019).
(3.4)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit (3.2) of the Company's Current Report on Form 8-K as filed September 12, 2019).
(3.5)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K as filed December 29, 2020).
(3.6)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K as filed March 1, 2021).
(3.7)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K as filed March 1, 2021).
(3.8)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company, filed herewith.
(3.9)	Fourth Amended and Restated By-Laws of Eastman Kodak Company (Incorporated by reference to Exhibit (3.5) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 as filed on May 12, 2020).
(4.1)	Registration Rights Agreement between Eastman Kodak Company and certain stockholders listed on Schedule 1 thereto, dated September 3, 2013. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-K as filed on September 3, 2013).
(4.2)	Series C Preferred Stock Exchange Agreement, dated as of August 8, 2025, by and between Eastman Kodak Company and GO EK Ventures IV, LLC (Incorporated by reference to Exhibit (4.1) of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 as filed August 11, 2025).
(4.3)	Amended and Restated Registration Rights Agreement, dated as of August 8, 2025, by and between Eastman Kodak Company and GO EK Ventures IV, LLC (Incorporated by reference to Exhibit (4.2) of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 as filed August 11, 2025).
(4.4)	Registration Rights Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, Kennedy Lewis Capital Partners Master Fund LP and Kennedy Lewis Capital Partners Master Fund II LP. (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K as filed March 1, 2021).
(4.5)	Registration Rights Agreement, dated as of March 11, 2026, by and among Eastman Kodak Company and Kennedy Lewis Investment Management LLC (together with its affiliates and certain funds, accounts or clients managed, advised or sub-advised by Kennedy Lewis Investment Management LLC or its affiliates), filed herewith.

(4.6)	Amended and Restated Board Rights Agreement, dated as of March 11, 2026, by and between Eastman Kodak Company and Kennedy Lewis Investment Management LLC, filed herewith.
(4.7)	Investor Rights Agreement, dated as of March 11, 2026, by and among Eastman Kodak Company and Kennedy Lewis Investment Management LLC (together with its affiliates and certain funds, accounts or clients managed, advised or sub-advised by Kennedy Lewis Investment Management LLC or its affiliates), filed herewith.
(4.8)	Letter Agreement, dated as of March 11, 2026, by and among Eastman Kodak Company and Kennedy Lewis Management LP, Kennedy Lewis Capital Partners Master Fund III LP, KLIM Delta HQC3 LP, Kennedy Lewis (EU) SPV LP and KLCP Co-Investment Opportunities III LP, filed herewith.
(4.9)	Description of Securities, filed herewith.
*(10.1)	Eastman Kodak Company 2013 Omnibus Incentive Plan (As Amended and Restated effective May 20, 2020 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 as filed August 11, 2020).
*(10.2)	First Amendment to the Eastman Kodak Company 2013 Omnibus Incentive Plan, as amended and restated (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 as filed on August 10, 2021).
*(10.3)	Second Amendment to the Eastman Kodak Company 2013 Omnibus Incentive Plan, as amended and restated (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 as filed on August 8, 2024).
*(10.4)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 as filed on November 12, 2013).
*(10.5)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 as filed on May 7, 2015).
*(10.6)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit and Nonqualified Stock Option Award Agreement (with Modified Accelerated Vesting).(Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed on March 7, 2017).
*(10.7)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit and Nonqualified Stock Option Award Agreement (with Continued Vesting). (Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed on March 7, 2017).
*(10.8)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit and Nonqualified Stock Option Award Agreement (with Forfeiture upon Termination). (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 as filed on August 9, 2017).
*(10.9)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed on March 19, 2014).
*(10.10)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Restricted Stock Unit Award Agreement (One Year Vesting). (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 as filed on August 9, 2017).
*(10.11)	Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Quarterly Director Restricted Stock Unit Award Agreement (Immediate Vesting). (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 as filed on November 7, 2019).

*(10.12)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Nonqualified Stock Option Award Agreement (multiple tranches). (Incorporated by reference to Exhibit (10.2) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 as filed on November 10, 2020).

*(10.13)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Nonqualified Stock Option Award Agreement (multiple tranches). (Incorporated by reference to Exhibit (10.3) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 as filed on November 10, 2020).

*(10.14)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit Award Agreement (with Immediate Vesting) (Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

*(10.15)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit Award Agreement (with Modified Accelerated Vesting) (Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

*(10.16)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 as filed on August 10, 2021).

*(10.17)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Continenza Performance Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 as filed on May 9, 2024).

*(10.18)   Eastman Kodak Company Deferred Compensation Plan for Directors dated December 26, 2013. (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed on March 19, 2014).

*(10.19)   Eastman Kodak Company Officer Severance Policy, effective as of November 10, 2015 and revised as of February 16, 2023. (Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed on March 16, 2023).

*(10.20)   Eastman Kodak Company Executive Compensation for Excellence and Leadership (as amended and restated January 1, 2014). (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 as filed on May 6, 2014).

*(10.21)   Eastman Kodak Company Sales Executive Compensation Plan and Form of Notification Letter, (Incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 as filed on March 14, 2024).

*(10.22)   Executive Chairman and CEO Agreement between Eastman Kodak Company and James V. Continenza, dated November 29, 2023 (Incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 as filed on March 14, 2024).

*(10.23)   Executive Chairman and CEO Agreement between Eastman Kodak Company and James V. Continenza, dated February 23, 2026, filed herewith.

*(10.24)   Employment Agreement between Eastman Kodak Company and David E. Bullwinkle, dated June 20, 2016. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 as filed on August 9, 2016).

*(10.25)   Description of David E. Bullwinkle Compensation Increase. (Incorporated by reference to the description in Item 5.02 in the Company's Current Report on Form 8-K as filed on November 30, 2018).

*(10.26)   Letter Agreement Regarding Special Severance Plan dated May 31, 2018 between Eastman Kodak Company and Roger W. Byrd, Incorporated by reference to Exhibit (10.31) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 as filed on March 17, 2020).

(10.27)   Amendment No. 2 to Letter of Credit Facility Agreement, dated as of June 30, 2023, by and among the Company, the Subsidiary Guarantors named therein and Bank of America, N.A., as Agent, Lender and Issuing Bank, including as an exhibit the Amended and Restated Letter of Credit Facility Agreement (Incorporated by reference to Exhibit (10.2) of the Company's Current Report on Form 8-K as filed on July 7, 2023).

(10.28)   Amendment No. 3 to Letter of Credit Facility Agreement, dated as of February 26, 2025, by and among the Company, the Subsidiary Guarantors named therein and Bank of America, N.A., as Agent, Lender and Issuing Bank (Incorporated by reference to Exhibit (10.28) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as filed on March 17, 2025).

(10.30)   Amendment No. 4 to Letter of Credit Facility Agreement, dated as of November 4, 2025, by and among the Company, the Subsidiary Guarantors named therein and Bank of America, N.A., as Agent, Lender and Issuing Bank (Incorporated by reference to Exhibit (10.2) of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 as filed on November 6, 2025).

(10.31)   Security Agreement, dated February 26, 2021, from the Grantors referred to therein, as Grantors, to Bank of America, N.A., as Agent (Incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

(10.32)   First Amendment to Credit Agreement, dated as of June 30, 2023, by and among the Company, the Subsidiary Guarantors named therein, the Lenders named therein and Alter Domus (US), LLC, as Administrative Agent, including as exhibits the Amended and Restated Term Loan Credit Agreement and Guarantee and Collateral Agreement, as amended (Incorporated by reference to Exhibit (10.1) of the Company's Current Report on Form 8-K as filed on July 7, 2023).

(10.33)   First Amendment to Amended and Restated Credit Agreement, dated as of February 26, 2025, by and among the Company, the other Loan Parties named therein, the Lenders named therein and Alter Domus (US), LLC, as Administrative Agent (Incorporated by reference to Exhibit (10.31) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as filed on March 17, 2025).

(10.34)   Second Amendment to Amended and Restated Credit Agreement, dated as of May 7, 2025, by and among the Company, the other Loan Parties named therein, the Lenders named therein and Alter Domus (US), LLC, as Administrative Agent (Incorporated by reference to Exhibit (10.3) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 as filed on May 8, 2025.)

(10.35)   Third Amendment to Amended and Restated Credit Agreement, dated as of November 4, 2025, by and among the Company, the other Loan Parties named therein, the Lenders named therein and Alter Domus (US), LLC, as Administrative Agent (Incorporated by reference to Exhibit (10.1) of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 as filed on November 6, 2025).

(10.36)   Fourth Amendment to Amended and Restated Credit Agreement, dated as of March 11, 2026, by and among the Company, the other Loan Parties named therein, the Lenders named therein and Alter Domus (US), LLC, as Administrative Agent, filed herewith.

(10.37)   Securities Purchase Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, Kennedy Lewis Capital Partners Master Fund LP and Kennedy Lewis Capital Partners Master Fund II LP. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.38)#   Agreement of Purchase and Sale, dated as of November 20, 2024), by and between Mastercard Foundation and Trust Under the Kodak Retirement Income Plan (Incorporated by reference to Exhibit (10.37) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as filed on March 17, 2025).

(10.39)#   Commitment Agreement, dated as of October 14, 2025, by and among Metropolitan Tower Life Insurance Company, Eastman Kodak Company, acting solely in its capacity as the sponsor of the Kodak Retirement Income Plan (the "Plan"), and State Street Global Advisors Trust Company, acting solely in its capacity as the independent fiduciary of the Plan, filed herewith.

(10.40)   Amended and Restated Settlement Agreement (Eastman Business Park) between Eastman Kodak Company, the New York State Department of Environmental Conservation, and the New York State Urban Development Corporation d/b/a Empire State Development, dated August 6, 2013. (Incorporated by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 as filed on November 12, 2013).

(19)   Eastman Kodak Company Policy on Insider Trading (Incorporated by reference to Exhibit (19) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as filed on March 17, 2025).

(21)   Subsidiaries of Eastman Kodak Company, filed herewith.

(23.1)   Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.

(31.1)   Certification signed by James V. Continenza, filed herewith.

(31.2)   Certification signed by David E. Bullwinkle, filed herewith.

(32.1)[1]   Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by James V. Continenza, furnished herewith.

(32.2)[1]   Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by David E. Bullwinkle, furnished herewith.

(97)   Eastman Kodak Company Compensation Recoupment (Clawback) Policy (Incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 as filed on March 14, 2024).

101.INS   Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH   Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104   Cover page formatted as Inline XBRL and contained in Exhibit 101

* Management contract or compensatory plan or arrangement.

Certain identified information has been omitted by means of marking such information with asterisks in reliance on Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

[1] Furnished herewith. The certifications that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10 K), irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By: /s/ James V. Continenza
James V. Continenza
Executive Chairman and Chief Executive Officer
March 12, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
By: /s/ James V. Continenza James V. Continenza	Executive Chairman and Chief Executive Officer (Principal Executive Officer)
By: /s/ David E. Bullwinkle David E. Bullwinkle	Chief Financial Officer and Senior Vice President (Principal Financial Officer)
By: /s/ Richard T. Michaels Richard T. Michaels	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)
By: /s/ David P. Bovenzi David P. Bovenzi	Director
By: /s/ Philippe D. Katz Philippe D. Katz	Director
By: /s/ Kathleen B. Lynch Kathleen B. Lynch	Director
By: /s/ Jason New Jason New	Director
By: /s/ Darren L. Richman Darren L. Richman	Director
By: /s/ Michael E. Sileck, Jr. Michael E. Sileck, Jr.	Director

Date: March 12, 2026

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NOTICE OF 2026 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice: April 9, 2026

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

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TABLE OF CONTENTS

CAUTIONARY NOTE:

This proxy statement includes "forward–looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Forward–looking statements include statements concerning Eastman Kodak Company's plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, liquidity, investments, financing needs and business trends and other information that is not historical information. When used in this document, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "predicts," "strategy," "continues," "goals," "targets" or future or conditional verbs, such as "will," "should," "could," "would," or "may," and similar words and expressions, as well as statements that do not relate strictly to historical or current facts, are intended to identify forward–looking statements. All forward–looking statements, including management's examination of historical operating trends and data, are based upon our current expectations and assumptions. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results or outcomes, or timing of actual results or outcomes, to differ materially from historical results or those expressed in or implied by such forward-looking statements. Important factors that could cause actual events, results or outcomes, or their timing, to differ materially from the forward-looking statements include, among others, the risks and uncertainties described in more detail in our Annual Report on Form 10–K under the headings "Business," "Risk Factors," "Legal Proceedings" and/or "Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources," and in other filings we make with the Securities and Exchange Commission (SEC) from time to time.

Future events and other factors may cause our actual results or outcomes to differ materially from the forward–looking statements. All forward–looking statements attributable to us or persons acting on our behalf apply only as of the date of this proxy statement and are expressly qualified in their entirety by the cautionary statements included or referenced in this document. We undertake no obligation to update or revise forward–looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by law.

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April 9, 2026

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 20, 2026 at 9:00 a.m. Eastern Time. The Annual Meeting will be conducted as a virtual meeting of shareholders by means of a live webcast. We believe hosting a virtual meeting enables greater shareholder attendance and participation from any location. You will be able to attend the Annual Meeting online, vote your shares electronically, and submit your questions during the meeting by visiting ***meetnow.global/MTXJGWA*** *and entering the 15-digit control number on your proxy card or Notice of Internet Availability of Proxy Materials. There is no physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. For additional information regarding procedures for attending the Annual Meeting, see "What do I need to do to participate in the Annual Meeting?" in the accompanying Proxy Statement.*

Whether or not you will participate in the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card (if you have requested and received a printed copy of the proxy materials) or voting instruction form. We encourage you to use the internet, as it is the most cost-effective way to vote. Even if you have voted by internet, telephone or proxy card, you may still vote online if you participate in the virtual meeting. We would like to take this opportunity to remind you that your vote is very important.

Sincerely,

James V. Continenza
Executive Chairman and Chief Executive Officer

Eastman Kodak Company | 343 State Street | Rochester, NY | 14650

NOTICE OF THE 2026 ANNUAL MEETING OF SHAREHOLDERS

The 2026 Annual Meeting of Shareholders (Annual Meeting) of Eastman Kodak Company will be held on Wednesday, May 20, 2026 at 9:00 a.m. Eastern Time, virtually via a live webcast at meetnow.global/MTXJGWA. To attend the Annual Meeting, you will need your 15-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials. For additional information regarding procedures for attending the Annual Meeting, see "What do I need to do to participate in the Annual Meeting?" in the accompanying Proxy Statement. We are asking our shareholders to vote on the following proposals at the Annual Meeting:

1. Election of the seven director nominees named in the Proxy Statement for a term of one year or until their successors are duly elected and qualified.
2. Advisory vote to approve the compensation of our named executive officers.
3. Advisory vote on the frequency of future advisory votes on the compensation of our named executive officers.
4. Approval of the Third Amendment to the Amended and Restated 2013 Omnibus Incentive Plan.
5. Ratification of the Audit and Finance Committee's selection of Ernst & Young LLP as our independent registered public accounting firm.
6. Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors recommends you vote FOR each of the nominees listed in Proposal 1, FOR Proposals 2, 4 and 5, and <u>ONE YEAR</u> for Proposal 3.

If you held your shares at the close of business on March 23, 2026, you are entitled to vote at the Annual Meeting.

We follow the Securities and Exchange Commission's "e-proxy" rules that allow public companies to furnish proxy materials to their shareholders over the internet. These rules allow us to provide you with the information you need while lowering the cost of delivery.

If you have any questions about the Annual Meeting, please contact: Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0235, (585) 724-4053, e-mail: **shareholderservices@kodak.com.**

By Order of the Board of Directors

Roger W. Byrd

Roger W. Byrd
General Counsel, Secretary and Senior Vice President
Eastman Kodak Company
April 9, 2026

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 20, 2026: The Notice of the 2026 Annual Meeting and Proxy Statement and 2025 Annual Report on Form 10-K are available at www.envisionreports.com/KODK

PROXY STATEMENT

QUESTIONS & ANSWERS

Q. *Why am I receiving these proxy materials?*

A. Our Board of Directors (the Board) is providing these proxy materials to you on the internet, or has delivered printed versions to you by mail if requested, in connection with the 2026 Annual Meeting of Shareholders (the Annual Meeting) of Eastman Kodak Company (the Company), which will take place on Wednesday, May 20, 2026 at 9:00 a.m. Eastern Time. We are holding the Annual Meeting virtually by means of a live webcast. By visiting meetnow.global/MTXJGWA, you will be able to attend the Annual Meeting online, vote your shares, and submit your questions during the meeting via the internet. There will not be a physical meeting location, and you will not be able to attend in-person. Please note that if you hold your shares in "street name" through a bank, broker or other nominee, you must contact your bank, broker or other nominee to obtain a legal proxy, and register in advance with Computershare to attend and vote at the Annual Meeting. Please see "How do I register to participate in the Annual Meeting?" below. As a shareholder, you are invited to attend the Annual Meeting online and are entitled and requested to vote on the proposals described in this Proxy Statement. We are making these proxy materials available to you on April 9, 2026.

Q. *What is included in these proxy materials?*

A. These proxy materials include:

- Notice of the Annual Meeting and Proxy Statement; and
- Our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 10-K").

If you received printed versions of the proxy materials by mail, these proxy materials also include a proxy card.

Q. *What am I voting on?*

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 20, 2026 at 9:00 a.m. Eastern Time, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of the seven director nominees named in this Proxy Statement for a term of one year or until their successors are duly elected and qualified.

2. Advisory vote to approve the compensation of our named executive officers.

3. Advisory vote on the frequency of future advisory votes on the compensation of our named executive officers.

4. Approval of the Third Amendment to the Amended and Restated 2013 Omnibus Incentive Plan.

5. Ratification of the Audit and Finance Committee's selection of Ernst & Young LLP as our independent registered public accounting firm.

The Board recommends you vote FOR each of the director nominees listed in Proposal 1, FOR Proposals 2, 4 and 5, and ONE YEAR for Proposal 3.

Q. *Will any other matters be voted on?*

A. We are not aware of any other matters that shareholders will be asked to vote on at the Annual Meeting. If any other matter is properly brought before the Annual Meeting, the named proxies, James V. Continenza and Roger W. Byrd, will vote for you on such matter in their discretion. New Jersey law (under which the Company is incorporated) requires you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. *Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?*

A. We follow the SEC's "e-proxy" rules that allow public companies to furnish proxy materials to shareholders over the internet. The "e-proxy" rules remove the requirement for public companies to automatically send shareholders a full, printed copy of proxy materials. We mailed the Notice of Internet Availability to many of our shareholders on April 9, 2026.

The Notice of Internet Availability provides instructions on how to:
- View our proxy materials for the Annual Meeting on the internet and vote; and
- Request a printed copy of the proxy materials.

In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save us the cost of mailing documents to you.

Q. _Why didn't I receive a notice in the mail about the internet availability of the proxy materials?_

A. We are providing some of our shareholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice of Internet Availability.

In addition, we are providing the Notice of Internet Availability by e-mail to those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where the proxy materials are available.

Q. _Where can I view the proxy materials on the internet?_

A. We are making this Proxy Statement and voting instructions available to shareholders on April 9, 2026, at www.envisionreports.com/KODK**.** We are also making our 2025 10-K available at the same time and by the same method. The 2025 10-K is not a part of the proxy solicitation material and is not incorporated herein by reference.

Q. _How can I receive a printed copy of the proxy materials?_

A. **Shareholder of Record.** You may request a printed copy of the proxy materials by any of the following methods:

- Telephone: call toll-free at 1-866-641-4276;
- Internet at www.envisionreports.com/KODK; or
- E-mail at investorvote@computershare.com. Reference "Proxy Materials Eastman Kodak Company" in the subject line. In the message, include your full name and address, provide the 15-digit control number located in the shaded bar on the Notice of Internet Availability/proxy card, and state that you want to receive a paper copy of current and/or future meeting materials.

To facilitate timely delivery, your request must be received by May 8, 2026.

Beneficial Owner. You may request a printed copy of the proxy materials by following the instructions provided to you by your bank, broker or other nominee.

Q. _What is the difference between holding shares as a shareholder of record and as a beneficial owner?_

A. Most of our shareholders hold their shares in "street name" through a bank, broker or other nominee (beneficial owner) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shareholders of record and beneficial owners.

Shareholder of Record. If your shares are registered in your name with our transfer agent, Computershare, you are considered the shareholder of record of these shares, and we are making these proxy materials available directly to you. As a shareholder of record, you have the right to give your voting proxy to our management or a third party, or to vote electronically via the internet at the Annual Meeting.

Beneficial Owner. If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name," and your bank, broker or nominee is making these proxy materials available to you together with a voting instruction form. As the beneficial owner, you have the right to direct your bank, broker or nominee on how to vote your shares. Your bank, broker or nominee has enclosed or provided voting instructions for you to use in directing the bank, broker or nominee on how to vote your shares. You are also invited to participate in the Annual Meeting; however; you may not attend the Annual Meeting as a shareholder unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares and register in advance with Computershare. For more information, see "How do I register to participate in the Annual Meeting?" below.

Q. _How do I vote?_

A. **Shareholder of Record.** If you are a shareholder of record, there are four ways to vote:

- By internet at www.envisionreports.com/KODK. We encourage you to vote this way.
- By touch tone telephone: within the U.S.A., U.S. territories and Canada, call toll-free at 1-800-652-VOTE (8683); or outside the U.S.A., U.S. territories and Canada, call collect at 1-781-575-2300.
- By completing and mailing your proxy card (if you requested and received a printed copy of the proxy materials).
- By using the electronic voting options included as part of the live webcast during the Annual Meeting at meetnow.global/MTXJGWA.

Votes submitted during the Annual Meeting must be received no later than the closing of the polls at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your bank, broker or nominee.

Whether you are a shareholder of record or a beneficial owner, your shares will be voted as you indicate.

Q. *What happens if I do not give specific voting instructions?*

A. **Shareholder of Record.** If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by our Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the named proxies, James V. Continenza and Roger W. Byrd, will vote your shares in the manner recommended by our Board (i.e., FOR each of the director nominees named in Proposal 1, FOR Proposals 2, 4 and 5 and ONE YEAR for Proposal 3) and in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner. If you do not provide your bank, broker or nominee with specific voting instructions, or if you do not obtain a legal proxy that gives you the right to vote the shares electronically via the internet at the Annual Meeting, your shares will not be voted or counted with respect to Proposals 1, 2, 3 and 4 which are non-routine proposals. Your bank, broker or nominee has discretionary authority to vote your uninstructed shares with respect to Proposal 5, which is a routine proposal. Uninstructed shares with respect to non-routine proposals (Proposals 1, 2, 3 and 4) for which your bank, broker or nominee does not have discretionary authority are known as "broker non-votes."

Q. *Who can vote?*

A. You must be a shareholder of record or a beneficial owner as of the close of business on March 23, 2026, the record date for the Annual Meeting (Record Date), to be eligible to vote at the Annual Meeting. Each share of common stock is entitled to one vote.

Q. *How can I change my vote or revoke my proxy?*

A. **Shareholder of Record.** If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a new vote by internet or telephone;
- Returning a timely, properly completed, later-dated proxy card; or
- Sending a timely, written notification of revocation to Roger W. Byrd, Secretary, at our principal executive office.

Shareholders who participate in the Annual Meeting and who have not voted their shares prior to the Annual Meeting or who wish to change their vote will be able to vote their shares electronically via the internet at the Annual Meeting while the polls are open. Attending the meeting without voting during the meeting will not, by itself, revoke a previously submitted proxy unless you specifically request your prior proxy be revoked. Only your latest, properly submitted vote will be counted.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions provided by your bank, broker or nominee.

Q. *What vote is required to approve each proposal?*

A. The following table describes the voting requirements for each proposal:

Proposal 1 – Election of Directors	As set forth in our Fourth Amended and Restated By-Laws, as amended (By-laws), the Board has adopted a majority voting standard for uncontested director elections. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected at the Annual Meeting, the 2026 election of directors is an uncontested election.
	To be elected in an uncontested election, a director nominee must be elected by a majority of the votes cast with respect to that director nominee. A majority of the votes cast means that the number of votes cast FOR a nominee's election must exceed the number of votes cast AGAINST the nominee's election. Each nominee receiving more votes FOR his or her election than votes AGAINST his or her election will be elected.

Proposal 2 – Advisory Vote to Approve the Compensation of our Named Executive Officers	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting by holders entitled to vote thereon. However, because this is an advisory vote, the results of the vote are not binding on the Board or our Compensation, Nominating and Governance Committee who value the opinions expressed by our shareholders in their votes on this proposal. The outcome of the vote will be taken under advisement by the Board and the Compensation, Nominating and Governance Committee in future consideration and development of our compensation practices.
Proposal 3 – Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of our Named Executive Officers	The frequency that receives the most votes cast at the Annual Meeting by holders entitled to vote thereon will be approved on an advisory basis. However, because this is an advisory vote, the results of the vote are not binding on the Board or our Compensation, Nominating and Governance Committee who value the opinions expressed by our shareholders in their votes on this proposal. The outcome of the vote will be taken under advisement by the Board and the Compensation, Nominating and Governance Committee in future consideration and development of our compensation practices.
Proposal 4 – Approval of the Third Amendment to the Amended and Restated 2013 Omnibus Incentive Plan	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting by holders entitled to vote thereon.
Proposal 5 – Ratification of the Audit and Finance Committee's Selection of Ernst & Young LLP as our Independent Registered Public Accounting Firm	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting by holders entitled to vote thereon.

Q. *How are votes counted?*

A. For Proposal 1, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each of the nominees. In tabulating the voting results for the election of directors, only votes "FOR" and "AGAINST" will impact the outcome of the vote. For Proposal 1, abstentions are not counted and will not impact the outcome of the vote. Broker non-votes are not counted and will not impact the outcome of the vote.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to Proposals 2, 4 and 5. In tabulating the voting results for these proposals, "FOR" and "AGAINST" votes are counted. For Proposals 2, 4 and 5, abstentions are not counted and will not impact the outcome of the vote. With respect to Proposals 2 and 4, broker non-votes are not counted and will not impact the outcome of the vote. A bank, broker or nominee will have discretionary authority to vote on Proposal 5 relating to the ratification of the selection of our independent registered public accounting firm. Since brokers have authority to vote on behalf of beneficial owners with respect to Proposal 5, there will be no broker non-votes for Proposal 5.

For Proposal 3, you are being asked to vote to set a one, two or three year interval between shareholder "say-on-pay" votes. The outcome of this vote will be determined by a plurality of the votes cast. This means that the frequency receiving the greatest number of votes will be deemed to have been selected by the shareholders. Abstentions and broker non-votes will not impact the outcome of the vote.

Q. *Who will count the vote?*

A. Computershare will count the votes. A representative from Computershare will serve as the inspector of election.

Q. *Who can attend the virtual Annual Meeting?*

A. If you held your shares as of the close of business on the Record Date, you may attend the virtual Annual Meeting and electronically vote on the proposals for consideration at the Annual Meeting. Beneficial owners holding shares in "street name" must register in advance to participate in the Annual Meeting. See "How do I register to participate in the Annual Meeting?" below.

Q. *What do I need to do to participate in the Annual Meeting?*

A. We will conduct the Annual Meeting as a virtual meeting of shareholders by means of a live webcast. We aim to provide shareholders the same rights and comparable opportunities for participation that have been historically provided at our in-person annual meetings.

You are entitled to participate in the Annual Meeting only if you were a shareholder of the Company as of the close of business on the Record Date or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held, and you will not be able to attend the Annual Meeting in person.

Shareholders will be able to attend the Annual Meeting online and submit questions during the meeting by visiting meetnow.global/MTXJGWA. You also will be able to vote your shares online by attending the Annual Meeting by webcast. To participate in the Annual Meeting, you will need to review the information included on your Notice of Internet Availability, on your proxy card or on the instructions that accompanied your proxy materials. You will need to enter the 15-digit control number on your proxy card or Notice of Internet Availability.

If you are a Beneficial Owner, you must register in advance using the instructions below.

The online Annual Meeting will begin promptly at 9:00 a.m. Eastern Time. We encourage you to access the meeting prior to the start time leaving ample time for the check-in process. Please follow the registration instructions as outlined in this Proxy Statement.

Q. *How do I register to participate in the Annual Meeting?*

A. If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet. Please follow the instructions on the Notice of Internet Availability or proxy card you received.

If you are a Beneficial Owner holding your shares through an intermediary, such as a bank, broker or other nominee, you must obtain a legal proxy from your bank, broker or nominee and register in advance to attend the Annual Meeting virtually on the internet. To register to attend the Annual Meeting online by webcast you must submit proof of your legal proxy obtained from your bank, broker or other nominee, reflecting your Kodak holdings along with your name and e-mail address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 15, 2026.

You will receive a confirmation of your registration by e-mail after Computershare receives your registration materials.

Requests for registration should be directed to the following:

By e-mail:

Forward the e-mail from your bank, broker or other nominee or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare
Eastman Kodak Company Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Q. *How can I ask questions during the Annual Meeting?*

A. Shareholders participating in the Annual Meeting may, after entering the 15-digit control number on your proxy card or Notice of Internet Availability, submit questions during the Annual Meeting. We will answer questions submitted during the Annual Meeting that are pertinent to meeting matters and that comply with the meeting rules of conduct, as time permits.

Q. *What if I have trouble accessing the Annual Meeting virtually?*

A. The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call Local 1-888-724-2416 or International +1-781-575-2748.

Q. *What is the quorum requirement of the Annual Meeting?*

A. The holders of shares entitled to cast a majority of the votes on the Record Date will constitute a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum. On the Record Date, there were 97,608,566 shares of our common stock outstanding. Accordingly, holders entitled to cast 48,804,284 votes will constitute a quorum for the Annual Meeting.

Q. *Where can I find the voting results of the Annual Meeting?*

A. We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If final results are not available at such time, the Form 8-K will disclose preliminary results to be followed by an amended Form 8-K when final results are available.

Q. *What is the procedure to nominate someone to the Board in 2027?*

A. Our By-laws provide that any shareholder can nominate a person for election to the Board so long as the shareholder follows the procedure outlined in our By-laws as summarized below. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Compensation, Nominating and Governance Committee. The complete description of the procedure for shareholder nominations of director candidates is contained in our By-laws. You can request a copy of the full text of this By-law provision by writing to our Secretary at our principal executive offices. Our By-laws can also be accessed at https://investor.kodak.com/corporate-governance/supporting-documents.

For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming annual meeting is within 30 days of the anniversary of the annual meeting for the previous year and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 100 days prior to the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal executive office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. The deadline to nominate a person for election to the Board at the Annual Meeting has passed. For our 2027 Annual Meeting of Shareholders (the 2027 Annual Meeting), notice of nomination must be delivered to our Secretary no earlier than January 20, 2027 and no later than February 19, 2027.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected.

Persons nominated in accordance with this procedure will be eligible for election as directors at the 2027 Annual Meeting.

In addition to satisfying the advance notice requirements under our By-laws and Rule 14a-8 of the Securities Exchange Act of 1934, as amended (Exchange Act), shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Q. *What is the deadline to propose actions for inclusion in our 2027 Proxy Statement?*

A. For a shareholder proposal to be considered for inclusion in our proxy statement for the 2027 Annual Meeting, the Secretary must receive the written proposal at our principal executive office no later than the close of business on December 10, 2026. Proposals received after this date will be considered untimely. Proposals must comply with SEC regulations under Rule 14a-8 of the Exchange Act, regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to our principal executive office:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0224

Q. *What is the deadline to propose actions for consideration at the 2027 Annual Meeting?*

A. For a shareholder proposal that is not intended to be included in our proxy statement under Rule 14a-8, the shareholder must provide the information required by our By-laws and give timely notice to the Secretary in accordance with our By-laws, which, in general, require that the notice be received by the Secretary:

- No earlier than the close of business on January 20, 2027; and
- No later than the close of business on February 19, 2027.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2026 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the anniversary of the 2026 Annual Meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our principal executive office for a copy of the relevant By-law provisions regarding the requirements for shareholder proposals. Our By-laws can also be accessed at https://investor.kodak.com/corporate-governance/supporting-documents.

Q. *Who will pay the cost of this proxy solicitation?*

A. We will bear all costs related to this proxy solicitation. We will reimburse brokerage houses and other custodians, nominees, trustees and fiduciaries representing beneficial owners of shares for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to such beneficial owners. Our directors, officers and employees may also solicit proxies and voting instructions in person, by telephone or by other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. *What other information about us is available?*

A. The following information is available on our website at https://investor.kodak.com/corporate-governance/supporting-documents:

- Corporate Responsibility Principles
- Corporate Governance Guidelines
- Business Conduct Guide
- Eastman Kodak Company Certificate of Incorporation and By-laws
- Charters of the Board's Committees (Audit and Finance Committee and Compensation, Nominating and Governance Committee)
- Directors' Code of Conduct
- Compensation Recoupment (Clawback) Policy
- Policy on Insider Trading
- Majority Vote Policy: Voting for Directors in Uncontested Elections
- Related Party Transactions Policy and Procedures
- Compensation, Nominating and Governance Committee Policy on Equity Awards
- Corporate Political Contributions and Expenditures Policy

You may request printed copies of any of these documents by contacting:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0235
(585) 724-4053

E-mail: shareholderservices@kodak.com

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

HOUSEHOLDING OF DISCLOSURE DOCUMENTS

We are sending a Notice of Internet Availability or set of proxy materials to each shareholder of record. This year, we have elected not to take advantage of the SEC's householding rules that allow us to deliver a single set of the Notice of Internet Availability or proxy materials to shareholders of record who share the same address. If you are a beneficial owner, your bank, broker or other nominee may continue to send a single set of the Notice of Internet Availability or proxy materials to your household. Please contact your bank, broker or other nominee if you wish to adjust your preferences regarding the delivery of the Notice of Internet Availability or proxy materials.

PRINTED COPY OF 2025 ANNUAL REPORT ON FORM 10-K

Our 2025 10-K is available on our website at https://investor.kodak.com/financials.cfm. We will provide you, without charge, upon request, a printed copy of our 2025 10-K. To receive a printed copy of the 2025 Form 10-K, please contact:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0235
(585) 724-4053

E-mail: shareholderservices@kodak.com

PROPOSAL 1

PROPOSAL 1 – ELECTION OF DIRECTORS

Our By-laws require us to have at least five but no more than 13 directors. The number of directors, which is set by the Board, is currently seven. Mr. Continenza, our Executive Chairman and Chief Executive Officer, is the only director who is an employee of the Company.

The following directors are standing for re-election, having been elected at the 2025 Annual Meeting of Shareholders (2025 Annual Meeting), and have been recommended for nomination by the Compensation, Nominating and Governance Committee: David P. Bovenzi, James V. Continenza, Philippe D. Katz, Kathleen B. Lynch, Jason New, Darren L. Richman and Michael E. Sileck, Jr. All nominees have consented to serve if elected.

Mr. Richman has served on the Board since April 2021 and is a designee of Kennedy Lewis Investment Management LLC (KLIM). In connection with debt financing we obtained from Kennedy Lewis Capital Partners Master Fund LP (KLIM Fund I) and Kennedy Lewis Capital Partners Master Fund II LP (KLIM Fund II and, collectively with KLIM Fund I, the KLIM Lenders) pursuant to the Credit Agreement among the Company, the KLIM Lenders, as lenders, and Alter Domus (US) LLC, as administrative agent (the Term Loan Credit Agreement), we agreed to appoint an individual designated by KLIM as a Board member at or prior to the 2021 Annual Meeting of Shareholders. On March 11, 2026, in connection with the amendment to certain terms of the Series B Certificate of Designations, we entered into an amendment to the Amended and Restated Term Loan Credit Agreement and amended the terms of KLIM's director nomination right under the KLIM Board Rights Agreement (the Amended KLIM Board Rights Agreement). Under the Amended KLIM Board Rights Agreement, KLIM's board nomination right will continue for so long as KLIM holds at least $200 million of the term loans outstanding under the Amended and Restated Term Loan Credit Agreement or 50% of the Series B Preferred Stock (including any shares of common stock issued upon conversion of the Series B Preferred Stock). For more information on the Amended and Restated Term Loan Credit Agreement and the Amended KLIM Board Rights Agreement see Note 8 and Note 29, respectively, to our Consolidated Financial Statements in the 2025 10-K.

Mr. Bovenzi has served on the Board since August 2023 and is a designee of GO EK Ventures IV, LLC (GO EK Ventures). Mr. Bovenzi was initially appointed to the Board on August 23, 2023 pursuant to the terms of the Series C Preferred Stock Purchase Agreement (the Series C Purchase Agreement) dated as of February 26, 2021, between the Company and GO EK Ventures, whereby GO EK Ventures had the contractual right to nominate one director to the Board. On August 8, 2025, we entered into a Series C Preferred Stock Exchange Agreement with GO EK Ventures (the Series C Exchange Agreement) pursuant to which GO EK Ventures agreed to exchange (the Series C Preferred Stock Exchange) shares of the Company's Series C Preferred Stock held by GO EK Ventures (the Series C Exchange Shares), which represented all of the outstanding shares of the Company's Series C Preferred Stock, for shares of our common stock. Under the Series C Exchange Agreement, we also agreed to nominate an individual designated by GO EK Ventures for election to the Board for so long as GO EK Ventures holds at least 10% of our outstanding shares of common stock. These nomination rights are exclusive to GO EK Ventures, do not transfer, and will automatically terminate upon GO EK Ventures ceasing to directly or indirectly hold at least 10% of our outstanding shares of common stock, at which time any such director designee serving on the Board must tender their resignation to the Board.

If elected, all of the nominees for director will serve a one-year term or until their successors are duly elected and qualified. Information about the director nominees is provided in the section entitled "Board of Directors and Corporate Governance" in this Proxy Statement. If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

Director nominees are elected by a majority of votes cast. Each director nominee who receives more "FOR" than "AGAINST" votes cast for his or her election will be elected. If a director nominee receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, the Board will decide whether to accept the irrevocable letter of resignation the nominee submitted as a condition of being nominated to the Board in accordance with our Majority Vote Policy.

The Board of Directors recommends a vote FOR the election of each of the director nominees.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

DIRECTOR NOMINEES

The Compensation, Nominating and Governance Committee and the Board seek to ensure the Board is composed of members who bring an appropriate mix of skills and experience across a variety of disciplines, including strategic planning, organizational management, technology, corporate finance, mergers and acquisitions, marketing, digital technologies, public policy, economics, executive compensation, risk management, international operations, corporate governance and internal controls, each of which is an important area of responsibility for the Board and its committees.

The Board and the Compensation, Nominating and Governance Committee believe each of the director nominees possesses important experience and skills that provide the Board with an optimal balance of leadership, competencies and qualifications in areas that are important to our company. Each of our director nominees has high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his or her skills and abilities to aid the long-term interests of our shareholders.

In addition to the biographical information in each director nominee's profile below, the Board and the Compensation, Nominating and Governance Committee considered the listed *Key Experience, Skills and other Qualifications* in its evaluation and determination to nominate each director for election or re-election.

JAMES V. CONTINENZA   *Director since April 2013, Chairman since September 2013, Executive Chairman since February 2019, and Chief Executive Officer since July 2020*

James V. Continenza, age 63, leads the transformation of Kodak as Executive Chairman and Chief Executive Officer. He was appointed by the Board as Executive Chairman in February 2019 and as Chief Executive Officer in July 2020. Mr. Continenza joined the Board of Kodak in April 2013 and became Chairman of the Board in September 2013. Mr. Continenza served as the Chairman and Chief Executive Officer of Vivial Inc., a privately held marketing technology and communications company from September 2012 through June 2021, and served as Chairman and Chief Executive Officer of Vivial Media LLC, a portion of Vivial Inc. remaining after a partial sale, from June 2021 to January 2022.

In addition to his management experience, Mr. Continenza serves and has served on the boards of directors of a number of public and private companies. Mr. Continenza served on the board of directors of NII Holdings, Inc. (Nasdaq: NIHD), the holding company for Nextel Brazil, a wireless communication services provider, from August 2015 to August 2019.

Previously, Mr. Continenza also served on the boards of directors of Datasite LLC (formerly known as Merrill Corporation) from July 2013 to December 2020 and Cenveo Corporation, an industry leader in transformative publishing solutions, from September 2018 to September 2022.

Key Experience, Skills and other Qualifications:

Mr. Continenza brings a proven track record of guiding leading technology companies through transformations. Mr. Continenza has extensive experience in the management and governance of a wide range of companies, including technology companies, with a particular focus on companies that have undergone significant corporate restructuring. He brings to the Board valuable expertise in technology, marketing, operations, strategic planning, mergers and acquisitions, executive compensation and international operations management. In addition, Mr. Continenza brings corporate governance and risk management expertise to the Board through his past and current executive positions and service as a board member of diverse companies.

DAVID P. BOVENZI   *Director since August 2023*

David P. Bovenzi, age 54, serves as Chief Investment Officer of Grand Oaks Capital, a private investment firm, having served in that position since November 2016. Prior to joining Grand Oaks Capital, Mr. Bovenzi served as Managing Director and Portfolio Manager at U.S. Trust and its successor, Bank of America Private Bank, a subsidiary of Bank of America, structuring investment portfolios for high-net-worth individuals and managing teams of investment professionals across the Northeast. Mr. Bovenzi also serves on the boards of directors of a number of private portfolio companies, serves on the investment committee of the George Eastman Museum and serves as the chairman of the investment committee of McQuaid Jesuit High School.

Key Experience, Skills and other Qualifications:

Mr. Bovenzi has substantial experience in investment strategy and management skills. Mr. Bovenzi brings to the Board knowledge of capital markets, risk management, mergers and acquisitions, strategic planning, economics and corporate finance, all of which are considered important to our business.

PHILIPPE D. KATZ   *Director since February 2019*

Philippe D. Katz, age 64, has been a partner of the private investment firm United Equities Commodities Company since February 1995. Mr. Katz has been a director and officer of Momar Corp., a private investment firm, since May 2010, a partner of Marneu Holding Company, a privately held investment company, since February 2007, and a director and officer of 111 John Realty Corp., a property management company, since December 1995. In addition, Mr. Katz is a managing member of K.F. Investors LLC, a privately held investment company, a position he has held since March 2007. Mr. Katz has served on the board of directors of Berkshire Bancorp, Inc. since June 2013. Mr. Katz served as an observer to our Board from September 2013 to February 2019.

Key Experience, Skills and other Qualifications:

Mr. Katz has extensive experience in investing, finance and corporate strategy. Mr. Katz brings to the Board knowledge of capital markets, risk management and corporate finance, all of which are considered important to our business.

KATHLEEN B. LYNCH   *Director since May 2021*

Kathleen B. Lynch, age 60, served as the Chief Operating Officer and Group Managing Director of UBS Wealth Management Americas and UBS Americas Holding LLC, an intermediate holding company for the U.S. based subsidiaries of UBS Group AG, a global wealth manager and financial services firm, from February 2013 until May 2018. Prior to that she served twenty-five years at Merrill Lynch/Bank of America in a variety of leadership positions in global markets and investment banking and global research. Ms. Lynch has served on the board of directors of UBS Americas Holding LLC since July 2016, where she serves on the audit & finance committee, cyber technology forum committee and governance, oversight and sustainability committee. Ms. Lynch has served on the board of directors of Millrose Properties, Inc. (NYSE: MRP) since February 2025, where she serves on the audit committee and compensation committee. From April 2017 until March 2022, Ms. Lynch served on the board of directors of Depository Trust & Clearing Corporation, the premier post-trade market infrastructure for the world's financial markets.

Key Experience, Skills and other Qualifications:

In addition to governance and board service as a skill set, Ms. Lynch brings to the Board extensive skills, leadership and deep expertise in strategy execution and development, risk and talent management and regulatory matters. Her leadership experience is across a diverse set of businesses including wealth management, operations, technology and global markets. She has held global, regional, and business responsibilities throughout her career, overseeing major transformation initiatives, business integration efforts and implementation of digital strategy and platforms. She brings a strong focus on the full spectrum of risk types in crisis management.

JASON NEW   *Director since September 2013*

Jason New, age 57, is a Vice Chairman of Investment Banking at Lazard Inc., having joined the firm in January 2024. Prior to joining Lazard, Mr. New was the Co-Founder and Managing Partner of NovaWulf Digital Management, LP, an investment fund formed in 2021. Previously, Mr. New served as CEO of Onex Credit, the credit investing arm of Onex Corporation (Onex) from April 2020 to December 2021. Prior to joining Onex, Mr. New was a Senior Managing Director of The Blackstone Group L.P., a global investment and advisory firm, and the Head of Special Situation Investing for GSO Capital Partners LP (GSO), a credit-oriented alternative asset manager, having served in such positions from 2005 until December 2019. Before joining GSO in 2005, Mr. New was a senior member of Credit Suisse's distressed finance group. Mr. New joined Credit Suisse in 2000 when it acquired Donaldson, Lufkin & Jenrette (DLJ), where he was a member of DLJ's restructuring group. Prior to joining DLJ in 1999, he was an associate with the law firm Sidley Austin LLP, where he practiced in the firm's corporate reorganization group.

Mr. New has served on the board of directors of several private and public companies, including the board of directors of ETHZilla Corporation (Nasdaq:ETHZ), an Ethereum-focused digital asset company, since October 2025. Mr. New previously served on the board of directors of TeraWulf Inc. (Nasdaq: WULF), a digital asset technology company with a core business of sustainable bitcoin mining, from November 2021 to December 2023.

Key Experience, Skills and other Qualifications:

Mr. New has significant expertise in investment strategies and opportunities, with a particular focus on companies that have experienced distressed economic conditions or are in various stages of restructuring. He brings to the Board skills in developing creative financial solutions and strategies, which are critical to our ability to sustain growth and profitability as a manufacturing company in a competitive environment. Mr. New is highly experienced in complex financial and investment transactions. He also has a legal background, which is useful in the governance and risk management issues facing our company.

DARREN L. RICHMAN   *Director since April 2021*

Darren L. Richman, age 53, is the Co-Founder and a Managing Member of Kennedy Lewis Investment Management LLC (KLIM), an investment adviser, and a Managing Member of funds managed by KLIM, having served in those positions since November 2017. Mr. Richman serves as the Chief Executive Officer and President of Millrose Properties, Inc. (NYSE: MRP), having served in those positions since February 2025. Mr. Richman was a Senior Managing Director with Blackstone from 2006 to 2016 where he focused on special situation and opportunistic investments, and he sat on the Investment Committee for GSO Capital Partner's opportunistic credit funds and special situation funds. Before joining GSO Capital Partners, Mr. Richman was a Founding Member of DiMaio Ahmad Capital, where he was the Co-Head of its Investment Research Team, from 2003 to 2006. Previously, Mr. Richman was a Vice President and Senior Special Situations Analyst at Goldman Sachs, from 1999 to 2003. Mr. Richman began his career with Deloitte & Touche, ultimately serving as a Manager in the firm's Mergers and Acquisitions Services Group, from 1994 to 1999. He was formerly a Certified Public Accountant and a Member of the American Institute of Certified Public Accountants.

Mr. Richman has also served on the boards of directors of several public and private companies and not-for-profit organizations. From October 2020 through November 2022, Mr. Richman served on the board of directors of F45 Training Holdings Inc. (NYSE:FXLV), a fitness franchisor focused on creating a leading global fitness training and lifestyle brand. Mr. Richman also currently serves on the board of directors of Outward Bound USA, and on the executive board of directors of the New York University Stern School of Business.

Key Experience, Skills and other Qualifications:

Mr. Richman brings to the Board valuable financial, accounting and investment experience. In particular, the Board values Mr. Richman's knowledge, expertise and experience with respect to special situation and opportunistic investments.

MICHAEL E. SILECK, JR.   *Director since May 2021*

Michael E. Sileck, Jr., age 65, has served as the President and owner of SeaAgri Solutions, LLC, a global manufacturer and distributor of proprietary ocean minerals for the agricultural and human consumption markets since March 2020. Mr. Sileck was the Chief Operating Officer and Chief Financial Officer of World Wrestling Entertainment, Inc. (NYSE: WWE) from June 2005 to December 2008 and previously served as the Chief Financial Officer of Monster Worldwide, Inc. from March 2002 to March 2005 and Senior Vice President and Chief Financial Officer of USA Networks, Inc. (predecessor to InterActiveCorp) from September 1999 to February 2002.

Mr. Sileck has served on the boards of directors of numerous public and private companies.

Key Experience, Skills and other Qualifications:

Mr. Sileck brings to the Board expertise in value creation, strategic transformation, and financial and operational leadership. Mr. Sileck is an operationally oriented executive with extensive C-suite experience within large public and smaller private companies. Mr. Sileck brings to the Board over 20 years of financial and operational leadership experience.

DIRECTOR INDEPENDENCE

The Board has determined that each of the following directors has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent under our Director Independence Standards and the independence standards of the New York Stock Exchange (NYSE): David P. Bovenzi, Philippe D. Katz, Kathleen B. Lynch, Jason New, Darren L. Richman, and Michael E. Sileck, Jr. In determining the independence of the non-management directors, the Board considered the relationships of Mr. Katz, as an affiliate of entities that are beneficial owners of our common stock, the relationship of Mr. Richman described in "Certain Relationships and Related Transactions", and the relationship between Mr. Bovenzi and GO EK Ventures, and determined that these relationships do not preclude independence from management.

The Board has adopted Director Independence Standards for use in determining whether a director is independent. The Director Independence Standards are consistent with NYSE independence standards. The Board also uses the NYSE independence standards in determining whether members of specific committees are independent. The Director Independence Standards are part of our Corporate Governance Guidelines, which are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

BOARD LEADERSHIP STRUCTURE

The Board recognizes that one of its key responsibilities is to determine the most appropriate leadership structure for our company and to provide independent oversight of management. James V. Continenza serves as our Executive Chairman and Chief Executive Officer. The Board believes it is appropriate to have the same person perform the roles of Chairman and Chief Executive Officer in order to best oversee our company and management and provide a unified structure ensuring strong and consistent leadership. The Company does not have a lead independent director. Instead, in accordance with NYSE listing standards and our Corporate Governance Guidelines, our independent directors are required to meet in executive session without management and, at each such session, an independent director chosen by the independent directors will preside at such executive session.

COMMITTEES OF THE BOARD

The Board has two standing committees: the Audit and Finance Committee and the Compensation, Nominating and Governance Committee. We describe below the composition and functions of each of our standing committees.

Board Committee Membership

Director Name	Audit and Finance Committee	Compensation, Nominating and Governance Committee
David P. Bovenzi		Member
Philippe D. Katz		Chair
Kathleen B. Lynch	Chair	
Jason New		Member
Darren L. Richman	Member	
Michael E. Sileck, Jr.	Member	
Total Meetings in 2025	**6**	**3**

Audit and Finance Committee

The current members of the Audit and Finance Committee are Ms. Lynch (Chair) and Messrs. Richman and Sileck. The Audit and Finance Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has determined that all members of the Audit and Finance Committee are independent and financially literate under NYSE listing standards. The Board has also determined that Mr. Sileck possesses the qualifications of an "audit committee financial expert," as defined by SEC rules.

The Audit and Finance Committee assists the Board in overseeing and making recommendations to the Board on such matters as: the integrity of our financial statements; our compliance with legal and regulatory requirements; our independent registered public accounting firm's selection, compensation, retention, performance and evaluation, including assessing the firm's qualifications and independence; our systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of our internal audit function. The Audit and Finance Committee charter is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

Compensation, Nominating and Governance Committee

The current members of the Compensation, Nominating and Governance Committee are Messrs. Bovenzi, Katz (Chair) and New, each of whom the Board has determined is independent under NYSE listing standards. The Compensation, Nominating and Governance Committee is responsible for the dual roles of overseeing (i) our corporate governance matters and the nomination of director candidates to the board of directors and (ii) our compensation program and responsibilities. The Compensation, Nominating and Governance Committee charter is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

With respect to its compensation functions, the Compensation, Nominating and Governance Committee assists the Board in fulfilling its responsibilities in connection with the compensation of our Chief Executive Officer and Section 16 Executive Officers as defined under Section 16 of the Exchange Act (a Section 16 Executive Officer), including our named executive officers. The Compensation, Nominating and Governance Committee also reviews and makes recommendations to the Board from time to time regarding compensation of directors.

The Compensation, Nominating and Governance Committee may engage compensation consultants at the Company's expense. In 2025, the Compensation, Nominating and Governance Committee engaged Lyons, Benenson & Company, Inc. to provide the Committee with guidance regarding the compensation of the Company's executive officers.

In accordance with its charter, the Compensation, Nominating and Governance Committee may delegate authority to one or more subcommittees or management as it deems fit. The Compensation, Nominating and Governance Committee has delegated limited authority to our Vice President, Human Resources to assist in the administration of executive compensation and equity-based compensation plans. Except as a plan may otherwise provide, the Compensation, Nominating and Governance Committee has authorized the Vice President, Human Resources to amend any executive compensation or equity-based compensation plan in which our named executive officers participate, other than to materially increase the benefits accruing to a participant under the plan, increase the number of shares available for issuance under the plan or substantially modify the requirements as to eligibility for participation under the plans. In addition, the Vice President, Human Resources is authorized to amend any award agreement and related documents under the plans, other than to increase the benefits accruing to a participant.

Mr. Continenza, the Executive Chairman and Chief Executive Officer, attends meetings of the Compensation, Nominating and Governance Committee and provides input regarding the compensation of the other executive officers. Mr. Continenza is not present during Compensation, Nominating and Governance Committee deliberations or voting regarding his compensation.

With respect to its governance and nominating functions, some of the primary duties of the Compensation, Nominating and Governance Committee are to oversee our corporate governance structure, which includes the development of our Corporate Governance Guidelines, recommend individuals to the Board for nomination as members of the Board and its committees, determine director independence, lead the Board in its periodic review of Board performance and review "Interested Transactions" in accordance with our Related Party Transactions Policy and Procedures.

CORPORATE GOVERNANCE OVERVIEW

Ethical business conduct and good corporate governance are well-established practices at our Company. We practice good corporate governance and believe it to be a prerequisite to delivering sustained, long-term value to our shareholders. We monitor developments in the area of corporate governance to maintain and implement sound practices. Strong corporate governance is an important goal of our Board.

Our Corporate Governance Guidelines reflect the principles by which our Board operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving market practices. Our Corporate Governance Guidelines are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

Our reputation and our brand have been built by more than a century of ethical business conduct. All of our employees, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, the Controller, all other senior financial officers and all other Section 16 Executive Officers, are required to comply with our code of conduct, the "Business Conduct Guide." We also have a Directors' Code of Conduct. Our Business Conduct Guide and our Directors' Code of Conduct are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

GOVERNANCE PRACTICES

Meeting Attendance

Our Board has a Director Attendance Policy that is part of our Corporate Governance Guidelines, which is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents. Under this policy, all of our directors are strongly encouraged to attend all Board meetings and our annual meeting of shareholders. In 2025, the Board held a total of seven meetings. Each director attended more than 75% of the meetings of the Board and committees of the Board on which the director served. All of our directors attended the annual meeting of shareholders held on May 21, 2025.

Executive Sessions

Each executive session of our non-management directors is chaired by an independent director, chosen by the independent directors to preside at such executive session.

Communications with Our Board

Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group or an individual director, may send an e-mail to our Executive Chairman at chairman@kodak.com or may send a letter to our Executive Chairman or to the independent director(s) c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0224. Communications received will be forwarded to the Board, the independent directors as a group or the individual director as directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to the Company or its business, or is similarly inappropriate. The Executive Chairman and the directors have authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

Consideration of Director Candidates

The Compensation, Nominating and Governance Committee will consider nominations for director candidates recommended by its members, other Board members, management, shareholders and the search firms as it may retain. The Compensation, Nominating and Governance Committee reviews all potential candidates under our Director Selection Process and Qualification Standards described below.

Shareholders wishing to recommend candidates for consideration by the Board may do so by providing the following information, in writing, to the Compensation, Nominating and Governance Committee of the Board, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0224: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder).

Director Selection Process and Qualification Standards

The Compensation, Nominating and Governance Committee is responsible for identifying, screening and recommending candidates for Board membership. When reviewing a potential candidate for the Board, the Compensation, Nominating and Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Compensation, Nominating and Governance Committee has adopted Director Qualification Standards and a Director Selection Process, which are posted as part of our Corporate Governance Guidelines on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

The Director Qualification Standards specify that, in addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should at a minimum consider the following factors, as more fully described in our Director Qualification Standards, in the nomination or appointment of members of the Board: integrity, reputation, judgment, knowledge, experience, maturity, commitment, skills, track record, diversity of skills and background, age, independence and ownership stake. The Compensation, Nominating and Governance Committee, in accordance with its Director Selection Process, will then consider the candidate's qualifications in light of the needs of the Board and our Company at that time, given the then-current mix of director attributes and the Board's projected strengths and future needs. Based on the Compensation, Nominating and Governance Committee's results of the assessment of Board needs, they may develop a target candidate profile. As provided in our Corporate Governance Guidelines, the Compensation, Nominating and Governance Committee seeks to create a multi-disciplinary Board that, as a whole, is strong in both its knowledge and experience. The Compensation, Nominating and Governance Committee may use the services of a third-party executive search firm, as well as the personal network of the Board and senior management, and may consider any previously recommended nominees when identifying and evaluating possible nominees for director. A list of preferred candidates is developed and presented to the full Board, including the Executive Chairman, for review and input. Interest on the part of the potential candidate is gauged and an interview and reference check are performed. The full Board makes a determination with respect to the candidate. Candidates that are successfully elected to the Board participate in orientation sessions to familiarize them with our business. The Board has a mandatory retirement age of 72, unless an extension is approved by the Board, but in no event above age 75; however, this requirement does not apply to candidates nominated pursuant to contractual nomination rights.

Although the Compensation, Nominating and Governance Committee does not have a formal policy regarding the consideration of diversity in the selection of candidates, our Director Qualification Standards provide that the Board should be a body comprised of members with diverse skills and backgrounds, which is one of many factors the Compensation, Nominating and Governance Committee considers when evaluating possible nominees. The Director Qualifications Standards confirm that the Company's policy of non-discrimination based on race, color, religion, sex, sexual orientation, gender, gender identity, gender expression, national origin or other characteristics protected by applicable law applies in the selection of Directors.

Strategic Role of the Board

The Board plays a key role in developing, reviewing and overseeing the execution of our business strategy. The Board receives progress reports from management throughout the year on the implementation of the strategic plan, including business segment performance and strategy reviews for each of our key businesses, product line reviews and presentations regarding research and development initiatives and growth.

Succession Planning

The entire Board is responsible for reviewing our succession plans for our Executive Chairman and Chief Executive Officer and other key senior management positions and for overseeing our activities in the areas of leadership and executive development. To assist the Board, management periodically reports to the Board on succession planning to ensure that it is a continuous and ongoing effort.

Majority Voting for Directors

Our By-laws provide for majority voting in uncontested director elections.

We also maintain a Majority Vote Policy that requires a director nominee, in connection with his or her nomination to the Board, to submit a resignation letter in which the director nominee irrevocably elects to resign if he or she fails to receive the required majority vote in the next election and the Board accepts the resignation. The policy requires the Board to nominate for election or re-election as a director only those candidates who agree to execute such a letter upon his or her nomination. The Majority Vote Policy is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

If a director nominee fails to receive a majority vote in an uncontested election, the Majority Vote Policy provides that the Compensation, Nominating and Governance Committee will consider the resignation letter and recommend to the Board whether to accept it. The Compensation, Nominating and Governance Committee, in making its recommendation to the Board, and the Board, in reaching its decision, may consider relevant factors, including any stated reason why shareholders voted against the election of the director, the director's qualifications, the director's past and expected future contributions to us, the overall composition of the Board and whether accepting the resignation letter would cause us to fail to comply with any applicable rule, such as the NYSE's listing standards.

The policy provides the Board will act on the Compensation, Nominating and Governance Committee's recommendation and publicly disclose its decision whether to accept the director's letter of resignation within 90 days following the certification of the shareholder vote. If the letter of resignation is not accepted by the Board within this 90-day period, the resignation will not be effective until the next annual meeting.

All seven director nominees standing for election at the Annual Meeting have submitted an irrevocable letter of resignation as a condition of nomination pursuant to the Majority Vote Policy.

Restrictions on Hedging and Pledging

Our Policy on Insider Trading prohibits our directors and executive officers from engaging, directly or indirectly, in any transactions that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of our equity securities. In addition, the policy prohibits directors and executive officers from purchasing our equity securities on margin, borrowing against our securities on margin or pledging our equity securities as collateral for a loan. The Policy on Insider Trading is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

Risk Management

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of our objectives, including strategic objectives, to improve long-term performance and enhance shareholder value. A fundamental part of risk management is not only identifying and prioritizing the risks we face and monitoring the steps management is taking to manage those risks, but also determining the level of risk that is appropriate for us. As an integral part of its review and approval of our strategic plan, the Board considers the appropriate level of risk that is acceptable. Through this process, the Board assesses risk throughout the Company, focusing on four primary risk categories: strategic, operational (including with respect to cybersecurity), legal/compliance and financial reporting. The Audit and Finance Committee is responsible for reviewing the results of our enterprise risk assessment on an annual basis. The Board also receives reports on management's progress in mitigating key risks.

The Board has delegated to its committees responsibility for the oversight of risk management in specific risk areas. For example, the committees of the Board oversee risk management relating to:

- our financial reporting (including internal controls).
- our compensation programs and awards.
- our capital structure.
- our insurance and pension programs.
- information technology security/cybersecurity.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

Management is responsible for our internal control over financial reporting, disclosure controls and procedures, and preparation of our consolidated financial statements. Our independent registered public accounting firm (independent auditors) for 2025, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements and an audit of our internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and for issuing reports thereon. As outlined in its charter, the Audit and Finance Committee is responsible for overseeing these processes.

The Audit and Finance Committee met and held discussions with management and the independent auditors on a regular basis. The Audit and Finance Committee reviewed and discussed the audited consolidated financial statements and significant accounting matters with management and the independent auditors.

The Audit and Finance Committee discussed with the independent auditors the matters required to be discussed under auditing standards established from time to time by the PCAOB and by the rules of the SEC. The Audit and Finance Committee has received from the independent auditors the written disclosures and letter required by the applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit and Finance Committee concerning independence. The Audit and Finance Committee discussed with the independent auditors their independence.

The Audit and Finance Committee discussed with the director of internal audit and independent auditors the plans for their audits. The Audit and Finance Committee met with the director of internal audit and independent auditors, with and without management present. Based on these reviews, discussions and reports, the Audit and Finance Committee recommended that the Board approve the audited consolidated financial statements for inclusion in our Annual Report on Form 10-K for the year ended December 31, 2025, and the Board accepted the Audit and Finance Committee's recommendation.

Kathleen B. Lynch, Chair
Darren L. Richman
Michael E. Sileck, Jr.

EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE

The Compensation, Nominating and Governance Committee (the Committee) has reviewed and discussed with management the following Compensation Discussion and Analysis prepared by the Company.

Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Philippe D. Katz, Chair
David P. Bovenzi
Jason New

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers

This Compensation Discussion and Analysis discusses compensation awarded to, earned by, or paid to the following named executive officers during 2025 (whom we refer to as our NEOs):

- **James V Continenza**, Executive Chairman and Chief Executive Officer (CEO)
- **David E. Bullwinkle**, Chief Financial Officer (CFO) and Senior Vice President
- **Terry R. Taber**, Chief Technical Officer, Senior Vice President, Advanced Materials and Chemicals and Vice President
- **Roger W. Byrd**, General Counsel, Secretary and Senior Vice President
- **Richard T. Michaels**, Chief Accounting Officer and Corporate Controller

Dr. Taber retired from the Company effective January 2, 2026, but remains engaged as a consultant on an as needed basis.

EXECUTIVE SUMMARY

Business Highlights

Consolidated revenues in the year ended December 31, 2025 were $1.069 billion, an increase of $26 million (2%) from 2024. Currency fluctuations impacted revenue favorably in 2025 compared to 2024 ($11 million).

Print revenues, which accounted for 67% of our total revenues in 2025, declined by $22 million (3%) compared to 2024. Advanced Materials and Chemicals revenue improved $45 million (17%) from 2024 to 2025.

Our gross profit for 2025 was $232 million, an increase of $29 million (14%) compared to 2024. Our gross profit percentage for 2025 was 22%, compared with 19% for 2024, an increase of 3%.

Our products are sold and serviced in numerous countries across the globe with more than half of sales generated outside the U.S. Current global economic conditions remain highly volatile due to the uncertain and unpredictable macroeconomic environment, heightened levels of inflation, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, and other global events which impacted our operations.

The U.S. government imposed new tariffs on a range of imported goods, including aluminum, steel and certain raw materials and component parts used in our manufacturing and supply chain. The tariffs imposed have resulted in increased manufacturing costs which we have been able to largely mitigate through pricing actions, supplier negotiations, obtaining certain exemptions and other cost savings measures. As a result of these actions, the tariffs that have been enacted or expanded by the U.S. did not have a material adverse effect on our operations, financial condition or cash flows for the year ended December 31, 2025.

We continue to actively monitor the developments related to tariffs and to assess additional actions that may be taken to mitigate the effects of future tariff changes, including further pricing actions, additional cost reduction measures, securing alternative suppliers and evaluating potential changes to our manufacturing footprint.

We are experiencing increased manufacturing costs for certain businesses due to lower volumes and increases in labor, material and distribution costs, as well as supply chain disruptions and shortages in materials and labor. In addition to the pricing actions and customer-focused initiatives, we have implemented supply chain and workforce optimization, productivity improvements and other cost savings activities. The combined actions have largely mitigated the impact of increased manufacturing costs. However, the potential worsening of economic conditions, continued decreases in volume and increases in manufacturing and other costs without further price increases, productivity improvements or other cost saving measures, could unfavorably impact our operating results.

The ongoing changes in global economic conditions and the impact of other global events on our operations and financial performance remains uncertain and will depend on several factors such as the slowdown in customer demand, the ability to offset higher labor, material and distribution costs through pricing actions, duration of supply chain disruptions and the ability to secure raw materials and components.

Best Practices

We periodically evaluate best practices in executive compensation and governance and consider modifications to our executive compensation programs that support our business strategies, provide an appropriate balance of risk and reward for our NEOs, and align their compensation with long-term shareholder interests. Key compensation and governance practices include:

- **Prohibition on Hedging and Pledging**. Our executive officers and directors are prohibited from engaging in any hedging or pledging transactions involving our equity securities. Please see the section entitled ''Restrictions on Hedging and Pledging'' for a description.
- **Share Ownership Guidelines**. Our executive officers and directors are subject to share ownership guidelines. Please see the section entitled ''Executive Officer Share Ownership Guidelines'' for a description of executive officer guidelines and the section entitled ''Director Ownership Guidelines'' for a description of director guidelines.
- **Compensation Recoupment (Clawback) Policy**. We have a policy requiring the recoupment of performance-based bonuses paid to NEOs in the event of certain financial restatements. Please see the section entitled ''Compensation Recoupment (Clawback) Policy'' for a description.
- **Double-Trigger Change in Control Benefits**. All arrangements with our NEOs that provide change in control benefits contain a ''double trigger'' provision, which requires that the NEO experience a qualifying termination following a change in control to receive change in control benefits. Please see the section entitled ''Change in Control Arrangements'' for a description.
- **No Change in Control Excise Tax Gross-Ups**. None of our compensation arrangements provide for a gross-up to our NEOs for any excise taxes incurred by them upon a change in control.

DETERMINING EXECUTIVE COMPENSATION

Compensation Philosophy

We design our executive compensation programs to attract and retain the best talent, reinforce ownership, and emphasize performance and contribution to our long-term success. Our executive compensation programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with and drives shareholder value by:

- Balancing rewards for both short-term results and the long-term strategic decisions needed to ensure sustained business performance over time
- Enabling us to attract and retain the highly qualified leaders needed to drive a global enterprise to succeed in today's highly competitive marketplace
- Recognizing we are ''one Kodak'' – put the customer first, communicate honestly, act with courage and celebrate competitive spirit
- Motivating our leaders to deliver a high degree of business performance while effectively managing risks
- Differentiating rewards to reflect individual and team performance

The guiding principles that support our philosophy are:

- Total direct compensation is generally positioned within a competitive range of the market or peer group median, with differentiation by executive, as appropriate, based on individual factors such as technical knowledge, criticality of the role, proficiency in the role, sustained performance over time, and importance to leadership team succession plans
- Total Direct Compensation includes:

  ➢ Base Salary: Fixed pay aligned to market for similar job

  ➢ Short-Term Incentive Awards (Bonus): Calculated as a percentage of base salary; dependent upon achievement of operating goals and primarily measured against objective metrics that directly link to the creation of sustainable value for our shareholders

  ➢ Long-Term Incentive Awards (Equity): Incentive, typically in the form of Restricted Stock Units (RSUs), Performance Stock Units (PSUs) or Non-Qualified Stock Options (NQSOs), used for retention of key talent and to provide incentive to grow shareholder value over time

Role of the Committee

The Committee annually reviews and approves goals and objectives relevant to the compensation of the CEO and evaluates, in conjunction with the full Board, the CEO's performance considering those goals and objectives and sets the CEO's individual elements of total compensation based on this evaluation, taking into account the terms of the CEO's employment agreement. The Committee also approves all compensation and awards, including each component of total compensation, for each of our NEOs.

Role of the CEO and Management

Our CEO makes recommendations to the Committee regarding each compensation element for our NEOs (other than the CEO himself), and reviews and discusses any changes to such compensation with the Committee. No member of management (including our CEO and CFO) participates in the determination of his own compensation.

Role of the Compensation Consultant

During 2025, the Committee continued to engage Lyons, Benenson & Company Inc. (Lyons Benenson), a compensation consultant, to assist the Committee. Lyons Benenson attends all Committee meetings and makes recommendations regarding director and officer compensation. The Committee assessed the independence of Lyons Benenson pursuant to SEC rules and NYSE listing standards and concluded their work did not raise any conflicts of interest.

Use of Market Reference Data

Our peer group is reviewed and approved annually by the Committee and consists of selected companies drawn from a broad group of public companies from similar industries (commercial printing, commodity chemicals, communications equipment, health care technology, semiconductors, specialty chemicals, technology hardware, storage and peripherals) that meet minimum performance tests and have similar business models to ours. The companies considered for the peer group had to be (1) incorporated in the U.S., (2) traded on a stock exchange in the U.S., (3) within a revenue range of $500M to $4B and (4) categorized in a complementary GICS Sub-Industry. We then considered the total return, business alignment and other financial measurements of the companies in the selected group to achieve a group with closer alignment to us. No changes to our reported peer group were recommended or made for 2025. The companies in our peer group are:

Agfa-Gevaert NV	Ecovyst Inc.	Rayonier Advanced Materials Inc.
Ashland Inc.	Element Solutions Inc.	Stepan Company
Avient Corporation	H.B. Fuller Company	Stratasys Ltd.
Cabot Corporation	Minerals Technologies Inc.	Universal Display Corporation
Ciena Corporation	Quad/Graphics, Inc.	Venator Materials PLC
	Quaker Chemical Corporation	

We review national survey data and peer group comparisons to provide a competitive frame of reference for compensation decisions and we compare the compensation of our NEOs to the median as a reference point to assist us in evaluating the competitiveness of their compensation. However, we do not necessarily adjust the compensation of any of our NEOs to any specific percentile or other absolute measure.

ELEMENTS OF COMPENSATION

We typically use base salary, annual variable pay (bonus) and long-term incentives as our primary elements of direct compensation to be competitive with market practice. These elements have the following objectives and features:

Compensation Element	Objective	Key Features
Base Salary	Provide a regular source of income to our NEOs to compensate them for fulfilling the regular duties and responsibilities of their positions.	We typically review base salaries annually, but do not automatically increase salaries. Rather, base salaries are adjusted only if deemed appropriate by us in consideration of: (1) experience; (2) responsibilities; (3) the importance of the position relative to our other senior management positions; (4) external relative scope or changes in the competitive marketplace; and (5) years elapsed since the last base salary change. Any change in an executive's base salary will affect an executive's target opportunity under our annual variable pay plan and severance benefits, which are based on a percentage of base salary.
Annual Variable Pay (Bonus)	Drive the annual performance of our NEOs to align their financial interests with our business strategy and the interests of our shareholders.	Annual variable pay is considered at risk. Payouts generally are based on a formula that represents results achieved against performance metrics.
Long-Term Incentives(restricted stock units, performance stock units and stock options)	Align executive compensation with shareholder interests; create incentives for executive retention; encourage long-term performance; and promote stock ownership.	Our long-term incentives are mainly in the form of equity-based compensation awards, which tie our NEOs' wealth creation to the performance of our stock and provide a retention incentive with multi-year vesting schedules.

Additionally, we provide indirect compensation to our NEOs that includes retirement and severance benefits. Our NEOs are also eligible to participate in the benefit plans and programs that are generally available to our U.S. employees. Please see the section entitled "Other Compensation" for more information on the indirect compensation of our NEOs.

2025 COMPENSATION DECISIONS

Base Salary

The annual base salary rate for each NEO in 2025 is set forth in the table below. No changes were made to the base salaries of our NEOs during 2025.

Name	Annual Base Salary Rate
J.V. Continenza	$1,000,000
D.E. Bullwinkle	$460,000
T.R. Taber	$400,000
R.W. Byrd	$325,000
R. Michaels	$270,000

Pursuant to his new amended and restated employment agreement, Mr. Continenza's base salary was increased to $1,200,000 effective January 1, 2026. Please see the section entitled "Employment Agreements" for more details on his new employment agreement.

Annual Variable Pay

The annual bonus opportunity for our NEOs in 2025 is set forth in the table below. No changes were made to the bonus opportunity for these NEOs during 2025.

Name	Annual Base Salary Rate	Annual Target Incentive	Bonus Amount at Target
J.V. Continenza	$1,000,000	125%	$1,125,000
D.E. Bullwinkle	$ 460,000	35%	$ 161,000
T.R. Taber	$ 400,000	35%	$ 140,000
R.W. Byrd	$ 325,000	35%	$ 113,750
R. Michaels	$ 270,000	30%	$ 81,000

Pursuant to his prior amended and restated employment agreement, dated November 29, 2023 (the "CEO Employment Agreement"), Mr. Continenza was eligible for an annual incentive for 2025 valued at 125% of his annual salary, determined by the Committee in its discretion based on an evaluation of Mr. Continenza's and the Company's performance. For 2025, the Committee approved a payout to Mr. Continenza of $1.25 million to recognize strong performance in 2025. This included continued cost rationalization and cost reductions (including headcount reductions and consolidation of groups), increased operational efficiencies, completion of the reversion of the Kodak Retirement Income Plan (KRIP), and reduced debt.

For 2025, Dr. Taber was eligible for an individualized special plan that was based on annual Advanced Materials and Chemicals (AM&C) revenue performance. The metric for 2025 was AM&C revenue of $314.5M. Actual revenue came in at $315.9M and Dr. Taber was paid $140,000 (100% of his target amount).

Messrs. Bullwinkle, Byrd and Michaels were participants in a new Functional Group Management Bonus Plan (MPF), which is an annual plan created in 2025 to provide an incentive for putting forth maximum efforts toward continued growth and success of the Company with a focus on annual Company EBITDA. Participation in MPF is limited and based on specific position titles. Any participant in MPF is not eligible to participate in any other variable pay plan.

The MPF performance metric for the 2025 performance year was annual Company EBITDA. Minimum threshold performance was set at 85% and maximum at 135%. Target annual Company EBITDA for the 2025 performance year was $70 million and actual annual Company EBITDA came in at $62 million, which was 88.57% of target annual Company EBITDA.

MPF Metrics and Payout Results:

	Minimum (85%)	Target (100%)	Maximum (135%)	Actual	Performance/Payment %
Annual Company EBITDA	$59.5M	$ 70M	$ 94.5M	$ 62M	88.57%
D. Bullwinkle	$ 0	$161,000	$217,350	$142,598	88.57%
R. Byrd	$ 0	$113,750	$153,563	$100,748	88.57%
R. Michaels	$ 0	$ 81,000	$122,850	$ 71,742	88.57%

The Committee performed positive discretion on Actual EBITDA performance to account for the inclusion of a potential $5M general bonus pool that had been accrued for but not approved. This resulted in adjusted EBITDA performance of $67.1M, which represented 96% of target actual EBITDA. The increases from such positive discretion for Messrs. Bullwinkle, Byrd and Michaels were as follows:

	Adjusted EBITDA Performance (96%)	Actual EBITDA Performance (88.57%)	Positive Discretion
D. Bullwinkle	$154,560	$142,598	$11,962
R. Byrd Payout	$109,200	$100,748	$ 8,452
R. Michaels Payout	$ 77,760	$ 71,742	$ 6,018

In addition, based on 2025 performance, the Committee performed further positive discretion of $6,440 on Mr. Bullwinkle's payout to 100% of target given his strong contributions to the KRIP reversion initiative.

Messrs. Byrd and Michaels were paid 96% of their target amounts ($109,200 and $77,760, respectively), and Mr. Bullwinkle was paid 100% of his target amount ($161,000).

In recognition of his significant contributions and leadership to the KRIP reversion initiative, Mr. Bullwinkle also received a special bonus payment of $115,000 upon completion. This initiative was critical to our strategy for paying down debt in 2025.

Pursuant to Mr. Continenza's CEO Employment Agreement, he was eligible for a potential cash bonus of $2 million if our refinancing term loan debt was reduced to $300 million or less before November 29, 2026, and our available cash and cash equivalents at such time were at least $200 million. The Committee approved the performance results against these metrics and Mr. Continenza was paid the $2 million cash bonus on December 14, 2025.

Long-Term Incentive Compensation

Pursuant to Continenza's CEO Employment Agreement, he received a grant of 367,647 performance stock units (PSUs) under our 2013 Incentive Plan on March 26, 2024, which vest one-third each during February 2025, February 2026 and February 2027, subject to continued employment through each vesting date and achievement of the applicable performance goal (each except as otherwise provided by the CEO Employment Agreements). Mr. Continenza also received a grant of 168,237 PSUs under our 2013 Incentive Plan on February 20, 2025, which vest one-third each during February 2026, February 2027 and February 2028, subject to continued employment through each vesting date and achievement of the applicable performance goal (also except as otherwise provided by the CEO Employment Agreements).

The PSUs granted in 2024 have a performance period of the first day of the 2024 fiscal year through the last day of the 2026 fiscal year, and consist of the 2024, 2025 and 2026 fiscal years. The vesting of the second tranche was based on performance during the 2025 fiscal year, and the third tranche will vest based upon performance during the 2026 fiscal year. The performance goal for each tranche is subject to the achievement of the Annual Plan for the applicable fiscal year, as evaluated by the Committee following the end of each fiscal year. The Annual Plan for each fiscal year is set by the Board at the beginning of the fiscal year. Similarly, the PSUs granted in 2025 have a performance period of the first day of the 2025 fiscal year through the last day of the 2027 fiscal year, and consist of the 2025, 2026 and 2027 fiscal years. The performance goal for each tranche is subject to the achievement of the Annual Plan for the applicable fiscal year, as evaluated by the Committee following the end of each fiscal year.

Following the end of each fiscal year, the Committee evaluates the achievement of the Annual Plan for the fiscal year and determines (in its discretion) the number of PSUs in the applicable tranche earned for such fiscal year, which are banked. For the 2024 fiscal year, the Committee determined that we achieved our Annual Plan and the first tranche vested on February 20, 2025 and the shares for such tranche were banked. For the 2025 fiscal year, the Committee determined that we achieved our Annual Plan and the second tranche of the 2024 grant vested on February 20, 2026, and the shares for such tranche were banked. The first tranche of the 2025 grant also vested on February 20, 2026, and the shares for such tranche were banked.

Following the end of the full performance period, the Committee will evaluate the achievement of the Annual Plan each fiscal year over the entire performance period and may determine (in its discretion) an additional number of PSUs earned for the performance period, not to exceed 100% of the Number of PSUs in the aggregate.

Pursuant to the CEO Employment Agreement, Mr. Continenza received a grant of 163,613 restricted stock units (RSUs) under our 2013 Incentive Plan on November 29, 2025, which vest one-third on November 29, 2026, November 29, 2027 and November 29, 2028, subject to continued employment through each vesting date (except as otherwise provided by the CEO Employment Agreements).

Please see the "Grants of Plan-Based Awards Table" for the number and grant date fair value of the above equity awards.

OTHER COMPENSATION

Tax-Qualified Retirement Plans: KRIP, KCBP and SIP

We offer tax-qualified retirement plans in the U.S. designed and intended to attract and retain employees. Previously, our tax-qualified defined benefit plan (KRIP), comprised of a cash balance component and a traditional defined benefit component , and our tax-qualified 401(k) defined contribution plan (SIP), generally covered all U.S. employees. Benefit accruals in the traditional defined benefit component of KRIP and employer contributions to SIP were frozen as of January 1, 2015. Effective January 1, 2022, the cash balance accrual was increased from 9% to 12%. Effective March 31, 2025, KRIP was terminated (both components) and replaced by the Kodak Cash Balance Plan (KCBP), a tax-qualified defined benefit plan with a cash balance formula. The accrual under KCBP remained at 12%.

The details of KRIP and KCBP are described following the "Pension Benefits Table" included below.

Non-Qualified Retirement Plan: KURIP

Until September 3, 2013, we provided non-qualified retirement benefits to our eligible U.S. employees under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP was terminated upon our emergence from bankruptcy. KURIP benefits earned after the filing date and prior to emergence from bankruptcy on September 3, 2013 were frozen and are payable as a lump sum upon the employee's separation from service (less applicable withholding).

Dr. Taber was the only NEO with a benefit remaining under KURIP as of December 31, 2025. Given his decision to retire from the Company effective January 2, 2026, he will receive a lump-sum payment of $58,593 in 2026 reflecting his KURIP benefit. The details of KURIP are described following the "Pension Benefits Table" included below.

Perquisites

We generally do not provide any perquisites to our NEOs.

EMPLOYMENT AGREEMENTS

The material terms of employment agreements we have with Messrs. Continenza and Bullwinkle are described below. We do not have employment agreements with Dr. Taber or Messrs. Byrd or Michaels.

James V. Continenza

On November 29, 2023, we entered into the CEO Employment Agreement with Mr. Continenza, which had an initial three-year term, and which replaced his prior amended and restated employment agreement. The CEO Employment Agreement contained notice and negotiation provisions which may have resulted in the term being automatically renewed for successive two-year periods. During any renewal periods, if applicable, the terms of Mr. Continenza's employment would have remained the same.

The CEO Employment Agreement provided Mr. Continenza with the following:

- An annual base salary of $1 million.
- Participation in an annual incentive plan, commencing with the 2024 fiscal year, of up to 125% of base salary, based on achievement of our Annual Plan, but determined by the Committee in its discretion, taking into consideration its evaluation of Mr. Continenza's and the Company's performance.
- An annual grant of restricted stock units having a value of $2.5 million, half of which to vest in substantially equal annual installments over a three-year period following the grant date and the other half of which to vest following a three-year performance period based on the achievement of pre-defined goals established by the Committee and subject to Committee discretion.
- A potential cash bonus of $2 million if our refinancing term loan debt was reduced to $300 million or less before November 29, 2026 and our available cash and cash equivalents at such time were at least $200 million, each as determined by the Committee in its sole discretion.
- Participation in all benefit plans, policies and arrangements that were provided to employees generally.
- Certain severance benefits, as described below in the "Potential Payments upon Termination or Change in Control" discussion.

The CEO Employment Agreement also provides that Mr. Continenza would not have the right to exercise any stock options granted to him in February 2019 or July 2020 to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, Mr. Continenza (together with his affiliates and any person acting as a group), would beneficially own more than 4.99% of the then issued and outstanding shares of common stock.

On February 24, 2026, we entered into a new amended and restated employment agreement (the "New CEO Employment Agreement" and together with the prior CEO Employment Agreement, the "CEO Employment Agreements") with Mr. Continenza, which has a five-year term (January 1, 2026 through December 31, 2030), and which replaces the prior CEO Employment Agreement. The New CEO Employment Agreement provides Mr. Continenza with the following:

- An annual base salary of $1.2 million.
- Participation in an annual incentive plan which remains at 125% of base salary, based on achievement of our Annual Plan, but determined by the Committee in its discretion, taking into consideration its evaluation of Mr. Continenza's and the Company's performance.

- An annual award of restricted stock units having a value of $2.5 million, half of which will vest in substantially equal annual installments over a three-year period following the grant date and the other half of which will vest following a three-year performance period based on the achievement of pre-defined goals established by the Committee and subject to Committee discretion.
- A renewal award of 5 million RSUs, which will vest in equal annual installments over a five-year period annually on December 31st, commencing December 31, 2026.
- Participation in all benefit plans, policies and arrangements that are provided to employees generally.

Given that equity awards to be granted under the New CEO Employment Agreement will result in Mr. Continenza's beneficial ownership of more than 5%, the New CEO Employment Agreement replaces the prohibition against an option exercise if it would result in beneficial ownership of more than 4.99% with a requirement to provide 61 days' written notice of the option exercise and that we will assist with the preparation and cost of any notice required under Section 13(d) of the Exchange Act.

In addition, under the New CEO Employment Agreement (effective January 1, 2026), Mr. Continenza would be eligible for certain severance benefits in the event his employment is terminated.

The new CEO Employment Agreement provides the following definitions:
- "Cause" means any of the following: (1) his willful and continued failure or attempt to perform the usual, customary or reasonable functions of his positions other than due to a disability or approved leave; (2) his gross negligence or willful misconduct in the performance of his duties or obligations to us that has caused material injury to us; (3) his conviction of any felony (other than a felony predicated on your vicarious liability or involving a traffic violation) or crime involving moral turpitude; (4) his unlawful possession, use or sale of narcotics or other controlled substances on our premises, or performing job duties while under the influence of illegally used controlled substances; (5) his material breach of the agreement; (6) his material breach of a requirement of our Business Conduct Guide; or (7) his material breach of his Eastman Kodak Company Employee's Agreement.
- "Good reason" means (1) a material breach of the agreement by us; (2) a material reduction in or adverse modification of the nature and scope of his authority, duties, responsibilities, or privileges (whether or not accompanied by a change in title); (3) a material diminution in or failure by us to timely pay any compensation, including his base salary, annual cash performance incentive or long term incentive compensation; or (4) a refusal to allow him to work remotely consistent with his historical practices.
- "Retirement" means a voluntary termination of employment on or after age 65 or due to being physically unable to perform the actions required of his position, as determined by the Board in good faith.
- "Disability" refers to a disability under our long term disability plan.

The amount and nature of the severance benefits he would be eligible to receive vary depending on the circumstances surrounding termination as described below:

Termination by Us without Cause or by the NEO with Good Reason. If Mr. Continenza's employment is terminated by us without cause or by him with good reason, he would be eligible to receive (less applicable withholding and deduction):
- his accrued compensation;
- an amount equal to two years of salary plus two years of target annual incentive opportunity;
- an amount equal to earned but unpaid annual incentive for the fiscal year ending immediately prior to the year in which his employment was terminated;
- an amount equal to the annual incentive in respect of the fiscal year in which his termination of employment occurs, pro-rated based upon the number of days from the beginning of such fiscal year through the date of termination of employment;
- immediate vesting of any unvested RSUs;
- payment of any banked PSUs;
- the continued employment requirement applicable to other unvested PSUs will be waived, and such PSUs will vest based on the achievement of the applicable performance-vesting requirements; and
- COBRA coverage for 18 months following termination, with us paying the employee premiums but the amounts being imputed as income to him.

Termination by Us for Cause or by the NEO without Good Reason. If Mr. Continenza's employment is terminated by us for cause or by him without good reason (other than a retirement), he would not be eligible to receive any severance benefits, any unpaid or pro-rated annual incentive, and he would forfeit any unvested equity-based compensation.

Retirement, Disability or Death. If Mr. Continenza's employment is terminated due to his retirement, disability or death he would be eligible to receive (less applicable withholding and deduction):

- his accrued compensation;
- an amount equal to earned but unpaid annual incentive for the fiscal year ending immediately prior to the year of termination;
- an amount equal to the annual incentive in respect of the fiscal year of retirement, pro-rated based upon the number of days from the beginning of such fiscal year through the date of termination;
- immediate vesting of any unvested RSUs;
- payment of any banked PSUs; and
- the continued employment requirement applicable to other unvested PSUs will be waived, and such PSUs will vest based on the achievement of the applicable performance-vesting requirements.

Change in Control. No payments are made to Mr. Continenza in connection with a change in control, however, any termination of employment by the Company within six months of a change in control will be presumed to be a termination without cause.

David E. Bullwinkle

We employ Mr. Bullwinkle under an employment agreement effective July 1, 2016 with no scheduled term ending date. Under this employment agreement, Mr. Bullwinkle is eligible for the following:

- an annual base salary of at least $400,000, which was increased to $460,000 in 2018;
- participation in an annual incentive plan with a target annual bonus of at least 35% of his base salary, which was reduced from 65% of his base salary in May of 2023;
- participation in all benefit plans, policies and arrangements that are provided to employees generally; and
- certain severance benefits as described below in the "Potential Payments upon Termination or Change in Control" discussion.

Severance Arrangements

We provide our NEOs with severance provisions designed to serve as a retention tool and to provide an incentive for our NEOs to focus on the best interests of our shareholders in connection with the transformational components of our strategic plan given that, in certain instances, an executive's successful completion of his responsibilities may result in the elimination of his job. These severance provisions also provide an incentive for our NEOs to sign a release of claims against us, to refrain from competing with us and to cooperate with us both before and after their employment is terminated. When approving any agreement for employment or retention, we focus on the reasons for which severance may be triggered relative to the NEO's position and responsibilities.

Each of the employment agreements with Messrs. Continenza and Bullwinkle provide severance benefits in the event his employment is terminated by us without "cause" or if he terminates for "good reason," and in the case of Mr. Continenza's New CEO Employment Agreement, "retirement," "disability," or "death." The definitions of "cause," "good reason," "retirement," and "disability" as applicable to these severance provisions are described below in the "Potential Payments upon Termination or Change in Control" discussion.

The severance benefits for Dr. Taber and Messrs. Byrd and Michaels were provided under our Officer Severance Policy, as discussed below under "Officer Severance Policy". This policy was discontinued in February 2026, and Messrs. Byrd and Michaels moved to an individual severance agreement with similar terms.

Officer Severance Policy

In order to provide severance benefits to certain officers and employees, we maintained an Officer Severance Policy (the "Policy") which provided for compensation to eligible corporate officers in the event of a qualifying termination without "cause" or with "good reason."

Under the Policy, "cause" was generally defined to include a participant's failure to perform his duties or follow proper direction, violation of Company rules, possession, use or sale of controlled substances, certain actions that result in a penalty against the Company or could result in violation of law, conviction of a crime, misrepresentation or concealment of a material fact from the Company or breach of our Business Conduct Guide or his Eastman Kodak Company Employee's Agreement. "Good reason" was generally defined to include a material diminution in compensation, authority or responsibilities, transfer to a new work site that increases the participant's one-way commute by more than 75 miles, and failure of an acquirer or successor entity to offer the participant employment with comparable severance protection.

By its terms, the Policy did not apply to (1) our chief executive officer, or (2) a corporate officer with an employment agreement with an indefinite term. It also did not provide benefits to any employee who, at the time of termination, was covered by another severance agreement or arrangement with us. Accordingly, Messrs. Continenza and Bullwinkle were not eligible for benefits under the Policy.

The Policy provided that a participant was generally entitled to receive separation pay equal to his base salary in effect as of the date of termination. However, Dr. Taber was eligible for grandfathered benefits under the Policy and was entitled to separation pay of 100% of his total target cash compensation in effect as of the date of the qualifying termination. Payment under the Policy was conditioned on the participant's execution of a general waiver and release and his compliance with the Policy's non-disparagement provisions.

For additional information regarding the potential severance benefits payable to our NEOs under various circumstances, please see the "Potential Payments upon Termination or Change in Control" discussion and the "Severance Payments Table" included below. Because this table reflects the benefits that would be received had the NEO terminated employment on December 31, 2025, the benefits for Dr. Taber and Messrs. Byrd and Michaels reflect what they would have received under the Officer Severance Policy in effect on such date.

Change in Control Arrangements

The employment agreement with Mr. Bullwinkle allows for payment of severance under certain conditions upon a termination following a change in control (double trigger). These provisions were designed to protect against the possible loss of certain benefits after a change in control. Please see the section entitled "Employment Agreements" above for more details on these provisions. We believe that a double trigger is appropriate for such payments because it helps to ensure that the individual does not receive an unintended benefit by receiving severance pay while continuing in their position following a change in control.

The CEO Employment Agreements provide that any termination of employment by the Company within six months of a change in control will be treated as a termination without cause. Please see the section entitled "Employment Agreements" above for more details on these provisions.

Additionally, under our 2013 Incentive Plan, we may provide for accelerated exercisability, lapse of restrictions or deemed satisfaction of performance goals with respect to any outstanding awards upon a change in control. While we do not believe that automatic acceleration of vesting is appropriate upon a change in control because an executive may continue in his position, we do believe that allowing the Committee the discretion to accelerate vesting of equity awards upon a change in control is appropriate because it may not be possible to continue vesting of existing equity awards or to replace existing equity awards with comparable awards of the acquiring company's equity, and the acceleration of vesting would provide the executives with the same rights as other shareholders to sell their equity in the Company at the time of a change in control.

PROGRAM GOVERNANCE

Risk Mitigating Policies

Compensation Recoupment (Clawback) Policy

In accordance with NYSE listing standards, we have adopted our Compensation Recoupment (Clawback) Policy, which provides that we will seek to recover erroneously awarded incentive-based compensation on a no-fault basis received by any current or former executive officer during the three-year period preceding the date on which we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the federal securities laws. A copy of the policy is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

Insider Trading Policy

We have adopted a Policy on Insider Trading for all directors and employees designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to us. Insiders, who include our directors, executive officers, and certain employees whose duties involve access to material non-public information, may only buy and sell our stock within an open "window period," which begins after the second full trading day following the public release of earnings for the prior quarter and ends one week prior to the end of the current quarter. Insiders are prohibited from purchasing or selling our stock if they are in possession of material non-public information, even if it is within the open window period. We reserve the right to impose an "event-specific blackout period" if we believe insiders have material non-public information. A copy of the policy is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

Policy on Equity Awards

Our equity awards, including stock options, are granted in accordance with our Policy on Equity Awards (the ''Equity Awards Policy''). Pursuant to the Equity Awards Policy the grant date of such awards shall be the date on which the grant was approved or a future date as recommended by management. The Equity Awards Policy prohibits backdating awards. It is not our policy to time the public release of material information or the grant of equity awards to benefit any award grantees. We did not grant any options, stock appreciation rights, or option-like awards to our named executive officers in 2025.

Restrictions on Hedging and Pledging

Our executive officers and directors are prohibited by our Policy on Insider Trading from engaging in any transactions (such as puts, calls, options or other derivative securities) with respect to our equity securities held by them to hedge or offset any decrease in the market value of those equity securities.

Our executive officers and directors are also prohibited from purchasing our equity securities on margin, borrowing against our equity securities on margin or pledging our equity securities as collateral for a loan.

Executive Officer Share Ownership Guidelines

Our executive officers are expected to accumulate certain levels of ownership of our equity securities within five years of first becoming an executive officer, as follows:

Title	Target Share Ownership	Holding Requirement	
		Before Target Met	After Target Met
CEO	5X base salary	50% of net-settled shares	None
Executive Vice President	3X base salary		
Senior Vice President	2X base salary		
Vice President and Other Officers	1X base salary		

The holding requirement does not pertain to grants already received at the time of the adoption of the guidelines.

If an executive officer receives a promotional salary increase, the Committee may extend that executive officer's time to meet the ownership guidelines by one year, at its discretion.

Tax Considerations

Tax rules generally limit the deductibility of compensation paid to each of our current and former NEOs to $1 million per year. The Committee retains the discretion to pay compensation that may not be tax deductible.

Say-On-Pay

At our 2025 annual meeting of shareholders, we held an advisory vote on our compensation program for our NEOs, commonly referred to as the say-on-pay vote, which resulted in 96% of the votes cast approving our compensation program for our NEOs. We evaluated the results of this vote as part of our overall assessment of our compensation program for our NEOs. Based on this overall assessment and the strong support expressed by our shareholders, we did not make any related material changes to our compensation program for our NEOs in 2025.

At our 2020 annual meeting of shareholders, we recommended, and our shareholders approved, an annual frequency for the say-on-pay vote. After considering that recommendation, the Board determined that the say-on-pay vote will be held annually until the next required vote on the frequency of the say-on-pay vote to be held at this annual meeting of shareholders.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following tables and related narrative contain information regarding the compensation paid to our NEOs for our three most recently completed fiscal years, which ended on December 31, 2025, December 31, 2024 and December 31, 2023.

Name and Principal Position	Year	Salary[1] $	Bonus $	Stock Awards[2] $	Option Awards $	Non-Equity Incentive Plan Compensation[3] $	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] $	Total $
J.V. Continenza Executive Chairman and Chief Executive Officer	2025	996,516	3,250,000[5]	2,500,004	—	—	78,450	6,824,970
	2024	996,516	1,250,000	3,904,340	—	—	81,691	6,232,547
	2023	996,516	2,000,000	3,306,000	454,147	—	307,860	7,064,523
D.E. Bullwinkle Chief Financial Officer and Senior Vice President	2025	458,397	133,402[6]	—	—	142,598	121,526	855,923
	2024	458,397	161,000	6,855	—	—	84,879	711,131
	2023	458,397	46,000	428,000	590,495	—	168,646	1,691,538
T.R. Taber Senior Vice President Advanced Materials & Chemicals, Chief Technical Officer and Vice President	2025	398,606	—	—	—	140,000	58,821	597,427
	2024	398,606	155,000	—	—	—	62,932	616,538
	2023	398,606	40,000	428,000	319,857	—	154,945	1,341,408
R.W. Byrd General Counsel, Secretary and Senior Vice President	2025	323,868	8,452[7]	—	—	100,748	73,034	506,102
	2024	323,868	113,750	47,866	—	—	66,444	551,928
	2023	323,868	32,500	214,000	263,855	—	132,215	966,438
R. T. Michaels Chief Accounting Officer and Corporate Controller	2025	269,059	6,018[8]	—	—	71,742	86,966	433,785
	2024	269,059	—	—	—	74,520	63,288	406,867
	2023	269,059	—	128,400	—	72,091	112,752	582,302

[1] This column reports the base salary paid to each of our NEOs during each year reported.

[2] This column reports the aggregate grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all restricted stock units (RSUs) and performance stock units (PSUs) granted during each year reported. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. For 2025, the

grant date fair value of each PSU granted to Mr. Continenza on February 20, 2025 was $7.43. The grant date fair value of each RSU granted to Mr. Continenza on November 29, 2025 was $7.64. Additional details on accounting for stock-based compensation for 2025 can be found in Note 23 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

[3] For 2025, this column reports the payments made for 2025 to Messrs. Bullwinkle, Byrd and Michaels under the Functional Group Management Bonus Plan (MPF) and the payment made to Dr. Taber under his individualized special plan based on Advanced Materials and Chemicals (AM&C) revenue performance.

[4] For 2025, this column reports the aggregate change in the present value of the NEO's accumulated benefits under their applicable pension plan (KRIP, KCBP and KURIP), to the extent the NEO participates in such arrangement. All of our NEOs participated in KRIP and the new KCBP. During 2025, Dr. Taber had a frozen benefit under KURIP. There were no above-market or preferential earnings on Nonqualified Deferred Compensation.

	2025			2024			2023		
Name	Change in Pension Value ($)[a]	Above-Market Interest ($)	Total Value ($)	Change in Pension Value ($)[a]	Above-Market Interest ($)	Total Value ($)	Change in Pension Value ($)	Above-Market Interest ($)	Total Value ($)
J.V. Continenza	78,450	—	78,450	81,691	—	81,691	307,860	—	307,860
D.E. Bullwinkle	121,526	—	121,526	84,879	—	84,879	168,646	—	168,646
T.R. Taber	58,821	—	58,821	62,932	—	62,932	154,945	—	154,945
R.W. Byrd	73,034	—	73,034	66,444	—	66,444	132,215	—	132,215
R.T. Michaels	86,966	—	86,966	63,288	—	63,288	112,752	—	112,752

[a] Changes in pension value are due to interest on past accruals, additional pay and service credits and changes in assumptions.

[5] For 2025, Mr. Continenza received a $2 million payment pursuant to the CEO Employment Agreement for the refinancing of our term loan debt in 2025 and $1.25 million pursuant to the CEO Employment Agreement for his annual incentive for 2025.

[6] For 2025, Mr. Bullwinkle received a special performance bonus of $115,000 related to the KRIP reversion. The Committee also applied positive discretion to increase Mr. Bullwinkle's bonus under the MPF by $18,402, which is included in this column for 2025.

[7] For 2025, the Committee applied positive discretion to increase Mr. Byrd's bonus under the MPF by $8,452, which is included in this column for 2025.

[8] For 2025, the Committee applied positive discretion to increase Mr. Michael's bonus under the MPF by $6,018, which is included in this column for 2025.

GRANTS OF PLAN-BASED AWARDS TABLE

The compensation included in the following table reflects the equity granted under our 2013 Incentive Plan during 2025.

Name	Award Description	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold (#)	Target (#)	Max. (#)		
J.V. Continenza	2025 RSU[1]	11/29/2025				163,613	1,250,003
J.V. Continenza	2025 PSU[2]	02/20/2025		168,237			1,250,001

[1] The RSUs vest in substantially equal instalments on the first, second and third anniversaries of the grant date, subject to continued employment through each vesting date (except as otherwise provided by the CEO Employment Agreements).

[2] The PSUs vest in substantially equal instalments on the Committee meeting dates in February 2026, 2027 and 2028, subject to continued employment through each vesting date and achievement of the Annual Commitment Plan for each of the 2025, 2026 and 2027 fiscal years (each except as otherwise provided by the CEO Employment Agreements).

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR-END TABLE

The following table sets forth additional information concerning equity awards held by our NEOs as of December 31, 2025.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock Held that Have Not Vested (#)[2]	Market Value of Shares or Units of Stock Held that Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
J.V. Continenza	298,780[4]		4.53	02/19/2029				
	298,780[4]		6.03	02/19/2029				
	170,733[4]		12	02/19/2029				
	350,000[5]		4.53	02/19/2029				
	350,000[5]		6.03	02/19/2029				
	200,000[5]		12	02/19/2029				
					100,000[6]	846,000		
					196,336[7]	1,661,003		
					114,943[8]	972,418		
					163,613[9]	1,384,166		
					245,098[10]	2,073,529		
					168,237[11]	1,423,285		
D.E. Bullwinkle	15,000[12]		3.03	02/19/2026				
	10,000[13]		4.53	02/19/2029				
	10,000[13]		6.03	02/19/2029				
	10,000[13]		12	02/19/2029				
	45,942[14]		16.24	06/30/2026				
	355,330[15]		12.5	09/13/2027				
	72,017[16]		3.9	12/03/2028				
					16,668[17]	141,011		
							50,000[18]	423,000
T.R. Taber	36,927[19]		15.58	09/02/2026				
	182,742[15]		12.5	09/13/2027				
	37,038[16]		3.9	12/03/2028				
					16,668[17]	141,011		
							50,000[18]	423,000
R.W. Byrd	15,000[12]		3.03	02/19/2026				
	10,000[13]		4.53	02/19/2029				
	10,000[13]		6.03	02/19/2029				
	10,000[13]		12	02/19/2029				
	30,457[15]		12.5	09/13/2027				
	70,000[20]		3.09	01/15/2026				
	16,667[21]	8,333[21]	4.28	05/16/2030				
		25,000[22]	4.28	05/16/2030				
					8,334[17]	70,506		
							25,000[18]	211,500
R.T. Michaels					10,000[17]	84,600		

[1] The dates reflected in the table show the expiration dates as of December 31, 2025.

[2] This column represents outstanding awards of RSUs and PSUs.

(3) This column represents the market value of RSUs that have not vested as of December 31, 2025, which was calculated using a stock value of $8.46 per share, which was the closing price of our common stock as of December 31, 2025, the last trading day of the year.

(4) This stock option was granted on July 27, 2020, in four tranches with separate exercise prices. Pursuant to the terms of the award agreement, 499,974 shares (28.57% of each tranche) vested on the grant date, an additional 1,187,549 shares (67.86% of each tranche) vested on July 29, 2020 upon the conversion of 95% of the $100,000,000 of our outstanding 5% Secured Convertible Promissory Notes due 2021 (2021 Notes), and the remaining 62,477 shares (3.57% of each tranche) vested on September 30, 2020 upon the conversion of the remaining 5% of the outstanding 2021 Notes. On February 16, 2023, the outstanding stock options were amended to extend the original expiration date by three years.

(5) This stock option was granted on February 20, 2019, and vested one-half on the grant date with the remaining half vesting in substantially four equal instalments on May 20, 2019, August 20, 2019, November 20, 2019, and February 20, 2020. On February 16, 2023, this option was amended to extend the original expiration date by three years.

(6) These RSUs were granted on February 26, 2023. The first tranche vested on February 26, 2024, the second tranche vested on February 26, 2025, and the remaining tranche vested on February 26, 2026.

(7) These RSUs were granted on November 29, 2023. The first tranche vested on November 29, 2024, the second tranche vested on November 29, 2025, and the remaining tranche vests on November 29, 2026.

(8) These RSUs were granted on November 29, 2024. The first tranche vested on November 29, 2025, and the remaining tranches vest in two equal instalments on November 29, 2026, and November 29, 2027.

(9) These RSUs were granted on November 29, 2025, and vest in three equal instalments on November 29, 2026, November 29, 2027, and November 29, 2028.

(10) These PSUs were granted on March 26, 2024. The first tranche vested on February 20, 2025, the second tranche vested on February 12, 2026 and the remaining tranche will vest on the Committee meeting date in February 2027.

(11) These PSUs were granted on February 20, 2025. The first tranche vested on February 12, 2026, the remaining tranches will vest in two equal instalments on the Committee meeting dates in February 2027 and 2028.

(12) This stock option was granted on July 27, 2020, and vested in three substantially equal instalments on July 27, 2021, July 27, 2022, and July 27, 2023.

(13) This stock option was granted on July 27, 2020, and vested in three substantially equal instalments on July 27, 2021, July 27, 2022, and July 27, 2023. On February 16, 2023, this option was amended to extend the original expiration date by three years.

(14) This stock option was granted on July 1, 2016, and vested in three substantially equal instalments on July 1, 2017, July 1, 2018, and July 1, 2019. On February 16, 2023, this option was amended to extend the original expiration date by three years.

(15) This stock option was granted on September 14, 2017, and vested in three substantially equal instalments on September 14, 2018, September 14, 2019, and September 14, 2020. On February 16, 2023, this option was amended to extend the original expiration date by three years.

(16) This stock option was granted on December 4, 2018, and vested in three substantially equal instalments on September 3, 2019, September 3, 2020, and September 3, 2021. On February 16, 2023, this option was amended to extend the original expiration date by three years.

(17) These RSUs were granted on May 17, 2023. The first tranche vested on May 17, 2024, the second tranche vested on May 17, 2025, and the remaining tranche will vest on May 17, 2026.

(18) These PSUs were granted on May 17, 2023, and will vest on May 17, 2026, if the volume-weighted average price per share of common stock within the 20 trading day period before the vesting date exceeds $4.71.

(19) This stock option was granted on September 3, 2016, and vested in three substantially equal instalments on September 3, 2017, September 3, 2018, and September 3, 2019. On February 16, 2023, this option was amended to extend the original expiration date by three years.

(20) This stock option was granted on January 16, 2019, and vested in three substantially equal instalments on January 16, 2020, January 16, 2021, and January 16, 2022.

(21) This stock option was granted on May 17, 2023. The first tranche vested on May 17, 2024, the second tranche vested on May 17, 2025, and the remaining tranche will vest on May 17, 2026.

(22) This stock option was granted on May 17, 2023, and vests on May 17, 2026, if the volume-weighted average price per share of common stock within the 20 trading day period before the vesting date exceeds $4.71.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized On Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting[3] ($)
J.V. Continenza	2,131,707	17,757,119	453,806	3,369,078
D.E. Bullwinkle	0	0	16,666	108,162
T.R. Taber	0	0	16,666	108,162
R.W. Byrd	19,744	157,952	8,333	54,081
R.T. Michaels	0	0	10,000	64,900

[1] Mr. Continenza exercised 2,131,707 options by means of a net exercise and received 822,600 shares.

[2] This column represents the value of Options exercised during 2025.

[3] This column represents the value of RSUs that vested during 2025, based on the closing stock price on the vesting date.

PENSION BENEFITS FOR 2025

The "Pension Benefits Table" below shows the present value as of December 31, 2025, of the accumulated benefits payable to our NEOs under the new Kodak Cash Balance Plan (KCBP) and KURIP, including the number of years of service credited to each NEO, as applicable. Our traditional KRIP plan was terminated on March 31, 2025, and all accumulated value in the plan was distributed to our NEOs, who rolled over their distribution to our tax-qualified 401(k) defined contribution plan or an individual retirement account (IRA). The "Pension Benefits Table" below shows the distributions that our NEOs received under KRIP during 2025. All service under KCBP started on April 1, 2025.

The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in FASB ASC Topic 715 and are consistent with those used in our financial statements as described in Note 20 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025. The assumptions used to calculate the present value of accumulated benefits for each NEO are described below.

PENSION BENEFITS TABLE

Name	Plan Name[1]	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)[2]
J.V. Continenza[1]	KCBP	.75	32,242	0
	KRIP			785,900
D.E. Bullwinkle[2]	KCBP	.75	23,314	0
	KRIP			699,962
T.R. Taber[3]	KCBP	.75	32,431	546,497
	KRIP			0
	KURIP[3]	1.62	58,593	0
R.W. Byrd[4]	KCBP	.75	31.481	0
	KRIP			488,096
R.T. Michaels[5]	KCBP	.75	32,022	0
	KRIP			514,436

[1] Our NEOs participated in the cash balance portion of the KRIP for accruals prior to April 1, 2025 and participates in KCBP for accruals after March 31, 2025.

[2] Our NEOs received a lump-sum distribution in October 2025 in connection with the KRIP termination.

Dr. Taber's post-petition KURIP benefit of $58,593 is payable to him as a lump sum upon his termination of employment with us (less applicable withholding); this amount was fixed following our emergence from bankruptcy.

Tax-Qualified Retirement Plan: Kodak Retirement Income Plan (KRIP) and Kodak Cash Balance Plan (KCBP)

In the early part of 2025, we funded a tax-qualified defined benefit pension plan known as the Kodak Retirement Income Plan (KRIP) for all U.S. employees. Effective January 1, 2000, we amended KRIP to include a cash balance component. KRIP's cash balance component covers employees hired before March 1, 1999 who elected that coverage and all new U.S. employees hired on or after March 1, 1999, including Messrs. Continenza, Bullwinkle, Byrd and Michaels. Dr. Taber participated in KRIP's traditional defined benefit component.

On January 1, 2015, we froze all benefit accruals in the traditional component of KRIP for all participants. Beginning on that date, accruals in KRIP were made under the cash balance component for all participating employees. Accruals for Dr. Taber since January 1, 2015 were made under the cash balance component.

On March 31, 2025 KRIP was terminated and active employees received accrued benefits they had in KRIP as either a monthly annuity or lump sum payment (this accrued value included both the Cash Balance Component and Traditional Defined Benefit Component as described below). KRIP was replaced by the new Kodak Cash Balance Plan (KCBP) starting April 1, 2025.

Cash Balance Component

Under KRIP's cash balance component, a hypothetical account was established for each participating employee and, for every month the employee worked, the employee's account was credited with an amount equal to a percentage of the employee's monthly pay (i.e., base salary and incentive awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). Prior to January 1, 2015, the cash balance component provided a credit of 4% of an employee's monthly pay. The credit was increased to 7% starting January 1, 2015, to 9% starting January 1, 2020 and to 12% starting January 1, 2022. In addition, the ongoing balance of the employee's account earned interest at the 30-year Treasury bond rate. Before 2015, employees vested in their account balance after completing three years of service. Beginning on January 1, 2015, all active employees were immediately vested.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, which was frozen as of January 1, 2015, benefits were based upon a participating employee's average participating compensation (APC). The plan defined APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to the earliest of January 1, 2015, commencement of payment, or termination of employment. Participating compensation was base salary and any incentive award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For a participating employee with up to 35 years of accrued service, the annual normal retirement income benefit was calculated by multiplying the employee's years of accrued service by the sum of: (a) 1.3% of APC not in excess of the average social security wage base, plus (b) 1.6% of APC in excess of the average social security wage base.

Prior to 2015, employees became vested in their accrued benefit after completing three years of service with us. Beginning January 1, 2015, vesting was immediate.

Kodak Cash Balance Plan

Under KCBP, a hypothetical account is established for each participating employee and, for every month the employee works, the employee's account is credited with an amount equal to a percentage of the employee's monthly pay (i.e., base salary and incentive awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). The pay credit is 12% of an employee's monthly pay. In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. All active employees are immediately vested in the plan (no minimum service requirements). Vested benefits under KCBP are payable upon normal retirement (age 65), termination or death. Participants may choose from among various forms of benefits such as a lump sum, a joint and survivor annuity and a straight life annuity. The plan also allows for an in-service distribution for employees age 59½ or older.

Non-Qualified Retirement Plan: Kodak Unfunded Retirement Income Plan (KURIP)

Dr. Taber was our only NEO eligible to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP) as of December 31, 2025. KURIP was an unfunded retirement plan that was designed to provide our U.S. employees with pension benefits that (1) made up for the Internal Revenue Code's limitations on allocations and benefits that may be paid under KRIP and SIP, and (2) recognize deferred compensation that was ignored when calculating benefits under KRIP and SIP.

Benefits due under KURIP were payable upon a participating employee's termination of employment or death. Upon our emergence from bankruptcy, KURIP was terminated and, as a result, each participating employee's pre-petition benefit was settled in the form of an equity distribution, consistent with treatment for other similarly situated general unsecured creditors, and post-petition benefits were calculated using September 3, 2013 as the hypothetical last day of employment with us. The post-petition benefit is frozen and payable as a lump sum upon the participating employee's termination of employment with us (less applicable withholding and deduction).

NON-QUALIFIED DEFERRED COMPENSATION FOR 2025

Except for Mr. Continenza, none of our NEOs have non-qualified deferred compensation.

We maintain our Deferred Compensation Plan for Directors, which allows non-employee directors to defer some or all of their RSU awards into a phantom stock account. Prior to his appointment as our Executive Chairman effective February 20, 2019, Mr. Continenza had elected to defer 241,589 RSUs for his services as a non-employee director to the Deferred Compensation Plan for Directors.

Name	Account Type	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J.V. Continenza	Deferred RSUs[1]	0	0	456,603[2]	0	2,043,843[3]

[1] Represents the 241,589 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors, which were received for services as a non-employee director prior to his appointment as our Executive Director effective February 20, 2019. This account is payable to Mr. Continenza upon his separation from us as a director in shares of our common stock.

[2] This amount reflects the change in the value of the phantom stock credited to his account under the Deferred Compensation Plan for Directors from December 31, 2024 to December 31, 2025.

[3] This amount reflects the value of the phantom stock credited to his account under the Deferred Compensation Plan for Directors on December 31, 2025, which was calculated using a stock value of $8.46 per share, which was the closing price of our common stock as of December 31, 2025, the last trading day of the year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The discussion below regarding the amounts payable to our NEOs upon certain employment terminations reflects the amounts payable under our outstanding arrangements as of December 31, 2025.

Potential Benefits upon Termination for Reasons other than Change in Control

Each of our NEOs is or was eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our NEOs in the event of termination of employment on December 31, 2025 pursuant to their employment agreements with us and our Officer Severance Policy are described above.

Actual amounts paid or distributed to our NEOs as a result of one of the separation events occurring in the future may be different from those described below due to the fact that many factors affect the amounts of any payments described under the various separation events. For example, factors that could affect the amounts payable include the executive's base salary and our stock price. At the time of separation of the NEO, we may approve severance terms that vary from those provided in the NEO's pre-existing individual employment agreement(s), if any, or in relevant employee benefit plans.

In addition to the benefits outlined in our NEO's employment agreements and our Officer Severance Policy, our NEOs were eligible to receive any benefits provided under our benefit and compensation plans applicable to U.S. employees generally, such as distributions under SIP and KCBP, frozen KURIP benefits (for Dr. Taber), and outplacement services under our Termination Allowance Plan, in accordance with those plans and policies. Our NEOs will also be eligible to receive any present value of accrued benefits as set forth in "Pension Benefits for 2025".

Following termination of employment, Messrs. Bullwinkle, Byrd and Michaels and Dr. Taber are subject to compliance with the post-termination restrictive covenants set forth in their Eastman Kodak Company Employee's Agreement, in addition to any covenants under individual arrangements with us. These covenants generally prohibit these NEOs from disclosing our proprietary or confidential information, engaging in certain activity in competition with us for up to 18 months after termination of employment with us and for one year after termination of employment with us, from soliciting any of our employees to leave employment with us, or soliciting any of our customers or suppliers to do business with any of our competitors. Mr. Continenza is party to an Eastman Kodak Company Employee's Agreement that prohibits him from disclosing our proprietary or confidential information.

Pursuant to the terms of the CEO Employment Agreements, Mr. Continenza is prohibited from soliciting any of our employees to leave employment with us or soliciting any of our customers to do business with any of our competitors (or reduce its business with us), for 12 months after termination of his employment with us.

Potential Benefits upon Termination following a Change in Control (Double Trigger)

Our employment agreement with Mr. Bullwinkle provides for payments if there is an involuntary termination of his employment within two years following a "change in control" (commonly referred to in combination as a "double trigger"). A "change in control" generally occurs upon (1) any person or group becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power to elect directors; (2) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving us that requires the approval of our shareholders; (3) a sale of all or substantially all of our assets (other than to an affiliate); or (4) approval by our shareholders of a complete liquidation or dissolution of us.

In the event of a termination within two years following a change in control, Mr. Bullwinkle would be entitled to receive the same payments and benefits that they would receive upon a termination of employment for good reason. Please see "Potential Benefits upon Termination for Reasons other than Change in Control" below for a description of those payments and benefits.

Individual Termination Arrangements

Under their employment agreements, Messrs. Continenza and Bullwinkle are eligible to receive severance benefits payable in connection with termination without cause or with good reason, and in the case of Mr. Continenza's New CEO Employment Agreement, retirement, subject to:

- execution of a general release and covenant not to sue in favor of us;
- compliance with non-solicitation (and in the case of Mr. Bullwinkle, non-competition) provisions following termination of employment; and
- the understanding that severance payments provided under the employment agreements are in lieu of those provided under our Termination Allowance Plan.

James V. Continenza

Under the terms of his CEO Employment Agreement, which was in effect on December 31, 2025, Mr. Continenza would have been eligible for certain severance benefits in the event his employment was terminated on December 31, 2025.

The CEO Employment Agreement provided the following definitions:

- "Cause" means any of the following: (1) his willful and continued failure or to attempt to perform the usual, customary or reasonable functions of his positions other than due to a disability or approved leave; (2) his gross negligence or willful misconduct in the performance of his duties or obligations to us that has caused material injury to us; (3) his conviction of any felony (other than a felony predicated on your vicarious liability or involving a traffic violation) or crime involving moral turpitude; (4) his unlawful possession, use or sale of narcotics or other controlled substances on our premises, or performing job duties while under the influence of illegally used controlled substances; (5) his material breach of the agreement; (6) his material breach of a requirement of our Business Conduct Guide; or (7) his material breach of his Eastman Kodak Company Employee's Agreement.

- "Good Reason" means (1) a material breach of the agreement by us; (2) a material reduction in or adverse modification of the nature and scope of his authority, duties, responsibilities, or privileges (whether or not accompanied by a change in title); (3) a material diminution in or failure by us to timely pay any compensation, including your base salary, annual cash performance incentive or long term incentive compensation; or (4) a refusal to allow him to work remotely consistent with his historical practices.

The amount and nature of the severance benefits he would have been eligible to receive vary depending on the circumstances surrounding termination, as described below:

Termination by Us without Cause or by the NEO with Good Reason. If Mr. Continenza's employment was terminated by us without cause or by him with good reason, he would have been eligible to receive (less applicable withholding and deduction):

- an amount equal to two years of salary plus two years of target annual incentive opportunity;
- an amount equal to earned but unpaid annual incentive for the fiscal year ending immediately prior to the year in which his employment was terminated;
- an amount equal to the annual incentive in respect of the fiscal year in which his termination of employment occurs, pro-rated based upon the number of days from the beginning of such fiscal year through the date of termination of employment;
- immediate vesting of the next tranche of RSUs;
- payment of any banked PSUs; and
- continued participation in all health, medical and dental plans and programs maintained by us for 24 months with payment by us of all required contributions to maintain such coverage.

Termination by Us for Cause or by the NEO without Good Reason. If Mr. Continenza's employment was terminated by us for cause or by him without good reason, he would not have been eligible to receive any severance benefits, and he would forfeit any unvested equity-based compensation.

Termination for Disability or Death. In the event Mr. Continenza's employment was terminated due to his disability or death, he or his estate, as applicable, would have been eligible to receive (less applicable withholding and deduction) his accrued compensation, earned but unpaid annual incentive awards for the fiscal year ending immediately prior to the year of the termination, an amount equal to the annual incentive in respect of the fiscal year in which the termination occurs, pro-rated based upon the number of days from the beginning of such fiscal year through the date of termination, and accelerated vesting of unvested RSUs. All unvested portions of other equity-based awards would have been forfeited.

Change in Control. No payments would have been made to Mr. Continenza in connection with a change in control, however, any termination of employment by the Company within six months of a change in control would have been presumed to be a termination without cause.

David E. Bullwinkle

Under the terms of his employment agreement, Mr. Bullwinkle will be eligible for certain severance benefits in the event his employment is terminated.

The employment agreement provides the following definitions:

- "Cause" means any of the following: (1) his continued failure to perform his duties in a manner deemed satisfactory by his supervisor; (2) his failure to follow a lawful written directive of our CEO, his supervisor or the Board; (3) his willful violation of any material rule, regulation, or policy that may be established from time to time for the conduct of our business; (4) his unlawful possession, use or sale of narcotics or other controlled substances, or performing job duties while illegally used controlled substances are present in his system; (5) any act or omission or commission by him in the scope of his employment (i) which results in the assessment of a civil or criminal penalty against his or us, or (ii) which in the reasonable judgment of his supervisor could result in a material violation of any foreign or U.S. federal, state or local law or regulation having the force of law; (6) his conviction of or plea of guilty or no contest to any crime involving moral turpitude; (7) any misrepresentation of a material fact to, or concealment of a material fact from, his supervisor or any other person in the Company to whom he has a reporting relationship in any capacity; or (8) his breach of our Business Conduct Guide or his Eastman Kodak Company Employee's Agreement.
- "Good Reason" means any of the following: (1) a material diminution in his total target cash compensation (salary and target annual incentive); (2) a material diminution in his authority or responsibilities; (3) the transfer of his primary work site to a new primary work site that increases his one-way commute to work by more than 35 miles; (4) any material breach of the agreement by us; (5) any purported termination by us of his employment other than as expressly permitted by the agreement; or (6) a change in control followed by his involuntary termination within two years of the change in control.

The amount and nature of the severance benefits he would be eligible to receive vary depending on the circumstances surrounding termination as described below:

Termination by Us without Cause or by the NEO with Good Reason. If Mr. Bullwinkle's employment is terminated by us without cause or by him with good reason, he is eligible to receive (less applicable withholding and deduction):

- an amount equal to his annual base salary;
- modified accelerated vesting of his equity grants in accordance with the terms of such awards; and
- annual incentive eligibility consisting of MPF as governed by the terms of the MPF Plan.

Termination by Us for Cause or by the NEO without Good Reason. If Mr. Bullwinkle's employment is terminated by us for cause or by him without good reason, he is not eligible to receive any severance benefits and he forfeits any unvested equity-based compensation.

Termination for Disability or Death. In the event Mr. Bullwinkle's employment is terminated due to his disability or death, he or his estate, as applicable, will be eligible to receive (less applicable withholding and deduction) continued vesting of his equity awards in accordance with the terms of such awards and a pro rata MPF award, if earned, as governed by the terms of the MPF Plan.

Change in Control. No payments are made to Mr. Bullwinkle in connection with a change in control unless the change in control is followed by an involuntary termination within two years following the change in control, in which case he then would be eligible to receive the severance benefits described above for a "Termination by Us without Cause or by the NEO with Good Reason."

Dr. Taber and Messrs. Byrd and Michaels

Under our Officer Severance Policy, Dr. Taber and Messrs. Byrd and Michaels each would be eligible for certain severance benefits in the event his employment is terminated. The amount and nature of the severance benefits each would be eligible to receive vary depending on the circumstances surrounding termination as described below:

Termination by Us without Cause or by the NEO with Good Reason. If the employment of Dr. Taber or Messrs. Byrd or Michaels is terminated by us without cause or by him with good reason (including an involuntary termination within two years following a change in control), he would be eligible to receive (less applicable withholding and deduction):

- an amount equal to 100% of his annual base salary (100% of his total target cash compensation for Dr. Taber);
- modified accelerated vesting of his equity grants in accordance with the terms of such awards; and
- eligibility for an MPA (for Dr. Taber) or MPF (for Messrs. Byrd and Michaels) award for the fiscal year in which the termination occurs, if earned, as governed by the terms of the respective Plan document.

Termination by Us for Cause or by the NEO without Good Reason. If the employment of Dr. Taber or Messrs. Byrd or Michaels is terminated by us for cause or by him without good reason, he is not eligible to receive any severance benefits and he forfeits any unvested equity-based compensation.

Termination for Disability or Death. In the event the employment of Dr. Taber or Messrs. Byrd or Michaels is terminated due to his disability or death, he or his estate, as applicable, will be eligible to receive (less applicable withholding and deduction) continued vesting of his equity awards in accordance with the terms of such awards.

Change in Control. No payments are made to Dr. Taber or Messrs. Byrd or Michaels in connection with a change in control unless the change in control is followed by an involuntary termination within two years following the change in control, in which case the terminated individual would then be eligible to receive the severance benefits described above for a "Termination by Us without Cause or by the NEO with Good Reason."

Potential Benefits upon Change in Control

Under our 2013 Incentive Plan, upon a change in control, we may provide for accelerated exercisability, lapse of restrictions or deemed satisfaction of performance goals with respect to any outstanding awards. The events constituting a change in control under our 2013 Incentive Plan include the change in control events described above for the employment agreement with Mr. Bullwinkle, and also include a change in the composition of the Board such that within a period of 24 consecutive months, individuals who were either directors at the beginning of such 24-month period or were elected or nominated by at least two-thirds of such directors cease for any reason to constitute at least a majority of the Board.

SEVERANCE PAYMENTS TABLE

The table below generally estimates the incremental amounts payable upon a termination of employment by us under various circumstances as if the NEO's last date of employment was December 31, 2025, using the closing price of our common stock as of December 31, 2025 (the last trading day of the year), which was $8.46, and including all outstanding grants through the assumed last date of employment of December 31, 2025. The table does not include the pension benefits or non-qualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits Table and Non-Qualified Deferred Compensation Table on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

	Termination Without Cause or With Good Reason[1] ($)	Termination For Cause or Without Good Reason ($)	Voluntary Resignation ($)	Termination Based on Disability ($)	Termination Based on Death ($)
J.V. Continenza					
Cash Severance[2]	4,500,000	0	0	0	0
Restricted Stock/RSUs[3]	6,002,548	0	0	6,002,548	6,002,548
Benefits/Perquisites[6]	97,439	0	0	0	100,000
Total	10,599,987	0	0	6,002,548	6,102,548
D.E. Bullwinkle					
Cash Severance[2]	460,000	0	0	0	0
Restricted Stock/RSUs[4]	141,011	0	0	141,011	141,011
Benefits/Perquisites[6]	4,500	0	0	0	100,000
Total	605,511	0	0	141,011	241,011
T.R. Taber					
Cash Severance[2]	540,000	0	0	0	0
Restricted Stock/RSUs[4][7]	141,011	0	0	141,011	141,011
Benefits/Perquisites[6]	4,500	0	0	0	100,000
Total	685,511	0	0	141,011	241,011
R.W. Byrd					
Cash Severance[2]	325,000	0	0	0	0
Restricted Stock/RSUs[4]	70,506	0	0	70,506	70,506
Stock Options[5]	70,506	0	0	70,506	70,506
Benefits/Perquisites[6]	4,500	0	0	0	100,000
Total	470,511	0	0	141,011	241,011
R.T. Michaels					
Cash Severance[2]	270,000	0	0	0	0
Restricted Stock/RSUs[4]	84,600	0	0	84,600	84,600
Benefits/Perquisites[6]	4,500	0	0	0	100,000
Total	359,100	0	0	84,600	184,600

[1] For Mr. Continenza, a termination within six months of a change in control is considered an involuntary termination without "cause." For Mr. Bullwinkle, "good reason" includes an involuntary termination within two years following a change in control.

[2] The cash severance amount for Mr. Continenza is equal to 2 times base salary plus 2 times annual incentive. The cash severance amounts for Messrs. Bullwinkle, Byrd and Michaels is equal to 1 times annual base salary. The cash severance amount for Dr. Taber is equal to his total target cash compensation (base salary plus MPA target award).

[3] Mr. Continenza had unvested RSUs and PSUs on December 31, 2025 from grants in 2023, 2024 and 2025. Under the CEO Employment Agreement, in the event of all termination reasons except in the case of termination for cause or without good reason or voluntary resignation, these grants have an accelerated vesting provision for the first tranche of equity to vest

following the date of termination, all other unvested RSUs would be forfeited. As at December 31, 2025 there would be accelerated vesting of 100,000 RSUs from his February 26, 2023, 196,335 RSUs from his November 29, 2023 contractual grant, 122,549 banked PSUs and 122,549 PSUs in respect of the 2025 performance period from his March 26, 2024 contractual grant, 57,471 RSUs from his November 29, 2024 contractual grant, 56,079 PSUs in respect of the 2025 performance period from his February 20, 2025 contractual grant and 54,537 RSUs from his November 29, 2025 contractual grant.

[4] Messrs. Bullwinkle, Byrd and Michaels and Dr. Taber have unvested RSUs on December 31, 2025 from a grant in 2023. Under the terms of the award agreements, in the event of all termination reasons except in the case of termination for cause or without good reason or voluntary resignation, the first tranche of RSUs scheduled to vest following the date of termination would immediately vest, all other unvested RSUs would be forfeited. As at December 31, 2025 Mr. Bullwinkle would have accelerated vesting of 16,668 RSUs; Dr. Taber would have accelerated vesting of 16,668 RSUs; Mr. Byrd would have accelerated vesting of 8,334 RSUs; and Mr. Michaels would have accelerated vesting of 10,000 RSUs.

[5] Mr. Byrd has unvested stock options from a grant in 2023. Under the terms of the award agreement, in the event of all termination reasons except in the case of termination for cause or without good reason or voluntary termination, the first tranche of the options scheduled to vest following the date of termination would immediately vest, and the unvested options would be forfeited. As at December 31, 2025 Mr. Byrd would have accelerated vesting of 8,334 stock options.

[6] In the event of termination without cause, each NEO is eligible to receive outplacement services valued at $4,500 provided in accordance with our Termination Allowance Plan, and under the CEO Employment Agreement, Mr. Continenza is also eligible for continued participation in all health, medical and dental plans for 24 months and payment of all required contributions for such coverage. In the event of termination due to disability, each NEO is eligible to receive benefits under our long-term disability plan. In the event of termination due to death, each NEO is eligible to receive $100,000 in term life insurance provided under our employee life insurance plan.

[7] On February 12, 2026, the CNG committee approved continued vesting of the next tranche of Dr. Taber's May 17, 2023 RSU and PSU grants in the event of his voluntary termination.

CEO PAY RATIO

Pursuant to Item 402(u) of Regulation S-K, we are required to disclose the following information about the relationship between the annual total compensation of our median employee and the annual total compensation of our Chief Executive Officer (our CEO).

For 2025, the annual total compensation of the median employee of the Company was $56,399, and the annual total compensation of our CEO was $6,824,970. Based on this information, we reasonably estimate that the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee for 2025 was 121 to 1.

To identify our median employee for 2025, we used the following methodology and material assumptions, adjustments and estimates:

- We selected October 1, 2025, as the date upon which we would identify our median employee. We determined that as of such date, our overall employee population consisted of approximately 3,429 employees, of which approximately 53% were located in the U.S.

- To identify our median employee, as permitted by the de minimis exception in Item 402(u), we excluded from our overall employee population the employees located in the following countries, which consisted of 170 employees in total: Austria (3); Denmark (3); Netherlands (7); Poland (8); Spain (20); Sweden (4); Switzerland (5); UAE (5); Brazil (16); Australia (18); Hong Kong (4); India (28); Malaysia (2); New Zealand (3); Singapore (18); South Korea (22); and Thailand (6).From our adjusted employee population, we compared the amount of base salary plus bonus and sales incentive from January 1, 2025 through September 30, 2025. We did not prorate the compensation of part-time employees or newly hired employees for this period. For an employee located outside the U.S. who was compensated using non-U.S. currency, we converted the employee's compensation to U.S. dollars using the exchange rate in effect on October 1, 2025. We did not make any cost-of-living adjustments.

After we identified our median employee, we calculated the median employee's annual total compensation for 2025 in accordance with the requirements of the applicable SEC rules. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2025 Summary Compensation Table included in this Proxy Statement. To calculate the pay ratio, we divided our CEO's annual total compensation by our median employee's annual total compensation.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures. The information contained in this section shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

PAY VERSUS PERFORMANCE TABLE

The following table sets forth the compensation information of our Principal Executive Officer (PEO) and the average compensation for our other named executive officers (non-PEO NEOs), along with the total shareholder return and net income for each of fiscal year 2025, 2024, 2023, 2022 and 2021. For further information regarding our executive compensation programs, please refer to the section entitled "Compensation Discussion and Analysis."

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[1]	Average Compensation Actually Paid to non-PEO NEOs[3]	Value of Initial Fixed $100 Investment Based On:		Net Income	Company-Selected Measure[5]
					Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]		
2025	$6,824,970	$8,828,564	$598,309	$666,147	$104	$141	($128,000,000)	$62,000,000
2024	$6,232,547	$9,196,190	$571,616	$738,240	$81	$118	$102,000,000	$26,000,000
2023	$7,064,526	$7,108,443	$1,145,422	$791,988	$48	$119	$80,000,000	$45,000,000
2022	$2,703,120	$1,862,776	$478,669	$464,672	$37	$98	$26,000,000	$18,000,000
2021	$6,042,091	$4,167,196	$459,305	$343,204	$57	$127	$24,000,000	$11,000,000

[1] Our PEO for 2020 through 2025 was James V. Continenza. The individuals comprising our non-PEO NEOs for each year were as follows:

2021	2022	2023	2024	2025
David E. Bullwinkle	David E. Bullwinkle	David E. Bullwinkle	David E. Bullwinkle	David E. Bullwinkle
John O'Grady	Terry R. Taber	Terry R. Taber	Terry R. Taber	Terry R. Taber
	Randy D. Vandagriff	Roger W. Byrd	Roger W. Byrd	Roger W. Byrd
	Roger W. Byrd	Richard T. Michaels	Richard T. Michaels	Richard T. Michaels
	John O'Grady			

[2] The dollar amounts reported in this column represent the amount of "compensation actually paid" to the PEO in 2025, 2024, 2023, 2022, and 2021, as computed in accordance with Item 402(v) of Regulation S-K. Equity compensation fair value was calculated based on assumptions determined in accordance with FASB ASC Topic 718. The dollar amounts do not necessarily reflect the actual amount of compensation earned by or paid to the PEO during the applicable fiscal years.

PEO Compensation Actually Paid Detail

Compensation Element	Compensation Actually Paid Detail				
	2021	2022	2023	2024	2025
Summary Compensation Table (SCT) Reported Total Compensation	$6,042,091	$2,703,120	$7,064,526	$6,232,547	$6,824,970
Aggregate SCT Reported Equity Compensation (-)	($5,000,000)	($1,428,000)	($3,760,150)	($3,904,340)	($2,500,004)
Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$1,404,000	$915,000	$3,467,123	$3,548,201	$2,807,451
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Outstanding (+/-)	$0	($326,000)	$255,000	$1,849,432	$1,240,553

PEO Compensation Actually Paid Detail

Compensation Element	Compensation Actually Paid Detail				
	2021	2022	2023	2024	2025
Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$1,724,000	$0	$0	$974,191	$0
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Vested During Covered FY (+/-)	$0	$8,000	$94,000	$537,722	$492,965
Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$0	$0	$0	$0	$0
Aggregate Change in the Actuarial Present Value of the Accumulated Benefits under Actuarial Pension Plans Reported in the SCT (-)	($26,324)	($278,604)	($307,860)	($81,691)	($78,450)
Actuarially Determined Service Costs for Services Rendered During the Fiscal Year (+)	$23,429	$33,524	$36,928	$40,128	$41,080
Cost/Credit of Benefits Granted During the Covered FY Attributed to Services Rendered in Periods Prior to an Amendment/Initiation (+)	$0	$235,736	$258,876	$0	$0
Compensation Actually Paid Determination	**$4,167,196**	**$1,862,776**	**$7,108,443**	**$9,196,190**	**$8,828,564**

(3) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the non-PEO NEOs in 2025,2024, 2023, 2022, and 2021, as computed in accordance with Item 402(v) of Regulation S-K. Equity compensation fair value was calculated based on assumptions determined in accordance with FASB ASC Topic 718. The dollar amounts do not necessarily reflect the actual average amount of compensation earned by or paid to the non-PEO NEOs during the applicable fiscal years.

Average Non-PEO NEOs Compensation Actually Paid Detail

Compensation Element	Compensation Actually Paid Detail				
	2021	2022	2023	2024	2025
Summary Compensation Table (SCT) Reported Total Compensation	$459,305	$478,669	$1,145,422	$571,616	$598,309
Aggregate SCT Reported Equity Compensation (-)	$0	$0	($593,152)	($13,680)	$0
Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$0	$0	$255,000	$0	$0
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Outstanding (+/-)	($54,935)	($12,962)	$1,063	$182,226	$116,914
Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$0	$0	$0	$13,680	$0
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Vested During Covered FY (+/-)	($59,086)	$1,059	$6,755	$15,975	($1,533)
Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$0	$0	$0	$0	$0
Aggregate Change in the Actuarial Present Value of the Accumulated Benefits under Actuarial Pension Plans Reported in the SCT (-)	($25,053)	($100,835)	($142,140)	($69,386)	($85,087)

Average Non-PEO NEOs Compensation Actually Paid Detail

Compensation Element	Compensation Actually Paid Detail				
	2021	**2022**	**2023**	**2024**	**2025**
Actuarially Determined Service Costs for Services Rendered During the Fiscal Year (+)	$22,974	$27,382	$33,415	$37,808	$37,543
Cost/Credit of Benefits Granted During the Covered FY Attributed to Services Rendered in Periods Prior to an Amendment/Initiation (+)	$0	$71,360	$85,626	$0	$0
Compensation Actually Paid Determination	**$343,204**	**$464,672**	**$791,988**	**$738,240**	**$666,147**

(4) Cumulative total shareholder return (TSR) calculated based on an assumed $100 investment as of December 31, 2020. Peer Group TSR reflects the TSR of the S&P Small Cap 600 IT (total return).

(5) In 2025, the Company used annual Company EBITDA as a financial performance metric associated with annual bonus amounts; therefore, annual Company EBITDA is the Company-selected measure. Note, for fiscal years 2021 - 2024, compensation was pursuant to contractual obligations and no financial measures were used to link compensation to the Company's performance. See "Financial Performance Measures" below.

Financial Performance Measures[1]

Annual Company EBITDA

Annual AM&C Revenue

[1] Our Compensation, Nominating and Governance Committee (the Committee) reviews a variety of Company-wide and individual factors, as well as peer practices, when considering compensation actions with respect to our executive officers. Any equity award issuances over the five most recently completed fiscal years have been made in the form of PSUs, RSUs or stock options with vesting dependent upon continued employment and the compensation value ultimately realized by our executive officers remains subject to significant variation over time (e.g., forfeiture of unvested awards prior to vesting, variation in stock price prior to award monetization). Prior to fiscal year 2025, all compensation issued by us during the four most recently completed fiscal years had been pursuant to contractual obligations. In 2025, we implemented the Management Bonus Plan for the Functional Group (MPF) and an individual bonus plan for Dr. Taber. Both plans used specific financial metrics – MPF used annual Company EBITDA and Dr. Taber's used annual AM&C revenue.

Compensation Actually Paid versus TSR



Compensation Actually Paid versus Net Income



Compensation Actually Paid vs. Net Income

- Compensation Actually Paid for PEO
- Average Compensation Actually Paid for Non-PEO NEOs
- Eastman Kodak Net Income

Compensation Actually Paid versus Total Company EBITDA



Compensation Actually Paid vs. Total Company EBITDA

- Compensation Actually Paid for PEO
- Average Compensation Actually Paid for Non-PEO NEOs
- Eastman Kodak Total Company EBITDA

DIRECTOR COMPENSATION

Introduction

Historically, our directors have been compensated through a combination of cash retainers and equity. We do not pay employee directors for Board service in addition to their regular employee compensation. The following table reflects the amounts earned or granted to our non-employee directors for a full year of service, subject to proration based on period of service.

	Cash Retainer ($)	Committee Chair Fee ($)	Equity Value ($)	Total Retainer ($)
Philippe D. Katz	90,000	20,000	100,000	210,000
Kathleen B. Lynch	90,000	20,000	100,000	210,000
Jason New	90,000	0	100,000	190,000
Darren L. Richman	90,000	0	100,000	190,000
Michael E. Sileck Jr.	90,000	0	100,000	190,000
David P. Bovenzi	90,000	0	100,000	190,000

During 2025, directors were paid a cash retainer in quarterly installments. In addition, on the day of the 2025 annual meeting of shareholders, directors received a grant of RSUs that vest on the day immediately preceding the 2026 annual meeting of shareholders (except that Mr. Richman will be paid $100,000 of cash on or after the 2026 annual meeting of shareholders in lieu of RSUs). Directors were eligible to elect to receive RSAs that vest in quarterly installments in lieu of the cash retainer. No Director elected to receive RSAs in quarterly installments in lieu of the cash retainer.

2025 Director Compensation Table

Our non-employee directors received the following compensation in 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Philippe D. Katz	110,000	100,000	210,000
Kathleen B. Lynch	110,000	100,000	210,000
Jason New	90,000	100,000	190,000
Darren L. Richman[2]	190,000	0	190,000
Michael E. Sileck Jr.	90,000	100,000	190,000
David P. Bovenzi	90,000	100,000	190,000

[1] Pursuant to the previous determination of the Board that annual director grants be made on the day of the annual meeting of shareholders, the 2025 RSUs were granted effective May 21, 2025, and vest on the day immediately preceding the 2026 annual meeting of shareholders. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718.

[2] Mr. Richman elected to receive cash in lieu of the annual stock grant of RSUs, which will be paid to him on or after the date of the 2026 annual meeting of shareholders.

Aggregate Stock and Option Awards Outstanding at Fiscal Year End

The following table reports the outstanding restricted stock awards and stock option awards held by each of the non-employee directors as of December 31, 2025:

Name	Stock Awards Unvested (#)	Stock Options Vested (#)
David P. Bovenzi	16,393	0
Philippe D. Katz	16,393	45,095
Kathleen B. Lynch	16,393	0
Jason New	16,393	37,579
Darren L. Richman	0	0
Michael E. Sileck Jr.	16,393	0

Director Share Ownership Guidelines

Our directors are subject to share ownership guidelines. Our directors are required to accumulate certain levels of ownership of our equity securities within five years of first becoming a director, as follows:

Title	Target Share Ownership	Holding Requirement Before Target Met	After Target Met
Director	3X annual cash retainer	None	None

Deferred Compensation

Effective December 26, 2013, we adopted the Deferred Compensation Plan for Directors, which allows non-employee directors to defer some or all of their Board Retainer and RSU awards into a phantom stock account.

Pursuant to this plan, Messrs. Katz and New and Ms. Lynch each elected to defer the 16,393 RSUs granted to each of them on May 21, 2025.

Expense Reimbursement

We reimburse our directors for reasonable travel expenses incurred in connection with attending Board, committee and shareholder meetings and other Board business events.

PROPOSAL 2

PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We describe the compensation of our named executive officers in the "Executive Compensation" section of this Proxy Statement. Pursuant to Section 14A of the Exchange Act, you are voting on a proposal, commonly known as a "say-on-pay" proposal, which gives our shareholders the opportunity to approve, on an advisory basis, the compensation of our named executive officers through the following resolution:

RESOLVED, that the shareholders of Eastman Kodak Company approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders.

We believe that the compensation of our named executive officers for 2025 was appropriate and aligned with our financial results and strategic plan.

In order to be approved on an advisory basis, this proposal must receive the affirmative vote of the majority of votes cast by holders entitled to vote thereon. Because your vote is advisory, it will not be binding on our Board. However, our Board values the opinions that our shareholders express in their votes and will take the results of the vote into account when considering future executive compensation arrangements as it deems appropriate.

The Board recommends you vote FOR the advisory resolution to approve the compensation of our named executive officers.

PROPOSAL 3

PROPOSAL 3 - ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In Proposal 2 above, we are asking shareholders to vote on an advisory resolution on the compensation of our named executive officers (the "say-on-pay" vote). Pursuant to Section 14A of the Exchange Act, in this Proposal 3 we are asking shareholders to provide an advisory vote on whether future say-on-pay votes should occur every year, every two years or every three years. You also may abstain from voting. Shareholders will have an opportunity to cast an advisory vote on the frequency of future say-on-pay votes at least every six years. After the vote at this Annual Meeting, the next required vote on the frequency of the advisory vote on executive compensation will occur at our 2032 annual meeting of shareholders.

Shareholder approval of the frequency of advisory shareholder votes on compensation of the named executive officers is being sought through the following resolution:

RESOLVED, that the shareholders advise that an advisory resolution with respect to executive compensation should be presented to the shareholders every one, two, or three years as reflected by their votes for each of these alternatives in connection with this resolution.

Our Board understands that there are different views as to what is an appropriate frequency for advisory votes on named executive officer compensation. After careful consideration, the Board is recommending that future say-on-pay votes occur every year consistent with previous shareholder feedback. We believe that this frequency is appropriate because it provides shareholders with an opportunity to express their opinion annually as to named executive officer compensation, because it may change from year to year. Unless we modify our policy regarding the frequency of future say-on-pay votes, including after consideration of the outcome of this advisory vote, we expect that our next say-on-pay vote will occur in 2027.

This advisory vote is non-binding on us, our Board and the Compensation, Nominating and Governance Committee of the Board, and may not be construed as overruling any decision made by the Board. However, the Board and the Compensation, Nominating and Governance Committee will consider the voting results on this proposal in determining the frequency of future say-on-pay votes.

Shareholders will be able to specify one of four choices for this proposal on the proxy card: ONE YEAR, TWO YEARS, THREE YEARS, or ABSTAIN. The outcome of this vote will be determined by a plurality of the votes cast. This means that the frequency that receives the most affirmative votes will be the frequency approved by our shareholders. Withheld votes, abstentions and broker non-votes will have no effect on the outcome of this matter.

The Board unanimously recommends that you vote for a "ONE YEAR" frequency for future advisory votes on the compensation of our named executive officers.

PROPOSAL 4

PROPOSAL 4 – APPROVAL OF THE THIRD AMENDMENT TO THE AMENDED AND RESTATED 2013 OMNIBUS INCENTIVE PLAN

INTRODUCTION

You are being asked to approve the Third Amendment to the Amended and Restated 2013 Omnibus Incentive Plan (the Plan) to increase the maximum number of shares of common stock of the Company available for grant to participants pursuant to awards under the Plan. On February 12, 2026, the Board approved the Third Amendment to the Plan and the submission of the Third Amendment to the shareholders for their approval. Approval of the Third Amendment to the Plan by shareholders will enable the Company to continue to grant equity and cash awards to employees and directors of the Company.

Approval of the Third Amendment to the Plan requires the affirmative vote of a majority of the votes cast at the Annual Meeting by holders entitled to vote thereon.

BACKGROUND

The Plan provides for the grant of various types of equity awards (Options, Stock Appreciation Rights (SARs), Restricted Stock Awards, Restricted Stock Units (RSUs), Other Stock-Based Awards and cash awards).

The 2013 Omnibus Incentive Plan (the Original Plan) originally became effective as of September 3, 2013, was amended to increase the maximum number of shares available for grant effective May 22, 2018 and was further amended to increase the limit on the number of options or stock appreciation rights that may be granted to an employee in any calendar year on February 20, 2019. On May 20, 2020, shareholders approved an amendment and restatement of the Original Plan to increase the number of shares available, remove provisions with respect to performance-based compensation exception under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the Code) and reduce the maximum aggregate grant date fair value of awards in respect of a calendar year that may be granted to a member of the Board. On each of May 19, 2021 and May 15, 2024, the shareholders approved an amendment to increase the maximum number of shares available for grant under the Plan.

The closing stock price of a share of the Company's common stock as reported on the NYSE on March 23, 2026 was $8.20.

TERMS OF THE THIRD AMENDMENT

The Plan currently provides that the maximum number of shares available for grant to participants pursuant to awards under the Plan is 20,000,000 shares. The Third Amendment to the Plan would increase this maximum number of available shares to 28,000,000 shares. Based on our anticipated share usage, we expect these shares to be sufficient for the next six years.

The Plan also currently provides that the Plan shall terminate on May 15, 2034. The Third Amendment to the Plan would extend the term of the Plan to May 20, 2036.

SUMMARY OF THE PLAN

The following summary of the Plan, as proposed to be amended, is qualified in its entirety by the terms of the Plan document as amended by the First Amendment, the Second Amendment and the Third Amendment, a copy of which is attached to this Proxy Statement as Appendix A.

Purpose

The purpose of the Plan is to attract, retain and motivate officers, employees, and non-employee directors providing services to the Company or any of its subsidiaries or affiliates and to promote the success of the Company's business by providing such persons with appropriate incentives.

Administration

The Compensation, Nominating and Governance Committee (the Committee) will administer the Plan. However, if a Committee member does not meet the following requirements, the Committee may delegate some or all of its functions to another committee that meets these requirements. Generally, the Committee must consist of two or more directors, each of whom is: 1) an independent director under the listing requirements of the NYSE; and 2) a non-employee director within the meaning of Rule 16b-3 under the Exchange Act.

Eligibility for Participation

The following persons are eligible to participate in the Plan:

- All employees of the Company, any of its 50% or more owned subsidiaries or any of its affiliates; and
- The non-employee directors of the Company.

The selection of those employees who will receive awards is entirely within the discretion of the Committee. There are currently approximately 3,500 employees who are eligible to participate in the Plan, together with the Company's six non-employee directors.

Types of Awards

The Plan authorizes the grant of:

- Nonqualified and Incentive Stock Options;
- SARs;
- Restricted Stock Awards and RSUs;
- Dividend Equivalent Rights;
- Other Stock-Based Awards (stock-based awards granted either as freestanding grants or payments of earned performance awards); and
- Cash awards (including, without limitation, retainers and meeting-based fees).

Termination and Amendment of the Plan

The Committee may from time to time amend, alter, suspend, discontinue or terminate the Plan in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any participant; provided that, subject to the provisions of the Plan regarding adjustments in authorized shares in the case of certain corporate events or transactions, or as otherwise specifically provided in the Plan, no amendment shall materially adversely impair the rights of a participant under any award without the participant's consent.

Shareholder approval will be required for any amendment to the Plan that: (i) increases the number of shares available under the Plan (other than an increase permitted under Article 5 of the Plan); (ii) expands the types of awards available under the Plan; (iii) materially extends the term of the Plan; (iv) materially changes the method of determining the option price or grant price per share for SARs; or (v) except as permitted pursuant to Article 14 of the Plan, reduces the option price or grant price per share, as applicable, of any outstanding Options or SARs.

Available Shares

Subject to adjustment as provided in Article 14 of the Plan, following the effectiveness of the Third Amendment to the Plan, the maximum number of shares available for grant to participants pursuant to awards under the Plan shall be equal to 28,000,000 shares. The number of shares available for granting Incentive Stock Options under the Plan shall not exceed 2,000,000. The shares available for issuance under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. The share reserve under the Plan is increased by: (i) any shares delivered to the Company or withheld by the Company in payment or satisfaction of the tax withholding obligation of an award (other than an Option or SAR); and (ii) any shares underlying awards (counted in accordance with the following paragraph) that expire, are forfeited, cancelled or otherwise terminated without the issuance of the shares, or are otherwise settled for cash. The aggregate number of shares will not be reduced by shares granted by the Company in assumption of, or exchange for, awards granted by another company as a result of a merger or consolidation. The number of shares under the Plan may be adjusted for changes in the Company's capital structure, such as a stock split or merger.

Award Limits

The maximum number of shares for which Options may be granted to any one employee during any calendar year is 2,500,000 shares, and the maximum number of shares for which SARs may be granted to any one employee during any calendar year is 2,000,000 shares. The aggregate fair market value of shares with respect to which Incentive Stock Options are exercisable for the first time by an eligible employee during any calendar year under all stock option plans of the Company and of any subsidiary may not exceed $100,000.

The aggregate awards to any one non-employee director for any calendar year may not exceed a number of awards with a grant date fair value of $450,000.

Grants to Non-U.S. Employees

To facilitate the granting of awards to participants who are employed outside of the United States, the Plan authorizes the Committee to modify and amend the terms and conditions of an award to accommodate differences in local law, policy or custom.

Stock Options

The Committee may grant awards in the form of Options to purchase shares of the Company's common stock. For each Option grant, the Committee will determine the number of shares subject to the Option and the manner and time of the Option's exercise, provided that no Option will be exercisable after ten years from the date of its grant. The Committee may condition the grant of Options or the vesting of Options upon the participant's achievement of one or more performance goals (including the participant's provision of services for a designated time period). The exercise price of an Option may not be less than the fair market value of the Company's common stock on the date the Option is granted. Upon exercise, a participant may pay the exercise price in cash, shares of common stock, a combination thereof or such other consideration as the Committee determines. Any Option granted in the form of an Incentive Stock Option is intended to satisfy the requirements of Section 422 of the Code.

Stock Appreciation Rights

The Committee may grant SARs either in tandem with an Option (Tandem SARs) or independent of an Option (Freestanding SARs).

A Tandem SAR may be granted at the time of the grant of the related Option. A Tandem SAR will be exercisable to the extent its related Option is exercisable, and the exercise price of such a SAR may not be less than the fair market value of the Company's common stock on the date the SAR is granted. Upon the exercise of an Option as to some or all of the shares covered by the award, the related Tandem SAR will automatically be cancelled to the extent of the number of shares covered by the Option exercise. Upon the exercise of all or a portion of a Tandem SAR, an equivalent portion of the related Option will be forfeited.

The Committee will determine the number of shares subject to a Freestanding SAR and the manner and time of the SAR's exercise. Freestanding SARs must be granted for a term of ten years or less and may generally have the same terms and conditions as Options. The exercise price of a Freestanding SAR may not be less than the fair market value of the Company's common stock on the date of grant.

Other Awards

Awards may be granted in the form of Restricted Stock Awards, RSUs and Other Stock-Based Awards. These awards are subject to such terms, restrictions and conditions as the Committee may determine, including the participant's achievement of one or more performance goals (including the participant's provision of services for a designated time period).

Participants receiving a Restricted Stock Award, unless otherwise provided in the award agreement, shall have the right to vote and receive dividends on the shares underlying such award during the restriction period. At the end of the restriction period, the restrictions imposed under the Plan and under the award agreement shall lapse with respect to the number of shares underlying the Restricted Stock Award as determined by the Committee, and such number of shares shall be delivered to the participant.

Participants receiving RSUs will have only the rights of a general unsecured creditor of the Company and no rights as a shareholder of the Company until delivery of shares, cash or other securities or property is made as specified in the applicable award agreement. On the delivery date specified in the award agreement, with respect to each RSU not previously forfeited or terminated, the participant will receive one share, cash or other securities or property equal in value to a share or a combination thereof, as specified by the Committee.

Dividend Equivalent Rights

For Restricted Stock Awards, RSUs and Other Stock-Based Awards, the Committee may include as part of the award an entitlement to receive Dividend Equivalent Rights. In the event such a provision is included in an award agreement, the Committee will determine whether such payments will be made in cash, in shares or in another form, whether they will be conditioned upon the exercise of the award to which they relate, the time or times at which they will be made and such other terms and conditions as the Committee will deem appropriate.

Participants receiving Dividend Equivalent Rights will have only the rights of a general unsecured creditor of the Company until payment of such amounts is made as specified in the applicable award agreement. No Dividend Equivalent Rights will be paid at a time when any performance-based goals that apply to the Dividend Equivalent Rights or award granted in connection with the Dividend Equivalent Rights have not been satisfied and will revert back to the Company if such goals are not satisfied.

Other Terms

Awards, other than Options or Restricted Stock Awards, may be paid in cash, shares, a combination of cash and shares, or any other form of property as the Committee may determine.

Adjustments in Authorized Shares and Outstanding Awards

In the event of any corporate event or transaction involving the Company, a subsidiary and/or an affiliate (including, but not limited to, a change in the shares of the Company or the capitalization of the Company), the Committee, to prevent dilution or enlargement of participants' rights under the Plan, shall substitute or adjust (in each case in such manner as it deems equitable and appropriate):

- The number and kind of shares or other property (including cash) that may be issued under the Plan or under particular forms of awards;
- The number and kind of shares or other property (including cash) subject to outstanding awards;
- The option price, grant price or purchase price applicable to outstanding awards;
- Any individual award limits; and/or
- Other value determinations applicable to the Plan or outstanding awards.

Change of Control

Upon the occurrence of a change of control of the Company, the Committee shall make one or more of the following adjustments to the terms and conditions of outstanding awards to the extent determined by the Committee to be permitted under Section 409A of the Code:

- continuation or assumption of such outstanding awards under the Plan by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent;
- substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards;
- accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event;
- upon written notice, provide that any outstanding awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such awards shall terminate to the extent not so exercised within the relevant period;
- cancellation of all or any portion of outstanding awards for fair value (as determined in the sole discretion of the Committee and which may be zero) which, in the case of Options and SARs and similar awards, if the Committee so determines, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of shares subject to such awards (or, if no such consideration is paid, fair market value of the shares subject to such outstanding awards or portion thereof being canceled) over the aggregate option price or grant price, as applicable, with respect to such awards or portion thereof being canceled (which may be zero); or
- such other adjustment as determined appropriate by the Committee.

Clawback/Recoupment

Awards under the Plan (and any shares or other amounts payable or paid under the Plan) are subject to reduction, cancellation, repayment, forfeiture or recoupment in accordance with any clawback policy adopted by the Company, including the Eastman Kodak Company Compensation Recoupment Policy, and any clawback requirements imposed under applicable laws, rules and regulations, including Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) and any applicable rules or standards adopted by the New York Stock Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the NYSE Listed Company Manual).

New Plan Benefits

The following table reflects the benefits or amounts that will be received by or allocated to the following listed individuals and specified groups under the Plan as of the Record Date.

Name and Position	Amended and Restated 2013 Omnibus Incentive Plan[1]	
	Dollar Value ($)	Number of Shares
James V. Continenza, Executive Chairman and Chief Executive Officer	10,000,000[2]	[2]
David E. Bullwinkle, Chief Financial Officer and Senior Vice President	—	—
Terry R. Taber, Chief Technical Officer, Senior Vice President, Advanced Materials and Chemicals and Vice President	—	—
Roger W. Byrd, General Counsel, Secretary and Senior Vice President	—	—
Richard T. Michaels, Chief Accounting Officer and Corporate Controller	—	—
Executive Officer Group	10,000,000	[2]
Non-Executive Director Group	600,000[3]	[3]
Non-Executive Officer Employee Group	—	—

[1] Except as set forth in this table, the benefits or amounts to be received by or allocated to participants and the number of shares to be granted under the Plan cannot be determined at this time because the amount and form of grants to be made to any eligible participant in any year is determined at the discretion of the Committee and the Committee has not determined future awards or who might receive them. Except as set forth in this table, no nominee for election as a director, no associate of any executive officer, director or nominee, and no other person who received or is to receive five percent of the options or rights under the Plan will receive any options or rights that are determinable at this time.

[2] Pursuant to his New CEO Employment Agreement entered into on February 23, 2026, the Company is obligated to make four annual grants of RSUs to Mr. Continenza each with a grant date fair value of $2.5 million with the first grant scheduled to be made in February 2027 and subsequent grants in the February of each year thereafter during the remainder of term. The dollar value reflects the current contractual commitment and does not include any equity awards that may be granted or agreed to in the future. The number of RSUs cannot be determined at this time because the grant has not yet occurred.

[3] Reflects RSUs contemplated to be granted to non-employee directors on May 20, 2026. The dollar value reflects the contemplated grant for the current year and does not include grants for future years or additional RSUs that may be granted to non-employee directors who elect to receive their cash retainer in the form of additional RSUs. The number of RSUs cannot be determined at this time because the grants have not yet occurred.

Aggregate Awards Granted

The following table sets forth information with respect to the number of shares subject to awards previously granted to the following listed individuals and specified groups under the Plan since its inception through the Record Date:

Name and Position	Number of Shares Underlying Options	Number of Shares Underlying Restricted Stock Units
James V Continenza, Executive Chairman and Chief Executive Officer	3,800,000	7,780,970
David E. Bullwinkle, Chief Financial Officer and Senior Vice President	537,408	185,398
Terry R. Taber, Senior Vice President, Advanced Materials and Chemicals, Chief Technical Officer and Vice President	322,101	182,527
Roger W. Byrd, General Counsel, Secretary and Senior Vice President	215,201	120,562
Richard T. Michaels, Corporate Controller and Chief Accounting Officer	9,901	49,860
Executive Officer Group	3,411	46,904
Non-Executive Director Group	157,832	1,033,456
Each Nominee for Election as a Director Group	82,674	623,092

Name and Position	Number of Shares Underlying Options	Number of Shares Underlying Restricted Stock Units
Each associate of any of such directors, executive officers or nominees	0	0
Each other person who received or is to receive 5 percent of such options, warrants or rights	0	0
Non-Executive Officer Employee Group	6,143,136	4,432,292

FEDERAL TAX TREATMENT

The following is a summary of certain U.S. federal income tax consequences of participating in the Plan. This discussion does not purport to be a complete statement of all aspects of the U.S. federal income tax consequences in this area, including any state, local or foreign tax consequences of participating in the Plan. This section is based on the Code, its legislative history, existing and proposed regulations under the Code and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Incentive Stock Options

A participant will not be subject to tax upon the grant of an Incentive Stock Option (ISO) or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in a participant's alternative minimum taxable income. Whether a participant is subject to the alternative minimum tax will depend on the participant's particular circumstances. The participant's basis in the shares received will be equal to the exercise price paid, and the participant's holding period in such shares will begin on the day following the date of exercise.

If a participant disposes of the shares on or after the later of: 1) the second anniversary of the date of grant of the ISO and 2) the first anniversary of the date of exercise of the ISO (the statutory holding period), the participant will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the participant's basis in the shares.

If the participant disposes of the shares before the end of the statutory holding period, the participant will have engaged in a "disqualifying disposition." As a result, the participant will be subject to tax: 1) on the excess of the fair market value of the shares on the date of exercise (or the amount realized on the disqualifying disposition, if less) over the exercise price paid, as ordinary income and 2) on the excess, if any, of the amount realized on such disqualifying disposition over the fair market value of the shares on the date of exercise, as capital gain. If the amount a participant realizes from a disqualifying disposition is less than the exercise price paid (i.e., the participant's basis) and the loss sustained upon such disposition would otherwise be recognized, a participant will not recognize any ordinary income from such disqualifying disposition and instead the participant will recognize a capital loss. In the event of a disqualifying disposition, subject to applicable provisions of the Code, including Section 162(m), the Company will be entitled to a deduction in the same amount.

Income tax withholding and employment taxes do not apply upon the exercise of an ISO or upon any subsequent disposition, including a disqualifying disposition, of shares acquired pursuant to the exercise of the ISO.

Nonqualified Stock Options

The participant will not be subject to tax upon the grant of an Option which is a Nonqualified Stock Option. Upon exercise of a Nonqualified Stock Option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to the participant as ordinary income, and subject to applicable provisions of the Code, including Section 162(m), the Company will be entitled at that time to a deduction in the same amount. This amount of income will be subject to income tax withholding and employment taxes. The participant's basis in the shares received will equal the fair market value of the shares on the date of exercise, and the participant's holding period in such shares will begin.

Restricted Stock Awards, Restricted Stock Units and Other Stock-Based Awards

A participant normally will not recognize taxable income and the Company will not be entitled to a deduction upon the grant of Restricted Stock Awards, RSUs or Other Stock-Based Awards. When the Restricted Stock Award vests or the RSUs settle or the Other Stock-Based Awards are paid or settle, the participant will recognize taxable ordinary income in an amount equal to the fair market value of the shares or other property received at that time, less the amount, if any, paid for the shares, and, subject to applicable provisions of the Code, including Section 162(m), the Company will be entitled at that time to a deduction in the same amount. However, a participant may elect to recognize taxable ordinary income in the year a Restricted Stock Award is granted in an amount equal to the excess of their fair market value at the grant date, determined without regard to certain restrictions, over the amount, if any, paid for the shares. In that event, subject to applicable provisions of the Code, including Section 162(m), the Company will be entitled to a deduction in such year in the same amount. Any gain or loss realized by the participant upon the subsequent disposition of shares received will be taxed as short-term or long-term capital gain or loss, but will not result in any further deduction for the Company.

Limitation on Income Tax Deduction

Section 162(m) of the Code places a $1,000,000 annual limit on the compensation deductible by the Company that is paid to an individual who is a covered employee.

Tax Withholding

The Company shall have the power and the right to deduct or withhold (or cause to be deducted or withheld) from any amount deliverable under an award or otherwise (including shares otherwise deliverable), or require a participant to remit to the Company, the minimum statutory amount to satisfy federal, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan. With respect to required withholding, participants may elect (subject to the Company's automatic withholding right set out above) to satisfy the withholding requirement, in whole or in part, (i) by having the Company withhold shares or (ii) through an independent broker-dealer arrangement to sell a sufficient number of shares, in each case, having a fair market value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.

EQUITY COMPENSATION PLAN INFORMATION

Information as of December 31, 2025 regarding the Company's equity compensation plans is summarized in the following table:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units and Restricted Stock Awards (a)	Weighted-Average Exercise Price of Outstanding Options[1] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[2] (c)
Equity compensation plans approved by security holders	6,270,866	$8.32	8,607,862
Equity compensation plans not approved by security holders	—	—	—
Total	6,270,866	$8.32	8,607,862

[1] Represents the weighted-average exercise price of outstanding stock options. The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units under the Plan, which do not have an exercise price.

[2] For the purposes of the number of shares remaining available under the Plan: (i) outstanding stock options awarded on or prior to May 19, 2021 count as a fraction of a share, based on the fair market value of the stock option relative to the closing stock price on the date of grant, and (ii) outstanding stock options awarded after May 19, 2021 count as one share.

OTHER INFORMATION

Approval of the Third Amendment to the Amended and Restated 2013 Omnibus Incentive Plan requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board recommends a vote FOR the approval of the Third Amendment to the Amended and Restated 2013 Omnibus Incentive Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S SHARES

The table below presents certain information as of March 23, 2026 regarding the persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, with percentages based on 97,608,566 shares of common stock outstanding as of March 23, 2026. We also have 1,000,000 shares of 6.0% Series B Convertible Preferred Stock (Series B preferred stock) outstanding that do not have voting rights at the Annual Meeting.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class Beneficially Owned
GO EK Ventures IV, LLC B. Thomas Golisano 7632 County Road 42 Victor, New York, 14564-8906	15,150,511[1]	15.52%
George and Renee Karfunkel 1671 52nd Street Brooklyn, New York 11204	5,027,724[2]	5.15%
K.F. Investors LLC, et al. 160 Broadway New York, New York 10038	10,537,451[3][4]	10.80%

[1] GO EK Ventures IV, LLC (GO EK Ventures) and B. Thomas Golisano, the sole member of GO EK Ventures, have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 15,103,163 shares of common stock. This information is based on a Schedule 13D/A filed by the reporting persons on August 12, 2025 and Section 16 reports filed with the SEC by GO EK Ventures and Mr. Golisano. Includes 47,348 shares held directly by Mr. Golisano.

[2] George and Renee Karfunkel each reports shared voting and shared dispositive power with respect to 4,490,145 shares of our common stock. The amount shown includes Mr. Karfunkel's presently exercisable options to purchase 37,579 shares of our common stock and 500,000 shares of our common stock owned by the Chesed Foundation of America, a charitable foundation controlled by Mr. Karfunkel. This information is based on a Schedule 13D/A filed by Mr. and Mrs. Karfunkel on January 14, 2021 and Section 16 reports filed with the SEC by Mr. and Mrs. Karfunkel.

[3] This information is based on a Schedule 13D/A filed on August 3, 2020 by the following reporting persons who have agreed to act as a "group" within the meaning of Section 13(d)(3) of the Exchange Act: K.F. Investors, LLC (KF Investors) reports sole voting and sole dispositive power with respect to 5,044,023 shares; Momar Corporation (Momar) reports sole voting and sole dispositive power with respect to 3,139,741 shares; Marneu Holding Company (Marneu) reports sole voting power and sole dispositive power with respect to 614,041 shares; United Equities Commodities Company (UECC) reports sole voting and sole dispositive power with respect to 1,519,646 shares; 111 John Realty Corp (111 John) reports sole voting and sole dispositive power with respect to 170,000 shares; Moses Marx reports sole voting power and sole dispositive power with respect to 2,353,687 shares, which includes 50,000 shares held directly and indirect ownership of 1,519,646 shares held by UECC, 614,041 shares held by Marneu and 170,000 shares held by 111 John.

[4] Dr. Joseph Fink and our director, Philippe Katz, may be deemed to have indirect beneficial ownership of the shares beneficially owned by the reporting persons by virtue of their positions with the entities. Mr. Katz is the son-in-law of Moses Marx. Dr. Fink and Mr. Katz are managing members of KF Investors, a New York limited liability company. Dr. Fink is the President, Treasurer and a director and Mr. Katz is Vice President, Secretary and a director of Momar, a New York corporation. Dr. Fink and Messrs. Katz and Marx are general partners of UECC, a New York general partnership. Mr. Marx holds a 99% general partnership interest in UECC. The general partners of Marneu, a New York general partnership are Moses Marx and United Equities Realty Associates, a New York general partnership, of which Dr. Fink and Messrs. Katz and Marx are general partners. Mr. Marx holds a direct and indirect 71.4285% general partnership interest in Marneu. Dr. Fink and Messrs. Katz comprise the board of directors and President, Treasurer, and Secretary, respectively, of 111 John, a New York corporation. 246,514 shares over which Mr. Katz has direct beneficial ownership are not included above but are reported below in "Beneficial Security Ownership of Directors, Nominees and Executive Officers."

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The table below presents certain information as of March 23, 2026 regarding shares of our common stock held by our directors, nominees, each of our named executive officers and all directors, nominees and executive officers as a group.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned[1]	Percent of Class Beneficially Owned[1][2]
Directors and Nominees		
David P. Bovenzi	52,142[3]	—
Philippe D. Katz	10,733,965[4]	10.99%
Kathleen B. Lynch	26,393[5]	—
Jason New	141,974[6]	—
Darren L. Richman	4,931,820[7][8]	4.99%[8]
Michael E. Sileck, Jr.	144,254[9]	—
Named Executive Officers		
David E. Bullwinkle	610,764[10]	—
Roger W. Byrd	189,955[11]	—
James V. Continenza	4,779,839[12]	4.81%
Richard T. Michaels	33,830[13]	—
Terry R. Taber	349,148[14]	—
All directors, director nominees, named executive officers and executive officers as a group (10 persons, including the above)	21,644,936	21.31%

[1] Under the rules of the SEC, "beneficial ownership" is deemed to include shares for which an individual, directly or indirectly, has or shares voting or dispositive power, whether or not they are held for the individual's benefit, and includes shares that may be acquired within 60 days, including, but not limited to, the right to acquire shares by the exercise of options or upon the conversion of convertible securities. Shares that may be acquired by the exercise of options within 60 days are referred to in the footnotes to this table as "presently exercisable options." Percentages are based on 97,608,566 shares of common stock outstanding as of March 23, 2026 except where the person has the right to receive shares within the next 60 days from the conversion of convertible securities or the exercise of options (as indicated in the other footnotes to this table), which increases the number of shares owned by such person and the number of shares outstanding. Unless otherwise indicated in the other footnotes to this table, each shareholder named in the table has sole voting and dispositive power with respect to all of the shares shown as owned by the shareholder.

[2] We have omitted percentages of less than 1% from the table.

[3] The amount shown includes 16,393 RSUs that vest on May 19, 2026.

[4] The amount shown includes presently exercisable options to purchase 45,095 shares of our common stock, 185,026 shares held directly by Mr. Katz and 16,393 RSUs that vest on May 19, 2026. Mr. Katz also may be deemed to have an indirect beneficial ownership interest with respect to shares beneficially owned by certain reporting persons as reflected and further described in footnote 4 to the "Beneficial Security Ownership of More Than 5% of the Company's Shares" table above. Mr. Katz has 125,871 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors.

[5] The amount shown includes 16,393 RSUs that vest on May 19, 2026. Ms. Lynch has 65,361 shares of phantom stock credited to her account under the Deferred Compensation Plan for Directors.

[6] The amount shown includes 16,393 RSUs that vest on May 19, 2026 and presently exercisable options to purchase 37,579 shares of our common stock. Mr. New has 65,361 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors.

[7] The amount shown includes an aggregate of 3,684,872 shares held directly by Kennedy Lewis Capital Partners Master Fund LP (KLIM Fund I), Kennedy Lewis Capital Partners Master Fund II LP (KLIM Fund II) and Kennedy Lewis Capital Partners Master Fund III LP (KLIM Fund III, and collectively with KLIM Fund I and KLIM Fund II, the KLIM Funds). KLIM Fund I owns 197,000 shares, KLIM Fund II owns 1,909,266 shares and KLIM Fund III owns 1,578,606 shares. The KLIM Funds delegated voting and investment power over all the securities held by the KLIM Funds to Kennedy Lewis Management LP (the Adviser). KLM GP LLC (KLM) is the general partner of the Adviser and Kennedy Lewis Investment Management LLC (KLIM) is the

owner of KLM. Mr. Richman is a managing member and control person of KLIM and may be deemed to beneficially own the shares directly held by the KLIM Funds. The amount shown also includes 21,446 shares held by Mr. Richman for the benefit of KLIM Fund I and KLIM Fund II. Mr. Richman disclaims any direct beneficial ownership over the Company's shares except any indirect economic interest through the shares directly held by the KLIM Funds.

(8) We have 1,000,000 shares of 6.0% Series B Convertible Preferred Stock (Series B Preferred Stock) outstanding that are convertible into shares of common stock at a conversion rate of 10 shares of common stock per share of Series B Preferred Stock that are held directly by KLIM Fund III, KLIM Delta HQC3 LP (KLIM Delta), Kennedy Lewis (EU) SPV LP (EU SPV) and KLCP Co-Investment Opportunities III LP (KLCP Co-Invest, and collectively with KLIM Fund III, KLIM Delta and EU SPV, the Additional KLIM Funds). KLIM Fund III owns 746,620 shares of Series B Preferred Stock, KLIM Delta owns 69,171 shares of Series B Preferred Stock, EU SPV owns 5,730 shares of Series B Preferred Stock and KLCP Co-Invest owns 178,479 shares of Series B Preferred Stock. The Additional KLIM Funds delegated voting and investment power over all the securities held by the Additional KLIM Funds to the Adviser. KLM is the general partner of the Adviser and KLIM is the owner of KLM. Mr. Richman is a managing member and control person of KLIM and may be deemed to beneficially own the shares directly held by the Additional KLIM Funds. Mr. Richman disclaims any direct beneficial ownership over the Company's shares except any indirect economic interest through the shares directly held by the Additional KLIM Funds.

Pursuant to an agreement among the Adviser, the Additional KLIM Funds and the Company, the Company will not effect any conversion of Series B Preferred Stock if after giving effect to such conversion, a fund within the Additional KLIM Funds (together with its affiliates and any members acting as a group) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding (the Beneficial Ownership Limit). Accordingly, the shares of common stock reported on the table above as beneficially owned by Mr. Richman and his percentage ownership of our outstanding shares do not include amounts in excess of the Beneficial Ownership Limit. The shares of Series B Preferred Stock are subject to mandatory redemption by the Company on June 11, 2029.

(9) The amount shown includes 16,393 RSUs that vest on May 19, 2026.

(10) The amount shown includes 16,668 RSUs that vest on May 17, 2026 and presently exercisable options to purchase 503,289 shares of our common stock.

(11) The amount shown includes 8,334 RSUs that vest on May 17, 2026 and presently exercisable or exercisable within 60 days of the March 23, 2026 options to purchase 85,457 shares of our common stock.

(12) Mr. Continenza holds 2,821,217 shares of common stock, 290,329 vested performance stock units not yet settled in shares of common stock and presently exercisable options to purchase 1,668,293 shares of our common stock. Mr. Continenza also has 241,589 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors. The CEO Employment Agreement provides that Mr. Continenza must give the Company at least 61 days' written notice of the exercise any stock options granted to him pursuant to the terms of any award granted to him in February 2019 or July 2020 to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, Mr. Continenza (together with his affiliates and any person acting as a group), would beneficially own more than 4.99% of the then issued and outstanding shares of common stock.

(13) The amount shown includes 10,000 RSUs that vest on May 17, 2026.

(14) The amount shown includes 16,668 RSUs that vest on May 17, 2026 and presently exercisable options to purchase 256,707 shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board has adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents, our Compensation, Nominating and Governance Committee reviews the material facts of all interested transactions that require the Committee's approval. The Compensation, Nominating and Governance Committee will approve or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director or board observer may participate in any discussion or approval of an interested transaction for which he or she is a related party, other than providing material information concerning the interested transaction to the Compensation, Nominating and Governance Committee. If an interested transaction will be ongoing, the Compensation, Nominating and Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then, at least annually, must review and assess ongoing relationships with the related party.

Under the Board's policies and procedures, an "interested transaction" is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which the aggregate amount involved will or may be expected to exceed $100,000, our company is a participant and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was, since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, an Executive Officer, director or nominee for election as a director or board observer (even if the person does not presently serve in that role), a beneficial owner of greater than 5% of our common stock or any immediate family member of any of the foregoing. An immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Board has granted standing pre-approval or ratification for the categories of interested transactions described below. In addition, any interested transaction with a related party in which the aggregate amount involved is expected to be less than $120,000 may be pre-approved by the Chair of the Compensation, Nominating and Governance Committee. Pre-approved interested transactions include:

- Employment of Section 16 Executive Officers either if the related compensation is required to be reported or if the Section 16 Executive Officer is not an immediate family member of another Section 16 Executive Officer or a director, and the related compensation would be reported if the Section 16 Executive Officer was a "Named Executive Officer" and our Compensation, Nominating and Governance Committee approved (or recommended that the Board approve) such compensation.

- Any compensation paid to a director if the compensation is required to be reported.

- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues.

- Any charitable contribution, grant or endowment by our company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the charitable organization's total annual receipts.

- Any transaction where the related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).

- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.

- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

- Any transaction with a related party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

The Compensation, Nominating and Governance Committee reviews pre-approved transactions at its regularly scheduled meetings.

Since January 2025, the Company has entered into the following transactions with Interested Parties who have a direct or indirect material interest in the transactions as defined in Item 404 of Regulation S-K under the Exchange Act:

- Nicholas Continenza, the son of Mr. Continenza, our Executive Chairman and Chief Executive Officer, has been employed by Kodak as Global Commercial Counsel since July 2021. In 2025, Nicholas Continenza received total cash compensation of approximately $301,528 consisting of base salary and bonus amounts. In May 2023, Nicholas Continenza received an equity grant of 30,000 restricted stock units (RSUs) with a grant date value of $128,400, which RSUs vest over a three-year period and are subject to his continued employment on the applicable vesting dates. The first and second tranche vested on May 17, 2024 and May 17, 2025, respectively and the third tranche vests on May 17, 2026. In August 2025, Nicholas Continenza received an equity grant of 50,000 RSUs with a grant date value of $322,500, which RSUs vest over a three-year period and are subject to his continued employment on the applicable vesting dates. Nicholas Continenza is eligible to participate in Kodak's benefit plans, policies and arrangements that are provided to employees generally.

- Mr. Richman, a director, is a managing member of KLIM, the owner and control person of KLM GP LLC (KLM). KLM is the general partner of Kennedy Lewis Management LP, which is the investment adviser to the KLIM Funds. On February 26, 2021, the Company entered into the Term Loan Credit Agreement with the KLIM Lenders, as lenders, and Alter Domus (US) LLC, as administrative agent, that provided the Company with (i) an initial term loan in the amount of $225,000,000, which was drawn in full on the same date, and (ii) a commitment to provide delayed draw term loans in an aggregate principal amount of up to $50,000,000 on or before February 26, 2023, which was drawn in full in June 2022 (collectively, the Original Term Loans). In connection with the Term Loan Credit Agreement, we entered into a letter agreement with KLIM to provide KLIM with certain board nominee rights (the KLIM Board Rights

Agreement) pursuant to which Mr. Richman was appointed a director of the Company. In addition, in February 2021, pursuant to a securities purchase agreement, the KLIM Lenders purchased from the Company (i) 1,000,000 shares of our common stock for an aggregate purchase price of $10,000,000, and (ii) $25,000,000 aggregate principal amount of the Company's 5.0% unsecured convertible promissory notes due May 28, 2026 (the Convertible Notes) in a private placement transaction. The Company has registered for resale the shares of common stock purchased by the KLIM Lenders from the Company pursuant to a registration rights agreement. On June 30, 2023, we entered into an Amended and Restated Term Loan Credit Agreement with the KLIM Lenders, as existing lenders, KLIM Fund II, Kennedy Lewis Capital Partners Master Fund III LP, and KLCP Co-Investment Opportunities III LP as lenders providing refinancing term loans (the Refinancing Lenders), and Alter Domus (US) LLC, as administrative agent. Under the Amended and Restated Term Loan Credit Agreement, the Refinancing Lenders made term loans to the Company on July 21, 2023 in the aggregate amount of $450,000,000 (the Refinancing Term Loans), the proceeds of which were used in part to pay the principal and accrued interest on the Original Term Loans and Convertible Notes. During 2025, the Company entered into the First, Second and Third amendments to the Amended and Restated Term Loan Credit Agreement with KLIM Lenders, as existing lenders, and the Refinancing Lenders and the and Alter Domus (US) LLC, as administrative agent, which (i) extended the maturity date of the Refinancing Term Loans to August 15, 2028, (ii) provided the Company the option to pay certain cash interest payments "in-kind" for six quarterly interest payments beginning in May 2025, and (iii) modified certain mandatory prepayment obligations and fees. On March 11, 2026, the Company entered into the Fourth Amendment to the Amended and Restated Term Loan Credit Agreement with KLIM Lenders as existing lenders, and the Refinancing Lenders and the and Alter Domus (US) LLC, as administrative agent, which required the Company to pay $50 million of the Term Loans on or before March 18, 2026 and $50 million on or before June 1, 2026, in each case plus a 1% prepayment fee. On March 11, 2026, the Company also amended the terms of the Series B Preferred Stock and entered into an amendment with KLIM to amend the terms of KLIM's director nomination right under the KLIM Board Rights Agreement (the Amended KLIM Board Rights Agreement). Under the Amended KLIM Board Rights Agreement, KLIM's board nomination right will continue for so long as KLIM holds at least $200 million of the term loans outstanding under the Amended and Restated Term Loan Credit Agreement or 50% of the Series B Preferred Stock (including any shares of common stock issued upon conversion of the Series B Preferred Stock). From January 1, 2025 through March 23, 2026, the Company paid to KLIM affiliate lenders an aggregate of $26.1 million of interest in cash, $35.2 million of interest payable "in-kind" (PIK) and capitalized into principal, $293.9 million of principal amount of Refinancing Term Loans (including a total of $69.6 million of PIK interest previously capitalized), and prepayment premiums of $3.5 million. In addition, in February 2026, the Company paid $3.0 million in Series B Preferred cumulative dividends which were previously in arrears. For more information on the Amended and Restated Term Loan Credit Agreement, the terms of the Series B Preferred Stock and the Amended KLIM Board Rights Agreement see Notes 8, 10 and 29 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

- Mr. Michaels, an executive officer of the Company, is the spouse of Ann Miller Michaels, Chief Sales Officer for Intivity, Inc., a full-service office furniture and supplies company. The Company paid Intivity, Inc. approximately $577,000 in connection with various business transactions during the year ended December 31, 2025. The Company has a long-standing business relationship with Intivity, Inc. which predates Mr. Michaels' employment with the Company. Further, Mr. Michaels' position with the Company does not provide him with control over or involvement with the Company's relationship with Intivity, Inc.

- B. Thomas Golisano is the sole member of GO EK Ventures, a greater than 10% beneficial owner of the Company's shares as reported above in the table "Beneficial Security Ownership of More than 5% of the Company's Shares." On August 8, 2025, the Company and GO EK Ventures entered into the Series C Exchange Agreement pursuant to which Go EK Ventures agreed to exchange the 1,241,871 Series C Exchange Shares, which represented all of the outstanding shares of the Company's Series C Preferred Stock, for a number of shares of the Company's common stock equal to the aggregate liquidation preference of the Series C Exchange Shares of $124,187,100 plus any accrued and unpaid dividends, at an exchange rate of $8.25 per share. On August 8, 2025, the Series C Preferred Stock Exchange was consummated and the Company issued 15,103,163 shares of the Company's common stock to GO EK Ventures. The carrying value of the Series C Preferred Stock as of the Exchange Date approximated $123 million. The fair value of the common stock issued approximated $106 million, which exceeded the fair value of common stock issuable pursuant to the conversion terms of the Series C Purchase Agreement by $19 million. Following the completion of the Series C Preferred Stock Exchange, the Company's obligations with respect to the Series C Preferred Stock were fully discharged. As a result of the Series C Preferred Stock Exchange, GO EK Ventures' voting power increased from 12.9% as of December 31, 2024 to 15.7%. In addition, GO EK Ventures was granted the right to nominate one member for election to the Company's Board for so long as it holds at least 10% of the outstanding shares of common stock of the Company. In connection with the Series C Preferred Stock Exchange, the Company entered into an Amended and Restated Registration Rights Agreement that provides customary registration rights with respect to the shares of common stock issued in the Series C Preferred Stock Exchange.

- Mr. Golisano is also a greater than 10% shareholder of Paychex, Inc. (Paychex), a provider of human resources and payroll solutions. During the year ended December 31, 2025, the Company paid Paychex approximately $677,000 to provide payroll and other ancillary services. As a beneficial owner of greater than 10% of the Company's shares, Mr. Golisano may have been deemed to have an interest in this transaction but was not expected to have any direct identifiable interest in this transaction. Mr. Golisano did not participate in the negotiation, decision-making process, or approval of the agreement between Paychex and the Company.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following fees were approved by the Audit and Finance Committee and were billed by Ernst & Young LLP, our independent registered public accounting firm (independent accountants), for services rendered in 2024 and 2025.

Type of Service (in millions)	2024	2025
Audit Fees[1]	$ 3.722	$ 4.005
Audit-Related Fees[2]	0.054	0.055
Tax Fees[3]	0.058	0.002
All Other Fees[4]	0.007	0.007
Total	$ 3.842	$ 4.069

[1] Audit fees related primarily to the annual audit of our consolidated financial statements included in our Annual Report on Form 10-K, quarterly reviews of interim financial statements included in our Quarterly Reports on Forms 10-Q, and statutory audits of certain of our subsidiaries.

[2] Audit related fees primarily consisted of fees related to the audit of our subsidiary's retirement plan.

[3] Tax fees were for tax compliance and assistance services.

[4] All other fees consisted of non-audit related procurement of an on-line accounting research tool offered by Ernst & Young LLP to its clients.

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY OUR INDEPENDENT ACCOUNTANTS

The Audit and Finance Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the Pre-Approval Policy) requiring the Audit and Finance Committee's pre-approval of all audit and permissible non-audit services provided by the independent accountants. The Pre-Approval Policy sets forth principles that must be considered by the Audit and Finance Committee in approving services to ensure that the independent accountant's independence is not impaired; describes the audit, audit-related, tax and other permissible non-audit services that may be provided and the non-audit services that are prohibited; and sets forth the pre-approval requirements for all permitted services.

The Pre-Approval Policy provides for the general pre-approval of specific types of audit, audit-related, tax and other permissible non-audit services and annual approval of a budget for such services. As set forth in the Pre-Approval Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit and Finance Committee. In addition, any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit and Finance Committee. The independent accountant is required to report quarterly to the Audit and Finance Committee regarding the extent of services provided in accordance with their pre-approval and the fees for the services performed to date. The Pre-Approval Policy also delegates to the Audit and Finance Committee's Chair the authority to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Audit and Finance Committee as a whole. The Audit and Finance Committee may not delegate its responsibilities to pre-approve services performed by the independent accountant to management or to others.

In 2024 and 2025, the Audit and Finance Committee pre-approved all services performed by Ernst & Young LLP.

PROPOSAL 5

PROPOSAL 5 - RATIFICATION OF THE AUDIT AND FINANCE COMMITTEE'S SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee is directly responsible for the selection, compensation, retention, performance and evaluation of our independent registered public accounting firm. The Audit and Finance Committee assesses the selection of the independent registered public accounting firm each year. In addition, the Audit and Finance Committee considers the independence of the independent registered public accounting firm each year.

Ernst & Young LLP has been our independent registered public accounting firm since fiscal year 2021. After consideration of a number of factors, including the firm's performance and an assessment of the firm's qualifications and resources, the Audit and Finance Committee has selected Ernst & Young LLP as our independent registered public accounting firm to serve a one-year term beginning on the date of the Annual Meeting.

A representative of Ernst & Young LLP is expected to attend the Annual Meeting to respond to appropriate questions and, if he or she desires, make a statement.

As a matter of good corporate governance, the Audit and Finance Committee has determined to submit its selection of the independent registered public accounting firm to our shareholders for ratification. In the event that the selection of Ernst & Young LLP is not ratified, the Audit and Finance Committee will review its future selection of an independent registered public accounting firm. Even if the selection is ratified, the Audit and Finance Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

The ratification of the Audit and Finance Committee's selection of Ernst & Young LLP requires the affirmative vote of a majority of the votes cast by holders entitled to vote thereon.

The Board of Directors recommends a vote FOR ratification of the Audit and Finance Committee's selection of Ernst & Young LLP as our independent registered public accounting firm.

By Order of the Board of Directors

Roger W. Byrd
General Counsel, Secretary and Senior Vice President
April 9, 2026

APPENDIX A

THIRD AMENDMENT
TO THE
EASTMAN KODAK COMPANY
2013 OMNIBUS INCENTIVE PLAN
(As Amended and Restated Effective May 20, 2020)

The Eastman Kodak Company 2013 Omnibus Incentive Plan, as amended and restated effective May 20, 2020 (the "**Plan**"), is hereby amended as follows, effective May 20, 2026:

1. Section 5.1 of the Plan is hereby amended to increase the maximum number of Shares available for grant to Participants pursuant to Awards under the Plan from 20,000,000 Shares to 28,000,000 Shares.

2. Section 16.19 of the Plan is hereby amended and restated in its entirety to provide as follows:

"**16.19 Effective Date**. The Plan originally became effective as of September 3, 2013; was amended to increase the maximum number of Shares available for grant to Participants pursuant to Awards under the Plan effective May 22, 2018; was amended to increase the limit on the number of Options or Stock Appreciation Rights that may be granted to an Employee in any calendar year under the Plan effective February 20, 2019; was amended and restated to increase the maximum number of Shares available for grant to Participants pursuant to Awards under the Plan and to make certain other changes effective May 20, 2020; was amended to increase the maximum number of Shares available for grant to Participants pursuant to Awards under the Plan and to change the method of counting Shares granted under the Plan effective May 19, 2021; was amended to increase the maximum number of Shares available for grant to Participants pursuant to Awards under the Plan effective May 15, 2024; and was amended to increase the maximum number of Shares available for grant to Participants pursuant to Awards under the Plan effective May 20, 2026 (the "**Effective Date**")."

* * * * *

About Kodak

Kodak (NYSE: KODK) is a leading global manufacturer focused on commercial print and advanced materials and chemicals. With 79,000 worldwide patents earned over 130 years of research and development, Kodak believes in the power of technology and science to enhance what the world sees and creates. Kodak's innovative, award-winning products, combined with its customer-first approach, make it the partner of choice for commercial printers worldwide. Kodak is committed to environmental stewardship, including industry leadership in developing sustainable solutions for print.

For additional information on Kodak, visit us at kodak.com, or follow us on X @Kodak and LinkedIn.



Eastman Kodak Company
343 State Street
Rochester, NY 14650
www.kodak.com



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